                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
--------------------------------------------------------------------------------

                                      FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES            / /
 ACT OF 1933
Pre-Effective Amendment No.                            / /


Post-Effective Amendment No. 41                        /X/


                                        and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT            / /
  COMPANY ACT OF 1940


Amendment No. 24                                       /X/


                           (Check appropriate box or boxes)
--------------------------------------------------------------------------------

                               AMWAY MUTUAL FUND, INC.
                  (Exact name of Registrant as Specified in Charter)

7575 Fulton Street East, Ada, Michigan                 49355-7150
(Address of Principal Executive Office)                (Zip Code)


          Registrant's Telephone Number, including Area Code: (616) 787-6288
                     James J. Rosloniec, President and Treasurer
                               Amway Mutual Fund, Inc.
                               7575 Fulton Street East
                               Ada, Michigan 49355-7150
                       (Name and Address of Agent for Service)



Registrant has registered an indefinite number of shares under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940. The Rule 24f-2 Notice for Registrant's year ending December 31, 1995 will be filed by February 28, 1996.



It is proposed that this filing will become effective (check appropriate box) / / immediately upon filing pursuant to paragraph (b)
/ /  on _____________(date), pursuant to paragraph (b)
/X/  60 days after filing pursuant to paragraph (a) (1)
/ /  on (date) pursuant to paragraph (a) (1)
/ /  75 days after filing pursuant to paragraph (a) (2)
/ /  on (date) pursuant to paragraph (a) (2) of Rule 485.
If appropriate, check the following box:
/ / this post-effective amendment designates a new effective date for a previously filed post-effective amendment.



-C-1996, AMWAY CORPORATION, U.S.A.    690883

                               AMWAY MUTUAL FUND, INC.
                                CROSS REFERENCE SHEET

                                        PART A

Item    Caption in Prospectus                                          Page No.
----    ---------------------                                          --------

   1    Front Page                                                        1

   2    Fee Expense Table                                                 2

   3    Financial Highlights                                              3

   4    The Fund                                                          3

        The Fund's Investment Policy                                      4

   5    Management of the Fund                                            4

   6    Description of Common Stock                                       9
        Stockholder Inquiries                                            10
        Dividend and Capital Gain Distributions to Stockholders           9
        Tax Consequences                                                  9

   7    Purchase of Shares                                                6
        Determination of Net Asset Value and Offering Price of            8
            the Fund's Shares

   8    How Shares are Redeemed                                           6

   9    Not Applicable                                                   --

                                        PART B

Item    Caption in Statement of Additional Information                 Page No.
----    ----------------------------------------------                 --------
 10     Cover Page                                                        1

 11     Contents                                                         16

 12     Not Applicable                                                   --

 13     Objectives, Policies and Restrictions on Fund's Investments       3

 14     Officers and Directors of the Fund                                5

 15     Principal Stockholders                                            5

 16     Investment Adviser                                                6
        Transfer Agent                                                    8
        Dividend Disbursing Agent                                         8
        Custodian                                                         9
        Auditors                                                          9

                               AMWAY MUTUAL FUND, INC.
                                CROSS REFERENCE SHEET

                                  PART B (Continued)

Item    Caption in Statement of Additional Information                 Page No.
----    ---------------------                                          --------

 17     Portfolio Transactions and Brokerages                             4

 18     Voting Rights of Common Stockholders                              9

 19     Purchase of Shares                                                9
        Determination of Net Asset Value and Offering Price of
            the Fund's Shares                                            10
        How Shares are Redeemed                                          11
        Reinvestment Privilege                                           11
        Money Market Fund Exchange Priviledge                            12

 20     Federal Income Tax                                               13

 21     Distribution of Shares                                            8

 22     Investment Performance Information                               14

 23     Reports to Stockholders and Annual Audit                         15

                               AMWAY MUTUAL FUND, INC.
                                      FORM N-1A

                                        PART A

                         Information Required in a Prospectus


                                AMF Logo Inserted Here
                              Ada, Michigan, 49355-7150


                                      PROSPECTUS

    The primary investment objective of the Fund is capital appreciation through the ownership of common stock of companies in various industries which offer growth potential. Income, while a factor in portfolio selection, is secondary to the Fund's principal objective.

    This Prospectus sets forth information regarding the Fund that a prospective investor should know prior to investing. Investors are advised to carefully read and retain this Prospectus for future reference. Additional information about the Fund has been filed with the United States Securities and Exchange Commission. Such information may be examined by any person at the Securities and Exchange Commission in Washington, D.C. or may be obtained from the Commission upon payment of the prescribed fee. Prospective investors may request, without charge, the Statement of Additional Information, dated April
, 1996, by writing or telephoning the Fund as indicated above. The Statement of Additional Information is incorporated into this Prospectus by reference.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                    The date of this Prospectus is April   , 1996.

-C-1996, AMWAY CORPORATION, U.S.A.   590604    L-2598-SAJ

                               AMWAY MUTUAL FUND, INC.
                               7575 Fulton Street East
                              Ada, Michigan, 49355-7150
                                    (616) 787-6288
                                    (800) 346-2670


Contents                                                                 Page

Fee Expense Table. . . . . . . . . . . . . . . . . . . . . . . . . .     2
Financial Highlights . . . . . . . . . . . . . . . . . . . . . . . .     3
The Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3
The Fund's Investment Policy . . . . . . . . . . . . . . . . . . . .     4
Management of the Fund . . . . . . . . . . . . . . . . . . . . . . .     4
Purchase of Shares . . . . . . . . . . . . . . . . . . . . . . . . .     6
How Shares are Redeemed. . . . . . . . . . . . . . . . . . . . . . .     6
Exchange Privilege . . . . . . . . . . . . . . . . . . . . . . . . .     8
Determination of Net Asset Value and
Offering Price of the Fund's Shares. . . . . . . . . . . . . . . . .     8
Retirement Plans . . . . . . . . . . . . . . . . . . . . . . . . . .     9
Description of Common Stock. . . . . . . . . . . . . . . . . . . . .     9
Dividend and Capital Gain Distributions
  to Stockholders. . . . . . . . . . . . . . . . . . . . . . . . . .     9
Tax Consequences . . . . . . . . . . . . . . . . . . . . . . . . . .     9
Stockholder Inquiries. . . . . . . . . . . . . . . . . . . . . . . .    10
Investment Performance Information . . . . . . . . . . . . . . . . .    10

Printed in U.S.A.
                                       1 (A-1)

                               AMWAY MUTUAL FUND, INC.
                                  FEE EXPENSE TABLE

Shareholder Transaction Expenses
    Maximum Sales Charge Imposed on Purchases                        3.00%
    (as a percentage of offering price)

    Maximum Sales Charge Imposed on Reinvested                        None
    Dividends (as a percentage of offering price)

    Deferred Sales Charge (as a percentage of                         None
    original purchase price or redemption proceeds,
    as applicable)

    Redemption Fees (as a percentage of amount                        None
    redeemed, if applicable)

    Exchange Fee                                                      None

Annual Fund Operating Expenses
    (as a percentage of average net assets)

    Management Fees                                                    .55

    12b-1 Fees                                                        None

    Other Expenses                                                    .57%

    Total Fund Operating Expenses                                    1.12%




Example*
                                       1 year    3 years   5 years   10 years
An investor would pay the following
expenses on a $1,000 investment,
assuming (1) 5% annual return and
(2) redemption at the end of each
time period:                             $41       $64       $89       $160



*This example should not be considered a representation of past or future expenses and actual expenses may be greater or lesser than those shown.

    The purpose of the fee table is to provide an investor with an understanding of the various costs and expenses incurred by all shareholder accounts that an investor will bear directly or indirectly. The sales charge imposed reflects the sales charge which is discussed under "Determination of Net Asset Value and Offering Price of the Fund's Shares" found on page 8 of this Prospectus. Annual Fund operating expenses are based upon total expenses incurred by the Fund for the year ended December 31, 1995 including the Fund's portfolio accounting service expenses in the amount of $2,500 per month ($30,000 annually) which was paid through the use of directed brokerage commissions. The example, as required by the Securities and Exchange Commission, assumes a 5% annual return in determining the total expenses paid on an investment. Therefore, future expenses may be greater or lesser than those shown in the example. Expenses include only those expenses incurred by all shareholder accounts and not those expenses incurred for specific shareholder purposes such as bank fees for wire transfers (see "How Shares Are Redeemed"), Individual Retirement Accounts, or Profit-Sharing Trusts.



                                       2 (A-2)

                               AMWAY MUTUAL FUND, INC.


                                 FINANCIAL HIGHLIGHTS

    The table below shows financial information for Amway Mutual Fund, Inc. expressed in terms of one share outstanding throughout the period. The information in the tables is covered by the report of the Fund's independent auditors. The report is contained in the Fund's Registration Statement available from the Fund. The financial statements are contained in the Fund's 1995 Annual Report to Shareholders along with additional information about the performance of the Fund which may be obtained by writing or calling the Fund.

(Selected data for each share of capital stock outstanding throughout each period.)




                                                                        Year ended December 31,
                                    1995*     1994     1993      1992      1991      1990      1989      1988      1987      1986
Net Asset Value,
  beginning of period              $6.88     $7.71     $7.57     $8.11     $6.82     $7.26     $6.49     $7.87     $7.82     $6.84
Income from investment
   operations:
  Net investment income              .10       .03       .02       .02       .06       .08       .16       .16       .13       .12
  Net gain (loss) on securities     1.98      (.49)      .78       .10      2.65      (.01)     1.93       .36       .47       .98

Total from investment
  operations                        2.08      (.46)      .80       .12      2.71       .07      2.09       .52       .60      1.10
Distributions:

  Dividends (from net
    investment income)               .11       .03       .02       .02       .06       .08       .16       .15       .13       .12

  Distributions (from
   capital gains)                   1.42       .34       .64       .64      1.36       .43      1.16      1.75       .42      -

Total distributions                 1.53       .37       .66       .66      1.42       .51      1.32      1.90       .55       .12

Net Asset Value, end of period     $7.43     $6.88     $7.71     $7.57     $8.11     $6.82     $7.26     $6.49     $7.87     $7.82

  Total Return**                   30.55%    (5.87%)   10.85%     1.77%    41.81%     1.01%    32.83%     6.89%     8.02%    16.03%

Ratios/Supplemental Data

  Net assets, end of period
   (000's omitted)               $77,248   $58,921   $61,741   $55,342   $53,238   $38,286   $39,029   $31,274   $32,765   $34,788

  Ratio of expenses to
   average net assets***            1.1%      1.1%      1.1%      1.1%      1.1%      1.2%      1.2%      1.3%      1.1%      1.2%

  Ratio of net income to
   average net assets               1.2%       .4%       .2%       .3%       .7%      1.1%      2.0%      1.9%      1.4%      1.4%

  Portfolio turnover rate         173.3%     78.1%     91.5%    136.5%    160.4%    171.1%     14.6%    135.5%     15.3%     21.6%

  Average commission
   rate per share                 $.0598    $.0597    $.0682    $.0691    $.0697    $.0708    $.0684    $.0672    $.0669     $.0787







The Supplementary Information has been audited by BDO Seidman, LLP, the Independent Certified Public Accountants for the Fund.

    *Effective May 1, 1995, Ark Asset Management Co., Inc. entered into a Sub-Advisory Agreement with the Fund. Kemper Financial Services previously served as the Fund's Sub-Advisor.

  **Total return does not reflect the effect of the sales charge.

 ***The Fund's portfolio accounting services expense in the amount of $2,500 per month ($30,000 annual base fee) was paid through the use of directed brokerage commissions. The ratio reflects fees paid with brokerage commissions only for calendar years ended December 31, 1995.

                                       THE FUND

    Amway Mutual Fund, Inc. was incorporated February 13, 1970, under Delaware law by Amway Corporation. The Fund is an investment company which is classified as an "open-end," diversified management company. This is a means by which many persons can, by purchasing shares of the Fund, pool relatively small amounts for a more diversified managed investment in securities than would be possible for a single investor. As an "open-end" company, the Fund will redeem (buy back) its shares, upon the request of a stockholder, at the net asset value at the time of redemption (see "How Shares Are Redeemed"). As a fundamental policy, the Fund will not invest more than 25% of the value of its assets in any one industry.



                                       3 (A-3)

                               AMWAY MUTUAL FUND, INC.


                             THE FUND'S INVESTMENT POLICY

     The primary investment objective of the Fund is capital appreciation. Income, while a factor in portfolio selection, is secondary to the Fund's principal objective. In pursuing this objective, it is the Fund's policy to invest a major portion of its assets in common stocks (or securities convertible into or with rights to purchase common stock) of companies believed by the Fund to offer good growth potential over both the intermediate and the long-term period. However, when current market or economic conditions make it seem advisable by the Fund to do so, for temporary defensive reasons, the Fund may invest all or any portion of its assets in other types of securities, including preferred stocks, high-grade debt securities, or obligations of the United States or of any State, or may hold its assets in cash.

     In view of the Fund's investment objective of capital appreciation, with income as a secondary objective, the Fund intends to purchase securities for long-term or short-term profits, as appropriate. Securities will be disposed of in situations where, in management's opinion, such potential is no longer feasible or the risk of decline in the market price is too great. Therefore, in order to achieve the Fund's objectives, the purchase and sale of securities will be made without regard to the length of time the security is to be held. Portfolio turnover rates for the years ended December 31, 1995, 1994, and 1993 were 173.3%, 78.1%, and 91.5%, respectively. The Fund's portfolio turnover rate increased during 1995 as a result of the restructuring of the Fund's portfolio by the new Sub-Advisor. A portfolio turnover rate greater than 100% may affect the brokerage costs payable by the Fund and may cause the Fund to have additional realized gains or losses which would be reportable for tax purposes.

     Although care is being exercised in the selection of securities for investment by the Fund, the Fund's investments are affected by market fluctuations and are subject to the risks common to all security investments. Therefore, there can be no certainty that the Fund's growth or income objective will be realized.

     The Fund's investment objective and policy as described above is fundamental and may not be changed without the approval of the lesser of (i) 67% or more of the shares present at a meeting at which the holders of more than 50% of the shares are present in person or represented by proxy, or (ii) more than 50% of the outstanding shares of the Fund.

                                MANAGEMENT OF THE FUND

     The business and affairs of the Fund are managed and under the direction of the Board of Directors. The Certificate of Incorporation for the Fund permits, subject to the approval of the Board of Directors, the Fund to enter into agreements with one or more persons to manage the assets of the corporation.

     The Fund has entered into an Advisory and Service Contract ("Contract") with Amway Management Company (the "Investment Adviser"), 7575 Fulton Street East, Ada, Michigan 49355. Under the Contract, the Fund employs the Investment Adviser to furnish investment advice and manage on a regular basis the investment portfolio of the Fund, subject to the direction of the Board of Directors of the Fund, and to the provisions of the Fund's current Prospectus; to furnish for the use of the Fund, office space and all necessary office facilities, equipment and personnel for servicing the investments of the Fund, and (with certain specific exceptions) administering its affairs; and to pay the salaries and fees of all Officers and Directors of the Fund. Except when otherwise specifically directed by the Fund, the Investment Adviser will make investment decisions on behalf of the Fund and place all orders for the purchase and sale of portfolio securities for the Fund's account. The Investment Adviser shall be permitted to enter into an agreement with another advisory organization (sub-adviser), whereby the sub-adviser will provide all or part of the investment advice and services required to manage the Fund's investment portfolio as provided for in this agreement. Amway Management Company has served as Investment Adviser for the Fund since 1971. In return for its Investment Adviser services, the Fund pays the Investment Adviser quarterly, pursuant to the Contract, a fee amounting on an annual basis to approximately .55 of 1% of the average daily net asset value of the Fund.


                                       4 (A-4)

                               AMWAY MUTUAL FUND, INC.

     The Investment Adviser has entered into a Sub-Advisory Agreement with Ark Asset Management Co., Inc. ("Sub-Adviser"), One New York Plaza, 29th Floor, New York, NY 10004. Under the Sub-Advisory Agreement, which became effective May 1, 1995, the Adviser employs the Sub-Adviser to furnish investment advice and manage on a regular basis the investment portfolio of the Fund, subject to the direction of the Adviser, the Board of Directors of the Fund, and to the provisions of the Fund's current Prospectus. Except when otherwise specifically directed by the Fund or the Adviser, the Sub-Adviser will make investment decisions on behalf of the Fund and place all orders for the purchase or sale of portfolio securities for the Fund's account. The Sub-Adviser is engaged in the management of investment funds for institutional clients in excess of $18 billion. The Sub-Adviser and its affiliates provide investment advice and manage investment portfolios for other corporate, pension, profit-sharing and individual accounts. For services rendered, the Investment Adviser, not the Fund, will pay the Sub-Adviser a fee amounting on an annual basis to approximately .45 of 1% of the average daily net asset value of the Fund.



     C. Charles Hetzel, Vice Chairman of Ark Asset Management, Inc., is the head of the Growth at a Reasonable Price Group, which is responsible for management of the Fund's portfolio. He has served as the head of the Growth at a Reasonable Price Group since 1981. Mr. Hetzel has spent his entire career at Ark Asset Management, Inc. or a predecessor firm. He received a B.S. degree from the University of Utah and M.B.A. from the Columbia School of Business Administration.

     The Growth at a Reasonable Price Group determines overall investment strategy for equity portfolios managed by the Sub-Adviser. The Growth at a Reasonable Price Group, in addition to Mr. Hetzel, consists of Steven M. Steiner, John E. Bailey, William G. Steuernagel, and James G. Pontone. The portfolio managers work together as a team with the firm's research analysts. Equity analysts, through research, analysis and evaluation, work to develop investment ideas appropriate for these portfolios. These ideas are studied and debated by the Growth at a Reasonable Price Group and decisions regarding the portfolio are made by the Group. After investment decisions are made, equity traders execute the portfolios transactions through various broker-dealer firms.

     Amway Stock Transfer Co., 7575 Fulton Street East, Ada, Michigan 49355, performs the Transfer Agent function for the Fund and serves as the dividend disbursing agent.

     Jay Van Andel and Richard M. DeVos are controlling persons of the Investment Adviser and Transfer Agent, since they own, together with their spouses, substantially all of the outstanding securities of Amway Corporation, which in turn owns all the outstanding securities of each entity. Amway Corporation is a Michigan manufacturer and direct selling distributor of home care and personal care products.
The Fund's total expenses for the year ending December 31, 1995, as a percentage of the average net assets of the Fund was 1.1%.


                                       5 (A-5)

                               AMWAY MUTUAL FUND, INC.

                                  PURCHASE OF SHARES

     Pursuant to a Principal Underwriter Agreement, the Investment Adviser acts as exclusive agent for the sale of shares of the Fund. The minimum initial investment required to establish an account is $500. An additional investment in the minimum amount of $50 can be made in your account at any time. Investments are made at the offering price, which includes a sales charge (see "Determination of Net Asset Value and Offering Price of the Fund's Shares"), next determined after the Fund receives your purchase application and investment.

     You may open a new account with the Fund by completing the enclosed application, submitting your check made payable to Amway Management Company and mailing the required information to Amway Management Company, 7575 Fulton Street East, Ada, Michigan 49355-7150.

     You may make additional investments to existing accounts by mail, wire, or by the use of the pre-authorized check privilege. When making an additional investment by check, please tear-off the stub from your statement of account, or enclose a letter of instructions including your account number and your check made payable to Amway Management Company. Wire transfers would normally be used for large purchases. You may also arrange to make periodic investments through automatic deductions from your checking account by completing the appropriate form and providing the necessary documentation to establish this privilege. Please contact the Fund for additional information for utilizing either of these two options.

                               HOW SHARES ARE REDEEMED

     The Fund will redeem your shares upon receiving a proper request. There is no redemption charge by the Fund. However, if a stockholder uses the services of a broker-dealer for the repurchase, there may be a charge by the broker-dealer to the stockholder for such services. Shares can be redeemed by the mail, telephone or telegram, or through the automatic withdrawal plan as described below.

     When redeeming by mail, if no certificates have been issued, you need only send a written request for redemption to Amway Stock Transfer Co., the Transfer Agent, 7575 Fulton Street East, Ada, Michigan 49355-7150. This request must state the portion of your account to be redeemed, including your account number and the signature of each account owner, signed exactly as your name appears on the records of the Fund. If a certificate has been issued to you for the shares being redeemed, the certificate (endorsed or accompanied by a signed stock power) must accompany your redemption request, with your signature guaranteed without qualification by a national bank; a state bank; a member firm of a principal stock exchange or other entity described in accordance with Rule 17Ad-15 under the Securities Exchange Act of 1934. Additional documents may be required in the event of special circumstances (described below).

     You can request the telephone or telegram exchange or redemption option by so indicating on your application. You may redeem shares under this option by calling the Fund at the number indicated on the front of this Prospectus on any business day before 4:00 p.m., Eastern Time. By establishing the telephone or telegram exchange or redemption option, you authorize the Transfer Agent to honor any telephone or telegram exchange or redemption request from any person representing themselves to be the investor. Procedures required by the Fund to ensure that a shareholder's requested telephone or telegram transaction is genuine include identification by the shareholder of the account by number, recording of the requested transaction and sending a written confirmation to shareholders reporting the requested transaction. The Fund is not responsible for unauthorized telephone or telegram exchanges or redemptions unless the Fund fails to follow these procedures. Shares must be owned for 15 days before redeeming and cannot be in certificate form unless the certificate is tendered with the request for redemption. All redemption proceeds will be forwarded to the address or bank designated on the account application.



                                       6 (A-6)

                               AMWAY MUTUAL FUND, INC.



     The Transfer Agent and the Fund have reserved the right to change, modify, or terminate the telephone or telegram exchange or redemption option at any time. Before this option is effective for a corporation, partnership, or other organizations, additional documents may be required. This option is not available for Profit-Sharing Trust and Individual Retirement Accounts. Additional documents may be required in the event of special circumstances (described below). The Fund and the Transfer Agent disclaim responsibility for verifying the authenticity of telephone and telegram exchange or redemption requests which are made in accordance with the procedures approved by shareholders.

     If the value of your account is $10,000 or more, you may arrange to receive automatic periodic cash payments. Please contact the Fund for more information.

     Redemption proceeds are normally paid in cash (check form) and mailed to the address of record within two or three business days after a proper request is received, but in no event later than seven days. A request that redemption proceeds be wired or mailed to your bank of record will be honored provided the bank account registration matches exactly the Fund account registration. Wire transfers will normally be used for large redemptions. Any bank charges charged the Fund for wire redemptions under $5,000 (currently $15) will be deducted from your redemption proceeds. This charge is subject to change without notice. Your bank may charge you for receiving wires. Your bank registration information should be provided on the account application if this option will be used.

     Before redeeming shares, in special circumstances, the Transfer Agent may request additional documents such as, but not limited to, a stock power, a trust instrument, a certificate of death, an appointment as personal representative, court orders, a divorce decree or property settlement, a certification of corporate authority, and a waiver of tax required in some states when settling estates. These procedures are for the protection of stockholders and to ensure proper payment. An inquiry as to the proper redemption requirements should be directed to the Transfer Agent if these circumstances are present.

     When redeeming shares from an Individual Retirement Account, you will be subject to withholding of Federal income tax, unless you elect not to have withholding apply. When redeeming shares from a Profit-Sharing Trust, you will generally be subject to withholding of Federal income tax. Therefore, you will be required to complete a Distribution Election Form prior to redemption from these accounts.

     The price at which shares will be redeemed by the Fund is the net asset value per share as next computed after a proper request is received. However, your right to redeem might be suspended or postponed for more than seven days if the New York Stock Exchange is closed, other than weekends or holiday closings, or trading on the Exchange is restricted or the Securities and Exchange Commission deems an emergency exists. The Fund will not mail redemption proceeds until checks (including certified or cashier's checks) received for the shares purchased have cleared. The amount you receive may be more or less than your cost, depending on the net asset value of the shares at the time of redemption and will result in an event reportable for tax purposes.

     Stockholders who have redeemed their shares have a one-time right to invest in shares of the Fund at the net asset value per share without payment of a sales charge. (If the sole purpose of the redemption is to invest the proceeds at the next determined net asset value in the Profit-Sharing Trust or Individual Retirement Account the right is unlimited.) Reinvestment must be made within ten days of the redemption and is limited to no more than the amount of the redemption proceeds.


                                       7 (A-7)

                               AMWAY MUTUAL FUND, INC.

                         MONEY MARKET FUND EXCHANGE PRIVILEGE

     The Underwriter for Amway Mutual Fund, Inc. ("Fund") has arranged for shares of the three money market portfolios of Cash Equivalent Fund, an open-end money market mutual fund ("Money Market Fund") to be available in exchange for shares of the Fund for shareholders residing in the U.S. Also, clients of the Underwriter can exchange shares in the Money Market Fund for shares of the Fund. Shares of the Money Market Fund so acquired (including any reinvested dividends thereon) may be re-exchanged for shares of the Fund without sales charge. All other shares will be subject to the sales charge (see "Determination of Net Asset Value and Offering Price of the Fund's shares"). The Underwriter receives a maximum fee from Kemper Financial Services, Inc., the distributor and administrator for the Money Market Fund, of .38 of 1% per year of the average daily net asset value of shares of the Money Market and Government Securities Portfolios, and of .33 of 1% per year of the average daily net asset value of shares of Tax-Exempt Portfolio, acquired through this exchange privilege. This exchange privilege does not constitute an offering or recommendation by the Fund of the Money Market Fund. The Money Market Fund is separately managed.

     The above described Exchange Privilege may be exercised by sending written instruction to the Transfer Agent. See "How Shares Are Redeemed" for applicable signatures and signature guarantee requirements. Shareholders may authorize telephone or telegram exchanges or redemptions by making an election on your application. Procedures required by the Fund to ensure that a shareholder's requested telephone or telegram transaction is genuine include identification by the shareholder of the account by number, recording of the requested transaction and sending a written confirmation to shareholders reporting the requested transaction. The Fund is not responsible for unauthorized telephone or telegram exchanges unless the Fund fails to follow these procedures. Shares must be owned for 15 days before exchanging and cannot be in certificate form unless the certificate is tendered with the request for exchange. An exchange requires the purchase of shares of the particular portfolio of the Money Market Fund with a value of at least $1,000 to establish a new account or $100 to add to an existing account. Exchanges will be accepted only if the registration of the two accounts is identical. Exchange redemptions and purchases are effected on the basis of the net asset value next determined after receipt of the request in proper order by the Fund. In the case of exchanges into the Money Market Fund, dividends generally commence on the following business day. For federal and state income tax purposes, an exchange is treated as a sale and may result in a capital gain or loss, although if the shares exchanged have been held less than 91 days, the sales charge paid on such shares is not included in the tax basis of the exchanged shares, but is carried over and included in the tax basis of the shares acquired.

     A prospectus for the Money Market Fund which contains information concerning charges and expenses may be obtained from the Underwriter. A shareholder should read the prospectus carefully and consider differences in objectives and policies before making any exchange. The Fund or the Underwriter can change or discontinue this privilege, although shareholders generally would be given 60 days advance notice of any termination or material amendment of the Fund Exchange Privilege and shareholders who had exchanged into the Money Market Fund generally would be permitted to reacquire shares of the Fund without sales charge for at least 60 days after notice of termination of the Exchange Privilege with the Money Market Fund.

                 DETERMINATION OF NET ASSET VALUE AND OFFERING PRICE
                                 OF THE FUND'S SHARES



     The net asset value of the Fund's shares is determined by dividing the total current value of the assets of the Fund, less its liabilities, by the number of shares outstanding at that time. This determination is made as of the close of business on the New York Stock Exchange, 4:00 P.M. Eastern time, on each business day on which that Exchange is open or on any other day in which there is a sufficient degree


                                       8 (A-8)

                               AMWAY MUTUAL FUND, INC.
of trading in the Fund's portfolio, except no computation will be made on a day in which no order to purchase or redeem shares was received.

     In determining the current value of the Fund's assets, securities listed or admitted to trading on a national securities exchange are valued at their last reported sale price on the market where principally traded, before the time of valuation. If a security is traded only in the over-the-counter market or if no sales have been reported for a listed security on that day, it will be valued at the mean between the current closing bid and asked prices. Securities for which market quotations are not readily available, including any restricted securities, and other assets of the Fund are valued at fair market value as determined in good faith by the Fund's Board of Directors.

     The offering price is the net asset value per share at the next determined value after the order is placed, as determined above, plus a sales charge. Presently the sales charge is 3% of the offering price or 3.09% of the amount invested.

     Sales charges do not apply to shares of the portfolio purchased (1) as a reinvestment of the dividend and capital gain distribution; (2) if you are a current or retired director, officer, employee or a spouse or minor child thereof for the Fund's Principal Underwriter, Adviser, or Sub-Adviser; or a director, officer or shareholder of Amway Corporation, the parent of the Adviser; or, (3) if you are a current or former director, officer or a spouse or minor child thereof, for the Fund.


                                   RETIREMENT PLANS

     The Fund sponsors a prototype Profit-Sharing Trust and Individual Retirement Account. Persons interested in additional information regarding these plans should contact the Fund.

                             DESCRIPTION OF COMMON STOCK

     The authorized capital stock of the Fund consists of 20,000,000 shares of common stock with par value of $1 each, all of which are of one class and have equal rights as to voting, dividends, redemption, liquidation, and other matters. All shares issued and outstanding are fully paid and nonassessable, have no preemptive or conversion rights, and are freely transferable.

     Each share or fractional share of common stock that you own entitles you to one vote at all meetings of stockholders, either in person or by proxy. The Fund's shares have non-cumulative voting rights.

               DIVIDEND AND CAPITAL GAIN DISTRIBUTIONS TO STOCKHOLDERS

     It is the policy of the Fund to distribute to stockholders each year as dividends and distributions substantially all net investment income of the Fund for the year and substantially all net capital gains received by the Fund, if any. Such distributions, in the past, have been paid in December. Net investment income and capital gain distributions, if any, will be paid on a basis which is consistent with past policy. All net investment income and capital gain distributions may be received in cash or reinvested in additional shares of the Fund at their net asset value at the time of distribution, at no sales charge. This election can be changed at any time by requesting a change in writing, signed by all account owners.

                                   TAX CONSEQUENCES

     The Fund intends to continue to comply with the provisions of Subchapter M of the Internal Revenue Code. Therefore, the Fund intends to distribute substantially all net investment income and realized capital gains, if any. Dividends derived from net investment income and net short-term capital gains are taxable to stockholders as ordinary income and long-term capital gain dividends are taxable to stockholders as long-term capital gain regardless of how long the shares have been held and whether received in cash or reinvested in additional shares of the Fund. Long-term capital gain dividends received by individual stockholders are taxed at a maximum rate of 28%. Stockholders not subject to tax on their income will not be required to pay tax on amounts distributed to them. Each stockholder will receive a statement annually informing them of the amount of the income and capital gains which have been distributed by the Fund during the calendar year.

                                       9 (A-9)

     In addition, stockholders may realize a capital gain or loss when shares are redeemed. For most types of accounts, the Fund will report the proceeds of redemptions to stockholders and the IRS annually. However, because the tax treatment also depends on the purchase price and a stockholder's personal tax position, you should also keep your regular account statements to use in determining your tax.

     On the record date for a distribution, the Fund's share value is reduced by the amount of the distribution. If a shareholder buys shares just before the record date ("buying a dividend"), they will pay the full price for the shares, and then receive a portion of the price back as a taxable distribution.

     The Fund is required by law to withhold 31% of taxable dividends and redemption proceeds paid to certain stockholders who do not furnish correct tax payer identification numbers (in the case of individuals, a social security number) and in certain other circumstances. Trustees of qualified retirement plans are required by law to withhold 20% of the taxable portion of any distribution that is eligible to be "rolled over." The 20% withholding requirement does not apply to distributions from IRA's or any part of a distribution that is transferred directly to another qualified retirement plan, 403(b)(7) account or IRA. Shareholders should consult their tax advisor regarding the 20% withholding requirement.

                                STOCKHOLDER INQUIRIES

     Stockholder inquiries should be directed to the Fund by writing or telephoning the Fund at the address or telephone number indicated on the cover page of the Prospectus. Information relating to a specific account will be disclosed, pursuant to a telephone inquiry, only if the stockholder identifies the account by account number or by the social security number listed on the account.

                          INVESTMENT PERFORMANCE INFORMATION

     Following is a table illustrating the Fund's performance for annual periods ended December 31, 1995, and its average annual total return percentages for one, five, and ten years.





                                          Accumulative     Accumulative
                                           Value of Shares Value of Shares
 Calendar Years   Cost of       Value of     Accepted As     Accepted As
       Ended       Initial       Initial   Capital Gain   Ordinary Income    Total
    December 31  Investment    Investment  Distributions      Dividends      Value
      1986        $1,000      $1,120          $ --              $ 17        $1,137
      1987                     1,128              66              34         1,228
      1988                       930             332              51         1,313
      1989                     1,040             615              89         1,744
      1990                       977             683             101         1,761
      1991                     1,162           1,200             135         2,497
      1992                     1,085           1,323             134         2,542
      1993                     1,105           1,569             143         2,817
      1994                       986           1,527             139         2,652
      1995                     1,064           2,206             192         3,462





                                   Average Annual
                                  Total Return For
         Periods Ended            The Period Ended
         December 31, 1995      On December 31, 1995
         One Year                     27.59%
         Five Years                    14.01%
         Ten Years                     13.22%





    Total return performance for the Fund is calculated by making an initial investment of $1,000 at the beginning of the period, in the Fund's shares at the asking price, which price includes the sales charge of 3.0% (see "Determination of Net Asset Value and Offering Price of the Fund's Shares") and reinvesting all ordinary income dividends and capital gain distributions paid during the period in additional shares at net asset value per share on the reinvestment dates. Prior to 1991 the Fund had a variable sales charge based upon amount of shares purchased. The illustration includes recurring expenses incurred by all shareholder accounts and not those incurred for specific shareholder purposes such as bank fees for wire transfers, Individual Retirement Accounts, or Profit-Sharing Trusts. The


                                      10 (A-10)
average annual total return for the Fund for a specific period is found by dividing the ending total value by the cost of the initial investment for the period and taking this quotient to the Nth root, then subtracting 1 (N represents the number of years in the period). The average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative total return if the Fund's performance had been constant over the entire period. Such calculation is with all ordinary income dividends and capital gain distributions reinvested at net asset value and after adjustment for the sales charge. No adjustment has been made for any income taxes payable by shareholders on ordinary income dividends and capital gain distributions accepted in shares which are payable by shareholders in the tax year received. Since the sales charge is paid at the time the initial investment is made, it has the greatest impact on the average annual total return percentage for one year. The total return during calendar year 1995 for accounts in existence prior to January 1, 1995, including reinvestment of all ordinary income dividends and capital gain distributions, was 30.55%.

    Average annual total return percentages of the Fund will vary and the publication of performance results is not a representation as to future investment performance. Factors affecting the Fund's performance include general market conditions, operating expenses and investment management. Net asset values of the Fund will fluctuate. Additional information about the performance of the Fund is contained in the Annual Shareholders Report which can be obtained without charge.


                                      11 (A-11)

U.S. POSTAGE
PAID
ADA, MI
PERMIT 100
                                       Amway
                                       Mutual
                                       Fund,
                                       Inc.
                                       Prospectus
                                       April  , 1996


                                       AMF Logo Inserted Here




AMWAY MUTUAL FUND, INC.
7575 Fulton Street East
12 (A-12)Ada, Michigan 49355-7150
                                      12 (A-12)

                               AMWAY MUTUAL FUND, INC.
                                      FORM N-1A

                                        PART B

            Information Required in a Statement of Additional Information

                                AMF Logo Inserted Here




                         STATEMENT OF ADDITIONAL INFORMATION
                               AMWAY MUTUAL FUND, INC.
                               7575 Fulton Street East
                               Ada, Michigan 49355-7150
                                    (616) 787-6288
                                    (800) 346-2670



     This Statement of Additional Information is not a prospectus and, therefore, should be read only in conjunction with the Prospectus, which can be requested from the Fund by writing or telephoning as indicated above. This Statement Of Additional Information relates to the Prospectus for the Fund dated
April   , 1996.



       The date of this Statement of Additional Information is April   , 1996.

-C-1996, AMWAY CORPORATION, U.S.A.    590605    L-2597-SAK



                                       1 (B-1)

                         (THIS PAGE INTENTIONALLY LEFT BLANK)



                                       2 (B-2)

                               AMWAY MUTUAL FUND, INC.



           OBJECTIVES, POLICIES AND RESTRICTIONS ON THE FUND'S INVESTMENTS

     The primary investment objective of the Fund is capital appreciation, through the ownership of common stock of companies in various industries which offer growth potential. Income, while a factor in portfolio selection, is secondary to the Fund's principal objective. In addition to the discussion found in the Prospectus, following is additional information concerning the Fund's investments.

     The Fund has the right to invest up to 10% of its total assets in securities which are not readily marketable, including "restricted securities" (securities which have not been registered with the Securities and Exchange Commission or which are subject to contractual restrictions on resale).

     The Fund is subject to certain investment restrictions. In brief, these provide that the Fund may not:

    1. Underwrite securities of other issuers, except that it may acquire portfolio securities under circumstances where, if sold publicly, it might be deemed to be an underwriter for purposes of the Securities Act of 1933, but no more than 10% of the value of the Fund's total assets will at any time be invested in such securities.

    2. Invest more than 5% of its total assets in the securities of any one issuer other than the United States Government or purchase more than 10% of any class of securities, including voting securities, of any one issuer.

    3. Purchase interests in real estate as an investment, other than readily marketable securities of companies which may have interests in real estate.

    4.  Engage in the purchase and sale of commodities or commodity contracts.

    5. Invest in companies for the purpose of exercising control or management.

    6. Make loans to others, although it may purchase a portion of an issue of publicly distributed bonds, debentures, or other debt securities.

    7.  Engage in margin transactions or short sales.

    8.  Write, purchase, or sell puts, calls, or combinations thereof.

    9.  Participate in joint trading account.

    10. Mortgage, pledge, hypothecate, or in any manner transfer as security for indebtedness any securities owned or held by the Fund, except as permitted in the following Item 11.

    11. Borrow money, except that as a temporary measure and not for investment purposes, it may borrow from banks up to 5% of the value of its total assets taken at cost, which may be secured by up to 10% of such assets taken at cost. (It should be noted that some states have laws which are even more restrictive than the Fund's fundamental policy with respect to this matter. As a result of these laws, it is the Fund's present operating policy not to mortgage, pledge, or hypothecate its portfolio securities to the extent that at any time the percentage of pledged securities plus the sales load will exceed 10% of the offering price of the Fund's shares.)

    12. Invest in securities of other investment companies, except in connection with a merger with another investment company.

    13. Invest more than 5% of its total assets in securities of companies having a record of less than three years' continuous operation.

    14. Retain, in the Fund's portfolio, securities of an issuer any of whose officers, directors, or security holders is an officer or director of the Fund or of the fund's investment adviser, if after the purchase of such securities one or more of such officers or directors of the Fund or of the Fund's investment adviser owns beneficially more than 1/2% of the outstanding securities of such issuer and such officers and directors owning benefically more than 1/2% of such outstanding securities together own beneficially more than 5% of such outstanding securities.


                                       3 (B-3)

                               AMWAY MUTUAL FUND, INC.




    15. Invest more than 5% of its total assets in securities of a foreign issuer, the purchase of whose securities is subject to the Federal Interest Equalization Tax, which tax is not in effect at the date of this Statement of Additional Information.

    16. Invest in interests in oil, gas, or other mineral explorations or development programs, other than readily marketable securities of corporations which may have interests in such exploration or development programs.

    The Fund's investment objective, policy and restrictions as described above are fundamental and may not be changed without stockholder approval, as indicated in the Fund's Prospectus. The Fund is permitted to invest in foreign issuers to the extent that the investments meet the Fund's primary investment objective. The Fund does not currently own any warrants and does not intend to own any warrants in excess of 5% of the Fund's net asset value.

                         PORTFOLIO TRANSACTIONS AND BROKERAGE

    In purchasing and selling portfolio securities for the Fund, it is the policy of the Fund to obtain the highest possible price on sales and the lowest possible price on purchases of securities, consistent with the best execution of portfolio transactions. Amway Management Company, the ("Investment Adviser"), or Ark Asset Management Co., Inc. ("Sub-Adviser") will select the brokers and resulting allocation of brokerage commission; but, the Investment Adviser's practice is subject to review by the Board of Directors of the Fund, which has the primary responsibility in this regard, and must be consistent with the policies stated above.

    The Investment Adviser and Sub-Adviser, in effecting purchases and sales of portfolio securities for the account of the Fund, will implement the Fund's policy of seeking best execution of orders, which includes best net prices. Consistent with this policy, orders for portfolio transactions are placed with broker-dealer firms giving consideration to the quality, quantity, and nature of each firm's professional services which include execution, clearance procedures, wire service quotations, research information, statistical, and other services provided to the Fund, Adviser, and the Sub-Adviser. Any research benefits derived by the Sub-Adviser are available to all clients of the Sub-Adviser. Since research information, statistical, and other services are only supplementary to the research efforts of the Sub-Adviser and still must be analyzed and reviewed by its staff, the receipt of research information is not expected to materially reduce expenses. Also, subject to the policy of seeking best price and execution of orders, the Fund's portfolio accounting services may be paid through the use of directed brokerage commissions. While the Sub-Adviser will be primarily responsible for the placement of the Fund's business, the policies and practices in this regard must be consistent with the foregoing and will at all times be subject to review by the Directors of the Fund.

     The Sub-Adviser furnishes investment advice to other clients. The other accounts may also make investments in the same investment securities and at the same time as the Fund. When two or more of such clients are simultaneously engaged in the purchase or sale of the same security, the transactions are allocated as to amount and price in a manner considered equitable to each and so that each receives to the extent practicable the average price of such transactions, which may or may not be beneficial to the Fund. The Board of Directors of the Fund believes that the benefits of the Sub-Adviser's organization outweigh any limitations that may arise from simultaneous transactions.


                                       4 (B-4)

    The Fund may acquire securities of brokers who execute the Fund's portfolio transactions. As of December 31, 1995, the Fund owned no such securities.

     During the years ended December 31, 1995, 1994, and 1993, the Fund paid total brokerage commissions on purchase and sale of portfolio securities of $333,077, $106,759, and $139,639, respectively. Transactions in the amount of $106,079,719, involving commissions of $157,495, were directed to brokers because of research services provided during 1995.


                                       4 (B-4)

                               AMWAY MUTUAL FUND, INC.



                                PRINCIPAL STOCKHOLDERS

    Amway Corporation, Ada, Michigan, as of December 31, 1995, owns through a subsidiary 5.3% of the shares of the Fund. No other person is known by the Fund to own of record or beneficially 5% or more of the Fund's shares.

                          OFFICERS AND DIRECTORS OF THE FUND

    The following are the Officers and Directors of the Fund or the Adviser or both, together with their principal occupations during the past five years:





Name and Address        Age     Office Held                 Principal Occupation


James J. Rosloniec*      51    Director, President and      Vice President-
7575 Fulton Street East        Treasurer of the Fund;       Audit and Control,
Ada, Michigan                  and Director, Vice-          Amway Corporation, 1991
49355-7150                     President and Treasurer of   to present; Vice President-
                               the Investment Adviser;      Finance and Treasurer, Amway
                               and Director, President      Corporation, 1979 to 1991.
                               and Treasurer of the
                               Transfer Agent.

Richard A. DeWitt        83    Director of the Fund.        President, DeWitt Land and Cattle Company
720 Goldenrod                                               (investments in land and cattle);
Holland, Michigan                                           Chairman of the Board, Maes Incorporated
49423                                                       manufacturers (manufacturers of
                                                            agricultural equipment).

Donald H. Johnson        65    Director of the Fund.        Retired Vice President-Treasurer,
609 Second Street                                           SPX Corporation (Designs, manufactures
No. Muskegon, Michigan                                      and markets products and services
49445                                                       for the motor vehicle service industry,
                                                            1986 to present; Vice President and
                                                            Director Owatonna Tool, 1984
                                                            to 1986 (Owatonna Tool acquired by
                                                            SPX in 1985); Secretary-Treasurer,
                                                            Director Owatonna Tool, Director
                                                            Owatonna Tool, 1969 to 1984.



                                       5 (B-5)

                               AMWAY MUTUAL FUND, INC.


Name and Address        Age    Office Held                 Principal Occupation

Walter T. Jones         54     Director of the Fund.       Senior Vice President-Chief
936 Sycamore Ave.                                          Financial Officer,Prince
Holland, Michigan                                          Corporation (Automotive interior
49424                                                      trim and interior systems;
                                                           automotive designer,
                                                           manufacturer and supplier; and
                                                           designer and manufacturer of die
                                                           casting machines.)

Allan D. Engel*         44     Director, Secretary and     Sr. Manager, Financial Projects
7575 Fulton Street East        Sr. Assistant Treasurer     Amway Corporation.
Ada, Michigan                  of the Fund;
49355-7150                     Director, President,
                               and Secretary of the
                               Investment Adviser; and
                               Director, Secretary and
                               Assistant Treasurer of the
                               Transfer Agent.




*These Directors are interested persons under the Investment Company Act of 1940, as amended.

    All Officers and certain Directors of the Fund and the Investment Adviser are affiliated with Amway Corporation. The Officers serve without compensation from the Fund. Fees paid to all Directors during the year ended December 31, 1995, amounted to $13,500. Under the Advisory Contracts, the Investment Adviser pays the fees of the Directors of the Fund. The Directors and Officers of the Fund owned, as a group, less than 1% of the outstanding shares of the Fund. The adviser also serves as the Fund's principal underwriter (see "Distribution of Shares").

                        INVESTMENT ADVISER AND OTHER SERVICES

    The Fund has entered into an Advisory and Service Contract ("Contract") with Amway Management Company (the "Investment Adviser"). Under the Contract, the Fund employs the Investment Adviser to furnish investment advice and manage on a regular basis the investment portfolio of the Fund, subject to the direction of the Board of Directors of the Fund, and to provisions of the Fund's current Prospectus; to furnish for the use of the Fund, office space and all necessary office facilities, equipment, and personnel for servicing the investments of the Fund; and (with certain specific exceptions) administering its affairs and to pay the salaries and fees of all Officers and Directors of the Fund. Amway Corporation provides the Investment Adviser with such employee services on a contractual basis. The Investment Adviser has served the Fund in that capacity since 1971. The Investment Adviser will, from time to time, discuss with the Fund economic investment developments which may affect the Fund's portfolio and furnish such information as the Investment Adviser may believe appropriate for this purpose. The Investment Adviser will maintain such statistical and analytical information with respect to the Fund's portfolio securities as the Investment Adviser may believe appropriate and shall make such materials available for inspection by the Fund as may be reasonable. Except when otherwise specifically directed by the Fund, the Investment Adviser will make investment decisions on behalf of the Fund and place all orders for the purchase and sale of portfolio securities for the Fund's account.


                                       6 (B-6)

                               AMWAY MUTUAL FUND, INC.



    The Investment Adviser shall be permitted to enter into an agreement with another advisory organization (sub-adviser) whereby the sub-adviser will provide the investment advice and services required to manage the Fund's investment portfolio as provided for in the Contract.

     Under the Contract, the Fund will pay all its expenses other than those expressly stated to be payable by the Investment Adviser, which expenses payable by the Fund include, without implied limitation, (i) registration of the Fund under the Investment Company Act of 1940; (ii) commissions, fees, and other expenses connected with the purchase or sale of securities; (iii) auditing, accounting, and legal expenses; (iv) taxes and interest; (v) government fees;
(vi) expenses of issue, sale, repurchase, and redemption of shares; (vii) expenses of registering and qualifying the Fund and its shares under federal and state securities laws and of preparing and printing prospectuses for such purposes and for distributing the same to stockholders and investors; (viii) expenses of reports and notices to stockholders and of meetings of stockholders and proxy solicitations therefore; (ix) fees and expenses related to the determination of the Fund's net asset value; (x) insurance expenses; (xi) association membership dues; (xii) fees, expenses, and disbursements of custodians and sub-custodians for all services to the Fund (including without limitation safekeeping of funds and securities, and keeping of books and accounts); (xiii) fees, expenses, and disbursement of transfer agents, dividend disbursing agents, stockholder servicing agents, and registrars for all services to the Fund; and (xiv) such non-recurring items as may arise, including expenses incurred in connection with litigation, proceedings and claims, and the obligation of the Fund to indemnify its Directors and Officers with respect thereto.

    In return for its management and investment advisory services, the Fund pays the Adviser, pursuant to the Contract, a fee amounting on an annual basis to approximately .55 of 1% per annum of the average daily net asset value of the Fund. The fee is computed daily on the basis of .55 of 1% per annum of the total net assets, and paid quarterly. The advisory fees paid by the Fund to the Investment Adviser during the years ended December 31, 1995, 1994, and 1993, were $378,693, $313,910, and $306,074, respectively.

    Jay Van Andel and Richard M. DeVos are controlling persons of the Investment Adviser and Transfer Agent (see "Transfer Agent"), since they own, together with their spouses, substantially all of the outstanding securities of Amway Corporation, which in turn owns all of the outstanding securities of each entity. Amway Corporation indirectly, as of December 31, 1995, owned 555,149 shares, or 5.3% of the outstanding shares of the Fund.

     A Sub-Advisory Agreement has been entered into between the Investment Adviser and Ark Asset Management Co., Inc. (Sub-Adviser), One New York Plaza, 29th Floor, New York, NY 10004. Under the Sub-Advisory Agreement, the Adviser employs the Sub-Adviser to furnish investment advice and manage on a regular basis the investment portfolio of the Fund, subject to the direction of the Adviser, the Board of Directors of the Fund, and to the provisions of the Fund's current Prospectus. Except when otherwise specifically directed by the Fund or the Adviser, the Sub-Adviser will make investment decisions on behalf of the Fund and place all orders for the purchase or sale of portfolio securities for the Fund's account. For services rendered, the Investment Adviser, not the Fund, will pay the Sub-Adviser a fee amounting on an annual basis to approximately .45 of 1% of the average daily net asset value of the Fund.

    The Contract and Sub-Advisory Agreement continue in effect indefinitely from year to year so long as their continuance after the initial two-year period is specifically approved at least annually by vote of the Board of Directors, or by vote of a majority of the outstanding shares of the Fund. In addition, and in either event, the Contract and Sub-Advisory Agreement and their terms must be approved at least annually by a vote of a majority of the Directors of the Fund who are not parties to the Contract or Sub-Advisory Agreement, or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval. The Contract and Sub-Advisory Agreement were approved by vote of a majority of the outstanding shares at the Annual


                                       7 (B-7)

                               AMWAY MUTUAL FUND, INC.




Meeting of Stockholders on June 9, 1995. The Contract and Sub-Advisory Agreement provide that they will terminate automatically in the event of their assignment. In addition, the Contract and Sub-Advisory Agreement are terminable at any time without penalty by the Board of Directors or by vote of a majority of the Fund's outstanding shares on 60 days' written notice to the Investment Adviser or Sub-Adviser, and by the Investment Adviser or Sub-Adviser on 60 days' written notice to the Fund.

    The Fund has entered into an agreement with DST Systems, Inc. ("DSTS") whereby DSTS provides a portfolio accounting and information system for portfolio management for the maintenance of records and processing of information which is needed daily in the determination of the net asset value of the Fund. Currently, this expense amounts to approximately $2,500 per month.

                                DISTRIBUTION OF SHARES

    Pursuant to a Principal Underwriter Agreement, the Adviser acts as exclusive agent for sale of shares of the Fund. This is a continuous offering.

     Under the Agreement, the Investment Adviser has the exclusive right to purchase shares from the Fund at net asset value and resell them to fill unconditional orders received from dealers or investors, subject to acceptance by the Fund. It is contemplated that acceptance of an application will be denied only if acceptance might result in a violation of state or federal securities laws. As compensation for its distribution services, the Investment Adviser receives the sales charge described under "Purchase of Shares." During the years ended December 31, 1995, 1994, and 1993, the Investment Adviser sold 1,917,496, 1,543,342, and 1,413,624 shares of the Fund's common stock and received commissions of $406,631, $360,487, and $330,372. Under the Agreement, the Investment Adviser bears the expense of printing and distributing Prospectuses, sales literature, advertising, and for qualifying and maintaining qualification of the Fund's shares for sale in such states as selected by the Investment Adviser. The Investment Adviser is a registered broker-dealer and a member of the National Association of Securities Dealers, Inc.

    The Principal Underwriter Agreement continues in effect indefinitely from year to year so long as its continuance after the initial two-year period is specifically approved at least annually by the Board of Directors or by vote of a majority of the outstanding shares of the Fund. In addition, and in either event, the Agreement and its terms must be approved at least annually by a vote of the Directors of the Fund who are not parties to the Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval. The Agreement terminates automatically if assigned. In addition, the Agreement may be terminated by either party on six months' written notice to the other party.

                                    TRANSFER AGENT

    Under a separate contract, the functions of the Transfer Agent and Dividend Disbursing Agent are performed by Amway Stock Transfer Co., Ada, Michigan, which acts as the Fund's agent for transfer of the Fund's shares and for payment of dividends and capital gain distributions to stockholders.

                                       8 (B-8)

                               AMWAY MUTUAL FUND, INC.




    In return for its services, the Fund pays the Transfer Agent, pursuant to the contract, a fee of $1.167 per account in existence during the month, payable monthly, less earnings in the redemption liquidity account after deducting bank fees, if any. The fee schedule is reviewed annually by the Board of Directors.

                                      CUSTODIAN

    The portfolio securities of the Fund are held, pursuant to a Custodian Agreement, by Michigan National Bank, 77 Monroe Avenue, Grand Rapids, Michigan, as Custodian. The Custodian performs no managerial or policymaking functions for the Fund.

                                       AUDITORS

    BDO Seidman, LLP, 99 Monroe Avenue, N.W., Suite 800, Grand Rapids, Michigan, are the independent certified public accountants for the Fund. Services include an annual audit of the Fund's financial statements, tax return preparation, and review of certain filings with the SEC.

                         VOTING RIGHTS OF COMMON STOCKHOLDERS

    Each share or fractional share of common stock that you own entitles you to one vote at all meetings of stockholders, either in person or by proxy. The Fund's shares have non-cumulative voting rights, which means that the holder of more than 50% of the shares voting for the election of the Directors can elect 100% of the Directors if they choose to do so, and in that case, the holders of the remaining less than 50% of the Fund's shares voting for the election of Directors will not be able to elect any person or persons to the Board of Directors.

                                  PURCHASE OF SHARES

     Pursuant to a Principal Underwriter Agreement, the Investment Adviser acts as exclusive agent for the sale of shares of the Fund. The minimum initial investment required to establish an account is $500. An additional investment in the minimum amount of $50 can be made in your account at any time. Investments are made at the offering price, which includes a sales charge (see "Determination of Net Asset Value and Offering Price of the Fund's Shares"), next determined after the Fund receives your purchase application and investment.

    You may open a new account with the Fund by completing the enclosed application, submitting your check made payable to Amway Management Company and mailing the required information to Amway Management Company, 7575 Fulton Street East, Ada, Michigan 49355-7150.

    You may make additional investments to existing accounts by mail, wire, or by the use of the pre-authorized check privilege. When making an additional investment by check, please tear-off the stub from your statement of account, or enclose a letter of instructions including your account number and your check made payable to Amway Management Company. Wire transfers would normally be used for large purchases. You may also arrange to make periodic investments through automatic deductions from your checking account by completing the appropriate form and providing the necessary documentation to establish this privilege. Please contact the Fund for additional information for utilizing either of these two options.

    Stockholders who have redeemed their shares have a one-time right, except in the case where the sole purpose of the redemption is to invest the proceeds at the next determined net asset value in the Profit-Sharing Trust or Individual Retirement Account where the right is unlimited, to invest in shares of the Fund at the net asset value per share without payment of a sales charge. Reinvestment must be made within ten days of the redemption and is limited to no more than the amount of the redemption proceeds. (See "Reinvestment Privilege")

                                       9 (B-9)

                               AMWAY MUTUAL FUND, INC.


    When your first investment is received, the Fund will open an investment account for you which will remain open as long as you are a stockholder. This account offers you a simple means of purchasing shares of the Fund whenever you choose without submitting any additional application forms. This account is also designed to encourage you to make investments regularly towards your financial goals, but you have no obligation to purchase any specified amount of shares and you may terminate your account at any time. When the Investment Adviser receives your investment, it will purchase for your account the corresponding number of the Fund's shares, and any fraction of a share carried out to three decimal places, at the offering price next computed after your investment is received by the Investment Adviser.

    Each time you purchase shares or sell shares, you will receive a Statement of Account showing the number of shares then in your investment account.

     Under this arrangement, stock certificates will not be delivered to you unless you so request in writing, in which cases a certificate will promptly be delivered to you or your bank for the number of shares, not including fractional shares, which you own. It will generally be for your convenience not to receive stock certificates, as you are spared the trouble and expense of safeguarding stock certificates and the cost of a lost instrument bond in case of loss or destruction. Since stock certificates are unnecessary except for certain purposes, such as collateral for a loan, we recommend that you leave your shares on deposit until you need a certificate. If certificates have been issued for shares, they must be surrendered for redemption or transfer of those shares.

                 DETERMINATION OF NET ASSET VALUE AND OFFERING PRICE
                                OF THE FUND'S SHARES


    The net asset value of the Fund's shares is determined by dividing the total current value of the assets of the Fund, less its liabilities, by the number of shares outstanding at that time. This determination is made as of the close of business on the New York Stock Exchange, 4:00 P.M. Eastern time, on each business day on which that Exchange is open or on any other day in which there is a sufficient degree of trading in the Fund's portfolio, except no computation will be made on a day in which no order to purchase or redeem was received. National holidays on which the New York Stock Exchange and the Fund will be closed are: New Year's Day, Washington's Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

    In determining the current value of the Fund's assets, securities listed or admitted to trading on a national securities exchange are valued at their last reported sale price on the market where principally traded, before the time of valuation. If a security is traded only in the over-the-counter market or if no sales have been reported for a listed security on that day, it will be valued at the mean between the current closing bid and asked prices. Securities for which market quotations are not readily available, including any restricted securities, and other assets of the Fund are valued at fair market value as determined in good faith by the Fund's Board of Directors.

     The offering price is the net asset value per share, as determined above, plus a sales charge. Presently the sales charge is 3% of the offering price or 3.09% of the amount invested.

     Sales charges do not apply to shares of the portfolio purchased (1) as a reinvestment of the dividend and capital gain distribution; (2) if you are a current or retired director, officer, employee or a spouse or minor child thereof, of the Fund's Principal Underwriter, Adviser, or Sub-Adviser; or a director, officer or shareholder of Amway Corporation, the parent of the Adviser; or (3) if you are current or


                                      10 (B-10)

                               AMWAY MUTUAL FUND, INC.


former director, officer or a spouse or minor child thereof, for the Fund. Sales charges are waived on these sales because of the efficiencies involved in sale of shares to these investors.

                               HOW SHARES ARE REDEEMED

    The Fund will redeem your shares upon receiving a proper request, as described in the Prospectus.

    Payment for redeemed shares is normally made in cash and mailed within seven days thereafter. However, under the Investment Company Act of 1940, the right of redemption may be suspended or the date of payment postponed for more than seven days: (1) for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings; (2) when trading on the New York Stock Exchange is restricted, as determined by the SEC; (3) when an emergency exists, as determined by the SEC, as a result of which it is not reasonably practicable for the Fund to dispose of its securities or determine the value of its nets assets; or (4) for such other period as the SEC may by order permit for the protection of the stockholders. During such a period, a stockholder may withdraw his request for redemption or receive the net asset value next computed when regular trading resumes.

    The Fund has filed with the SEC an election to pay for all redeemed shares in cash up to a limit, as to any one stockholder during any 90-day period, of $250,000 or 1% of the net asset value of the Fund, whichever is less. Beyond that limit, the Fund is permitted to pay the redemption price wholly or partly "in kind," that is, by distribution of portfolio securities held by the Fund. This would occur only upon specific authorization by the Board of Directors when, in their judgement, unusual circumstances make it advisable. It is unlikely that this will ever happen, but if it does, you will incur a brokerage charge in converting the securities received in this manner into cash. Portfolio securities distributed "in kind" will be valued as they are valued for the determination of the net asset value of the Fund's shares.

                                REINVESTMENT PRIVILEGE

Stockholders who have redeemed shares of the Fund have a one-time privilege of reinstating their investment by investing the proceeds of the redemption at net asset value, without a sales charge, in shares of the Fund. Elimination of the sales charge is allowed only when (1) the repurchase does not exceed the amount of the redemption proceeds; (2) the stockholder has not previously exercised the reinvestment privilege with respect to any shares of the Fund, except in the case where the sole purpose of the redemption is to invest the proceeds at net asset value in the Profit-Sharing Trust or Individual Retirement Account; and
(3) the repurchase is effected within 10 days after such redemption.

    To exercise this reinvestment privilege, a stockholder must notify Amway Management Company in writing within 10 days after such redemption. The reinvestment request must be accompanied by a check for the amount to be invested, which cannot exceed the redemption proceeds. The reinvestment purchase will be made at the net asset value per share next determined after receipt of


                                      11 (B-11)

                               AMWAY MUTUAL FUND, INC.



the request for reinvestment. The tax status of a gain realized on a redemption will not be affected by exercise of the reinvestment privilege, but a taxable loss may be nullified by such exercise.

                         MONEY MARKET FUND EXCHANGE PRIVILEGE

    The Underwriter for Amway Mutual Fund, Inc. ("Fund") has arranged for shares of the three money market portfolios of Cash Equivalent Fund, an open-end money market mutual fund ("Money Market Fund") to be available in exchange for shares of the Fund for shareholders resident in the U.S. Also, clients of the Underwriter can exchange shares in the Money Market Fund for shares of the Fund. Shares of the Money Market Fund so acquired (including any reinvested dividends thereon) may be re-exchanged for shares of the Fund without sales charge. All other shares will be subject to the sales charge (see "Determination of Net Asset Value and Offering Price of the Fund's shares"). The Underwriter receives a maximum fee from Kemper Financial Services, Inc., the distributor and administrator for the Money Market Fund, of .38 of 1% per year of the average daily net asset value of shares of the Money Market and Government Securities Portfolios, and of .33 of 1% per year of the average daily net asset value of shares of Tax-Exempt Portfolio, acquired through this exchange privilege. This exchange privilege does not constitute an offering or recommendation by the Fund of the Money Market Fund. The Money Market Fund is separately managed.

    The above described Exchange Privilege may be exercised by sending written instruction to the Transfer Agent. See "How Shares Are Redeemed" for applicable signatures and signature guarantee requirements. Shareholders may authorize telephone or telegram exchanges or redemptions by making an election on your application. Procedures required by the Fund to ensure that a shareholder's requested telephone or telegram transaction is genuine include identification by the shareholder of the account by number, recording of the requested transaction and sending a written confirmation to shareholders reporting the requested transaction. The Fund is not responsible for unauthorized telephone or telegram exchanges unless the Fund fails to follow these procedures. Shares must be owned for 15 days before exchanging and cannot be in certificate form unless the certificate is tendered with the request for exchange. An exchange requires the purchase of shares of the particular portfolio of the Money Market Fund with a value of at least $1,000 to establish a new account or $100 to add to an existing account. Exchanges will be accepted only if the registration of the two accounts is identical. Exchange redemptions and purchases are effected on the basis of the net asset value next determined after receipt of the request in proper order by the Fund. In the case of exchanges into the Money Market Fund, dividends generally commence on the following business day. For federal and state income tax purposes, an exchange is treated as a sale and may result in a capital gain or loss, although if the shares exchanged have been held less than 91 days, the sales charge paid on such shares is not included in the tax basis of the exchanged shares, but is carried over and included in the tax basis of the shares acquired.

    A prospectus for the Money Market Fund which contains information concerning charges and expenses may be obtained from the Underwriter. A shareholder should read the prospectus carefully and consider differences in objectives and policies before making any exchange. The Fund or the Underwriter can change or discontinue this privilege, although shareholders generally would be given 60 days advance notice of any termination or material amendment of the Fund Exchange Privilege and shareholders who had exchanged into the Money Market Fund generally would be


                                      12 (B-12)

                               AMWAY MUTUAL FUND, INC.


permitted to reacquire shares of the Fund without sales charge for at least 60 days after notice of termination of the Exchange Privilege with the Money Market Fund.

                                  FEDERAL INCOME TAX

    The Fund intends to continue to comply with the provisions of Subchapter M of the Internal Revenue Code applicable to investment companies. Accordingly, as the result of paying to its stockholders as dividends and distributions substantially all net investment income and realized capital gains, if any, the Fund will be relieved of substantially all Federal income tax.

     For Federal income tax purposes, distributions of net investment income and any capital gains will be taxable to stockholders. Distributions of net investment income will normally qualify for the 70% deduction for dividends received by corporations. After the last dividend and capital gains distribution in each year, the Fund will send you a statement of the amount of the income and capital gains which you should report on your Federal income tax return. Dividends derived from net investment income and net short-term capital gains are taxable to stockholders as ordinary income and long-term capital gain dividends are taxable to stockholders as long-term capital gain regardless of how long the shares have been held and whether received in cash or reinvested in additional shares of the Fund. Long-term capital gain dividends received by individual stockholders are taxed a maximum rate of 28%.

    In addition, stockholders may realize a capital gain or loss when shares are redeemed. For most types of accounts, the Fund will report the proceeds of redemptions to stockholders and the IRS annually. However, because the tax treatment also depends on the purchase price and a stockholder's personal tax position, you should also keep your regular account statements to use in determining your tax.

    On the record date for a distribution, the Fund's share value is reduced by the amount of the distribution. If a shareholder buys shares just before the record date ("buying a dividend"), they will pay the full price for the shares, and then receive a portion of the price back as a taxable distribution.

     Also, under the Code, a 4% excise tax is imposed on the excess of the required distribution for a calendar year over the distributed amount for such calendar year. The required distribution is the sum of 98% of the Fund's net investment income for the calendar year plus 98% of its capital gain net income for the one-year period ended December 31, plus any undistributed net investment income from the prior calendar year, plus any undistributed capital gain net income from the prior calendar year, minus any overdistribution in the prior calendar year. The Fund intends to declare or distribute dividends during the appropriate periods of an amount sufficient to prevent imposition of the 4% excise tax.

    Under certain circumstances, the Fund will be required to withhold 31% of a stockholder's distribution or redemption from the Fund. These circumstances include failure by the stockholder to furnish the Fund with a proper taxpayer identification number; notification of the Fund by the Secretary of the Treasury that a taxpayer identification number is incorrect, or that withholding should commence as a result of the stockholder's failure to report interest and dividends; and failure of the stockholder to certify, under penalties of perjury, that he is not subject to withholding. In this regard, failure of a stockholder who is a foreign resident to certify that he is a nonresident alien may result in 31% of his redemption proceeds and 31% of his capital gain distribution being withheld. In addition, such a foreign resident may be subject to a 30% or less, as prescribed by an applicable tax


                                      13 (B-13)

                               AMWAY MUTUAL FUND, INC.


treaty, withholding tax on ordinary income dividends distributed unless he qualifies for relief under an applicable tax treaty.

    Trustees of qualified retirement plans are required by law to withhold 20% of the taxable portion of any distribution that is eligible to be "rolled over." The 20% withholding requirement does not apply to distributions from IRA's or any part of a distribution that is transferred directly to another qualified retirement plan, 403(b)(7) account or IRA. Shareholders should consult their tax advisor regarding the 20% withholding requirement.

Prior to purchasing shares of the Fund, the impact of any dividends or capital gain distributions which are about to be declared should be carefully considered. Any such dividends and capital gain distributions declared shortly after you purchase shares will have the effect of reducing the per share net asset value of your shares by the amount of dividends or distributions on the ex-dividend date. All or a portion of such dividends or distributions, although in effect a return of capital, are subject to taxes which may be at ordinary income tax rates.

    Each stockholder is advised to consult with his tax adviser regarding the treatment of distributions to him under various state and local income tax laws.

                          INVESTMENT PERFORMANCE INFORMATION

Following is a table illustrating the Fund's performance for annual periods ended December 31, 1995, and its average annual total return percentages for one, five and ten years.



                                                  Accumulative       Accumulative
 Calendar                                       Value of Shares    Value of Shares
  Years          Cost of          Value of        Accepted As        Accepted As
  Ended          Initial          Initial         Capital Gain     Ordinary Income
December 31     Investment       Investment       Distributions       Dividends     Total Value


  1986           $1,000           $1,120              $--              $17           $1,137

  1987                             1,128               66               34            1,228

  1988                             1,930              332               51            1,313

  1989                             1,040              615               89            1,744

  1990                               977              683              101            1,761

  1991                             1,162            1,200              135            2,497

  1992                             1,085            1,323              134            2,542

  1993                             1,105            1,569              143            2,817

  1994                               986            1,527              139            2,652

  1995                             1,064            2,206              192            3,462





                                           Average Annual
                                          Total Return For
                      Periods Ended       The Period Ended
                     December 31, 1995  On December 31, 1995
1995
                         One Year              27.59%
                        Five Years             14.01%
                         Ten Years             13.22%



                                      14 (B-14)

                               AMWAY MUTUAL FUND, INC.


    Total return performance for the Fund is calculated by making an initial investment of $1,000, at the beginning of the period, in the Fund's shares at the asking price, which price includes the sales charge of 3.0% (see "Determination of Net Asset Value and Offering Price of the Fund's Shares") and reinvesting all ordinary income dividends and capital gain distributions paid during the period in additional shares at net asset value per share on the reinvestment dates. Prior to 1991 the Fund had a variable sales charge based upon amount of shares purchased. The illustration includes recurring expenses incurred by all shareholder accounts and not those incurred for specific shareholder purposes such as bank fees for wire transfers, Individual Retirement Accounts, or Profit-Sharing Trusts. The average annual total return for the Fund for a specific period is found by dividing the ending total value by the cost of the initial investment for the period and taking this quotient to the Nth root, then subtracting 1 (N represents the number of years in the period). The average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative total return if the Fund's performance had been constant over the entire period. Such calculation is with all ordinary income dividends and capital gain distributions reinvested at net asset value and after adjustment for the sales charge. No adjustment has been made for any income taxes payable by shareholders on ordinary income dividends and capital gain distributions accepted in shares which are payable by shareholders in the tax year received. Since the sales charge is paid at the time the initial investment is made, it has the greatest impact on the average annual total return percentage for one year. The total return during calendar year 1995 for accounts in existence prior to January 1, 1995, including reinvestment of all ordinary income dividends and capital gain distributions, was 30.55%.

     Average annual total return percentages of the Fund will vary and the publication of performance results is not a representation as to future investment performance. Factors affecting the Fund's performance include general market conditions, operating expenses and investment management. Net asset values of the Fund will fluctuate.

                       REPORTS TO STOCKHOLDERS AND ANNUAL AUDIT

    The Fund's year begins on January 1 and ends on December 31.

    At least semiannually, the stockholders of the Fund receive reports, pursuant to applicable laws and regulations, containing financial information. The annual stockholders report is incorporated by reference into the Statement of Additional Information. The cost of printing and distribution of such reports to stockholders is borne by the Fund.

    At least once during each year, the Fund is audited by independent certified public accountants appointed by resolution of the Board and approved by the stockholders. The fees and expenses of the auditors are paid by the Fund.

    The financial statements for the Fund are contained in the Fund's 1995 Annual Report to Stockholders along with additional information about the performance of the Fund, which is incorporated herein by reference and may be obtained by writing or calling the Fund.


                                      15 (B-15)

                               AMWAY MUTUAL FUND, INC.
                               7575 Fulton Street East
                              Ada, Michigan, 49355-7150
                                    (616) 787-6288
                                    (800) 346-2670




Contents                                                                  Page
Objectives, Policies, and Restrictions on the Fund's Investments........     3
Portfolio Transactions and Brokerages...................................     4
Principal Stockholders..................................................     5
Officers and Directors of the Fund......................................     5
Investment Adviser and Other Services...................................     6
Distribution of Shares..................................................     8
Transfer Agent..........................................................     8
Custodian...............................................................     9
Auditors................................................................     9
Voting Rights of Common Stockholders....................................     9
Purchase of Shares......................................................     9
Determination of Net Asset Value and Offering Price of the Fund's
  Shares................................................................    10
How Shares are Redeemed.................................................    11
Reinvestment Privilege..................................................    11
Money Market Fund Exchange Privilege....................................    12
Federal Income Tax......................................................    13
Investment Performance Information......................................    14
Reports to Stockholders and Annual Audit................................    15




Printed in U.S.A.



Amway
Mutual
Fund,
Inc.
                                     Statement of
                                Additional Information


                                    April   , 1996


                                AMF Logo Inserted Here



                                      16 (B-16)

                               AMWAY MUTUAL FUND, INC.
                                      FORM N-1A

                                        PART C

                                   OTHER INFORMATION

ITEM 24.  Financial Statements and Exhibits
(a)       Financial Statements:
          The financial statements listed below are filed as part of the registration statement:



                         Location in Registration Statement
                         ----------------------------------

                             Part A          Part B             Part C
                         (Prospectus)    (Statement of
                                          Additional
                                          Information)
                           Page No.       Page No.             Page No.
                         ------------   -----------------   --------------

Independent Auditors'
  Report                                                         C-160

Assets and Liabilities
  Year Ended December                                            C-156
  31, 1995

Statement of Operations
  Year Ended December                                            C-156
  31, 1995

Schedule of Investments
  Year Ended December                                            C-154
  31, 1995

Changes in Net Assets
  Years Ended December                                           C-157
  31, 1995 and 1994

Consent of Independent
  Certified Public
  Accountants                                                    C-148


                               AMWAY MUTUAL FUND, INC.
                                      FORM N-1A

                                        PART C

                                  OTHER INFORMATION

ITEM 24. Financial Statements and Exhibits (Continued)
         (a)  Exhibits:


               i.  CERTIFICATE OF INCORPORATION



                        The Certificate of Incorporation for Amway Mutual Fund,
                   Inc. is included on Pages C-7 through C-41.


              ii.  BY-LAWS


                        The By-Laws of Amway Mutual Fund, Inc. (a Delaware
                   corporation), including amendments, are included on Pages C-42 through C-81.


             iii.  COMMON STOCK CERTIFICATE


                        The Common Stock Certificate for Amway Mutual Fund,
                   Inc. is included on Page C-82.


              iv. ADVISORY AND SERVICE CONTRACT BETWEEN AMWAY MUTUAL FUND, INC. AND AMWAY MANAGEMENT COMPANY


                   The Amended Advisory and Service Contract between Amway Mutual Fund, Inc. and Amway Management Company is included on Pages C-83 through C-85


               v.  SUB-ADVISORY AGREEMENT


                        The Sub-Advisory Agreement between Amway Management
                   Company and ARK Asset Management Company, Inc. is included on Pages C-86 through C-90.

                               AMWAY MUTUAL FUND, INC.
                                      FORM N-1A

                                        PART C

                                  OTHER INFORMATION

ITEM 24. Financial Statements and Exhibits (Continued)
         (b)  Exhibits:


              vi. PRINCIPAL UNDERWRITER AGREEMENT BETWEEN AMWAY MUTUAL FUND, INC. AND AMWAY MANAGEMENT COMPANY


                        The Amended Principal Underwriter Agreement between
                   Amway Mutual Fund, Inc. and Amway Management Company is included on Pages C-91 through C-99.


            vii.   CUSTODIAN AGREEMENT



                        The Amended Custodian Agreement is included on Pages C-
                   100 through C-112.


            viii. TRANSFER AGENCY AND DIVIDEND DISBURSING AGENCY AGREEMENT BETWEEN AMWAY MUTUAL FUND, INC. AND AMWAY STOCK TRANSFER CO.


                   The Transfer Agency and Dividend Disbursing Agency Agreement between Amway Mutual Fund, Inc. and Amway Stock Transfer Co. is included on Pages C-113 through C-115.


              ix. RECORD MAINTENANCE AGREEMENT BETWEEN AMWAY MANAGEMENT COMPANY AND AMWAY STOCK TRANSFER CO.


                        The Record Maintenance Agreement between Amway
                   Management Company and Amway Stock Transfer Co. is included on Pages C-116 through C-118.


              x. COMMON-RECORDS AGREEMENT AMONG AMWAY MUTUAL FUND, INC., AMWAY MANAGEMENT COMPANY, AND AMWAY STOCK TRANSFER CO.



                   The Common-Records Agreement among Amway Mutual Fund, Inc., Amway Management Company, and Amway Stock Transfer Co. is included on Pages C-120 through C-121.

                               AMWAY MUTUAL FUND, INC.
                                      FORM N-1A

                                        PART C

                                  OTHER INFORMATION

ITEM 24. Financial Statements and Exhibits (Continued)
         (b)  Exhibits


              xi.  PORTFOLIO ACCOUNTING AND RESEARCH INFORMATION SYSTEM



                        The Portfolio Accounting and Research Information
                   System Agreement between Amway Mutual Fund, Inc. and DST Securities, Inc. is included on Pages C-122 through C-147.


             xii.  LEGAL OPINION

                        Not applicable since the Fund has registered an
                   indefinite amount of shares pursuant to Rule 24F-2.

            xiii.  FINANCIAL STATEMENT



                        The Annual Report for Amway Mutual Fund, Inc. is
                   included on Pages C-149 through C-160.


             xiv. TRUST AGREEMENT ESTABLISHING THE AMWAY MUTUAL FUND MASTER PROFIT-SHARING TRUST AND RELATED DOCUMENTS



                        The Trust Agreement establishing the Amway Management
                   Company Master Profit-Sharing Trust and related documents is included on Pages C-161 through C-250.


              xv. TRUST AGREEMENT ESTABLISHING THE AMWAY MUTUAL FUND INDIVIDUAL RETIREMENT ACCOUNT AND RELATED DOCUMENTS


                        The Trust Agreement establishing the Amway Management
                   Company Individual Retirement Account and related documents, as amended, are included on Pages C-251 Through C-276.


             xvi.  APPLICATION ESTABLISHING AN AMWAY MUTUAL FUND INVESTMENT


                        The Application establishing an investment with Amway
                   Mutual Fund is included on Pages C-277 through C-280.

                               AMWAY MUTUAL FUND, INC.
                                      FORM N-1A

                                        PART C

                                  OTHER INFORMATION

ITEM 24. Financial Statement and Exhibits (Continued)
         (b)  Exhibits


             xvii. EXHIBIT OF PERFORMANCE CALCULATIONS



                        The schedules for computation of each performance
                   quotation provided in the Registration Statement in response to Item 22 are included on Pages C-284 through C-287.


           xviii.  POWER OF ATTORNEY


                        The Power of Attorney authorizing the signer of the
                   Registration Statement to sign as Attorney-In-Fact for certain Directors is included on Page C-288.

                               AMWAY MUTUAL FUND, INC.
                                      FORM N-1A

                                        PART C

                                  OTHER INFORMATION



                             Location in Registration Statement
                             ----------------------------------


                                Part A            Part B        Part C
                             (Prospectus)     (Statement of
                                                Additional
                                               Information)
                               Page No.          Page No.       Page No.
                             -------------  ---------------     --------

ITEM 25. Persons Controlled
         by or under Common
         Control                                                     286
         with Registrant

ITEM 26. Number of Holders of
         Securities                                                  286

ITEM 27. Indemnification                                             286

ITEM 28. Business and Other
         Connections of                                              286
         Investment Adviser

ITEM 29. Principal Underwriter                                       286

ITEM 30. Location of Accounts
         and Records                                                 287

ITEM 31. Management Services                                         287

ITEM 32. Undertakings                                                288


                             CERTIFICATE OF INCORPORATION

                                         -of-

                                AMWAY MUTAL FUND, INC.

                     Under Section 102 of the General Corporation
                             Law of the State of Delaware

                                    *  *  *  *  *


     FIRST: The name of the corporation is: AMWAY MUTUAL FUND, INC. (hereinafter referred to as the "Corporation").

     SECOND: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

     THIRD: The address of the registered office of the Corporation in the State of Delaware is No. 100 West Tenth Street, in the City of Wilmington, County of New Castle. The name of the registered agent of the Corporation at such address is The Corporation Trust Company.

     FOURTH: The total number of shares of capital stock which the Corporation shall have the authority to issue shall be 100 shares of Common Stock, par value $1.00 per share (hereinafter referred to as the "Common Stock"), all of which shall be of the same class and have equal voting rights.

     FIFTH: The Common Stock shall be subject to the following restrictions, conditions and provisions:

     (a) The holders of the Common Stock shall be entitled to receive pro rata the net distributable assets of the Corporation on liquidation. The holders of Common Stock shall not, as such holders, have any right to acquire, purchase or subscribe for any shares of the Common Stock of the Corporation or any other class of capital stock or any securities convertible into, exchangeable for, or carrying any rights to subscribe to, shares of Common Stock or any such other class of capital stock of the Corporation, which it may hereafter issue or sell (whether out of the number of shares authorized by this Certificate of Incorporation, or out of any shares of the Common or other stock of the Corporation acquired by it after the issuance thereof, or otherwise), other than such right, if any, as the Board of Directors of the Corporation (hereinafter referred to as the "Board of Directors") in its discretion may determine.

     (b) Dividends, when, as and if declared by the Board of Directors shall be shared equally by the holders of Common Stock on a share for share basis.
Unless a holder of Common Stock directs otherwise, any such dividends so declared and distributed shall be automatically reinvested in full and fractional shares of the Corporation; provided, however, that the Board of Directors may direct that any such dividends be paid to said holder, or, alternatively, may direct that any such dividends be paid rather than so reinvested unless such holder elects to have them reinvested.

     (c) Holders of Common Stock shall have the right, at any time after purchase by and delivery to the underwriters of the shares issued pursuant to the initial public offering of the Common Stock of the Corporation, and when the Corporation has funds or property legally available therefor, to require the Corporation to redeem their shares at a redemption price per share equal to the net asset value per share of the Corporation's Common Stock next determined after the shares are tendered for redemption, said determination of net asset value per share to be made in the manner and at the time set forth in Paragraph
(e) of this Article FIFTH, which determination shall be made not later than the close of the New York Stock Exchange on the day on which said tender is made; however, if the tender is made after the close of the New York Stock Exchange, the redemption price per share may be the net asset value per share determined not later than the close of the New York Stock Exchange on the next day on which the New York Stock Exchange is open for a full business day. Tender shall be made by depositing a written request for redemption together with the share certificate or certificates representing such shares properly endorsed in blank or accompanied by an instrument of transfer executed in blank, with such proof of the authenticity of signature as my be required by the Corporation, at the office of the Corporation or the office of an agent designated by it for that purpose.

     Upon such tender, the registered certificate holder shall cease to have the status and rights of a stockholder, and as soon as reasonably practicable after such tender, and, in any event, within seven days thereafter, the Corporation shall pay or cause to be paid to said registered certificate holder the redemption price if the Corporation has funds or property legally available therefor.

     If at any time the Board of Directors shall determine that economic conditions would make it detrimental to the best interests of the remaining stockholders of the Corporation to make payment of the redemption price wholly or partly in cash, the Corporation may pay the redemption price in whole or in part by a distribution in kind of securities from the portfolio of the Corporation, in lieu of cash, such securities to be valued for this purpose at the same value employed in determining the net asset value per share applicable to such redemption, and to be selected in such manner as the Board of Directors may deem fair and equitable.

     Notwithstanding the foregoing, the Corporation may postpone payment or deposit of the redemption price and may suspend the right of the holders of Common Stock to require the Corporation to redeem shares of such Common Stock during any period when (i) the New York Stock Exchange is closed for other than weekends and holidays; (ii) the Securities and Exchange Commission (hereinafter referred to as the "Commission") has by order permitted such suspension; (iii) an emergency as defined by rules of the Commission exits, making disposal of portfolio securities or valuation of net assets of the Corporation not reasonably practicable; or (iv) trading on the New York Stock Exchange is restricted under conditions set forth in the rules and regulations of the Commission.

     (d) If any shares of Common Stock shall have been purchased, redeemed or otherwise reacquired by the Corporation in accordance with law, the Board of Directors may, without action by the stockholders, at any time or from time to time, cancel and eliminate all or part of such shares from the authorized number of shares of the Corporation, or restore all or part of such shares to the status of authorized but unissued shares, insofar as the same is permissible under Delaware law; provided that nothing herein contained shall be deemed to limit the right of the Board of Directors to cause the Corporation to hold any or all of such reacquired shares as treasury shares and to reissue and resell or otherwise deal with such treasury shares in accordance with law.

     (e) The value of the net assets of the Corporation, as of any relevant time, shall be determined in accordance with generally accepted accounting principles by deducting from the gross value of the assets of the Corporation at such time the amount of all liabilities, including expenses incurred or accrued and unpaid, such reservations as may be established to cover (i) taxes in respect of net realized gains and potential taxes to be paid in respect of the excess, if any, of unrealized gains over unrealized losses and (ii) any other liabilities, and such other deductions as may be determined by or under the authority of the Board of Directors. The net asset value per share of the Corporation's Common Stock shall be determined at the time or times hereinbelow set forth by dividing the value of the net assets of the Corporation by the total number of outstanding shares (excluding treasury shares but including shares tendered for redemption or repurchase on the day as of which the determination is made), the result being adjusted to the nearer cent.

The net asset value per share of the Corporation's Common Stock shall be determined as of the close of the New York Stock Exchange on each day on which the New York Stock Exchange is open for business and may be again determined as at such other time on any day as the Board of Directors may determine. In case such determination is made as at any time on any day other than as at the close of the New York Stock Exchange on such day, the gross value of the assets of the Corporation may be determined by applying to the gross value of the assets of the Corporation as at the close of the New York Stock Exchange on the immediately preceding day on which the New York Stock Exchange was open for business, determined as provided herein, such adjustments as are authorized by or pursuant to the direction of the Board of Directors and designed reasonably to reflect any material changes in the market value of securities owned and any other material changes in the assets or liabilities of the Corporation or in the number of its outstanding shares which shall have taken place since the close of the New York Stock Exchange on such preceding day. However, whenever the net asset value has altered so that the earlier price no longer approximates the fair market value of the shares, the net asset value per share may be determined and become effective at more frequent intervals and may be withdrawn and redetermined as of a later time.

     In determining the gross value of the assets of the Corporation: (i) Securities listed or admitted to trading on a national securities exchange will be valued at their last sale price prior to the time of determining the gross value of the assets; or, if no sales are reported on that date, at the mean of the current bid and asked price; (ii) unlisted securities will be valued at the mean of the current bid and asked price; and (iii) securities and other assets for which market quotations are not readily available will be valued at their fair value, as determined by or under the authority of the Board of Directors. Each put or call option will be valued at the market value immediately prior to the time of determining net asset value, or if there is no market therefor, at the greater of (a) cost, amortized on a daily basis over the duration of the option, or

     (b) in the case of a call the excess of the market value of the shares subject to call over the call price of said shares, and in the case of a put, the excess of the put price of the shares subject to put over the market value of said shares. Open short positions will be taken into account at the actual realizable value thereof.

     The Corporation may suspend the determination of net asset value during any period when it may suspend the right of the holders of Common Stock to require the Corporation to redeem shares of such Common Stock.

     (f) Shares of Common Stock shall be issued from time to time either for cash or for such other considerations (which may be in any one or more instances a certain specified consideration or certain specified considerations) as the Board of Directors, from time to time, may deem advisable, in the manner and to the extent now or hereafter permitted by the laws of the State of Delaware; provided, however, that the consideration (or the value thereof as determined by the Board of Directors) per share to be received by the Corporation upon the issuance or sale of any share of its Common Stock (including treasury shares) shall not be less than the par value thereof and not less than the net asset value per share of the Corporation's Common Stock determined as provided in Paragraph (e) of Article FIFTH as of a time not earlier than the close of business on the next preceding day on which the New York Stock Exchange was open for business and not later than the close of business on the New York Stock Exchange on the day on which the shares are sold or, if the New York Stock Exchange is not open for business on that day, not later than the close of business on the next day on which the Exchange is open for business, as the Board of Directors shall determine.

     SIXTH:  The name and the mailing address of the incorporator is as follows:

                                   Ray Garrett, Jr.
                               One First National Plaza
                               Chicago, Illinois  60670

     SEVENTH: The Corporation may enter into a written contract with one or more persons (which term shall include any firm, corporation, trust or association), hereinafter referred to as the "Investment Adviser", to manage the assets of the Corporation and to perform such functions as the Board of Directors may deem reasonable and proper, including without limitation, management, research, clerical and administrative functions. Any such contract shall be subject to the approval of those persons required by the Investment Company Act of 1940 to approve such contract, and shall be terminable at any time upon not more than 60 days notice by resolution of the Board of Directors or by vote of a majority of the holders of Common Stock.

     Any such contract may be made with any firm or corporation in which any director or directors of the Corporation may be interested. The compensation of the Investment Adviser may be based upon a percentage of the value of the net assets of the Corporation, a percentage of the income or gross realized or unrealized gain of the Corporation, or a combination thereof, or otherwise, as may be provided in such contracts.

     EIGHTH: The Board of Directors shall have authority to appoint and enter into written contract or contracts with an underwriter or distributor or distributors as agent or agents for the sale of shares of the Corporation and to pay such underwriter, distributor or distributors and agent or agents such sum or commission as the Board of Directors may in its discretion deem reasonable and proper. Any such contract may be made with any firm or corporation, including without limitation, the Investment Adviser, or any firm or corporation in which any director or directors of the Corporation or the Investment Adviser may be interested.

     NINTH: The number of directors of the Corporation shall be fixed from time to time in the manner provided by the by-laws of the Corporation, but shall not be less than three. Elections of directors need not be by ballot unless the by-laws of the Corporation shall so provide.

     TENTH: The following provisions are hereby adopted for the purpose of defining, limiting and regulating the powers of the Corporation and of its directors and stockholders:

     (1) All corporate powers of the Corporation shall be exercised by the Board of Directors except as otherwise provided by law; provided, however, subject to the provisions of Article SEVENTH of this Certificate of Incorporation, the Board of Directors may delegate the management of the assets of the Corporation and such other functions as it may deem reasonable and proper to the Investment Adviser, as such term is hereinabove defined, pursuant to a written contract. The Board of Directors may, by resolution or resolutions passed by a majority of the whole Board, designate one or more committees, each committee to consist of two or more of the directors of the Corporation, which, to the extent provided in said resolution or resolutions or in the by-laws of the Corporation, shall have and may exercise the powers of the Board of Directors and in the management of the business and affairs of the Corporation, and may have power to authorize the seal of the Corporation to be affixed to all papers which may require it.

     (2) The Board of Directors is hereby empowered to authorize the issuance from time to time of any class of shares of stock, whether now or hereafter authorized; for such consideration as the Board of Directors may deem advisable, subject to such limitations and restrictions as may be set forth in this Certificate of Incorporation or in the by-laws of the Corporation, or in the laws of the State of Delaware.

     (3) The stockholders and directors may hold their meetings and have an office or offices outside the State of Delaware, and the books of the Corporation may be kept (subject to any provision contained in any applicable statute) outside the State of Delaware at such place or places as may be from time to time designated by the Board of Directors.

     (4) To the extent permitted by law, whenever the vote of stockholders at a meeting thereof is required or permitted to be taken for or in connection with any corporate action, the meeting and vote of stockholders may be dispensed with, provided such corporate action is taken by written consent of the holders of Common Stock having a majority of the shares of Common Stock of the Corporation issued and outstanding and entitled to vote, or having at least the minimum percentage of the total vote required by the laws of Delaware or other applicable statute or this Certificate of Incorporation or the by-laws for the proposed corporate action, and provided further that prompt notice is given to all stockholders of the Corporation of the taking of corporate action without a meeting and by less than unanimous written consent.

     (5) The Board of Directors shall have the power to make, alter, amend or repeal the by-laws of the Corporation, and to adopt any new by-laws except to the extent that the by-laws may otherwise provide; provided, however, that any such by-laws may be altered, amended or repealed or new by-laws may be adopted by the stockholders of the Corporation.

     (6) The Board of Directors shall have power from time to time to set apart out of any funds of the Corporation available for dividends a reserve or reserves for any proper purpose, and to abolish any such reserve.

     (7) The Board of Directors from time to time shall determine whether and to what extent and at what times and places and under what conditions and regulations the accounts and books of the Corporation, or any of them, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account, book or document of the Corporation except as conferred by statute or as authorized by resolution of the Board of Directors.

     ELEVENTH: Any determination made by or pursuant to the direction of the Board of Directors in good faith and consistently with the provisions of this Certificate of Incorporation as to any of the following matters shall be final and conclusive and shall be binding upon the Corporation and every holder at any time of shares of its Common Stock, namely:

          (i) the amount of the assets, obligations, liabilities and expenses of the Corporation;

          (ii) the amount of the net income of the Corporation from dividends and interest for any period and the amount of assets at any time legally available for the payment of dividends or distributions;

          (iii) the amount, purpose, time of creation, increase or decrease, alteration or cancellation of any reserves or charges and the propriety thereof (whether or not any obligation of liability for which such reserves or charges were created shallhave been paid or discharged);

          (iv) the market value, or any sale, bid or asked price to be applied in determining the market value, of any security owned or held by the Corporation;

          (v)       the fair value of any other asset owned by the Corporation;

          (vi)      the number of shares of the Corporation issued or issuable;

          (vii)     the net asset value per share;

          (viii) the existence of conditions permitting suspension of the right of redemption or the postponement of payment or the deposit of the redemption or repurchase price of shares of Common of the Corporation as hereinabove provided or permitting the delivery of securities or other assets in kind in whole or partial payment for shares of such Common Stock;

          (ix) the extent to which it is practicable for the Corporation to deliver securities and other assets of the Corporation for shares redeemed or repurchased in payment for any such shares;

          (x) any matter relating to the acquisition, holding and disposition of securities and other assets by the Corporation;

          (xi) any question as to whether any transaction constitutes a purchase of securities on margin, a short sale of securities, or an underwriting of the sale of, or participation in any underwriting or selling group in connection with the public distribution of any securities; and

          (xii) any matter relating to the issue, sale, redemption, repurchase, and/or other acquisition or disposition of shares of Common Stock of the Corporation.

          TWELFTH: The Corporation shall indemnify any person to the extent permitted by law.

          THE UNDERSIGNED, being the incorporator hereinabove named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this Certificate, hereby declaring and certifying that this is his act and deed and the facts herein stated are true, and accordingly has hereunto set his hand and seal this 5th day of February, 1970.





                                   /s/Ray Garrett, Jr.
                                   ------------------------------------------
                                        (Seal)
                                   Ray Garrett, Jr.

STATE OF ILLINOIS        )
-------------------------) ss:
COUNTY OF COOK           )



    BE IT REMEMBERED that on this 5th day of February, 1970, personally came before me, a Notary Public for the State of Illinois, Ray Garrett, Jr., the party of the foregoing Certificate of Incorporation, known to me personally to be such, and acknowledged the said Certificate to be the act and deed of the signer.

    GIVEN under my hand and seal of office the day and year aforesaid.





                                       /s/(Patricia A. Gary)
                                       -------------------------------
                                       Notary Public


(SEAL)

                                  STATE OF DELAWARE


                             OFFICE OF SECRETARY OF STATE


     I, EUGENE BUNTING, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THAT THE ABOVE AND FOREGOING IS A TRUE AND CORRECT COPY OF Certificate of Incorporation of the "AMWAY MUTUAL FUND, INC."; as received and filed in this office the thirteenth day of February, A.D. 1970, at 10 o'clock A.M.


             IN TESTIMONY WHEREOF, I HAVE HEREUNTO SET MY HAND AND OFFICIAL SEAL AT DOVER THIS /S/THIRTEENTH DAY OF /S/
             FEBRUARY IN THE YEAR OF OUR LORD ONE THOUSAND NINE HUNDRED AND /S/SEVENTY,


SEAL
                                       /s/Eugene Bunting
                                       SECRETARY OF STATE

                                       /s/
                                       ASS'T SECRETARY OF STATE


FORM 121

                               CERTIFICATE OF AMENDMENT

                                          OF

                             CERTIFICATE OF INCORPORATION

                                      * * * * *

          AMWAY MUTUAL FUND, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

          FIRST: That the Board of Directors of said corporation, at a meeting duly held, adopted the following resolution amending the Certificate of Incorporation of said corporation:

          RESOLVED: That it is advisable that the Certificate of Incorporation of this Corporation be amended by changing the Fourth Article thereof so that as amended, said Article shall be and read as follows:

          "The total number of shares of capital stock which the Corporation shall have the authority to issue shall be 10,500 shares of common stock, par value $1.00 per share (hereinafter referred to as the "Common Stock"), all of which shall be of the same class and have equal voting rights."

          FURTHER RESOLVED: That the proposed Amendment be submitted to a vote of the sole stockholder of this Corporation by means of its written consent, without a meeting, pursuant to the authority of Section 228 of the Delaware Corporation Law.

          FURTHER RESOLVED: That, if the proposed Amendment should be adopted by the sole stockholder, the proper officers of the Corporation be, and they hereby are authorized and directed, in the name and on behalf of the Corporation, to execute, deliver and file for entry, such Certificate of Amendment, and such other documents and instruments, and to do and perform such other acts and things as shall be necessary, convenient or proper to effect the Amendment of the Certificate of Incorporation now proposed and adopted.

          SECOND: That in lieu of a meeting and vote of stockholders, the sole stockholder has given written consent to said amendment in accordance with the provisions of Section 228 of The General Corporation Law of the State of Delaware.

          THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242 and 228 of The General Corporation Law of the State of Delaware.

          IN WITNESS WHEREOF, said AMWAY MUTUAL FUND, INC. has caused its corporate seal to be hereunto affixed and this certificate to be signed by RICHARD M. DeVOS, its President, and attested by WILLIAM J. HALLIDAY, JR., its Secretary, this /s/7th day of /s/January, 19s/s71.





                               By /s/ Richard M. DeVos
                                 ---------------------
                                       President


          (CORPORATE SEAL)



          ATTEST:

          By /s/William J. Halliday Jr.
            ---------------------------
                     Secretary

STATE OF MICHIGAN   )

------------------- )  ss.

COUNTY OF KENT      )


          BE IT REMEMBERED that on this /s/7th day of /s/January, 19/s/71, personally came before me, a Notary Public in and for the County and State aforesaid, RICHARD M. DeVOS, President of AMWAY MUTUAL FUND, INC., a corporation of the State of Delaware, and he duly executed said certificate before me and acknowledged the said certificate to be his act and deed and the act and deed of said corporation and the facts stated therein are true; and that the seal affixed to said certificate and attested by the Secretary of said corporation is the common or corporate seal of said corporation.
          IN WITNESS WHEREOF, I have hereunto set my hand and seal of office the day and year aforesaid.





                                                  /s/Joyce C. Harrison
                                                  --------------------
                                                      Notary Public

                                   My Commission Expires May 17, 1974.


(SEAL)

                                  STATE OF DELAWARE

                                        (LOGO)

                             Office of Secretary of State


     I, Eugene Bunting, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THAT THE ABOVE AND FOREGOING IS A TRUE AND CORRECT COPY OF Certificate of Amendment of the "AMWAY MUTAL FUND, INC.", as received and filed in this office the twentieth day of January, A. D. 1971, at 10 o'clock A. M.


     IN TESTIMONY WHEREOF, I HAVE HEREUNTO SET MY HAND AND OFFIICAL SEAL AT DOVER THIS /s/twentieth day of /s/January IN THE YEAR OF OUR LORD ONE THOUSAND NINE HUNDRED AND /S/seventy-one.




                                                       /s/ Eugene Bunting
                                                       ------------------
                                                       SECRETARY OF STATE


(SEAL)





                                                       /s/ R. H. Caldwell
                                                       ------------------
                                                 ASS'T SECRETARY OF STATE

State of Delaware

------------------- cs.
     New Castle County








                                           I, Leo J. Dugan, Jr.,

     RECORDER OF DEEDS FOR NEW CASTLE COUNTY, DELAWARE, DO HEREBY CERTIFY THAT

     CERTIFIED COPY OF Certificate of Amendment of "AMWAY MUTUAL FUND, INC."





     WAS RECEIVED FOR RECORD IN THIS OFFICE ON January 20, 1971

     AND THE SAME APPEARS OF RECORD IN THE RECORDER'S OFFICE FOR SAID COUNTY.


          WITNESS MY HAND AND OFFICIAL SEAL, THIS twentieth DAY OF

                     January, A.D. 1971.





                                                  /s/ Leo J. Dugan, Jr.
                                                  --------------------
                                                        Recorder

                               CERTIFICATE OF AMENDMENT

                                          OF

                             CERTIFICATE OF INCORPORATION


                                   *  *  *  *  *  *


               AMWAY MUTUAL FUND, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

               FIRST:    That the Board of Directors of said corporation, at a
meeting duly held, adopted the following resolution amending the Certificate of Incorporation of said corporation:

               RESOLVED: That is it advisable that the Certificate of Incorporation of this Corporation be amended by changing the Fourth Article thereof so that as amended, said Article shall be and read as follows:

               "The total number of shares of capital stock which the Corporation shall have the authority to issue shall be 1,000,000 shares of common stock, par value $1.00 per share (hereinafter referred to as the "Common Stock"), all of which shall be of the same class and have equal voting rights."

               FURTHER RESOLVED:   That the proposed Amendment be submitted to a
               vote of the sole stockholder of this Corporation by means of its written consent, without a meeting, pursuant to the authority of
               Section 228 of the Delaware Corporation law.

               FURTHER RESOLVED:   That, if the proposed Amendment should be
               adopted by the sole stockholder, the proper officers of the Corporation be, and they hereby are authorized and directed, in the name and on behalf of the Corporation, to execute, deliver and file for entry, such Certificate of Amendment, and such other documents and instruments, and to do and perform such other acts and things as shall be necessary, convenient or proper to effect the Amendment of the Certificate of Incorporation now proposed and adopted.

               SECOND:   That in lieu of a meeting and vote of stockholders, the
               sole stockholder has given written consent to said amendment in accordance with the provisions of Section 228 of The General Corporation Law of the State of Delaware.

          THIRD:    That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242 and 228 of The General Corporation Law of the State of Delaware.

          IN WITNESS WHEREOF, said AMWAY MUTUAL FUND, INC. has caused its corporate seal to be hereunto affixed and this certificate to be signed by C. DALE DISCHER, its Vice President, and attested by WILLIAM J. HALLIDAY, JR., its Secretary, this 22nd day of March, 1971.





                                                  /s/AMWAY MUTUAL FUND, INC.
                                                  --------------------------


                                                  By/s/ C. Dale Discher
                                                  ---------------------

                                             C. Dale Discher, Vice President


     (CORPORATE SEAL)



     ATTEST:



     BY: /s/ William J. Halliday, Jr.
         ----------------------------
          William J. Halliday, Jr.
                  Secretary

STATE OF MICHIGAN   )

-----------------   )    ss.

COUNTY OF KENT      )



     BE IT REMEMBERED that on this /s/22nd day of /s/March, /s/1971, personally came before me, a Notary Public in and for the County and State aforesaid, C. DALE DISCHER, Vice President of AMWAY MUTUAL FUND, INC., a corporation of the State of Delaware, and he duly executed said certificate before me and acknowledged the said certificate to be his act and deed and the act and deed of said corporation and the facts stated therein are true; and that the seal affixed to said certificate and attested by the Secretary of said corporation is the common or corporate seal of said corporation.

     IN WITNESS WHEREOF, I have hereunto set my hand and seal of office the day and year aforesaid.




                                                    /s/Winifred Pfuhl
                                                    -----------------
                                                      Notary Public




                                                       WINIFRED PFUHL
                                                    -----------------
                                 Notary Public, Kent County, Michigan

                                  My Commission Expires July 13, 1973


     NOTARIAL

     (SEAL)

                                C E R T I F I C A T E



     I certify that the attached is a true copy of a Certificate of Amendment of Certificate of Incorporation of Amway Mutual Fund, Inc.




/s/April 5, 1971 ____________________________________/s/William J. Halliday, Jr.


     (Dated)   ______________________________________William J. Halliday, Jr.

                                                     Secretary

                                  STATE OF DELAWARE

                                        (LOGO)

                             Office of Secretary of State

     I, Eugene Bunting, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THAT THE ABOVE AND FOREGOING IS A TRUE AND CORRECT COPY OF Certificate of Amendment of the "AMWAY MUTAL FUND, INC.", as received and filed in this office the sixteenth day of April, A. D. 1971, at 10 o'clock A. M.


     IN TESTIMONY WHEREOF, I HAVE HEREUNTO SET MY HAND AND OFFICIAL SEAL AT DOVER THIS /s/sixteenth day of /s/April IN THE YEAR OF OUR LORD ONE THOUSAND NINE HUNDRED AND /s/seventy-one.




                                                       /s/ Eugene Bunting
                                                       ------------------
                                                       SECRETARY OF STATE

(SEAL)




                                                       /s/ R. H. Caldwell
                                                       ------------------
                                                 ASS'T SECRETARY OF STATE

FORM 120

State of Delaware

-----------------cs.

     New Castle County








                                    I, Leo J. Dugan, Jr.,

RECORDER OF DEEDS FOR NEW CASTLE COUNTY, DELAWARE, DO HEREBY CERTIFY THAT

CERTIFIED COPY OF Certificate of Amendment of "AMWAY MUTUAL FUND, INC."




WAS RECEIVED FOR RECORD IN THIS OFFICE ON April 16, 1971

AND THE SAME APPEARS OF RECORD IN THE RECORDER'S OFFICE FOR SAID COUNTY.


WITNESS MY HAND AND OFFICIAL SEAL, THIS sixteenth DAY OF

                              April, A.D. 1971.





                                                       /s/ Leo J. Dugan, Jr.
                                                       ---------------------
                                                              Recorder

                               CERTIFICATE OF AMENDMENT

                                          OF

                             CERTIFICATE OF INCORPORATION


                                   *  *  *  *  *  *

     AMWAY MUTUAL FUND, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY
CERTIFY:

     FIRST:    That the Board of Directors of said corporation, at a meeting duly held, adopted the following resolution amending the Certificate of Incorporation of said corporation:

     RESOLVED: That is is advisable that the Certificate of Incorporation of this Corporation be amended by changing the Fourth Article thereof so that as amended, said Article shall be and read as follows:

     "The total number of shares of capital stock which the Corporation shall have the authority to issue shall be 5,000,000 shares of common stock, par value $1.00 per share (hereinafter referred to as the "Common Stock"), all of which shall be of the same class and have equal voting rights."

     FURTHER RESOLVED:   That the proposed Amendment be submitted to a vote of
     the stockholders of this Corporation at a special meeting of the stockholders to be held at the Center of Free Enterprise, 7575 East Fulton Road, Ada, Michigan at 3:00 P.M., E.S.T., on Monday, April 17, 1978.

     FURTHER RESOLVED:   That, if the proposed Amendment should be adopted by a
     majority of the outstanding stock entitled to vote thereon, the proper officers of the Corporation be, and they hereby are authorized and directed, in the name and on behalf of the Corporation, to execute, deliver and file for entry, such Certificates of Amendment, and such other documents and instruments, and to do and perform such other acts and things as shall be necessary, convenient or proper to effect the Amendment of the Certificate of Incorporation now proposed and adopted.

     SECOND:   That said Amendment to the Certificate of Incorporation was approved by the stockholders, present in person or by proxy, holding a majority of the outstanding stock entitled to vote thereon, at a special meeting of stockholders held on April 17, 1978, in accordance with the provisions of
Section 242 of The General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said AMWAY MUTUAL FUND, INC. has caused its corporate seal to be hereunto affixed and this certificate to be signed by WILLIAM J. HALLIDAY, JR., its Chairman of the Board and President, and attested by JOSEPH B. TAYLOR, its Secretary, this /s/28th day of /s/April, s/s1978.




                                             By/s/William J. Halliday, Jr.
                                               ---------------------------
                                                  William J. Halliday, Jr.

                                        Chairman of the Board/and President

(CORPORATE SEAL)


ATTEST:


By /s/Joseph B. Taylor
----------------------
   Joseph B. Taylor
   Secretary

STATE OF MICHIGAN   )

--------------------:  SS

COUNTY OF KENT      )



     BE IT REMEMBERED that on this 28th day of April, 1978, personally came before me, a Notary Public in and for the County and State aforesaid, WILLIAM J. HALLIDAY, JR., Chairman of the Board and President of AMWAY MUTUAL FUND, INC., a corporation of the State of Delaware, and he duly executed said certificate before me and acknowledge the said certificate to be his act and deed and the act and deed of said corporation and the facts stated therein are true; and that the seal affixed to said certificate and attested by the Secretary of said corporation is the common or corporate seal of said corporation.

     IN WITNESS WHEREOF, I have hereunto set my hand and seal of office the day and year aforesaid.




                                        /s/Audrey E. McElro
                                        ------------------------------------
                                        Notary Public, Kent County, Michigan
                                        My Commission Expires:  July 14, 1979


(SEAL)                                  AUDREY E. MCELROY
                                        ------------------------------------
                                        Notary Public, Kent County, Mich.
                                        My Commission Expires July 14, 1979

                                         LOGO


                                  STATE OF DELAWARE

                             Office of SECRETARY OF STATE

     I, Glenn C. Kenton SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THAT THE ABOVE AND FOREGOING IS A TRUE AND CORRECT COPY OF Certificate of Amendment of the "AMWAY MUTUAL FUND, INC.", as received and filed in this office the third day of May, A.D. 1978, at 9 o'clock A.M.








     In Testimony Whereof, I HAVE HEREUNTO SET MY HAND AND OFFICIAL SEAL AT DOVER THIS /s/ third DAY OF /s/May IN THE YEAR OF OUR LORD ONE THOUSAND NINE HUNDRED AND /s/seventy-eight.


(SEAL)





                                            /s/Glenn C. Kenton
                                            ------------------
                                            Glenn C. Kenton, Secretary of State

                               CERTIFICATE OF AMENDMENT

                                          OF

                             CERTIFICATE OF INCORPORATION

                                   *  *  *  *  *  *

     AMWAY MUTUAL FUND, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY
CERTIFY:

     FIRST:    That the Board of Directors of said corporation, by unanimous written consent, adopted the following resolution:

     RESOLVED: "That Amway Mutual Fund, Inc. Notice of Annual Meeting of Stockholders, Proxy For Annual Meeting of Stockholders May 30th, 1980 and Proxy Statement, copies of which are attached hereto, are approved, including any recommended changes by the Securities and Exchange Commission."

     FURTHER RESOLVED:   That the Proxy For Annual Meeting of Stockholders May
     30th, 1980 includes a proposed Amendment to Article Fourth of the Fund's Certificate of Incorporation to increase the authorized capital stock from the present 5,000,000 shares of common stock, $1 par value, to 10,000,000 shares of common stock, $1 par value.

     SECOND:   That the Board of Directors of said corporation adopted the following resolution:

     RESOLVED: "That the proper officers of the Corporation be, and they hereby are authorized and directed, in the name and on behalf of the Corporation, to execute, deliver and file for entry, such Certificates of Amendment, and such other documents and instruments, and to do and perform such other acts and things as shall be necessary, convenient or proper to effect the Amendment of the Certificate of Incorporation now processed and adopted."

     THIRD:    That said Amendment to the Certificate of Incorporation was approved by the stockholders, present in person or by proxy, holding a majority of the outstanding stock entitled to vote thereon, at the annual meeting of stockholders held on May 30th, 1980, in accordance with the provisions of
Section 242 of The General Corporation Law of the State of Delaware.

     IN WITNESS WHEREOF, said AMWAY MUTUAL FUND, INC. has caused its corporate seal to be hereunto affixed and this certificate to be signed by WILLIAM J. HALLIDAY, JR., its Chairman of the Board, and attested by JOSEPH B. TAYLOR, its Secretary, this /s/28th day of ( /s/(Cert), 1980.




                                             By/s/William J. Halliday, Jr.
                                               ---------------------------
                                                  William J. Halliday, Jr.
                                                  Chairman of the Board


(CORPORATE SEAL)

ATTEST:

By/s/Joseph B. Taylor
  -------------------
     Joseph B. Taylor
     Secretary

STATE OF  MICHIGAN  )

-------------------:  SS

COUNTY OF KENT      )

     BE IT REMEMBERED that on this (date)     day of   , 1980, personally came
before me, a Notary Public in and for the County and State aforesaid, WILLIAM J. HALLIDAY, JR., Chairman of the Board of Amway Mutual Fund, Inc., a corporation of the State of Delaware, and he duly executed said certificate before me and acknowledge the said certificate to be his act and deed and the act and deed of said corporation and the facts stated therein are true; and that the seal affixed to said certificate and attested by the Secretary of said corporation is the common or corporate seal of said corporation.
In WITNESS WHEREOF, I have hereunto set my hand and seal of office the day and year aforesaid.

                                        /s/
                                        ------------------------------------
                                        Notary Public, Kent County, Michigan
                                        My Commission Expires:  June 18, 1983


(SEAL)

                                        State

                                         of

                                       DELAWARE


                             Office of SECRETARY OF STATE


     I, Glenn C. Kenton SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THAT THE ABOVE AND FOREGOING IS A TRUE AND CORRECT COPY OF Certificate of Amendment of the "AMWAY MUTUAL FUND, INC.", as received and filed in this office the twelfth day of November, A. D. 1980, at 9 o'clock A.M.






     In Testimony Whereof, I HAVE HEREUNTO SET MY HAND AND OFFICIAL SEAL AT DOVER THIS /s/twelfth DAY OF /s/November IN THE YEAR OF OUR LORD ONE THOUSAND NINE HUNDRED AND /s/eighty.


(SEAL)





                                            /s/Glenn C. Kenton
                                            ------------------
                                            Glenn C. Kenton, Secretary of State

                               CERTIFICATE OF AMENDMENT

                                          OF

                             CERTIFICATE OF INCORPORATION

                                   *  *  *  *  *  *

     AMWAY MUTUAL FUND, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY
CERTIFY:
     FIRST:    That the Board of Directors of said corporation, at a meeting duly held, adopted the following resolution:

     RESOLVED: That it is advisable that Article Fourth of the Certificate of Incorporation of this corporation be amended to increase the total number of shares of capital stock which the corporation shall have the authority to issue from 10,000,000 shares of common stock of $1 par value to 20,000,000 shares of common stock of $1 par value, so that as amended, said Article Fourth shall read as follows:

          "Fourth: The total number of shares of capital stock which the corporation shall have the authority to issue shall be 20,000,000 shares of common stock, par value $1 per share (hereinafter referred to as the "common stock"), all of which shall be of the same class and have equal voting rights."

     FURTHER RESOLVED:   That the proposed amendment be submitted to a vote of
     stockholders of the corporation at the Annual Meeting of the Stockholders, which will be held on Friday, June 3, 1983, at 4:00 P.M., in the Arena of the Kansas City Convention Facilities, 301 West 13th Street, Kansas City, Missouri.

     FURTHER RESOLVED: That if a majority of the outstanding stock entitled to vote on the proposed amendment vote in favor of its adoption, a certificate setting forth the amendment and certifying that the same has been duly adopted in accordance with the General Corporation Law of the State of Delaware shall be executed, acknowledged, filed, and recorded by the proper officers of the corporation who shall do and perform such other acts and things as shall be necessary, convenient or proper to effect said amendment to the Certificate of Incorporation of this corporation.

     SECOND:   That said Amendment to the Certificate of Incorporation was approved by the stockholders, present in person or by proxy, holding a majority of the outstanding stock entitled to vote thereon, at the annual meeting of stockholders held on June 3, 1983, in accordance with the provisions of Section 242 of The General Corporation Law of the State of Delaware.

     IN WITNESS WHEREOF, said AMWAY MUTUAL FUND, INC. has caused its corporate seal to be hereunto affixed and this certificate to be signed by C. DALE DISCHER, its President, and attested by ALLAN D. ENGEL, its Secretary, this 10th day of June, 1983.




                                                       By/s/C. Dale Discher
                                                         ------------------
                                                            C. Dale Discher
                                                            President

(CORPORATE SEAL)

ATTEST:

By/s/Allen D. Engel
     Allen D. Engel
     Secretary

STATE OF  MICHIGAN  )

-------------------:  SS

COUNTY OF KENT      )

     BE IT REMEMBERED that on this 10 day of June, 1983, personally came before me, a Notary Public in and for the County and State aforesaid, C. DALE DISCHER, President of Amway Mutual Fund, Inc., a corporation of the State of Delaware, and he duly executed said certificate before me and acknowledge the said certificate to be his act and deed and the act and deed of said corporation and the facts stated therein are true; and that the seal affixed to said certificate and attested by the Secretary of said corporation is the common or corporate seal of said corporation.

     In WITNESS WHEREOF, I have hereunto set my hand and seal of office the day and year aforesaid.




                                           /s/Susan J. Dykstra
                                           -------------------
                                           Notary Public, Kent County, Michigan



(SEAL)                                     SUSAN J. DYKSTRA
                                           ----------------
                                           Notary Public, Kent County, Mich.
                                           My Comm. Expires April 26, 1987

                                  State of Delaware


                                         Logo


                             Office of Secretary of State



     I, GLENN C. KENTON, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF AMWAY MUTUAL FUND, INC. FILED IN THIS OFFICE ON THE SIXTEEN DAY OF JUNE, A.D., 1983, AT 9 O'CLOCK A.M.








                                            /s/Glenn C. Kenton
                                            -------------------
                                            Glenn C. Kenton, Secretary of State

831670390                                   AUTHENTICATION:     10016711

                                            DATE:               07/14/1983

                                       BY-LAWS

                                          OF

                               AMWAY MUTUAL FUND, INC..
                               (a Delaware Corporation)

                                     ___________

                                      ARTICLE I

                               MEETING OF STOCKHOLDERS

          SECTION 1.1 ANNUAL MEETING. The annual meeting of the stockholders of the Corporation for the election of directors and for the transaction of such other business as may come before the meeting shall be held on the last Thursday in April of each year, if not a legal holiday, and if a legal holiday, at such time as shall be designated by the Board or the Chairman of the Board or the President. If the annual meeting shall not be held on the day hereinabove provided for, the Board shall call a special meeting for the election of directors as soon thereafter as convenient, and in any event not later than 30 days after said day.

          SECTION 1.2 SPECIAL MEETINGS. Special meetings of the stockholders, unless otherwise prescribed by law, may be called at any time by the Board, the Chairman of the Board, or the President for any purpose or purposes whatsoever.

          SECTION 1.3  NOTICE OF MEETINGS; WAIVER OF NOTICE.
Notice of the place, date and time of the holding of each annual and special meeting of the stockholders and the purpose or purposes thereof shall be given personally or by mail or by telegraph or other means of written communication, not less than ten nor more than fifty days before the date of such meeting. Notice by mail or telegram shall be deemed to be duly given when deposited in the U. S. Mails or delivered to the telegraph company, charges prepaid, and directed to the stockholder at his address as it appears on the record of stockholders, unless he shall have filed with the Secretary of the Corporation a written request that notices to him be directed to some other address, in which case it shall be directed to him at such other address. If a stockholder has no address appearing on the books of the Corporation, notice shall be deemed to have been duly given to him if sent by mail or other means of written communication addressed to the place where the principal office of the Corporation is situated, or if published at least once in some newspaper of general circulation in the county where the principal office of the Corporation is situated. Notice of any meeting of stockholders hall not be required to be given to, and notice shall be deemed waived by, any stockholder who shall attend such meeting in person or by proxy and shall not, at the beginning of the meeting, object to the transaction of any business on the ground of lack of notice thereof, or who shall, either before or after the meeting, submit a signed waiver of notice, in person or by proxy. Unless the Board, after the adjournment, shall fix after the adjournment a new record date for an adjourned meeting, or the adjournment is for more than thirty days, notice of such adjourned meeting need not be given if the time and place to which the meeting shall be adjourned were announced at the meeting at which the adjournment is taken.

          SECTION 1.4 PLACE OF MEETINGS. Meetings of the stockholders may be held at such place, within or without the State of Delaware, as the Board or the officer calling the same shall specify in the notice of such meeting.

          SECTION 1.5. QUORUM. At all meetings of the stockholders, the holders of a majority of the shares of stock of the Corporation issued and outstanding and entitled to vote, present in person or by proxy, shall constitute a quorum for the transaction of any business, except an otherwise provided by statue or by the Certificate of Incorporation or these By-laws. In the absence of a quorum no business may be transacted, except the holders of a majority of the shares of stock present in person or by proxy and entitled to vote may adjourn the meeting from time to time, without notice other than announcement thereat, until the holders of the requisite amount of shares of stock shall be so present. At any such adjourned meeting at which a quorum may be present any business may be transacted which might have been transacted at the meeting as originally called. The absence from any meeting, in person or by proxy, of holders of the number of shares of stock of the Corporation in excess of a majority thereof which may be required by the laws of the State of Delaware, the Investment Company Act of 1940, or other applicable statute, the Certificate of Incorporation, or these By-laws, for action upon any given matter shall not prevent action at such meeting upon any other matter or matters which may properly come before the meeting, if there shall be present thereat, in person or by proxy, holders of the number of shares of stock of the Corporation required for action in respect of such other matter or matters.

          SECTION 1.6 ORGANIZATION. At each meeting of the stockholders the Chairman of the Board, or in his absence or inability to act, the President, or in the absence or inability to act of the Chairman of the Board and the President, a Vice-President, shall act as chairman of the meeting. The Secretary, or, in his absence or inability to act, any person appointed by the chairman of the meeting, shall act as secretary of the meeting and keep the minutes thereof.

          SECTION 1.7 ORDER OF BUSINESS. The order of business at all meetings of the stockholders shall be as determined by the chairman of the meeting.

          SECTION 1.8 VOTING; CONSENT OF STOCKHOLDERS IN LIEU OF MEETING. Except as otherwise provided by statute or the Certificate of Incorporation, each holder of record of shares of stock of the Corporation having voting power shall be entitled at each meeting of the stockholders to one vote for every share of such stock standing in his name on the record of stockholders of the
Corporation:

          (a)  on the date fixed by the Board in accordance with

Section 6.7 hereof, as the record date for the determination of the stockholders who shall be entitled to notice of and to vote at such meeting; or

          (b) if such record date shall not have been so fixed, then at the close of business on the day next preceding the day on which notice thereof shall be given.

Each stockholder entitled to vote at any meeting of stockholders, or to express consent or dissent to corporate action in writing without a meeting, may authorize another person or persons to act for him by a proxy signed by such stockholder or his attorney-in-fact. Any such proxy shall be delivered to the secretary of such meeting or, if action is taken without a meeting, the Secretary of the Corporation, at or prior to the time designated in the order of business or the resolutions of the Board for so delivering such proxies. No proxy shall be valid after the expiration of three years from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except in those cases where such proxy states that it is irrevocable and where an irrevocable proxy is permitted by law. Except as otherwise provided by statute, the Certificate of Incorporation or these By-laws, any corporate action to be taken by vote of the stockholder shall be authorized by a majority of the total votes cast at a meeting of stockholders by the holders of shares present in person or represented by proxy and entitled to vote on such action; provided, however, to the extent permitted by law, the meeting and vote of the stockholders may be dispensed with, provided written consent to any such action is given by the holders of shares of stock in accordance with Paragraph (4) of ARTICLE TENTH of the Certificate of Incorporation of the Corporation, and provided further that prompt notice is given to all stockholders of the Corporation of the taking of corporate action without a meeting and by less than unanimous written consent.

          If a vote shall be taken on any question, then unless required by statute, or determined by the chairman of the meeting to be advisable, any such vote need not be by ballot. On a vote by ballot, each ballot shall be signed by the stockholder voting, or by his proxy, if there be such proxy, and shall state the number of shares voted.

          SECTION 1.9 LIST OF STOCKHOLDERS. A list of stockholders as of the record date, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder, certified by the

Secretary of the Corporation or by the transfer agent for the Corporation, shall be available for examination by any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting, either at a place in the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

          SECTION 1.10 INSPECTORS OF ELECTION. The Board may, in advance of any meeting of stockholders, appoint one or more inspectors of election to act at such meeting or any adjournment thereof. If the inspectors shall not be so appointed or if any of them shall fail to appear or act, the chairman of the meeting may, and on the request of any stockholder entitled to vote thereat shall, appoint inspectors. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. The inspectors shall determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the chairman of the meeting or any stockholder entitled to vote thereat, the inspectors shall make a report in writing of any challenge, request or matter determined by them and shall execute a certificate of any fact found by them. No director or candidate for the office of director shall act as inspector of an election of directors. Inspectors need not be stockholders.

                                      ARTICLE II

                                  BOARD OF DIRECTORS


          SECTION 2.1 GENERAL POWERS. Except as otherwise provided in the Certificate of Incorporation, the business and affairs of the Corporation shall be managed by the Board of Directors. The Board may exercise all such authority and powers of the Corporation and do all such lawful acts and things as are not by statute or the Certificate of Incorporation directed or required to be exercised or done by the stockholders.

          SECTION 2.2 INVESTMENT POLICIES. It shall be the duty of the Board of Directors to ensure that the purchase, sale, retention and disposal of portfolio securities and the other investment practices of the Corporation are at all times consistent with the investment policies and restrictions with respect to securities investments and otherwise of the Corporation, as recited in the current prospectus of the Corporation filed from time to time with the Securities and Exchange Commission and as required by the Investment Company Act of 1940, unless such duty is delegated to the Investment Adviser pursuant to a written contract, as provided in the Certificate of incorporation. The Board, however, may delegate the duty of management of the assets, and may delegate such other of its powers and duties as are permitted by the Certificate of Incorporation, to the Executive Committee or other committee, or to an individual or corporate investment adviser to act as Investment Adviser pursuant to a written contract to be approved or ratified initially by the vote of a majority of the outstanding voting securities of the Corporation and to be renewable annually or bi-annually by a similar vote or by the affirmative vote of a majority of the entire Board of Directors, including a majority of the directors of the Corporation who are not parties to such contract or affiliated persons of any parties to the contract.

          SECTION 2.3 NUMBER, QUALIFICATIONS, ELECTION AND TERM OF OFFICE. The number of directors of the Corporation shall be determined by majority vote of the entire Board or by amendment of these By-laws but shall not be more than fifteen nor less than three. All the directors shall be of full age. Directors need not be stockholders. Except as otherwise provided by statute or the Certificate of Incorporation or these By-laws, the directors shall be elected by written ballot at annual meeting of the stockholders. Each director shall hold office until the next annual meeting of the stockholders and until his successor shall have been duly elected and qualified, or until his death, or until he shall have resigned, or have been removed, as hereinafter provided in these By-laws, or as otherwise provided by statute or the Certificate of Incorporation.

          SECTION 2.4 PLACE OF MEETINGS. Meetings of the Board may be held at such place, within or without the State of Delaware, as the Board may from time to time determine or as shall be specified in the notice of such meeting.

          SECTION 2.5 ORGANIZATION MEETING. The Board shall meet for the purpose of organization, the election of officers and the transaction of other business, as soon as practicable after each annual meeting of the stockholders, on the same day and at the same place where such annual meeting shall be held. Notice of such meeting need not be given. Such meeting may be held at any other time or place (within or without the State of Delaware) which shall be specified in a notice thereof given as hereinafter provided in Section 8 of this Article II.

          SECTION 2.6 REGULAR MEETINGS. Regular meetings of the Board shall be held at such time as the Board may fix. If any day fixed for a regular meeting shall be a legal holiday at the place where the meeting is to be held, then the meeting which would otherwise be held on that day shall be held at the same hour on the next succeeding business day. Notice of regular meetings of the Board need not be given except as otherwise required by statute or these By-laws.

          SECTION 2.7 SPECIAL MEETINGS. Special meetings of the Board may be called by two or more directors of the Corporation or by the Chairman of the Board or the President.

          SECTION 2.8 NOTICE OF MEETINGS. Notice of each special meeting of the Board (and of such regular meeting for which notice shall be required) shall be given by the Secretary as hereinafter provided in this Section 8, in which notice shall be stated the time and place (within or without the State of Delaware) of the meeting. Notice of each such meeting shall be delivered to each director, either personally or by telephone, telegraph, cable or wireless, at least twenty-four hours before the time at which such meeting is to be held, or by first class mail, postage prepaid, addressed to him at his residence or usual place of business, at least two days before the day on which such meeting is to be held. Notice of any such meeting need not be given to any director who shall, either before or after the meeting, submit a signed waiver of notice or who shall attend such meeting without protesting, prior to or at its commencement, the lack of notice to him. Except as otherwise specifically required by these By-laws, a notice or waiver of notice of any regular or special meeting need not state the purposes of such meeting.

          SECTION 2.9 QUORUM AND MANNER OF ACTING. A majority of the entire Board shall be present in person at any meeting of the Board in order to constitute a quorum for the transaction of business at such meeting, and except as otherwise expressly required by statute, the Certificate of Incorporation, these By-laws, or the Investment Company Act of 1940, or other applicable statute, the act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board; provided, however, that the approval of any contract with an Investment Adviser which the Corporation enters into or any renewal or amendment thereof, and the selection of the Corporation's independent public accountant shall each require the affirmative vote of a majority of the directors who are not parties to any such contract or affiliated persons of any such party. In the absence of a quorum at any meeting of the Board, a majority of the directors present thereat may adjourn such meeting to another time and place until a quorum shall be present thereat. Notice of the time and place of any such adjourned meeting shall be given to the directors who were not present at the time of the adjournment and, unless such time and place were announced at the meeting at which the adjournment was taken, to the other directors. At any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally called.

          SECTION 2.10 ORGANIZATION OF MEETINGS. At each meeting of the Board, the Chairman of the Board, (or, in his absence or inability to act, the President, or in his absence or inability to act,, another director chosen by a majority of the directors present) shall act as chairman of the meeting and preside thereat. The Secretary (or, in his absence or inability to act, any person appointed by the chairman) shall act as secretary of the meeting and keep the minutes thereof.

          SECTION 2.11 RESIGNATIONS. Any director of the Corporation may resign at any time by giving written notice of his resignation to the Board or Chairman of the Board or the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein, immediately upon its receipt;

and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

          SECTION 2.12 VACANCIES. Any vacancies in the Board, whether arising from death, resignation, removal (with or without cause), or an increase in the number of directors or any other cause, shall be filled by a vote of the majority of the Board of Directors then in office even though such majority is less than a quorum, provided that no vacancies shall be filled by action of the remaining directors, if after the filling of said vacancy or vacancies, less than two-thirds of the directors then holding office shall have been elected by the stockholders of the Corporation. In the event that at any time there is a vacancy in any office of a director which vacancy may not be filled by the remaining directors, a special meeting of the stockholders shall be held as promptly as possible and in any event within sixty days, for the purpose of filling said vacancy or vacancies. Any director elected or appointed to fill a vacancy shall hold office only until the next meeting of stockholders of the Corporation at which said office would regularly be filled and until a successor shall have been elected and qualifies.

          SECTION 2.13 REMOVAL OF DIRECTORS. Any director of the Corporation may be removed for cause by majority vote of the stockholders of the Corporation.

          SECTION 2.14 ACTION BY WRITTEN CONSENT. Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board or Committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of the Board or Committee.

                                     ARTICLE III

                            EXECUTIVE AND OTHER COMMITTEES

          SECTION 3.1 EXECUTIVE COMMITTEE. The Board may, by resolution adopted by a majority of the entire Board, designate an Executive Committee consisting of two or more of the directors of the Corporation, which Committee shall have and may exercise all the authority of the Board with respect to all matters other than:
          (a) the submission to the stockholders of any action requiring authorization of stockholders pursuant to statute or the Certificate of Incorporation;
          (b)  the filling of vacancies on the Board of Directors;
          (c) the fixing of compensation of the directors for serving on the Board or on any committee of the Board, including the Executive Committee;
          (d) the approval or termination of any contract with an Investment Adviser;
          (e) the amendment or repeal of these By-laws or the adoption of new By-laws;
          (f)  the declaration of dividends or distributions to stockholders;
and

          (g) the amendment or repeal of any resolution of the Board which by its terms may be amended or repealed by the Board.
The Executive Committee shall keep written minutes of its proceedings and shall report such minutes to the Board. All such proceedings shall be subject to revision or alteration by the Board; provided, however, that third parties shall not be prejudiced by such revision or alteration.

          SECTION 3.2 INVESTMENT COMMITTEE. The Board may, by resolution adopted by a majority of the entire Board, appoint an Investment Committee, consisting of two or more of the directors of the Corporation. The Board may remove any member and may appoint new, alternate or additional members of the Investment Committee. It shall be the function of the Investment Committee to advise the Board as to the investment policies of the Corporation. The Investment Committee shall have no power or authority to make any contract or incur any liability whatever or to take any action binding upon the Corporation, the officers, the Board or the stockholders.

          SECTION 3.3 OTHER COMMITTEES. The Board may, by resolution adopted by a majority of the entire Board, designate other committees, each consisting of two or more of the directors of the Corporation, which committees, except as otherwise prescribed by statute, shall have and may exercise the authority of the Board to the extent that such authority shall be conferred by the resolutions designating such committees.

          SECTION 3.4 GENERAL. A majority of any committee may determine its action and fix the time and place of its meetings, unless the Board shall otherwise provide. In the absence or disqualification of any member of any committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. The Board shall have the power at any time to change the membership of any committee, to fill all vacancies, to designate alternate members to replace any absent or disqualified member, or to dissolve any such committee. Nothing herein shall be deemed to prevent the Board from appointing one or more committees consisting in whole or in part of persons who are not directors of the Corporation; provided, however, that no such committee shall have or may exercise any authority or power of the Board in the management of the business or affairs of the Corporation.

                                      ARTICLE IV

                                       OFFICERS

          SECTION 4.1 NUMBER AND QUALIFICATIONS. The officers of the Corporation shall include the Chairman of the Board, the President, one or more Vice-Presidents (one of whom may be designated an Executive Vice-President), the Treasurer and the Secretary. Any two or more offices may be held by the same person. Such officers shall be elected by the Board of Directors each year at the organization meeting held after the annual meeting of stockholders, each to hold office until the meeting of the Board following the next annual meeting of the stockholders and until his successor shall have been duly elected and shall have qualified, or until his death, or until he shall have resigned, or have been removed, as hereinafter provided in these By-laws. The Board may from time to time elect, or delegate to the Chairman of the Board or the President or both the power to appoint, such officers (including one or more Assistant Vice-Presidents, one or more Assistant Treasurers and one or more Assistant Secretaries) and such agents, as may be necessary or desirable for the business of the Corporation. Such other officers and agents shall have such duties and shall hold their offices for such terms as may be prescribed by the Board or by the appointing authority.

          SECTION 4.2 RESIGNATIONS. Any officer of the Corporation may resign at any time by giving written notice of his resignation to the Board, the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein, immediately upon its receipt; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

          SECTION 4.3 REMOVAL. Any officer or agent of the Corporation may be removed, either with or without cause, at any time, by the vote of the majority of the entire Board at any meeting of the Board or, except in the case of an officer or agent elected or appointed by the Board, by the Chairman of the Board or the President.

          SECTION 4.4 VACANCIES. A vacancy in any office, whether arising from death, resignation, removal or any other case, may be filled for the unexpired portion of the term of the office which shall be vacant, in the manner prescribed in these By-laws for the regular election or appointment to such office.

          SECTION 4.5 CHAIRMAN OF THE BOARD. The Chairman of the Board shall be the chief executive officer of the Corporation and shall have the general and active management of the business of the Corporation, except for any responsibilities delegated to an Investment Adviser pursuant to any written contract, as provided for in the Certificate of Incorporation. He shall, if present, preside at each meeting of the stockholders and of the Board and shall be an ex officio member of all committees of the Board. He shall perform all duties incident to the office of Chairman of the Board and chief executive officer and such other duties as may from time to time be assigned to him by the Board. The Chairman of the Board shall be authorized to do or cause to be done all things necessary or appropriate, including preparation, execution and filing of any documents, to effectuate the registration of the Corporation with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended. In the case of the absence of the President or his inability to act, the Chairman of the Board shall perform the duties of the President and when so acting shall have all the powers of, and be subject to all the restrictions upon, the President.

          SECTION 4.6 PRESIDENT. The President shall be the chief operating officer of the Corporation, subject, however, to the control of the Board and except as any such responsibilities shall be delegated to an Investment Adviser pursuant to any written contract with such an Investment Adviser, as provided for in the Certificate of Incorporation. At the request of the Chairman of the Board, or in the case of his absence or inability to act, the President shall perform the duties of the Chairman of the Board and when so acting shall have all the powers of, and be subject to all restrictions upon, the Chairman of the Board.

          SECTION 4.7 EXECUTIVE VICE-PRESIDENT. At the request of the Board and the President, or in case of their absence or inability to act, the Executive Vice-President shall perform the duties of the President and when so acting shall have all the powers of, and be subject to all the restrictions upon, the President. The Executive Vice-President shall be the chief administrative officer and shall perform all duties incident to the office of Executive Vice-President and such other duties as from time to time may be assigned to him by the Board, the Chairman of the Board, the President, or by these By-laws.

          SECTION 4.8 VICE-PRESIDENTS. Each Vice-President shall perform all such duties as from time to time may be assigned to him by the Board, the Chairman of the Board or the President.

          SECTION 4.9  TREASURER.  The Treasurer shall

          (a) have charge and custody of, and be responsible for, all the funds and securities of the Corporation, except those which the Corporation has placed in the custody of a bank or trust company pursuant to a written agreement designating such bank or trust company as custodian of the property of the Corporation;

          (b) keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation;

          (c) cause all moneys and other valuables to be deposited to the credit of the Corporation;

          (d) receive, and give receipts for, moneys due and payable to the Corporation from any source whatsoever;

          (e) disburse the funds of the Corporation and supervise the investment of its funds as ordered or authorized by the Board, taking proper vouchers therefor; and

          (f) in general, perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the Board, the President, or the Chairman of the Board.

          SECTION 4.10  SECRETARY.  The Secretary shall

          (a) keep or cause to be kept in one or more books provided for the purpose, the minutes of all meetings of the Board, the committees of the Board and the stockholders;

          (b) see that all notices are duly given in accordance with the provisions of these By-laws and as required by law;

          (c) be custodian of the records and the seal of the Corporation and affix and attest the seal to all stock certificates of the Corporation (unless the seal of the Corporation on such certificates shall be a facsimile, as hereinafter provided) and affix and attest the seal to all other documents to be executed on behalf of the Corporation under its seal;

          (d) see that the books, reports, statements, certificates and other documents and records required by law to be kept and filed are properly kept and filed; and

          (e) in general, perform all the duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the Board, the President, or the Chairman of the Board.

          SECTION 4.11 OFFICERS' BONDS OR OTHER SECURITY. If required by the Board, any officer of the Corporation shall give a bond or other security for the faithful performance of his duties, in such amount and with such surety or sureties as the Board may require.





                                      ARTICLE V

                                   INDEMNIFICATION

          SECTION 5.1 The Corporation shall indemnify any person to the extent permitted by law.

                                      ARTICLE VI

                                     SHARES, ETC.

          SECTION 6.1 STOCK CERTIFICATES. Each owner of stock of the Corporation shall be entitled upon request to have a certificate, in such form as shall be approved by the Board, representing the number of shares of stock of the Corporation owned by him. The certificates representing shares of stock shall be signed in the name of the Corporation by the Chairman of the Board or the President or a Vice-President and by the Secretary or an Assistant Secretary or the Treasurer and sealed with the seal of the Corporation (which seal may be a facsimile, engraved or printed), provided, however, that where any such certificate is countersigned by a transfer agent, or is registered by a registrar (other than the Corporation or one of its employees), the signatures of the Chairman of the Board, President, Vice-President, Secretary, Assistant Secretary or Treasurer upon such certificates may be facsimiles, engraved or printed. In case any officer who shall have signed such certificates shall be ceased to be such officer before such certificates shall be issued, they may nevertheless be issued by the Corporation with the same effect as if such officer were still in office at the date of their issue.

          SECTION 6.1 BOOKS OF ACCOUNT AND RECORD OF STOCKHOLDERS. There shall be kept correct and complete books and records of account of all the business and transactions of the Corporation. There shall also be kept, at the office of the Corporation in the State of Delaware or at the office of its transfer agent or at the principal office of the Corporation outside the State of Delaware, a record containing the names and addresses of all stockholders of the Corporation, the number of shares held by each, and the dates when they became the owners of record thereof.

          SECTION 6.3 TRANSFERS OF SHARES. Transfers of shares of stock of the Corporation shall be made on the stock records of the Corporation only upon authorization by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary or with a transfer agent or transfer clerk and on surrender of the certificate or certificates for such shares properly endorsed or accompanied by a duly executed stock transfer power and the payment of all taxes thereon. Except as otherwise provided by law, the Corporation shall be entitled to recognize the exclusive right of a person in whose name any share or shares stand on the record of stockholders as the owner of such share or shares for all purposes, including, without limitation, the rights to receive dividends or other distributions, and to vote as such owner, and the Corporation shall not be bound to recognize any equitable or legal claim to or interest in any such share or shares on the part of any other person. Whenever any transfers of shares shall be made for collateral security and not absolutely and written notice thereof shall be given to the Secretary or to such transfer agent or transfer clerk, such fact shall be stated in the entry of the transfer.

          SECTION 6.4 REGULATIONS. The Board may make such additional rules and regulations, not inconsistent with these By-laws, as it may deem expedient concerning the issue, transfer and registration of certificates for shares of stock of the Corporation. It may appoint, or authorize any officer or officers to appoint, one or more transfer agents or one or more transfer clerks and one or more registrars and may require all certificates for shares of stock to bear the signature or signatures of any of them.

          SECTION 6.5 LOST, DESTROYED OR MUTILATED CERTIFICATES. The holder of any certificates representing shares of stock of the Corporation shall immediately notify the Corporation of any loss, destruction or mutilation of such certificate, and the Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it which the owner thereof shall allege to have been lost or destroyed or which shall have been mutilated, and the Board may, in its discretion , require such owner or his legal representatives to give to the Corporation a bond in such sum, limited or unlimited, and in such form and with such surety or sureties as the Board in its absolute discretion shall determine, to indemnify the Corporation against any claim that may be made against it on account of the alleged loss or destruction of any such certificate, or the issuance of a new certificate. Anything herein to the contrary notwithstanding, the Board, in its absolute discretion, may refuse to issue any such new certificate, except pursuant to legal proceedings under the laws of the State of Delaware.

     SECTION 6.6 INFORMATION TO STOCKHOLDERS AND OTHERS. Any person who is a stockholder of the Corporation shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to examine in person or by attorney or other agent, the Corporation's stock ledger, a list of its stockholders, and its other books and records, and to make copies and extracts therefrom, provided the purpose is reasonably related to such person's interest as a stockholder, and subject to compliance by such person with such rules and regulations, not inconsistent with the laws of Delaware, as the Board may prescribe.

          SECTION 6.7 FIXING OF RECORD DATE. The Board may fix, in advance, a date not more than sixty nor less than ten days before the date then fixed for the holding of any meeting of the stockholders, or, in the case where action by the stockholder is taken without a meeting, a date not more than sixty days prior to such action and not later than before the last day on which the consent or dissent of the stockholders may be effectively expressed for any purpose without a meeting, as the time as of which the stockholders entitled to notice of and to vote at such meeting or whose consent or dissent is required or may be expressed for any purpose, as the case may be, shall be determined, and all persons who were holders of record of voting stock at such time, and no others, shall be entitled to notice of and to vote at such meeting or to express their consent or dissent, as the case may be. The Board may fix, in advance, a date not more than fifty days preceding the date fixed for the payment of any dividend or the making of any distribution or the allotment or rights to subscribe for securities of the Corporation, or for the delivery of evidences of rights or evidences of interests arising out of any change, conversion or exchange of capital stock or other securities, as the record date for the determination of the stockholders entitled to receive any such dividend, distribution, allotment, rights or interests, and in such case only the stockholders of record at the time so fixed shall be entitled to receive such dividend, distribution, allotment, rights or interests.

                                     ARTICLE VII

                                       OFFICES

          SECTION 7.1 PRINCIPAL OFFICE. The principal office of the Corporation shall be at 7575 East Fulton Road, Ada, Michigan, or at such other address as may be fixed by the Board.

          SECTION 7.2 OTHER OFFICES. The Corporation may also have an office or offices other than said principal office at such place or places, either within or without the State of Delaware, as the Board shall from time to time determine or the business of the Corporation may require.

                                     ARTICLE VIII

                                     FISCAL YEAR
          Section 8.1 The fiscal year of the Corporation shall be determined by the Board.

                                      ARTICLE IX

                                         SEAL
          SECTION 9.1 The seal of the Corporation shall be determined by the Board.

                                      ARTICLE X

                                    MISCELLANEOUS

          SECTION 10.1 REPORTS TO STOCKHOLDERS. The books of account of the Corporation shall be examined by an independent firm of public accountants at the close of each annual period of the Corporation and at such other times, if any, as may be directed by the Board. A report to the stockholders based upon each such examination shall be mailed to each stockholder of the Corporation of record on such date with respect to each report as may be determined by the Board, at his address as the same appears on the books of the Corporation. Each such report shall show the assets and liabilities of the Corporation as of the close of the annual or quarterly period covered by the report and the securities in which the funds of the Corporation were then invested; such report shall also show the Corporation's income and expenses for the period from the end of the Corporation's preceding fiscal year to the close of the annual or quarterly period covered by the report and any other information required by the Investment Company Act of 1940, as amended, and shall set forth such other matters as the Board or such independent firm of public accountants shall determine.

          SECTION 10.2 APPROVAL OF FIRM OF INDEPENDENT PUBLIC ACCOUNTANTS. At every annual meeting of the stockholders of the

Corporation there shall be submitted for ratification or rejection the name of the firm of independent public accountants which has been selected for the current fiscal year in which such annual meeting is held by a majority of those members of the Board who are not investment advisers of, or affiliated persons of an investment adviser of, or officers or employees of, the Corporation, as such terms are defined in the Investment Company Act of 1940.

                                      ARTICLE XI

                                      AMENDMENTS

          SECTION 11.1 These By-laws may be amended or repealed or new By-laws may be adopted, by the Board of Directors at any meeting thereof; provided, however, that notice of such meeting shall have been given as provided in these By-laws, which notice shall mention that amendment or repeal of the By-laws, or the adoption of new By-laws, is one of the purposes of such meeting. Any such By-laws adopted by the Board may be amended or repealed, or new By-laws may be adopted, by vote of the stockholders of the Corporation, at any annual or special meeting thereof; provided, however, that the notice of such meeting shall have been given as provided in these By-laws, which notice shall mention that amendment or repeal of these By-laws, or the adoption of new By-laws, is one of the purposes of such meeting.

                     INDEX TO BY-LAWS OF AMWAY MUTUAL FUND, INC.

ARTICLE I -    MEETING OF STOCKHOLDERS
               Section 1.1    -    Annual Meeting                p.  1
               Section 1.2    -    Special Meetings              p.  1
               Section 1.3    -    Notice of Meeting -
                                        Waiver of Notice         p.  2
               Section 1.4    -    Place of Meetings             p.  3
               Section 1.5    -    Quorum                        p.  3
               Section 1.6    -    Organization                  p.  5
               Section 1.7    -    Order of Business             p.  5
               Section 1.8    -    Voting:  Consent of Stockholders
                                        in Lieu of Meeting       p.  5
               Section 1.9    -    List of Stockholders          p.  7
               Section 1.10   -    Inspectors of Election        p.  8

ARTICLE II -   BOARD OF DIRECTORS
               Section 2.1    -    General Powers                p. 10
               Section 2.2    -    Investment Policies           p. 10
               Section 2.3    -    Number, Qualifications, Election
                                        and Term of Office       p. 11
               Section 2.4    -    Place of Meetings             p. 12
               Section 2.5    -    Organization Meeting          p. 12
               Section 2.6    -    Regular Meetings              p. 12
               Section 2.7    -    Special Meetings              p. 13
               Section 2.8    -    Notice of Meetings            p. 13

               Section 2.9    -    Quorum and Manner of Acting        p. 14
               Section 2.10   -    Organization of Meetings           p. 15
               Section 2.11   -    Resignations                       p. 15
               Section 2.12   -    Vacancies                          p. 16
               Section 2.13   -    Removal of Directors               p. 17
               Section 2.14   -    Action by Written Consent          p. 17

ARTICLE III -  EXECUTIVE AND OTHER COMMITTEES
               Section 3.1    -    Executive Committee                p. 18
               Section 3.2    -    Investment Committee               p. 19
               Section 3.3    -    Other Committees                   p. 19
               Section 3.4    -    General                            p. 20

ARTICLE IV -   OFFICES
               Section 4.1    -    Number and Qualifications          p. 21
               Section 4.2    -    Resignations                       p. 22
               Section 4.3    -    Removal                            p. 22
               Section 4.4    -    Vacancies                          p. 22
               Section 4.5    -    Chairman of the Board              p. 23
               Section 4.6    -    President                          p. 24
               Section 4.7    -    Executive Vice-President           p. 24
               Section 4.8    -    Vice-Presidents                    p. 25
               Section 4.9    -    Treasurer                          p. 25
               Section 4.10   -    Secretary                          p. 26
               Section 4.11   -    Officers' Bonds or Other
                                        Security                      p. 26

ARTICLE V -    INDEMNIFICATION
               Section 5.1    -    Indemnification by Corporation     p. 27

ARTICLE VI -   SHARES, ETC.
               Section 6.1    -    Stock Certificates                 p. 28
               Section 6.2    -    Books of Account and Record
                                       of Stockholders                p. 29
               Section 6.3    -    Transfers of Shares                p. 29
               Section 6.4    -    Regulations                        p. 30
               Section 6.5    -    Lost, Destroyed or Mutilated
                                        Certificates                  p. 30
               Section 6.6    -    Information to Stockholders
                                       and Others                     p. 31
               Section 6.7    -    Fixing of Record Date              p. 32

ARTICLE VII -  OFFICES
               Section 7.1    -    Principal Office                   p. 33
               Section 7.2    -    Other Offices                      p. 33

ARTICLE VIII-  FISCAL YEAR
               Section 8.1    -    Determined by Board                p. 33

ARTICLE IX -   SEAL
               Section 9.1    -    Determined by Board                p. 33

ARTICLE X -    MISCELLANEOUS
               Section 10.1   -    Reports to Stockholders            p. 34
               Section 10.2   -    Approval of Firm of
                                      Independent Public Accountants  p. 34

ARTICLE XI -   AMENDMENTS
               Section 11.1   -    Determined by Board                p. 35

                        CERTIFIED COPY OF CORPORATE RESOLUTION

                              RE:  AMENDMENT OF BY-LAWS

     I, William J. Halliday, Jr., Secretary of Amway Mutual Fund, Inc., a Delaware corporation having its principal place of business at 7575 East Fulton Road, Ada, Michigan 49301, hereby certify that the following is an extract from the minutes of a regular meeting of the Board of Directors of said corporation held on Thursday, June 21, 1972:

     "AMENDMENT OF BY-LAWS:

          The chairman reported that included in the agenda for the meeting was a proposal to amend Section 1.1. of the By-Laws to allow greater flexibility in fixing the date for the annual meeting of the shareholders in order that same might conform with the date of the annual convention of Amway Direct Distributors and Voting Members of the Amway Distributors Association, most of whom are shareholders in the Fund. He noted that a copy of the proposed Amendment had been included with the notice for the meeting. Following discussion, upon motion by Mr. Stoddard, supported by Mr. DeWitt, the following resolution was unanimously adopted:

          RESOLVED:  That the by-laws of the corporation be amended by amending
          Section 1.1 Annual Meeting to read as follows:

               'SECTION 1.1 ANNUAL MEETING. The annual meeting of the stockholders of the Corporation for the election of directors and for the transaction of such other business as may come before the meeting shall be held on the second Friday in May of each year or at such other time as shall be designated by the Board, provided, however, that in any event the date of the annual meeting shall not be earlier or later than 30 days before or after said second Friday in May.' "

     I further certify that the foregoing resolution is still in full force and effect.

     Dated:    This 29th day of March, 1973.



                                        ----------------------------------

                                             /s/ William J. Halliday, Jr.

                                                  William J. Halliday, Jr.

                                        Secretary of Amway Mutual Fund, Inc.

                        CERTIFIED COPY OF CORPORATE RESOLUTION


                              RE:  AMENDMENT OF BY-LAWS


     I, Allan D. Engel, Secretary of Amway Mutual Fund, Inc., a Delaware corporation having its principal place of business at 7575 East Fulton Road, Ada, Michigan 49355, hereby certify that the following is an extract from the minutes of a regular meeting of the Board of Directors of said corporation held on December 21, 1977:

     "ANNUAL MEETING OF THE STOCKHOLDERS

          The Chairman noted that Section 1.1 of the By-Laws of the Fund now provides that the annual meeting of the stockholders is to be held on the last Thursday in April of each year. The date was originally established on the basis of the date of the annual Leadership Convention held in Grand Rapids, Michigan, by Amway Corporation since most of the stockholders would be attending the Convention. Subsequent to the date of adoption of the By-Laws, however, the date of the Convention was changed to the latter part of the month of July of each year, with the result that the annual meeting of the stockholders was likewise set for the same time. No change had ever been made in the By-Laws to reflect this change. The failure to do so was noted by the examiners of the Securities & Exchange Commission during a recent examination of the affairs of the Fund. In order to permit maximum flexibility, the Chairman recommended that Section 1.1 of the By-Laws be amended to permit the Board of Directors to fix the date of the annual meeting of the stockholders, which authority is permitted under the provisions of the Delaware General Corporation Law. Following discussion, upon motion duly made and seconded, the following resolutions were unanimously adopted:

          RESOLVED: That Section 1.1 of the By-Laws of Amway Mutual Fund, Inc., be and the same is hereby amended to read in full as follows:

               SECTION 1.1 ANNUAL MEETING. The annual meeting of the stockholders of the Fund for the election of Directors and for the transaction of such other business as may come before the meeting shall be held on such date as shall be fixed by resolution duly adopted by the Board of Directors of the Fund, provided, however, that said date shall be not later than the 31st day of July of each year. Notice of the date selected shall be given in accordance with the provisions of Section 1.3 of these By-Laws.

          FURTHER RESOLVED: That, wherever possible, the Board of Directors shall set the date for the annual meeting of the stockholders so that same shall occur at the time of the holding of the annual Leadership Convention of Amway Corporation."

     I further certify that the foregoing resolution is still in full force and effect.

     Dated:    This 26th day of January, 1981.

                                             ----------------------------

                                                       /s/ Allan D. Engel

                                                           Allan D. Engel

                                        Secretary of Amway Mutual Fund, Inc.

          NUMBER                                            SHARES
           0373                    Mutual Fund

INCORPORATED UNDER THE LAWS   AMWAY MUTUAL FUND INC. OF THE STATE OF DELAWARE


This Certifies That __________________________________________IS THE

OWNER OF
                     ______________________________________FULL PAID AND NON-
ASSESSABLE

SHARES OF THE CAPITAL STOCK OF $1.00 PAR VALUE EACH OF AMWAY MUTUAL FUND, INC.,

TRANSFERABLE ON THE BOOKS OF THE CORPORATION IN PERSON OR BY DULY AUTHORIZED

ATTORNEY UPON SURRENDER OF THIS CERTIFICATE PROPERLY ENDORSED.

     IN WITNESS WHEREOF THE SAID CORPORATION HAS CAUSED THIS CERTIFICATE TO BE

     SIGNED BY ITS DULY AUTHORIZED OFFICERS AND SEALED WITH THE


SEAL
                               SEAL OF THE CORPORATION
THIS                               DAY OF                          A.D. 19




                                                       SECRETARY

                                                  VICE-PRESIDENT

                           ADVISORY  AND  SERVICE  CONTRACT
                                       BETWEEN
                              AMWAY  MUTUAL  FUND,  INC.
                                         AND
                              AMWAY  MANAGEMENT  COMPANY

     AGREEMENT made as of the 9th day of June, 1995, between AMWAY MUTUAL FUND, INC., a Delaware corporation (hereinafter called the "Fund"), and AMWAY MANAGEMENT COMPANY, a Michigan corporation (hereinafter called the "Adviser");

                                     WITNESSETH:

     In consideration of the mutual covenants hereinafter contained, it is hereby agreed by the parties hereto as follows:

     1. DUTIES OF THE ADVISER. The Fund hereby employs the Adviser to furnish investment advice and manage on a regular basis the investment portfolio of the Fund, subject to the direction of the Board of Directors of the Fund, and to provisions of the Fund's current Prospectus; to furnish for the use of the Fund, office space and all necessary office facilities, equipment and personnel for servicing the investments of the Fund and administering its affairs subject to the provisions of Section 2 herein; and to pay the salaries and fees of all officers and directors of the Fund. The Adviser will, from time to time, discuss with the Fund economic investment developments which may affect the Fund's portfolio and furnish such information as the Adviser may believe appropriate for this purpose. The Adviser will maintain such statistical and analytical information with respect to the Fund's portfolio securities as the Adviser may believe appropriate, and shall make such materials available for inspection by the Fund, as may be reasonable. Except when otherwise specifically directed by the Fund, the Adviser will make investment decisions on behalf of the Fund and place all orders for the purchase and sale of portfolio securities for the Fund's account. The Adviser, for all purposes herein provided, be deemed to be an independent contractor and, unless otherwise expressly provided or authorized, shall have no authority to act for or represent the Fund in any way or otherwise be deemed an agent of the Fund. The Adviser shall be free to render similar services or other services to others so long as its services hereunder shall not be impaired thereby. The Adviser shall be permitted to enter into an agreement with another advisory organization whereby the other organization will provide all or a part of the investment advice and the services required to manage the Fund's investment portfolio as provided for in this agreement. Any such agreement will be subject to approval, as required in Section 5 herein.

     2. FEES AND EXPENSES. For the services and facilities to be rendered, as provided herein, during any fiscal quarter by the Adviser hereunder, the Fund shall pay the Adviser a fee, payable quarterly, at an annual rate of .55 of 1% of the average of the daily aggregate net asset value of the Fund (computed in the manner provided for in the Certificate of Incorporation of the Fund), determined as of the close of business of each business day throughout the quarter. For the month and year in which this agreement becomes effective or terminates, there shall be an appropriate proration on the basis of the number of days that the agreement is in effect during the month and year, respectively.

     It is understood that the Fund will pay all its expenses other than those expressly stated to be payable by the Adviser hereunder, which expenses payable by the Fund shall include, without implied limitation, (i) registration of the Fund under the Investment Company Act of 1940; (ii) commissions, fees and other expenses connected with the purchase or sale of securities; (iii) auditing, accounting and legal expenses; (iv) taxes and interest; (v) governmental fees;
(vi) expenses of issue, sale, repurchase and redemption of shares; (vii) expenses of registering and qualifying the Fund and its shares under federal and state securities laws and of preparing and printing prospectuses for such purposes and for distributing the same to stockholders and investors; (viii) expenses of reports and notices to stockholders and of meetings of stockholders and proxy solicitations therefore; (ix) fees and expenses related to the determination of the Fund's net asset value; (x) insurance expenses; (xi) association membership dues; (xii) fees, expenses and disbursements of custodians and subcustodians for all services to the Fund (including without limitation safekeeping of funds and securities, and keeping of books and accounts); (xiii) fees, expenses and disbursement of transfer agents, dividend disbursing agents, stockholder servicing agents and registrars for all services to the Fund; and (xiv) such non-recurring items as may arise, including expenses incurred in connection with litigation, proceedings and claims and the obligation of the Fund to indemnify its Directors and officers with respect thereto.

     3. MUTUAL INTERESTS. Subject to applicable statutes and regulations, it is understood that directors, officers, stockholders, or agents of the Fund may be interested in the Adviser as directors, officers, stockholders, agents, or otherwise; and that the directors, officers, stockholders, and agents of the Adviser may be interested in the Fund otherwise than as directors, officers, or agents.

     4. LIMITATION OF LIABILITY OF THE ADVISER. The Adviser shall not be liable for any error of judgment or of law, or for any loss suffered by the Fund or to any stockholder in connection with the matters to which this agreement relates, except loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Adviser in the performance of its obligations and duties, or by reason of its reckless disregard of its obligations and duties under this agreement.

     5. DURATION AND TERMINATION OF THIS AGREEMENT. This agreement shall become effective upon execution and shall remain in force for two years, unless sooner terminated as hereinafter provided and shall continue in force from year to year thereafter, but only so long as such continuance is specifically approved, at least annually, by a majority vote of the Fund directors, including a majority of the directors who are not parties to the agreement or interested persons of any such party (other than as directors of the Fund) or by a vote of a majority of the Fund's outstanding shares, but in either case by the disinterested directors, in the manner required by the Investment Company Act of 1940.

     This agreement shall automatically terminate on June 9, 1995, unless this agreement is approved by the Fund's stockholders. This agreement may be terminated by the Fund or by the Adviser at any time without payment of any penalty by vote of the Board of Directors of the Fund or Adviser or by vote of the holders of a majority of the outstanding shares of the Fund on sixty (60) days' written notice to the other parties hereto.

     Termination of this agreement shall not affect the right of the Adviser to receive payments on any unpaid balance of the compensation described in Section 2 earned prior to such termination.

     If any provision of this agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder shall not be thereby affected.

     This agreement shall automatically terminate in the event of its assignment. The term "assignment" for this purpose has the meaning defined in
Section 2(a)4 of the Investment Company Act of 1940.

     6. WRITTEN NOTICE. Any notice under this agreement shall be in writing addressed and delivered or mailed postage prepaid, to the other parties at such address as such other parties may designate for the receipt of such notices.

     7. REPLACEMENT OF PRIOR CONTRACT. This agreement replaces the Advisory and Service Contract between Amway Mutual Fund, Inc. and Amway Management Company, dated May 8, 1984, said agreement being terminated effective with the execution of this agreement.

     IN WITNESS WHEREOF, the Fund and the Adviser have caused this agreement to be signed, as of the day and year first above written.

                              AMWAY  MUTUAL  FUND,  INC.

                              By:   /s/ James J. Rosloniec
                                   ------------------------
                                   James J. Rosloniec
                                   President


                              AMWAY  MANAGEMENT  COMPANY


                              By:   /s/ Allan D. Engel
                                   --------------------
                                   Allan D. Engel
                                   President

                               SUB-ADVISORY  AGREEMENT


     AGREEMENT made as of the 1st day of May, 1995 between AMWAY MANAGEMENT COMPANY, a Michigan corporation having its principal place of business in Ada, Michigan (hereinafter called "AMC"), and ARK Asset Management Co., Inc., having its principal place of business in New York, New York (hereinafter called "ARK");

     WHEREAS, AMC is the investment adviser to Amway Mutual Fund, Inc., a Delaware corporation, (hereinafter called the "Fund"), an open-end, diversified, management investment company registered under the Investment Company Act of 1940, as amended (hereinafter called "1940 Act"); and

     WHEREAS, AMC wishes to retain ARK to furnish it with investment advice in connection with AMC's advisory activities on behalf of the Fund, and ARK is willing to furnish such services to AMC.

                                     WITNESSETH:

     In consideration of the mutual covenants hereinafter contained, it is hereby agreed by the parties hereto as follows:

     1. AMC hereby employs ARK to furnish investment advice and manage on a regular basis the investment portfolio of the Fund, subject always to the direction of AMC, the Board of Directors of the Fund, and to the provisions of the Fund's current Prospectus. ARK shall provide administrative facilities, including bookkeeping, clerical personnel and equipment necessary for the investment management of the Fund's portfolio of investments (excluding determination of net asset value and shareholder accounting services). ARK shall advise and assist AMC and the officers of the Fund in taking such steps as are necessary or appropriate to carry out the decisions of the Fund's Board of Directors, in regard to the foregoing matters and the supervision of the Fund's investment portfolio.

     ARK will, from time to time, discuss with AMC economic and investment developments which may affect the Fund's portfolio and furnish such information as ARK may believe appropriate for this purpose. ARK will maintain such statistical and analytical information with respect to the Fund's portfolio securities as ARK may believe appropriate and shall make such material available for inspection by AMC as may be reasonable from time to time.

     Except when otherwise specifically directed by the Fund or AMC, ARK will make investment decisions on behalf of the Fund and place all orders for the purchase or sale of portfolio securities for the Fund's account. ARK agrees that upon request from time to time one of its representatives will attend as mutually agreed upon meetings of the Board of Directors or shareholders of the Fund in order to make reports on investment strategy and results. ARK accepts such employment and agrees at its own expense to render the services and to assume the obligations herein set forth for the compensation herein provided. ARK shall, for all purposes herein provided, be deemed to be an independent contractor and, unless otherwise expressly provided or authorized, shall have no authority to act for or represent AMC or the Fund in any way or otherwise be deemed an agent of AMC or the Fund. ARK shall be free to render similar services or other services to others so long as its services hereunder shall not be impaired thereby. Likewise, AMC shall be free to utilize other persons to perform similar or unrelated services.

     2. For the services to be rendered by ARK, as provided herein, AMC shall pay to ARK a fee, payable quarterly, at the annual rate of .45 of 1% of the average of the daily aggregate net asset value of the Fund (computed in the manner provided for in the Certificate of Incorporation of the Fund), determined as of the close of business of each business day throughout the quarter. For the month and year in which this agreement becomes effective or terminates, there shall be an appropriate proration on the basis of the number of days that the agreement is in effect during the month and year, respectively.

     3. Subject to applicable statutes and regulations, it is understood that directors, officers, stockholders, or agents of AMC or the Fund may be interested in ARK as officers, directors, agents, shareholders or otherwise, and that the officers, directors, shareholders and agents of ARK may be interested in AMC or the Fund otherwise than as a director, officer or agent.

     4. ARK shall not be liable for any error of judgment or of law, or for any loss suffered by the Fund in connection with the matters to which this agreement relates, except loss resulting from willful misfeasance, bad faith or gross negligence on the part of ARK in the performance of its obligations and duties, or by reason of its reckless disregard of its obligations and duties under this agreement. ARK shall not be liable for any action undertaken at AMC's direction.

     5. In compliance with the requirements of Rule 31a-3 under the 1940 Act, ARK hereby agrees that all records which it maintains for the Fund, as specifically agreed upon by ARK and AMC, are the property of the Fund and further agrees to surrender promptly to the Fund any of such records upon the Fund's request. ARK further agrees to preserve such records for the periods prescribed by Rule 31a-2 under the 1940 Act and to make such records available as requested by regulatory agencies for inspection.

     6. This agreement shall become effective upon execution and shall remain in force for two years, unless sooner terminated as hereinafter provided and shall continue in force from year to year thereafter, but only so long as such continuance is specifically approved, at least annually, by a majority of the Fund directors, including a majority of the directors who are not parties to the agreement or interested persons of any such party (other than as directors of the Fund) of by a vote of a majority of the Fund's outstanding shares, but in either case by the disinterested directors, in the manner required by the 1940 Act.

     This agreement shall automatically terminate on June 9, 1995, unless this agreement is approved by the Fund's stockholders. This agreement may be terminated by AMC or by ARK at any time without the payment of any penalty on sixty (60) day's written notice to the other party, and may also be terminated at any time without payment of any penalty by vote of the Board of Directors of the Fund or by vote of the holders of a majority of the outstanding shares of the Fund on sixty (60) days' written notice to the other parties hereto.

     Termination of this agreement shall not affect the right of ARK to receive payments on any unpaid balance of the compensation described in Section 2 earned prior to such termination.

     If any provision of this agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder shall not be thereby affected.

     This agreement shall automatically terminate in the event of its assignment. The term "assignment" for this purpose has the meaning defined in
Section 2(a)4 of the 1940 Act.

     Not withstanding anything in this agreement to the contrary, until this agreement shall have been approved by the Fund's Shareholders ARK shall receive, in lieu of the fee provided in paragraph 2 hereof, a fee at the annual rate of
 .40 of 1% of the average daily net asset of the Fund. This agreement shall terminate if such approval has not been obtained by June 30, 1995.

     7. Any notice under this agreement shall be in writing, addressed and delivered or mailed, postage prepaid, to the other parties at such address as such other parties may designate for the receipt of such notices.

     IN WITNESS WHEREOF, AMC and ARK have caused this agreement to be signed, as of the day and year first above written.

                                                 AMWAY  MANAGEMENT  COMPANY
                                                By:   /s/ Allan D. Engel
                                                   --------------------
                                                   Allan D. Engel
                                                   President


                                                  ARK ASSET MANAGEMENT CO., INC.
                                                By:    /s/ S. Jay Mermelstein
                                                   --------------------------

     This Agreement is hereby accepted and approved as of this day and year first above written.

                                   AMWAY  MUTUAL  FUND,  INC.
                                        By:    /s/ James J. Rosloniec
                                             ------------------------
                                              James J. Rosloniec
                                              President

                                       AMENDED
                                       -------

                           PRINCIPAL UNDERWRITER AGREEMENT
                           -------------------------------
                                       between
                                       -------

                               AMWAY MUTUAL FUND, INC.
                               -----------------------

                                         and
                                         ---

                               AMWAY MANAGEMENT COMPANY
                               ------------------------


     AMENDED AGREEMENT, dated June 4, 1982, amending agreements made the 30th day of August, 1971 and the 10th day of February, 1971, between AMWAY MUTUAL FUND, INC., a Delaware corporation (hereinafter called the "Fund"), and AMWAY MANAGEMENT COMPANY, a Michigan corporation (hereinafter called the "Principal Underwriter").

     In consideration of the mutual promises and undertakings herein contained the parties hereto agree as follows:

     SECTION 1. GENERAL. The Fund hereby grants to Principal Underwriter the right, during the term of this Agreement and subject to registration requirements of the Securities Act of 1933 as amended (herein called the "1933 Act"), to purchase shares of the Fund and to resell such shares upon the terms and conditions hereinafter set forth. Principal Underwriter shall have the right to purchase from the Fund as principal at a price equal to the net asset value during each period determined as described in the current prospectus the shares needed, but no more than the shares needed (except for clerical errors and errors of transmission), to fill unconditional orders for shares of the Fund received during such period by Principal Underwriter from dealers or investors. Principal Underwriter shall resell such shares purchased at a price equal to the public offering price determined as described in the current prospectus less, in the case of a sale to a dealer, the discount allowed the dealer, if any.

     The foregoing right granted to Principal Underwriter to purchase shares from the Fund shall be exclusive, except that shares may be issued by the Fund
(a) in connection with any merger or consolidated of the Fund with any other investment company or trust or any personal holding company or the acquisition by the Fund, by purchase or otherwise, of any other investment company or trust or any personal holding company or of the assets of any such entity, (b) in connection with offers of exchange exempted from Section 22(d) of the Investment Company Act of 1940 by reason of the fact that said offers are permitted by
Section 11 of said Act, (c) in connection with offers to reinvest, at the net asset value per share, proceeds from redeemed shares as defined in the prospectus for the Fund under "Reinvestment Privilege" and governed by the regulations covering Section 22(d) of the Investment Company Act of 1940, (d) in connection with the reinvestment of any dividends paid or capital gains distributed to shareholders in additional shares of the Fund at the net asset value per share, and (e) for cash at net asset value to depositors, underwriters or sponsors of unit investment trusts or any similar legal entities which acquires shares of the Fund.

     SECTION 2. PUBLIC OFFERING PRICE; SALES CHARGE. The net asset value and the public offering price and the decision of whether or not to impose a sales charge upon a public offering of the shares of the Fund shall be determined by the Fund. The net asset value and the public offering price shall be computed in accordance with the Rules of Fair Practice of the National Association of Securities Dealers, Inc., and the current prospectus of the Fund and Principal Underwriter shall be notified promptly thereof. The public offering price (being the price at which Principal Underwriter or dealers may sell shares to the public) shall be an amount equal to such net asset value plus a sales charge, if any, varying with the size of the investment as described in the currently effective offering prospectus of the Fund; and so long as this Agreement remains in effect the sales charge, if any, and the method of determining net asset value and the public offering price shall not be changed without the written consent of Principal Underwriter. The net asset value and the offering price based thereon shall be subject to adjustment in the event of wide fluctuations in market prices, in accordance with the provisions of the Fund's Certificate of Incorporation, as amended from time to time, and subject to the provisions of the Invest Company Act of 1940 and state laws regulating the sales of securities, and any regulations of the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and state blue sky commissioners having jurisdiction.

     SECTION 3. DEALER AGREEMENTS. If a sales charge is in effect, Principal Underwriter shall have the right to enter into uniform sales agreements with dealers of its choice for the sale of shares of the Fund and fix therein the portion of the sales charge which may be retained by dealers, provided that the Fund shall approve the form of the dealer agreement and the dealer discounts set forth therein and shall evidence such approval by filing said form of dealer agreement and amendments thereto as an exhibit to its currently effective registration statement on Form S-5 filed under the 1933 Act.

     SECTION 4. PAYMENT AND DELIVERY OF SHARES. Upon receipt by the Fund at its principal place of business, or by the Custodian of the Fund at such place as the Custodian shall designate, of a written order from Principal Underwriter, together with delivery instructions, the Fund shall, as promptly as practicable, cause certificates for the shares called for in such written order to be delivered in such amounts and in such names as shall be specified by Principal Underwriter, against payment thereof in such manner as may be acceptable to the Fund, provided that Principal Underwriter shall pay for such shares as soon as conveniently possible, but in no event later than the tenth business day following the date on which Principal Underwriter shall have contracted to purchase the shares.

     SECTION 5. TREASURY SHARES. This Agreement shall apply to both unissued shares of the Fund and shares of the Fund held in its treasury in the event that in the discretion of the Fund treasury shares shall be sold.

     SECTION 6. TAXES. The Fund shall pay for and affix any stock issue stamps (or in the case of treasury shares transfer stamps) required for the issue (or transfer) of shares sold to Principal Underwriter as principal. Principal Underwriter shall pay for and affix any stock transfer stamps required in connection with the sale of shares by Principal Underwriter as principal to dealers or to investors.

     SECTION 7. INFORMATION; PROSPECTUSES. The Fund shall furnish to Principal Underwriter copies of all information, financial statements and other papers which Principal Underwriter may reasonably request for use in connection with the distribution of shares of the Fund, and this shall include, but shall not be limited to, one certified copy, upon request by Principal Underwriter, of all financial statements prepared for the Fund by independent public accountants. The Fund shall make available to Principal Underwriter such number of copies of its currently effective prospectus as Principal Underwriter shall request.

     SECTION 8. INDEMNIFICATION BY FUND. The Fund agrees to indemnify and hold harmless Principal Underwriter and each person, if any, who controls Principal Underwriter within the meaning of Section 15 of the 1933 Act against any loss, liability, claim, damages or expenses (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damages, or expense and reasonable counsel fees incurred in connection therewith), arising by reason of any person acquiring any shares, which may be based upon the 1933 Act or on any other statute or at common law, on the ground that the registration statement or prospectus, as from time to time amended and supplemented, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, unless such statement or omission was made in reliance upon, and in conformity with, information furnished to the Fund in connection therewith by or on behalf of Principal Underwriter; provided, however, that in no case (i) is the indemnity of the Fund in favor of Principal Underwriter and any such controlling person to be deemed to protect Principal Underwriter or any such controlling person against any liability to the Fund or its security holders to which Principal Underwriter or any such controlling person would otherwise be subject by reason of wilful misfeasance, bad faith, or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement, or (ii) is the Fund to be liable under its indemnity agreement contained in this paragraph with respect to any claim made against Principal Underwriter or any such controlling person unless Principal Underwriter or such controlling person, as the case may be, shall have notified the Fund in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon Principal Underwriter or such controlling Person (or after Principal Underwriter or such controlling person shall have received notice of such service on any designated agent), but failure to notify the Fund of any such claim shall not relieve it from any liability which it may have to the person against whom such action is brought otherwise than on account of its indemnity agreement contained in this paragraph.

     The Fund will be entitled to participate at its own expense in the defense, or, if it so elects, to assume the defense of any suit brought to enforce any such liability, but if the Fund elects to assume the defense, such defense shall be conducted by counsel chosen by it and satisfactory to Principal Underwriter or such controlling person or persons, defendant or defendants in the suit. In the event the Fund elects to assume the defense of any such suit and retain such counsel, Principal Underwriter or such controlling person or persons, defendant or defendants in the suit, shall bear the fees and expenses of any additional counsel retained by them, but, in case the Fund does not elect to assume the defense of any such suit, it will reimburse Principal Underwriter or such controlling person or persons, defendant or defendants in the suit, for the reasonable fees and expenses of any counsel retained by them. The Fund agrees promptly to notify Principal Underwriter of the commencement of any litigation or proceedings against it or any of its officers or directors, employees or agents in connection with the issuance or sale of any of the shares.

     SECTION 9. INDEMNIFICATION BY PRINCIPAL UNDERWRITER. Principal Underwriter covenants and agrees that it will indemnify and hold harmless the Fund and each of its directors, officers, employees or agents and each person, if any, who controls the Fund within the meaning of Section 15 of the 1933 Act, against any loss, liability, damages, claim or expense (including the reasonable cost of investigating or defending any alleged loss, liability, damages, claim or expense and reasonable counsel fees incurred in connection therewith) arising by reason of any person acquiring any shares, which may be based upon the 1933 Act or any other statute or at common law, on account of any wrongful act of Principal Underwriter or any of its employees or on the ground that the registration statement or prospectus, as from time to time amended, included an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, insofar as any such statement or omission was made in reliance upon, and in conformity with, information furnished to the Fund in connection therewith by or on behalf of Principal Underwriter, provided, however, that in no case (i) is the indemnity of Principal Underwriter in favor of the Fund or any person indemnified to be deemed to protect the Fund or any such person against any liability to which the Fund or any such person would otherwise be subject by reason or wilful misfeasance, bad faith, or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement, or (ii) is Principal Underwriter to be liable under its indemnity agreement contained in this paragraph with respect to any claim made against the Fund or any person indemnified unless the Fund or such person, as the case may be, shall have notified Principal Underwriter in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon the Fund or upon such person (or after the Fund or such person shall have received notice of such service on any designated agent), but failure to notify Principal Underwriter of any such claim shall not relieve it from any liability which it may have to the Fund of any person against whom such action is brought otherwise than on account of its indemnity agreement contained in this paragraph.

     In the case of any such notice to Principal Underwriter, it shall be entitled to participate, at its own expense, in the defense, or, if it so elects, to assume the defense of any suit brought to enforce any such liability, but, if Principal Underwriter elects to assume the defense, such defense shall be conducted by counsel chosen by it and satisfactory to the Fund, to its officers, directors, employees and agents, and to any controlling person or persons, defendant or defendants in the suit. In the event that Principal Underwriter elects to assume the defense of any such suit and retain such counsel, the Fund or such controlling persons, defendant or defendants in the suit, shall bear the fees and expenses of any additional counsel retained by them, but in case Principal Underwriter does not elect to assume the defense of any such suit, it will reimburse the Fund, such officers and directors or controlling person or persons, defendant or defendants in such suit, for the reasonable fees and expenses of any counsel retained by them. Principal Underwriter agrees promptly to notify the Fund of the commencement of any litigation or proceedings against it in connection with the issue and sale of any of the shares.

     SECTION 10. OTHER ACTIVITIES OF PRINCIPAL UNDERWRITER. Principal Underwriter agrees to devote reasonable time and effort to effecting sales of shares of the Fund, but, so long as it does so, nothing herein contained shall prevent Principal Underwriter from entering into like arrangements with other Funds.

     SECTION 11. AUTHORIZED INFORMATION; NO AGENCY. Principal Underwriter is not authorized by the Fund to give any information, or to make any representations, other than those contained in the registration statement or prospectus filed with the Securities and Exchange Commission under the 1933 Act, as amended (as said registration statement and prospectus may be amended from time to time), covering the shares of the Fund or such sales literature as may be prepared by or on behalf of the Fund for Principal Underwriter's use. No person is authorized to act as agent for the Fund in connection with the offering or sale of shares of the Fund to the public or otherwise.

     SECTION 12. OTHER LIMITATIONS ON PRINCIPAL UNDERWRITER. Principal Underwriter shall not take any long or short positions in shares of the Fund except as permitted by Paragraph 1 hereof, and, so far as it can reasonably control the situation, Principal Underwriter will prevent any persons financially interested in Principal Underwriter from taking any long or short positions in shares of the Fund, except as permitted by the policy of the Fund now or hereafter declared in the Certificate of Incorporation of the Fund as amended and in any registration statement and amendments thereto filed under the 1933 Act or the Investment Company Act of 1940. No portfolio securities of the Fund will be bought or sold by or through Principal Underwriter, nor will Principal Underwriter participate in brokerage commissions or "spread" in respect of such transactions.

     SECTION 13.  EXPENSES.  Principal Underwriter agrees to bear all expenses
(a) of printing and distributing any prospectuses or reports, prepared for its use other than (i) the expense of preparing and setting up in type any prospectuses required under Federal law to be filed with the Securities and Exchange Commission or (ii) the expense of preparing and setting up in type and distributing any report or other communication to shareholders of the Fund is their capacity as such, (b) of preparing, printing and distributing any other literature used by Principal Underwriter or its dealers in connection with the offering of the shares for sale to the public, (c) of advertising in connection with such offering, and (d) of qualification (other than auditing expenses) of the shares for the sale in such states as shall be selected by Principal Underwriter and the fees payable to each such state for maintaining the qualification therein until Principal Underwriter notifies the Fund that it does not wish such qualification maintained.


     SECTION 14. TERMINATION. This Agreement shall be effective upon the execution hereof, and, unless terminated as hereinafter provided, this Agreement shall continue in force for two years from the date hereof and thereafter from year to year, provided such continuance for each successive year after such two year period is approved in writing by Principal Underwriter and the Fund at least three months before the beginning of the year for which this Agreement is to be continued (unless a shorter period is agreed upon), and provided, further, that such continuance is specifically approved by the Board of Directors, or by the vote of the holders of a majority of the outstanding voting securities (as defined in Section 2(a) (4) of said Act), of the Fund. In addition, and in either event, the contract and its terms must be approved at least annually by vote of a majority of the directors of the Fund who are not parties to the contract or interested persons (as defined in Section 2(a) (19) of said Act) of any such party, cast in person at a meeting called for the purpose of voting on such approval.


     This Agreement shall automatically terminate in the event of its assignment by Principal Underwriter. As used in the preceding sentence, the word "assignment" shall have the meaning defined in Section 2(a) (4) of the Investment Company Act of 1940.

     In addition to termination by failure to approve continuance, this Agreement may at any time be terminated by either party hereto upon not less than six months' previous written notice to the other party. In the event of such notice being given, this Agreement shall terminate exactly six months therefrom regardless of any other provisions herein regarding termination or continuance hereof if and only if (a) any necessary director approval for continuance during said period as required by Section 15 of the Investment Company Act of 1940 is obtained and (b) the Agreement is not otherwise terminated by "assignment" as that word is defined in Section 2(a) (4) of said Act.

     SECTION 15. NOTICE. Any notice required or permitted to be given hereunder by either party to the other shall be deemed sufficiently given if sent by registered or certified mail, postage prepaid, addressed by the party giving such notice to the other party at the last address furnished by such other party to the party giving notice, and unless and until changed pursuant to the foregoing provisions hereof, addressed, if to the Fund, at 7575 East Fulton Road, Ada, Michigan 49355, and if to Principal Underwriter, at 7575 East Fulton Road, Ada, Michigan 49355.

     IN WITNESS WHEREOF, the Fund has caused this instrument to be executed in its name and behalf, and its corporate seal to be hereunto affixed, by one of its officers thereunto duly authorized, and Principal Underwriter has caused this instrument to be executed in its name and behalf, and its corporate seal to be hereunto affixed, by one of its officers thereunto duly authorized, as of the day and year first above written.

                                                  AMWAY MUTUAL FUND, INC.

                                                  By   /s/C. DALE DISCHER
                                                    ----------------------------
                                                      C. Dale Discher, President

                                                  AMWAY MANAGEMENT COMPANY

                                                  By   /s/JAMES J. ROSLONIEC
                                                    ----------------------------
                                                       James J. Rosloniec,
                                                       Vice President

                                       AMENDED
                                 CUSTODIAN AGREEMENT

     THIS AMENDED AGREEMENT, made on July 26, 1984, amending Custodian Agreement made April 22, 1977, and February 10, 1971, by and between Amway Mutual Fund, Inc., a Delaware corporation (hereinafter called the "Fund"), and Michigan National Bank, a national banking association of Grand Rapids, Michigan (hereinafter called "Custodian"),

                                 W I T N E S S E T H:

     WHEREAS, the Fund desires that its securities and cash shall be hereafter held and administered by Custodian pursuant to the terms of this Agreement:

     NOW, THEREFORE, in consideration of the mutual agreements herein made, the Fund and Custodian agree as follows:

     SECTION 1. DEFINITIONS. The word "securities" as used herein includes stocks, shares, bonds, debentures, notes, mortgages, or other obligations and any certificates, receipts, warrants or other instruments representing rights to receive, purchase or subscribe for the same, or evidencing or representing any other rights or interests therein, or in any property or assets.

     The words "officers' certificate" shall mean a request or direction or certification in writing signed in the name of the Fund by any one of the Chairman of the Board, the President, the Vice-President, the Secretary or the Treasurer of the Fund, or any other persons duly authorized to sign by the Board of Directors of the Fund. Each such officers' certificate shall set forth the specific transaction or type of transaction involved, including a specific statement of the purpose for which such action is requested.

     Oral instructions will be considered proper instructions if the Custodian reasonably believes them to have been given by a person authorized to give such instructions with respect to the transaction involved. The Fund shall cause all oral instructions to be confirmed in writing by the following business day.
Upon receipt of an officers' certificate indicating the authorization by the Directors of the Fund accompanied by a detailed description of procedures approved by the Directors, proper instructions may include communications effected directly between electro-mechanical or electronic devices provided that the Directors and the Custodian are satisfied that such procedures afford adequate safeguards for the Fund's assets.

     SECTION 2. NAMES, TITLES AND SIGNATURES OF FUND'S OFFICERS. An officer of the Fund will certify to Custodian the names and signatures of those persons authorized to sign the officers' certificates described in Section 1 hereof, and the names of the members of the Board of Directors thereof, together with any changes which may occur from time to time.

     SECTION 3.  RECEIPT AND DISBURSEMENT OF MONEY.
     A. Custodian shall open and maintain a separate account or accounts in the name of the Fund, subject only to draft or order by Custodian acting pursuant to the terms of this Agreement. Custodian shall hold in such account or accounts, subject to the provisions hereof, all cash received by it from or for the account of the Fund. Custodian shall make payments of cash to, or for the account of, the Fund from such cash only (a) for the purchase of securities for the portfolio of the Fund upon the delivery of such securities on settlement date, (b) for the purchase or redemption of shares of the capital stock of the Fund, (c) for the payment of interest, dividends, taxes, management or supervisory fees or operating expenses (including, without limitation thereto, fees for legal, accounting and auditing services), (d) for payments in connection with the conversion, exchange or surrender of securities owned or subscribed to by the Fund held by or to be delivered to Custodian, or (e) for other proper corporate purposes. Before making any such payment Custodian shall receive (and may rely upon) instructions, which may be continuing instructions when deemed appropriate by the parties, in an officers' certificate requesting such payment and stating that it is for a purpose permitted under the terms of items (a),
(b), (c), or (d) of this subsection A, and also upon receipt of an officers' certificate, signed by any two of the officers identified by Section 1 herein, indicating that the Board of Directors of the Fund approve the disbursement, specifying the amount of such payment, setting forth the purpose for which such payment is to be made, declaring such purpose to be proper corporate purpose, and naming the person or persons to whom such payment is to be made, in respect of item (e).

     B. Custodian is hereby authorized to endorse and collect all checks, drafts or other orders for the payment of money received by Custodian for the account of the Fund.

     SECTION 4. RECEIPT OF SECURITIES. Custodian shall hold in a separate account, and physically segregated at all times from those of any other persons, firms or corporations, pursuant to the provisions hereof, all securities received by it from or for the account of the Fund, unless the Fund's assets are deposited in a security system defined in Section 6 herein. All such securities are to be held or disposed of by Custodian for, and subject at all times to the instructions of, the Fund pursuant to the terms of this Agreement. The Custodian shall have no power or authority to assign, hypothecate, pledge or otherwise dispose of any such securities and investments, except pursuant to the directive of the Fund and only for the account of the Fund as set forth in
Section 5 of this Agreement.

     SECTION 5. TRANSFER, EXCHANGE, REDELIVERY, ETC. OF SECURITIES. Custodian shall have sole power to release or deliver any securities of the Fund held by it pursuant to this Agreement. Custodian agrees to transfer, exchange or deliver securities held by it hereunder only (a) for sales of such securities for the account of the Fund upon receipt by Custodian of payment therefor, (b) when such securities are called, redeemed or retired or otherwise become payable, (c) for examination by any broker selling such securities in accordance with "street delivery" custom, (d) in exchange for or upon conversion into other securities alone or other securities and cash whether pursuant to any plan of merger, consolidation, reorganization, recapitalization or readjustment, or otherwise, (e) upon conversion of such securities pursuant to their terms into other securities, (f) upon exercise of subscription, purchase or other similar rights represented by such securities, (g) for the purpose of exchanging interim receipts or temporary securities for definitive securities, (h) for the purpose or redeeming in kind shares of capital stock of the Fund, or (i) for other proper corporate purposes. As to any deliveries made by Custodian pursuant to items (b), (d), (e), (f), and (g), securities or cash receivable in exchange therefor shall be deliverable to Custodian. Before making any transfer, exchange or delivery, Custodian shall be furnished an officers' certificate directing such transfer, exchange or delivery and stating that it is for a purpose permitted under the terms of items (a), (b), (c), (d), (e), (f), (g), or
(h) of this Section 5 and, in the case of a transfer under the terms of item (i) of this Section 5, Custodian shall also be furnished a certified copy of a resolution of the Board of Directors signed by an officer of the Fund and certified by its Secretary, specifying the securities to be delivered, setting forth the purpose for which such delivery is to be made, declaring such purpose to be proper corporate purposes, and naming the person or persons to whom delivery of such securities shall be made.

     SECTION 6. DEPOSIT OF FUND ASSETS IN SECURITIES SYSTEMS. The Custodian may deposit and/or maintain securities owned by the Fund in a clearing agency registered with the Securities and Exchange Commission under Section 17A of the Securities Exchange Act of 1934, which acts as a securities depository, or in the book-entry system authorized by the U.S. Department of the Treasury and certain federal agencies, collectively referred to herein as "Securities Systems" in accordance with applicable Federal Reserve Board and Securities and Exchange Commission rules and regulations, if any, and subject to the following provisions:

     A. The Custodian may keep securities of the Fund in a Securities System provided that such securities are represented in an account ("Account") of the Custodian in the Securities System which shall not include any assets of the Custodian other than assets held as a fiduciary, custodian, or otherwise for customers;

     B. The records of the Custodian with respect to securities of the Fund which are maintained in a Securities System shall identify by book-entry those securities belonging to the Fund;

     C. The Custodian shall pay for securities purchased for the account of the Fund upon (i) receipt of advice from the Securities System that such securities have been transferred to the Account, and (ii) the making of an entry on the records of the Custodian to reflect such payment and transfer for the account of the Fund. The Custodian shall transfer securities sold for the account of the Fund upon (i) receipt of advice from the Securities System that payment for such securities has been transferred to the Account, and (ii) the making of an entry on the records of the Custodian to reflect such transfer and payment for the account of the Fund. The Custodian shall furnish the Fund confirmation of each transfer to or from the account of the Fund in the form of a written advice or notice and shall furnish to the Fund copies of daily transaction sheets reflecting each day's transactions for the account of the Fund on the next business day;

     D. The Custodian shall provide the Fund, upon request, with any report obtained by the Custodian on the Securities System's accounting system, internal accounting control and procedures for safeguarding securities deposited in the Securities System;

     E. The Board of Directors of the Fund approve the use of a particular Securities System and review its use by the Fund annually as required in each case by Rule 17f-4 under the Investment Company Act of 1940, as amended; and

     F. Anything to the contrary in this Contract notwithstanding, the Custodian shall be liable to the Fund for any loss or damage to the Fund resulting from use of the Securities System by reason of any negligence, misfeasance or misconduct of the Custodian or any of its agents or of any of its or their employees or from any failure of the Custodian or any such agents to enforce effectively such rights as it may have against the Securities System; at the election of the Fund, it shall be entitled to be subrogated to the rights of the Custodian with respect to any claim against the Securities System or any other person which the Custodian may have as a consequence of any loss or damage if and to the extent that the Fund has not made whole for any such loss or damage.

     SECTION 7. CUSTODIAN'S ACTS WITHOUT INSTRUCTIONS. Unless and until Custodian receives an officers' certificate to the contrary, Custodian shall:

     (a) Present for payment all coupons and other income items held by it for the account of the Fund which call for payment upon presentation and hold the cash received by it upon such payment for the account of the Fund, (b) collect interest and cash dividends received, with notice to the Fund, to the account of the Fund, (c) hold for the account of the Fund hereunder all stock dividends, rights and similar securities issued with respect to any securities held by it hereunder, and (d) execute as agent on behalf of the Fund all necessary ownership certificates required by the Internal Revenue Code or the Income Tax Regulations of the United States Treasury Department or under the laws of any State now or hereafter in effect, inserting the Fund's name on such certificates as the owner of the securities covered thereby, to the extent it may lawfully do so.

     SECTION 8. REGISTRATION OF SECURITIES. Except as otherwise directed by an officers' certificates, Custodian shall register all securities, except such as are in bearer form, in the name of a registered nominee of Custodian as defined in the Internal Revenue Code and any Regulations of the Treasury Department issued thereunder or in any provision of any subsequent Federal tax law exempting such transaction from liability for stock transfer taxes, and shall execute and deliver all such certificates in connection therewith as may be required by such laws or Regulations or under the laws of any state. Custodian shall use its best efforts to the end that the specific securities held by it hereunder shall be at all times identifiable in its records.

     The Fund shall from time to time furnish to Custodian appropriate instruments to enable Custodian to hold or deliver in proper form for transfer, or to register in the name of its registered nominee, any securities which it may hold for the account of the Fund and which may from time to time be registered in the name of the Fund.

     SECTION 9. VOTING AND OTHER ACTION. Neither Custodian nor any nominee of Custodian shall vote any of the securities held hereunder by or for the account of the Fund, except in accordance with the instructions contained in an officers' certificate, which instructions may be continuing instructions as provided by Section 3 herein. Custodian shall deliver, or cause to be executed and delivered, to the Fund all notices, proxies and proxy soliciting materials with relation to such securities, such proxies to be executed by the registered holder of such securities (if registered otherwise than in the name of the Fund), but without indicating the manner in which such proxies are to be voted.

     SECTION 10. TRANSFER TAX AND OTHER DISBURSEMENTS. The Fund shall pay or reimburse Custodian from time to time for any transfer taxes payable upon transfers of securities made hereunder, and for all other necessary and proper disbursements and expenses made or incurred by Custodian in the performance of this Agreement.

     Custodian shall execute and deliver such certificates in connection with securities delivered to it or by it under this Agreement as may be required under the provisions of the Internal Revenue Code and any Regulations of the Treasury Department issued thereunder, or under the laws of any state, to exempt from taxation any exemptible transfers and/or deliveries of any such securities.

     SECTION 11. CONCERNING CUSTODIAN. Custodian shall be paid as compensation for its services pursuant to the Agreement such compensation as may from time to time be agreed upon in writing between the two parties. The schedule of fees charged by the Custodian is attached hereto.

     Custodian shall not be liable for any action taken in good faith upon any certificate herein described or certified copy of any resolution of the Board of Directors and may rely on the genuineness of any such document which it may in good faith believe to have been validly executed.

     The Fund agrees to indemnify and hold harmless Custodian and its nominee from all taxes, charges, expenses, assessments, claims, and liabilities (including counsel fees) incurred or assessed against it or its nominee in connection with the performance of this Agreement, except such as may arise from its or its nominee's own negligent action, negligent failure to act or wilful misconduct.

     Custodian is authorized to charge any account of the Fund for such items. In the event of any advance of cash for any purpose made by Custodian resulting from orders or instructions of the Fund, or in the event that Custodian or its nominee shall incur or be assessed any taxes, charges, expenses, assessments, claims, or liabilities in connection with the performance of this Agreement, except such as may arise from its or its nominee's own negligent action, negligent failure to act or wilful misconduct, any property at any time held for the account of the Fund shall be security therefor.

     SECTION 12. REPORTS BY CUSTODIAN. Custodian shall furnish the Fund daily with a statement summarizing all transactions and entries for the account of the Fund. Custodian shall furnish the Fund at the end of every month with a list of the portfolio securities showing the adjusted average cost of each issue and the market value at the end of such month. Custodian shall furnish the Fund, at the close of each quarter of the Fund's fiscal year, with a list showing cost and market values of the securities held by it for the Fund hereunder, adjusted for all commitments confirmed by the Fund as of such close, certified by a duly authorized officer of Custodian. The books and records of Custodian pertaining to its actions under this Agreement shall be open to inspection and audit at reasonable times by officers of and auditors employed by the Fund.

     SECTION 13. TERMINATION OR ASSIGNMENT. This Agreement may be terminated by the Fund, or by Custodian, on sixty days' notice, given in writing and sent by registered or certified mail to Custodian at 77 Monroe Center, Grand Rapids, Michigan, or the Fund at 7575 East Fulton Road, Ada, Michigan, as the case may be. Upon any termination of this Agreement, pending appointment of a successor to Custodian or a vote of the stockholders of the Fund to dissolve or to function without a Custodian of its cash, securities, and other property, Custodian shall not deliver cash, securities, or other property of the Fund to the Fund, but may deliver them to a bank or trust company in the state of Michigan of its own selection, having an aggregate capital, surplus, and undivided profits, as shown by its last published report of not less than two million dollars ($2,000,000) as Custodian for the Fund to be held under terms silimar to those of this Agreement; provided, however, that Custodian shall not be required to make any such delivery or payment until full payment shall have been made by the Fund of all liabilities constituting a charge on or aginst the properties then held by Custodian or on or against Custodian, and until full payment shall have been made to Custodian of all its fees, compensation, costs and expenses, subject to the provisions of Section 11 of this Agreement.

     This Agreement may not be assigned by Custodian without the consent of the Fund, authorized or approved by a resolution of its board of Directors.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and their respective corporate seals to be affixed hereto as of the date first above written by their respective officers thereunto duly authorized.

     Executed in several counterparts, each of which is an original.

Attest:                            MICHIGAN NATIONAL BANK

/s/ Cedric C Lakowski              BY /s/
                                      --------------------------------
(CORPORATE SEAL)

Attest:                            AMWAY MUTUAL FUND INC.

/s/                                BY /s/
                                      --------------------------------
(Corporate Seal)

Logo                                         Michigan National Bank
                                                  Trust Department
Thomas L. DeFer                    77 Monroe Center -Grand Rapids, Michigan
Vice President                     Phone (616) 451-7686

                                   November 4, 1982

Mr. Dale Discher, President
Amway Mutual Fund, Inc.
7575 East Fulton Street
Ada, MI  49301

     RE:  Amway Mutual Fund, Inc.

Dear Dale:

     This will confirm our annual fee schedule effective October 1, 1982, for the Amway Mutual Fund, Inc., as follows:

     General Administration:  $.10 per $1,000 of value.

     Asset Maintenance:       $10.00 per security.

     Activity: $15.00 per purchase, sale, delivery or receipt.

     Other Payment: $3.50 per payment.

     The above fee will be charged monthly on the 15th of each month.

     Dale, it is our pleasure to be of service to the Amway Corporation and the Amway Mutual Fund, Inc. Should you have any questions regarding the above matter, please do not hesitate to contact me.

                                   Very truly yours,


                                   /s/ Tom
                                   ---------------
                                   Thomas L. DeFer
                                   Vice President

TLD/mlf
cc:  Allan D. Engel
     Kathleen Burton

Logo                                         Michigan National Bank
                                                  Trust Department
Thomas L. DeFer                    77 Monroe Center -Grand Rapids, Michigan
Vice President                     Phone (616) 451-7686

                                   November 4, 1982

Mr. Dale Discher, President
Amway Mutual Fund, Inc.
7575 East Fulton Street
Ada, MI  49301

     RE:  Amway Mutual Fund IRA Trust

Dear Dale:

     This will confirm our fee arrangement for the above account which is $10.00 per participant per year or any part thereof which will be calculated based on the number of participants as of October 1 each year.

                                   Very truly yours,


                                   /s/ Tom
                                   ---------------
                                   Thomas L. DeFer
                                   Vice President

TLD/mlf
cc:  Allan D. Engel
     Kathleen Burton

Logo                                         Michigan National Bank
                                                  Trust Department
Thomas L. DeFer                    77 Monroe Center -Grand Rapids, Michigan
Vice President                     Phone (616) 451-7686

                                   November 4, 1982

Mr. Dale Discher, President
Amway Mutual Fund, Inc.
7575 East Fulton Street
Ada, MI  49301

     RE:  Amway Distributors Keogh/HR-10 Trust

Dear Dale:

     This will confirm our fee arrangement for the above account which is $10.00 per participant per year or any part thereof which will be calculated based on the number of participants as of October 1 each year.


                                   Very truly yours,


                                   /s/ Tom
                                   ---------------
                                   Thomas L. DeFer
                                   Vice President

TLD/mlf
cc:  Allan D. Engel
     Kathleen Burton

                             TRANSFER AGENCY AND DIVIDEND
                             DISBURSING AGENCY AGREEMENT

                                       between

                               AMWAY MUTUAL FUND, INC.

                                         and

                               AMWAY STOCK TRANSFER CO.


     AGREEMENT made this /s/ 11TH   day of /s/ October, 1990, between AMWAY
MUTUAL FUND, INC., a Delaware corporation (hereinafter called the "Fund") and AMWAY STOCK TRANSFER COMPANY, a Michigan corporation (hereinafter called the "Agent").

     In consideration of the mutual promises and undertakings herein contained, the parties hereto agree as follows:

     Section 1. Stock Transfer Agent. The Agent shall be the stock transfer agent for the Fund as such shall:

     (a) keep the stock transfer books and records of the Fund, including the names and addresses of all stockholders, the number and date of issuance of shares and fractional shares held by each stockholder, the number and date of certificates issued for such shares, the number and date of cancellation of redeemed shares, and the number and date of cancellation of each certificate surrendered for cancellation;

     (b)  be responsible for the issuance and redemption of shares of the Fund;

     (c) effect and record transfers of ownership of shares and changes in the registration of shares;

     (d) cause all stockholder reports and proxies for stockholders' meetings to be properly addressed and mailed;

     (e)  tabulate all proxies; and

     (f) prepare and mail all required federal, state and other income tax information to stockholders.

     Section 2. Divided Disbursing Agent. The Agent shall be the dividend disbursing agent of the Fund and as such shall, in accordance with stockholders' instructions, disburse to stockholders the ordinary dividends and capital gains distributions allocable to their shares or, alternatively, cause such distributions to be reinvested in additional shares of the Fund for stockholders.

     Section 3. Staff. The Agent shall at all times maintain a staff of trained personnel for the purpose of performing its obligations under this Agreement. The Agent assumes no responsibility under this Agreement other than the services agreed to herein.

     Section 4. Fees. For the services of the Agent agreed herein to be rendered, the Fund shall pay to the Agent, quarterly, the fees provided in the schedule attached hereto as Exhibit A and by this reference made a part hereof.

     Section 5. Conformity to Corporate Instruments and Statutes. The Agent agrees that in all matters relating to the services to be performed by it herein, it will use its best efforts to act in conformity with the terms of the Certificate of Incorporation, By-Laws, Registration Statements and current Prospectus of the Fund. Each of the parties agrees that in all matters relating to the performance of this Agreement, it will use its best efforts to comply with the requirements of the Investment Company Act of 1940 and all other applicable laws and regulations. Nothing herein contained shall be deemed to relieve or deprive the Board of Directors of the Fund of its responsibility for the conduct of the affairs of the Fund.

     Section 6. Services to Others. The Agent shall be free to render services of this or any other kind to any other person or organization, including other investment companies, and to engage in any other business or activity.

     Section 7. Amendment. This Agreement, including the schedule attached hereto as Exhibit A, may be amended at any time by mutual written consent of the parties.

     Section 8. Effective Date; Termination. This Agreement shall be effective as of the date of execution, and may be terminated by either party hereto upon sixty (60) days' written notice to the other, provided that no such notice of termination given by the Agent to the Fund shall be effective unless and until a substitute person or entity has been engaged by the Fund to perform the services required hereunder for the Fund, or the Fund has certified to the Agent that other arrangements have been made by it to provide such services.

     IN WITNESS WHEREOF the parties hereto have caused this instrument to be signed in their behalf by their respective officers thereunto duly authorized, and their respective seals to be hereunto affixed, all as of the date first above written.

                                        AMWAY MUTUAL FUND, INC.


                                        By /s/ J J Rosloniec
                                           -------------------------------------
                                           James J. Rosloniec, President


                                        AMWAY STOCK TRANSFER CO.


                                        By /s/ Allan Engel
                                           -------------------------------------
                                          Allan D. Engel, Sec'y & Asst. Treas.

                              RECORD MAINTENANCE AGREEMENT

                                       between

                               AMWAY MANAGEMENT COMPANY

                                         and

                               AMWAY STOCK TRANSFER CO.


     This AGREEMENT made as of the 1st day of August, 1978 between AMWAY MANAGEMENT COMPANY, a Michigan Corporation (hereinafter referred to as the "Management Company") and AMWAY STOCK TRANSFER CO., a Michigan Corporation (hereinafter referred to as the "Transfer Company").

     In CONSIDERATION of the mutual promises and undertakings herein contained, the parties hereto agree as follows:

SECTION 1:  RECORD MAINTENANCE

     The Management Company hereby agrees to maintain the stockholder records necessary to the operation of the Stock Transfer Company. Further, the parties mutually agree that custody of and control over all stockholder records is to remain in the Transfer Company.

SECTION 2:  TERMINATION

     This agreement may be terminated by either party upon written notice as provided in that certain Transfer Agency and Dividend Disbursing Agency Agreement dated February 10, 1970 between the Management Company and Amway Mutual Fund, Inc.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their behalf by their respective officers thereunto duly authorized as of the date first above written.

AMWAY MANAGEMENT COMPANY      AMWAY STOCK TRANSFER CO.

By /s/ C. Dale Discher        By /s/ John R. Forester
   -------------------          ---------------------
     C. Dale Discher

Its  Vice President           Its
   ----------------              ----------------

                       ADDENDUM TO THE RECORD MAINTENANCE AGREEMENT

                                       between

                               AMWAY MANAGEMENT COMPANY

                                         and

                               AMWAY STOCK TRANSFER CO.

                                 Dated August 1, 1978


ADDITION TO SECTION 1:  RECORD MAINTENANCE

     Further, the Stock Transfer Company agrees to pay the Management Company for reasonably allocable expenses incurred by the Management Company in maintaining the stockholder records. The amount of reasonably allocable expenses to be paid shall be determined by mutual agreement of the appropriate officers of both the Stock Transfer Company and Management Company.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on their behalf by their respective officers thereunto duly authorized as of November 14, 1980.




AMWAY MANAGEMENT COMPANY               AMWAY STOCK TRANSFER CO.


By /s/ C. Dale Discher                 By /s/ William J. Halliday, Jr.
   -------------------                    ----------------------------
     C. Dale Discher                      William J. Halliday, Jr.

Its  Vice President and Treasurer      Its  Vice President and Secretary
   ------------------------------         ------------------------------

                     (This Page Intentionally Left Blank)

                              COMMON-RECORDS AGREEMENT
                              ------------------------

                                       Among
                                       ------

                              AMWAY MUTUAL FUND, INC.,
                              ------------------------

                              AMWAY MANAGEMENT COMPANY
                              ------------------------

                                        and
                                        ---

                              AMWAY STOCK TRANSFER CO.
                              ------------------------



     THIS AGREEMENT, made as of the 1st day of August, 1978 by and between AMWAY MUTUAL FUND, INC., a Delaware corporation (hereinafter called the "Fund"), AMWAY MANAGEMENT COMPANY, a Michigan corporation (hereinafter called the "Management Company"), and AMWAY STOCK TRANSFER CO., a Michigan corporation (hereinafter called the "Transfer Company") WITNESSETH:
     WHEREAS, the Management Company did agree with the Fund to keep accounts, journals, ledgers, files and other records (the "Records") as set forth in a certain Common-Record Contract between said parties dated August 20, 1971, attached hereto as Exhibit "A" and made a part hereof, and
     WHEREAS, the Transfer Company has assumed custody and control over the Records pursuant to an Assignment And Acceptance Of Transfer Agent Functions and Stockholder Records dated August 1, 1978.
     Now therefore, it is agreed that all Records maintained by the Transfer Company shall constitute the common Records of all parties hereto.
     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed in their behalf by their respective officers thereunto duly authorized, all as of the date first above written.



                              AMWAY MUTUAL FUND, INC.


                              By  /s/ C. DALE DISCHER
                                   C. Dale Discher

                              Its  PRESIDENT



                              AMWAY MANAGEMENT COMPANY


                              By  /s/ C. DALE DISCHER
                                   C. Dale Discher

                              Its  VICE PRESIDENT



                              AMWAY STOCK TRANSFER CO.

                              By  /s/ JOHN R. FORESTER

                              Its

                PORTFOLIO ACCOUNTING AND RESEARCH INFORMATION SYSTEM
                ----------------------------------------------------


                              REMOTE SERVICE AGREEMENT
                              ------------------------

                                  (BROKER/DEALER)
                                  ---------------

     AGREEMENT, made as of the 1st day of August, 1984 by and between Amway Mutual Fund, Inc. ("Client"), a Delaware Corporation having its principal place of business in Ada, Michigan and DST Securities, Inc., ("DSTS"), a Missouri corporation, having its principal place of business in Kansas City, Missouri.
     WHEREAS, DSTS is a broker-dealer registered with the National Association of Securities Dealers, Inc., and holds a license to market a computer supported research, accounting, and information system for portfolio management (the "Portfolio System"), more fully described in Exhibit 1 hereto, and
     WHEREAS, DSTS is further authorized by its parent, DST Systems, Inc. a Missouri corporation ("DST"), to make available DST data processing equipment and personnel (the "Facilities"), located in Kansas City, Missouri, to provide and support remote terminal access to the Portfolio System and for the maintenance of records, processing of information, and generation of output with respect thereto; and
     WHEREAS, the Client desires to obtain for its own account certain brokerage, research, and portfolio accounting and information management services;
     NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

SECTION 1.  USE OF THE PORTFOLIO SYSTEM AND FACILITIES.

     1.01 Subject to the provisions of this Agreement, DSTS shall provide Client access to the Portfolio System and the Facilities, to obtain the portfolio research, accounting, information, and reports which are within the capability of the Portfolio System as described in Exhibit 1 hereto.

     1.02 Client, with computer equipment and through transmission facilities installed on its premises at its cost and expense shall transmit to the Facilities such information and data as Client determines is to be input to the Portfolio System and to be required to maintain the records and generate the output required hereunder.

     1.03 DSTS shall maintain records of information and data transmitted to it as input by Client and shall deliver or transmit to Client such output as is generated by the use of the Portfolio System and Facilities.

     1.04 DSTS will provide without charge to Client two of DSTS personnel for ten working days of training for Client personnel at the DSTS Facilities or Client Facilities with respect to the use and operation of the Portfolio System. All travel and out-of-pocket expense incurred by Client personnel, and by DSTS personnel if the training is provided at Client's facilities, in connection with and during such training shall be borne by Client.

     1.05 DSTS will make on-line access to the Portfolio System available to Client between the hours of 7:00 a.m. and 7:00 p.m. Central time, Monday through Friday, except for such holidays as are observed by the New York Stock Exchange. Access to the Portfolio System at other times will be by mutual agreement.

     1.06 Client acknowledges that DSTS, in performing its obligations under this agreement, may utilize personnel and equipment provided by DST and that for the purposes of the Agreement such personnel and equipment shall be deemed to be the personnel and equipment of DSTS and DST shall not thereby incur any obligation or liability to Amway of any kind whatsoever.



SECTION 2.   BROKERAGE.

     2.01 Client hereby authorizes DSTS to act as broker on behalf of Client in the purchase and sale from time to time of securities for Client's account and risk and to obtain the execution of Client's orders for such securities transactions by a clearing broker (the "Clearing Broker"), which shall be Wertheim & Co., Inc. or such other firm as may be selected and approved by DSTS and Client.

     2.02 Client agrees that all transactions by DSTS and by Clearing Broker for Client hereunder shall be subject to, in addition to the terms of this Agreement and, when approved by DSTS, of the cash account agreement and any other agreements between Client and Clearing Broker, the constitution, rules, regulations, customs, and usages from time to time in effect of the exchange or market where the transactions are executed, and where applicable, to the provisions of the Securities Exchange Act of 1934, executive orders and proclamations of the President of the United States, rules and regulations of the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Secretary of the Treasury, the Code of Fair Practice of the National Association of Securities Dealers, Inc., and any present and future acts, orders, proclamations, rules or regulations amendatory of any of the foregoing or supplemental thereto, and also to any other statutes, laws, orders, and rules and regulations affecting or relating to the rights and privileges of Client or DSTS or the Clearing Broker to engage in transactions in securities.

     2.03 Client understands and acknowledges that Clearing Broker will provide confirmations and statements of account with respect to all transactions executed on Client's behalf hereunder and that Clearing Broker will provide confirmations and statements of account with respect to all transactions executed on Client's behalf hereunder and that Clearing Broker will perform all executions, settlement, cashiering, and clearance services related thereto (including, but not limited to, receipt and delivery of securities purchased or sold, making and receiving payment therefore, and obtaining custody and safekeeping of all securities and cash so received) in accordance with the cash account agreement and any other agreements entered into between Client and Clearing Broker.

     2.04 Client hereby agrees that all representations, warranties, consents, powers of attorney, and agreements made by Client in the cash account agreement and in any other agreements between Client and Clearing Broker relating to the purchase of sale of securities hereunder shall be deemed made as well for the benefit of, and may be relied upon and enforced by, DSTS, whether or not DSTS may be a party to such agreements.

     2.05 Client agrees that DSTS and Clearing Broker are authorized to accept from Client or from Client's authorized representatives oral or telephonic orders for the purchase or sale of securities and Client hereby waives any defense Client may have because any such order was not in writing or evidenced by a memorandum in writing as required by the Statute of Frauds, or any other law.



SECTION 3.  TERM.

     3.01 Unless sooner terminated as hereinafter provided, this Agreement shall be for a period of 3 years, from and after the date hereof, and this Agreement shall continue in force and effect from year to year thereafter until terminated as herein provided, each such additional year being an additional term of this Agreement.

     3.02 In the event this Agreement is terminated, Client shall return to DSTS all books, records, plans, designs, and other materials furnished Client by DSTS or DST describing the use or operation of the Portfolio System and shall continue to preserve the confidentiality of the Portfolio System in the manner provided for herein.


SECTION 4.  STATEMENTS, FEES AND EXPENSES.
     4.01 Client shall receive a monthly statement with respect to brokerage commissions and with respect to Portfolio System charges for the preceeding month, computed and to be paid in the manner described in Exhibit 2 hereto.

     4.02 Client shall also reimburse DSTS for all reasonable out-of-pocket expenses, incurred by DSTS in connection with services performed at the request of Client, which are not covered under Exhibit 2.

     4.03 For each additional term of this Agreement, DSTS shall be entitled to receive such commissions and charges as shall be agreed upon by the parties prior to commencement of each such term.



SECTION 5.  REPRESENTATIONS AND WARRANTIES OF DSTS.

     DSTS represents and warrants that:

     5.01 It is a corporation duly organized and existing and in good standing under the laws of the State of Missouri.

     5.02 It is and will remain duly registered or licensed and in good standing as a broker-dealer under applicable federal and state laws and rules and regulations of the National Association of Securities Dealers, Inc.

     5.03 It has the power and authority under applicable laws, and its Articles of Incorporation and By-Laws, to enter into and perform this Agreement.

     5.04 It has a valid and enforceable license to provide the Portfolio System, and the contractual right to make available the Facilities, as contemplated by this Agreement.

     5.05 The Portfolio System contains no material operating defect known to DSTS and will function in all material respects in accordance with the User Information and Operating Guide provided by DSTS to the Client, provided the Portfolio System is operated by the Client in compliance with such User Information and Operating Guide. In the event of the breach of such limited warranty, any liability of DSTS shall be limited to reimbursement to Client of actual, out-of-pocket direct damage or loss to Client, but in no event exceeding the amounts paid to DSTS (less amounts paid by DSTS to Clearing Broker) pursuant to this Agreement. THE FOREGOING WARRANTY IS IN LIEU OF ALL OTHER WARRANTIES EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, THOSE OF

MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. DSTS SHALL NOT BE LIABLE FOR DAMAGES OR COSTS ARISING OUT OF THE INACCURACY, UNTIMELINESS OR INCOMPLETENESS OF ANY PRICING OR OTHER MARKET INFORMATION OBTAINED THROUGH UTILIZATION OF THE PORTFOLIO SYSTEM OR FOR DELAYS OR INTERRUPTIONS IN THE AVAILABILITY OF SUCH INFORMATION. IN NO EVENT WILL DSTS BE LIABLE FOR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO CLAIMS OF LOST PROFITS OR LOST BUSINESS OPPORTUNITIES. DSTS does not warrant or guarantee investment performance or results, nor the accuracy, timeliness or completeness of pricing information, obtained through outside sources, attainable through utilization of the Portfolio System.

     5.06 DSTS will defend or settle at its own expense any suit, claim, or proceeding brought against Client based on a claim that any of the programs, documentation, or other relevant materials comprising the Portfolio System constitute an infringement of any patent or copyright of the United States, or constitute a theft or appropriation of prorietary information or trade secrets, and DSTS will pay all damages and reasonable costs (including attorneys' fees) incurred in connection therewith. If there is any claim that any such program, documentation, or other material is an infringement or appropriation, DSTS may, at its option:

          (i) obtain for Client the right to continue using such program, documentation, or other material; or

          (ii) modify such program, documentation, or other material so that it is not infringing and yet enables the Portfolio System to perform the functions contemplated by this Agreement; or

          (iii) terminate this Agreement and refund to Client the sums paid by Client to DSTS pursuant to this Agreement less amounts paid hereunder to Clearing Broker.

     5.07 It acknowledges that information provided by Client for input to the Portfolio System may include confidential information of the Client and that it will undertake to preserve the confidentiality of such information, as provided herein.



SECTION 6.  REPRESENTATIONS AND WARRANTIES OF CLIENT.

     Client represents and warrants that:

     6.01 It is a corporation duly organized and existing and in good standing under the laws of the State of Delaware.

     6.02 It has the power and authority under applicable laws and Articles of Incorporation and By-Laws, and has taken all action necessary, to enter into and perform this Agreement.

     6.03 It is not acting as a fiduciary for others with respect to the brokerage transactions to be undertaken on its behalf by DSTS hereunder and all such transactions shall be for its account only.

     6.04 It acknowledges that DSTS and DSTS's licensor have proprietary rights in and to the Portfolio System and that the Portfolio System and the programs, documentation, information of, and materials relevant thereto, constitute confidential material and trade secrets of DSTS.

     6.05 It has reviewed the information provided it by DSTS describing the Portfolio System and the Facilities and has determined that such system and facilities are appropriate and suitable for its needs.

SECTION 7.  INDEMNIFICATION.

     7.01 DSTS shall not be responsible for, and Client shall indemnify and hold DSTS harmless from and against, any and all costs, expenses, losses, damages, charges, counsel fees, payments, and liability, which may be incurred by DSTS arising out of or attributable to:

          (a) Client's failure to use and employ the Portfolio System or the Facilities in accordance with the procedures set forth in the User Information and Operating Guide delivered to Client, Client's failure to utilize the control procedures set forth and described therein, and Client's failure to verify promptly reports received through use of the Portfolio System and Facilities;

          (b) Client's errors and mistakes in the use of the Portfolio System, Facilities, and control procedures;

          (c) DSTS's or DST's reliance on, or use of, in performing its duties and obligations hereunder, information, data, records, and documents received by DSTS from Client;

          (d) The reliance on, or the carrying out of, any instructions or requests of Client pertaining to the normal day-to-day operations and functions of the Portfolio System made by any persons listed on the "Schedule of Authorized Personnel" attached as Exhibit 3 hereto, and as amended from time to time in writing by Client.

     7.02 Subject to the provisions contained in Section 5 hereof, DSTS shall be responsible for and shall indemnify and hold Client harmless from and against any and all losses, damages, costs, charges, counsel fees, payments, expenses, and liability arising out of or attributable to DSTS's: (i) refusal or failure to comply with the terms of this Agreement,
(ii) negligence or misconduct in the performance of its obligations hereunder or
(iii) breach of any of its representations or warranties made in Section 5 hereof.

     7.03 In the event DSTS is unable to perform its obligations under the terms of this Agreement (including making the Facilities available) because of strikes, lockouts or labor disputes, equipment or transmission failure or damage, fire, flood, earthquake or other natural disaster, action or inaction of governmental authority, war, riot, theft, or other causes beyond its control, DSTS will use its best efforts to assist Client to obtain alternate sources of service; however, neither DSTS nor DST will be liable for any damages resulting from such causes.

     7.04 At any time DSTS may contact any person identified in Exhibit 3 or any amendment thereto with respect to any matter arising in connection with this Agreement. DSTS shall not be liable for, and shall be indemnified by Client against, all costs, expenses, losses, damages, charges, counsel fees, payments, and liability, which may be incurred by DSTS arising out of or attributable to any action taken or omitted by DSTS or DST in good faith in reliance upon such instructions.

     7.05 In the event malfunction of the Portfolio System causes an error or mistake in any record, report, data, information, or output under the terms of this Agreement, DSTS shall after notice thereof as herein after provided and at its expense, correct and reprocess such records; PROVIDED, Client shall have promptly notified DSTS orally after Amway's discovery of such error or mistake with such notice to be verified promptly in writing.

     7.06 In no event and under no circumstances; however, shall DST, DSTS, or Client be liable to each other under any provisions of this Agreement, or for any actions taken or omitted hereunder, for direct or indirect consequential damages of any kind, including but not limited to, claims of lost profits or lost business opportunities.

     7.07 Client shall be responsible for and shall indemnify and hold DSTS and DST harmless from and against any and all losses, damages, costs, charges, counsel fees, payments, expenses, and liability arising out of or attributable to Client's: (i) refusal or failure to comply with the terms of this Agreement, (ii) negligence or misconduct in the performance of its obligations hereunder or (iii) breach of any of its representations or warranties made in
Section 6 hereof.



SECTION 8.  COVENANTS OF DSTS.

     8.01 DSTS shall in accordance with the specified retention cycles of the system maintain information in the form of computer files to the extent of such information and data entered by and transmitted to the Facilities by Client, provided; however, that DSTS shall not be responsible or liable for any changes, alterations, modifications therein, or failure to maintain the same if Client shall have made such changes, alterations, or modifications or shall be the cause of such failure to maintain the same. It is expressly understood that all such data transmitted to and maintained by Amway remains the exclusive property of Amway. Such computer files shall comply with applicable recordkeeping requirements of Federal Securities laws, as they may be amended from time to time.

     8.02 DSTS shall maintain reasonable backup procedures for the protection and safekeeping and the preservation of the confidentiality of all data processing files containing the information and data of Client.

     8.03 DSTS now has the insurance coverage described in Exhibit 4 attached hereto, and DSTS will not take any action to eliminate or decrease such coverage during the term of this Agreement without prior written notice to Client.



SECTION 9.  COVENANTS OF CLIENT.

     9.01 Client shall utilize and employ all control procedures available under the Portfolio System of which Client is advised and Client shall, upon discovery, promptly advise DSTS of any error or mistake in the datea or information transmitted to the Facilities, the records maintained, or output generated hereunder and, using normal audit and control procedures, Client shall verify all output received hereunder.

     9.02 Client shall transmit to the Facilities, in the formats and form specified by DSTS, all information and data necessary or required in connection therewith so that the output produced by the Portfolio System shall be complete and accurate when it is generated by the Portfolio System and Facilities, and Client shall be responsible and liable for the cost or expense of regenerating any output if Client shall have failed to transmit any such data or information and/or verify any such data or information when it is generated by the

Portfolio System and Facilities.

     9.03 In the event Client shall erroneously transmit information or shall transmit incorrect information or data to the Facilities, Client shall correct such information and data and transmit the same to the Facilities.

     9.04 Client shall preserve the confidentiality of the Portfolio System and prevent its disclosure, except as required by law, to other than its own employees who reasonably have a need to know in connection with the use of the Portfolio System contemplated hereunder, and Client shall take appropriate action to protect the rights of DSTS and DSTS's licensor in the Portfolio System.



SECTION 10.  TERMINATION.

     10.01 Either party may terminate this Agreement upon 180 days written notice to the other party at any time. If DSTS or Client determines that DSTS is unable for any reason to maintain the computer files, as required in Section
8.01 hereof, in compliance with any changes or proposed changes in federal securities laws made after the date hereof, either Client or DSTS may terminate this Agreement upon 60 days written notice. in the event DSTS does terminate the Agreement, it will use its best efforts to assist Client to obtain alternate sources of service.

     10.02 At least 90 days prior to the end of any term hereof, DSTS shall give Client written notice if DSTS desires to increase the rates or charges set forth in Exhibit 2 or to change the manner of payment thereof provided for herein. If Client does not agree to such increase, it may terminate this Agreement by giving DSTS written notice thereof at least 60 days prior to the end of such term.

     10.03 Upon the occurrence of any of the following events of default, the non-defaulting party may, at its option, by written notice to the defaulting party, declare that this Agreement shall be thereby terminated and such termination shall be effective as of the date such notice has been received by the defaulting party:

          (a) Either DSTS or Client shall fail to perform or observe any term, covenant, or condition to be performed or observed by it hereunder and such failure shall continue to be unremedied for a period of 30 days after written notice from the nondefaulting party to the defaulting party specifying the failure and demanding that the same be remedied.

          (b) Any representation or warranty made in Section 5 hereof by DSTS or in Section 6 hereof by Client herein shall prove to be incorrect at any time in any material respect.

          (c) A receiver, liquidator, or trustee of DSTS or Client or of any of the property of either, is appointed by court order and such order remains in effect for more than 30 days; or DSTS or Client is adjudicated bankrupt or insolvent; or any of the property of either is sequestered by court order and such order remains in effect for more than 30 days; or a petition is filed against DSTS or Client under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution, or liquidation law of any jurisdiction, whether now or hereafter in effect, and is not dismissed within 30 days after such filing.

          (d) DSTS or Client files a petition in voluntary bankruptcy or seeking relief under any provision of any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, whether now or hereafter in effect, or consents to the filing of any petition against it under any such law.

          (e) DSTS or Client makes an assignment for the benefit of its creditors or admits its inability to pay its debts generally as they become due, or consents to the appointment of a receiver, trustee, or liquidator of itself or all or any part of its property.

          (f) In the event of DSTS's default in regard to (c), (d), or (e) above, unless prohibited by law or court order, DSTS shall provide the Portfolio System software to Client for use at alternate facilities. The Portfolio System shall be considered to include all computer program source code and systems and program documentation then available at DSTS to support operation of the system as it normally functions.



SECTION 11.  ENHANCEMENTS, MODIFICATIONS, AND IMPROVEMENTS.

     11.01 DSTS shall have the right, at any time, and from time to time, to alter and modify any systems, programs, procedures, or facilities used or employed in performing its duties and obligations hereunder, provided that no such alteration or modification shall, without the consent of Client, materially change or affect the operations and procedures of Client in using or employing the Portfolio System or Facilities hereunder. Client shall have the right to use such modifications and alternations at no additional cost for the remainder of the contract term.

SECTION 12.  NOTICES.

     12.01 All notices to be given hereunder shall be deemed properly given if delivered in person or if sent by U.S. mail, first class, postage prepaid, as follows:

          If to DSTS:

          DST Securities, Inc.
          301 West 11th Street
          Kansas City, Missouri  64105



          If to Client:

          Amway Mutual Fund, Inc.
          7575 East Fulton Road
          Ada, Michigan  49355


          If to Clearing Broker:

          Wertheim & Co., Inc.
          One Chase Manhattan Plaza
          New York, New York  10005

or to such other address as shall have been specified in writing by the party to whom such notice is to be given.


SECTION 13.  ASSIGNMENT.

     13.01 Neither this Agreement nor any rights or obligations hereunder may be assigned by either party hereto without the prior written consent of the other.


SECTION 14.  MISCELLANEOUS.

     14.01 Client or its duly authorized independent auditors have the right under this Agreement to perform on-site audits of records and accounts directly pertaining to the Client's use of the Portfolio

System at the Facilities in accordance with reasonable procedures and at reasonable frequencies which do not result in unreasonable disruption of the business of DSTS or its licensor.

     14.02 The parties hereto agree that all information and data pertaining to the business of the other party which is exchanged or received pursuant to the negotiation of or the carrying out of this Agreement shall remain confidential and that upon termination of this Agreement all materials recieved by one party from the other party hereunder shall be promptly returned to the party from whom it was obtained.

     14.03 It is understood and agreed that all services performed hereunder by DSTS shall be as an independent contractor and not as an employee or agent of Client.

     14.04 DSTS and Client agree that during any term of this Agreement, neither party will initiate attempts to employ any employees of the other.

     14.05 This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement or understanding with respect to the subject matter hereof, whether oral or written, and this Agreement may not be modified except in a written instrument executed by both of the parties hereto.

     14.06 The representations and warranties contained in Section 5 and 6 hereof shall survive the execution of the Agreement and the performance of services hereunder.

     14.07 The construction and effect of this Agreement shall be governed by the law of the State of Missouri.

     14.08 The captions set forth herein have been inserted for convenience of reference only and shall not be construed to affect the meaning of any provisions of this Agreement.

     14.09 If any provision of this Agreement shall be held invalid or unenforceable by any court, regulatory, or self-regulatory body, such invalidity or unenforceability shall not affect the validity and enforceability of the remaining provisions of this Agreement.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their names and on their behalf by their duly authorized officers as of the date first above written.


                                        DST SECURITIES, INC.

(SEAL)
------


Attest:
-------



/s/                                     By /s/



                                        AMWAY MUTUAL FUND, INC.

(SEAL)
------


Attest:
-------



/s/                                     By /s/

                                      EXHIBIT 1
                                      ---------

                                  SYSTEM DESCRIPTION
                                  ------------------

The following summary description highlights some of the functions and features of the Portfolio Accounting and Research Information System (the "System"). It is provided to describe only the general capabilities of the System and is not intended to be complete or comprehensive. This description does not purport to define the exact procedures or all available features of the System and is not a representation or warranty with respect to the System or any of its functions. DSTS retains the right to modify the System to the extent provided in the Agreement attached hereto.

The Portfolio Accounting and Research Information System is designed to support the following functions:

I.   MASTER FILE MAINTENANCE

     The Portfolio Accounting and Research Information System provides the user the ability to establish and modify the master files and various files and records required to operate the system.

     A.   Security Master Record

          A security master record (CUSIP) must exist for each security issue (other than short-term paper and call or put options) held in any portfolio managed. Only one such record is required per issue even if the issue is held in several portfolios.

     B.   Short-Term Issuer Master Record

          A Short-Term issuer Master Record must exist for each Issuer of Short-Term investments prior to entering a short-term trade into the system. Only one record per Issuer is required even though many issues may be purchased and held in multiple portfolios.

     C.   Account Master Records

          Account Master records are maintained at three levels. Starting with the lowest level, these are:

          1.   Portfolio Master Record

               This record contains the specific accounting information and coding associated for a portfolio managed by the user. Codes entered in this record control the subsequent processing and updates.

          2.   Account Master Record

               This record contains general information regarding the advisory client or Fund "Account". A mutual fund is aggregated at the account level for daily pricing and accounting.

          3.   Family Master Record

               This record indicates general information regarding a group of client accounts which are related.

     D.   Manager Master Record

          This record identifies individual portfolio managers and the types of accounts and portfolios they are responsible for or have authority over.

     E.   User Master Records

          These are a group of records that allow the system to specify and control various optional features or facilities in the system.

     F.   Broker Master Record

          This record identifies brokers and records basic data.

II.  ACCOUNTING CONTROL SYSTEM

     The system incorporates an open order system and edits the transaction entry facilities to ensure that adequate processing and audit control is maintained over all investment assets managed.

III. PORTFOLIO TRANSACTION PROCESSING

     The system supports and controls transaction processing for security acquisitions and dispositions and provides additional processing functions as follows:

     A.   Interest accruals
     B.   Amortization of short-term money market instruments
     C.   Amortization of premium or discount on bonds
     D. Daily Pricing of mutual fund portfolios, and daily calculation of net asset value per share.
     E. Entry of cash receipts and payments applied to receivable and payable files.
     F.   Maintenance of portfolio fails
     G. Selective use of the "open order" and "open commitment" facilities. The facilities may be required, or not used based on the type of transaction and type of security being processed.

     H. Control over the production of various reports, and authorization of user access to on-line facilities
     I.   Dividend accruals
     J.   Stock Splits and Stock Dividends
     K.   Money Market Matrix Pricing

IV.  TRANSACTION AND CONTROL RECORDS

     The system provides various transaction and control records which are created and modified as a result of transactions entered into the system. The user is provided with a restricted maintenance capability for modifying these records.

     A.   Cost Records

          These records carry the individual "block" or "tax-lot" cost information for each block of a security issue purchased. A new cost record is created each time a purchase is made, with each purchase retaining its identity as a specific "tax-lot". Interest and Amortization processing is controlled at the specific cost (tax-lot) level.

     B.   Position Summary Records

          The system maintains one position summary record for each security position held by a portfolio. This record is the sum of all related "tax-lot" or cost records.

     C.   General Ledger Records

          This set of records contains the "control accounts" which are central to the accounting control built into the system. These "control accounts" represent a general ledger for each portfolio maintained in the system. For mutual fund accounts, the general ledger records are the official set of books for the fund.

     D.   Audit Trail

          Each posting to the General Ledger creates detail records which provide an audit trail for all transactions and accounting entries.

     E.   Receivable and Payable Records

          A number of detail receivable and payable records are maintained for each portfolio:

          1.   Open Portfolio Trades (Portfolio Fail File)

               A portfolio fail record is created on the trade process date for each investment transaction.

          2.   Dividend and Interest Receivable Items

               These files record income items receivable (dividends and interest).

          3.   Miscellaneous Receivables and Payables

               These records are provided so that delayed cash receipts or payments to and from a portfolio may be anticipated and set-up by the user through special "cash transaction" facilities.

     F.   Control History and Valuation Records

          These records contain the units and summary cash flow, income and appreciation data on every portfolio in the system and every combination of portfolios for which performance measurement calculations (unit valuations), are to be made. These records are the performance measurement control mechanism in the system.

     G.   Transaction History Records

          All transactions processed by the system (security buys, sells and cancels, short-term paper transactions, options, cash, etc.), establish a transaction history record which contains data pertinent to the trade.

     H.   Open Order and Commitment Records

          These records represent "pre-inventory" records or "work-in-process" records to provide control for portfolio transactions.

V.   REGULATORY REPORTING

     The system provides various hardcopy reports to support client preparation of regulatory reports on investment holdings.

VI.  PORTFOLIO MANAGER INFORMATION

     The system provides investment and management information on all portfolios managed, including cash positions, pending transactions, historical data and other data. CRT displays in a variety of formats are used to provide most investment information. This on-line information is supplemented by various hardcopy reports.

VII. CLIENT INFORMATION

     The system provides on-line displays and hard-copy reports for all investment transactions and current positions, both in summary and in detail.
                                        C-143

VIII.     PERFORMANCE MEASUREMENT

     The system calculates investment performance on a total rate of return basis and a "capital only" basis using the unit valuation method. This measurement capability is integrated into the system to facilitate accuracy and reduce any additional arithmetic evaluative effort.

                                      EXHIBIT 2

                                     FEE SCHEDULE

                 PORTFOLIO ACCOUNTING AND RESEARCH INFORMATION SYSTEM

REMOTE ACCESS FEES

          Processing and Accounting Fee

               $2,500 per month


NOTE Fees are exclusive of terminal equipment and communications line costs.

          Fees will be billed and are payable on a monthly basis.

          Fees billed will also include any out-of-pocket expenses incurred by DSTS for services performed at the request of the client.

                                      EXHIBIT 3

                           SCHEDULE OF AUTHORIZED PERSONNEL



The following persons are authorized to furnish orla and written instructions which may be relied upon as provided in Section 7.04 of the Agreement attached hereto:

Allan Engel




This listing may be amended or supplemented from time to time by a corporate action or other document designating the authorized persons, as deemed appropriate by the client, effective upon receipt by DSTS.

                                      EXHIBIT 4

                                  INSURANCE COVERAGE

General Description of Insurance Policy*                         Minimum Amount
                                                                   of Coverage



I.   BROKER'S BLANKET BOND                                           $30,000,000

     Covering losses caused by dishonesty of
     employees physical loss of securities on or outside of premises while in possession of an authorized person, loss caused by forgery or alternation of checks of similar instruments.


II.  SECURITIES FORGERY BOND                                           1,000,000

     Covering losses from acting upon securities which are forged, altered or stolen.


III  FIRST CLASS MAIL AND REGISTERED MAIL INSURANCE

     Covering mail losses on negotiable or non-negotiable
     securities sent by first class and registered mail.                 100,000


     Covering mail losses on non-negotiable securities over
     $100,000 sent by registered mail.                                 5,000,000

     Covering mail losses on negotiable securities sent by
     registered mail.                                                  1,000,000


IV.  ERRORS AND OMISSIONS INSURANCE                                    2,500,000

     Covering replacement of destroyed records and computer errors and omissions.

                                AMWAY MUTUAL FUND, INC.
                                      FORM N-1A

                                        PART C

                                  OTHER INFORMATION


                 CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Amway Mutual Fund, Inc.
Ada, Michigan




     We hereby consent to the incorporation by reference in the Statement of Additional Information constituting a part of this Registration Statement of our report dated January 5, 1996, relating to the financial statements, schedules and selected per share data and ratios of Amway Mutual Fund, Inc. appearing in the Company's Annual Shareholders Report for the year ended December 31, 1995.




     We also consent to the reference to us under the captions "Financial Highlights" in the Prospectus and "Auditors" in the Statement of Additional Information.







                                        BDO Seidman, LLP



Grand Rapids, Michigan


February 26, 1996

                                        AMWAY
                                        MUTUAL
                                        FUND,
                                         INC.

                                        ANNUAL
                                        REPORT
                                         1995

                                AMF LOGO INSERTED HERE

                     Printed in U.S.A.        SB0606  L-6882-SAC


BULK RATE
U.S. POSTAGE
PAID
ADA, MI
PERMIT 100


AMWAY MUTUAL FUND, INC.7575 Fulton Street EastAda, Michigan 49355-7150

                               AMWAY MUTUAL FUND, INC.

Dear Shareholders:



We are pleased to provide you with the Annual Report for Amway Mutual Fund, Inc. for the period ended December 31, 1995.




1995 was an extraordinarily successful year for investments in stocks, with performance results substantially above historical norms. The strength of the market aided in a successful transition to a new Sub-Advisor for the Fund, Ark Asset Management, which was approved by shareholders at the Fund's Annual Meeting held during June, 1995.


We believe that Ark's highly disciplined stock selection process and sell disciplines will lead to good relative performance as compared to the indices during strong markets. Also, and of equal importance, these disciplines should prove successful during volatile and down markets, thereby providing added protection to your assets during periods of uncertainty.


Included in your Annual Report is a discussion of the factors, market conditions and the investment strategies and techniques pursued by the Fund, which impacted the Fund's performance during the calendar year 1995. Even though equity markets by their very nature may continue to experience volatility, you may help to temper the effects of market volatility on your investments and reduce the risks of market-timing decisions through a systematic program of investing on a regular basis. Such a program does not assure a profit and does not protect against loss in declining markets.



We will continue our best efforts to provide you with superior performance and service which enables your investment to grow.


Sincerely,




James J. Rosloniec                      Allan D. Engel
President and Treasurer                 Secretary and Assistant Treasurer





DIRECTORS
Richard A. DeWitt
Allan D. Engel
Donald H. Johnson
Walter T. Jones
James J. Rosloniec

INVESTMENT ADVISOR
Amway Management Company
7575 Fulton Street, East
Ada, Michigan  49355-7150

SUB-ADVISOR
Ark Asset Management  Co., Inc..
One New York Plaza
New York, NY 10004

TRANSFER AGENT
Amway Stock Transfer  Co.
7575 Fulton Street,  East
Ada, Michigan 49355-7150

CUSTODIAN
Michigan National  Bank
Grand Rapids, Michigan 49501


AUDITORS
BDO Seidman, LLP
99 Monroe Avenue, N.W.
Grand Rapids, Michigan 49503

LEGAL MATTERS
John Dougherty
Attorney At Law
1155 Connecticut Ave. NW, Suite 500
Washington, D.C. 20036

                               AMWAY MUTUAL FUND, INC.


                                  PERFORMANCE REVIEW



The fund is pleased to provide you with an overview of the performance of your Fund for the year ended December 31, 1995.



Total Return Performance*


For the Year Ended Dec. 31, 1995
(not adjusted for any sales charge)

Amway Mutual Fund, Inc.                                          30.55%

Russell 1000-Registered Trademark- Growth Index**                37.58%

Standard & Poor's 500 Stock Index***                             38.35%


DIVIDEND REVIEW


For the fiscal year, your Fund experienced an increase of 30.55 percent. The Fund paid a total of $.11 per share in income dividends and $1.42 per share in long-term capital gain dividends during the fiscal year.




Following is a review of the Fund's Portfolio Investment Strategy, and performance results presented by Ark Asset Management Co., Inc., the Fund's Sub-Advisor.




INVESTMENT REVIEW-1995
One year ago most investors were concerned about too strong an economy, high inflation, and high interest rates. Investors concluded that the market would stage a modest rally after a poor 1994. As they say, the rest is history. The reality of a weaker economy, low inflation, and low interest rates resulted in an unexpected stock market rally of major proportions in 1995.



During the first six months of 1995, the market, as measured by the S&P 500, increased 20.2%. This was virtually a straight-up move led by technology issues. The second half of 1995 was also a strong period for the market, but characterized by a vicious rotation which began with technology issues doing well and ended with a big sell-off in the technology group and other areas. This produced a great deal of under-performance relative to the S&P 500 in the second half of the year for many investment portfolios.

Your fund under-performed relative to the S&P 500 during the first six months due to an underweighting relative to the S&P 500, for risk avoidance purposes, in the most aggressive electronic technology issues and financial stocks which were also strong, and because of the normal cash reserves that reduced the Fund's performance. However, the second half produced better relative results due to initial overweights relative to the S&P 500 in financial, multi-industry and transportation issues which were complimented by strong performances in certain consumer related issues and helped by a large underweighting in technology issues which experienced a sharp decline in the final quarter of the year.

                               AMWAY MUTUAL FUND, INC..

Ark Investment Management as Sub-Advisor for the Fund, began managing the Fund's portfolio on May 1, 1995. The portfolio was restructured and positioned so that it reflected Ark's investment strategies for the second half of 1995. Those strategies reflect a strong value discipline in our investment process. While not all issues owned will pay a dividend, most do pay dividends and the yield will generally be at or higher than that of the S&P 500. Because we have very conservative sell targets, you will often see that the issues owned at the beginning of the year will not be in the account at the end of the year. Especially if an individual stock performs well relative to the market, it would not be unusual for us to sell that issue and re-invest the proceeds in other more undervalued stocks.

As an example, one of the reasons for stronger performance relative to the S&P 500 in the second half of 1995 was the overweighting relative to the S&P 500 in financial assets. However, as these issues moved higher in price over the summer and early fall we began selling them into strength, particularly the bank stocks, so that by year end they were underweighted just as they began to under-perform.

OUTLOOK
The final quarter of 1995 was characterized by a major market sell-off in technology issues as well as other more economically sensitive issues such as papers, metals, and retail stores. This sell-off was due to investors' belief that the economy would remain weak during the first half of 1996 with consumers paying down debt due to their overuse of credit cards. The Fund has added to positions in the areas of weakness due to their attractive valuations. We expect 1996 to be a year where many stocks will disappoint investors' expectations for earnings growth and where it will be far more difficult to earn an acceptable rate of return than in 1995. With interest rates already low, there is no guarantee that the bond market will have the positive impact on stock prices in 1996 that it had in 1995. For example, if wages begin to increase at rates above that of the early nineties, it is possible that the CPI actually would increase in 1996. This would not be good for interest rates or the stock market. Offsetting this would be a slightly better economy led by consumer spending and renewed confidence in government economic policy, assuming a budget agreement is reached in early 1996.

We begin 1996 with a portfolio which has a lower price-earnings ratio than the S&P 500. This should allow the Fund to be positioned to defend asset values during any downturn. It continues to be our expectation that our stock selection disciplines will help us in rising markets. We expect this will be a year with increased volatility in the market. The Fund is prepared to respond immediately to changing market circumstances and expects to have a good year relative to the S&P 500.

                               AMWAY MUTUAL FUND, INC..

AVERAGE ANNUAL TOTAL RETURNS****


     For Periods Ended 12/31/95 (adjusted for the maximum sales charge of 3.00%)

                                        1         5         10
                                       Year      Year      Year

Amway Mutual Fund, Inc.               27.59%     14.01%    13.22%


Past performance is not predictive of future performance. Returns and net asset value fluctuate. Shares are redeemable at current net asset value, which may be more or less than original cost.



Growth of an assumed $10,000 investment in Amway Mutual Fund from 1/3/86 through 12/31/95.




                                  INSERT GRAPH HERE




In comparing the Amway Mutual Fund, Inc. to the two indices, you should also note that the Fund's performance reflects the maximum sales charge of 3.00%, while no such charges are reflected in the performance of the indices.




   * Total return and average annual total return measure net investment income and capital gain or loss from portfolio investments, assuming reinvestment of all dividends and, for average annual total return only, adjustment for the maximum sales charge of 3.00%. Average annual total return reflects annualized change while total return reflects aggregate change. During the periods noted, securities prices fluctuated. For additional information, see the Prospectus and Statement of Additional Information and the Financial Highlights at the end of this report.



  ** The Russell 1000-Registered Trademark- Growth Index is an unmanaged index to which the Fund has compared its performance in previous years. It is comprised of common stocks of larger U.S. companies with greater than average growth orientation. Since it has a growth orientation which is not as dominate with the new sub-advisor, it will not be used by the Fund for comparison purposes in the future.




 *** The Standard & Poor's 500 Stock Index is an unmanaged index generally representative of the U.S. stock market.


**** Includes reinvestment of dividends and adjustment for the maximum sales charge of 3.00%.

                               AMWAY MUTUAL FUND, INC.


                               SCHEDULE OF INVESTMENTS

                                  DECEMBER 31, 1995


COMMON STOCK--97.85%                                     Market
                                     Shares               Value
                                     ------              ------
                                                           $
AUTO REPAIR, SERVICES,
AND GARAGES--1.20%
 Ryder System, Inc.                  37,500             928,125
                                                      ---------
BANKING--2.94%
 Chemical Banking Corp.              29,500           1,733,125
 Nationsbank Corp.                    7,700             536,113
                                                      ---------
                                                      2,269,238
                                                      ---------
BUILDING MATERIALS AND
GARDEN SUPPLIES--.30%
 Lowe's Cos.                          6,900             231,150
                                                      ---------
BUSINESS SERVICES--3.56%
 Dun & Bradstreet Corp.               9,500             615,125
 Nynex Corp.                          8,600             464,400
 Xerox Corp.                         12,200           1,671,400
                                                      ---------
                                                      2,750,925
                                                      ---------
CHEMICALS & ALLIED
PRODUCTS--6.34%
 Bristol-Meyers Squibb Co.           16,600           1,425,525
 DuPont (E.I.) De Nemours            23,400           1,635,075
 Monsanto Co.                         8,800           1,078,000
 Pharmacia/Upjohn, Inc.              19,600             759,500
                                                      ---------
                                                      4,898,100
                                                      ---------
COMMUNICATION--6.14%
 AT&T Corp.                          18,900           1,223,775
 MCI Communications Corp.            34,700             908,706
 Sprint Corp. Com.                   29,800           1,188,275
*Tele Communication Inc.             71,300           1,421,544
                                                      ---------
                                                      4,742,300
                                                      ---------
CREDIT AGENCIES OTHER
THAN BANKS--.43%
 American Express Co.                 8,100             335,138
                                                      ---------

ELECTRIC & ELECTRONIC
EQUIPMENT--8.14%
 Alliedsignal, Inc.                  46,900           2,227,750
 General Electric Co.                15,600           1,123,200
 Raytheon Co.                        10,000             472,500
 Rockwell International              30,600           1,617,975
 Texas Instruments, Inc.             16,400             848,700
                                                      ---------
                                                      6,290,125
                                                      ---------
ELECTRIC, GAS, &
SANITARY SERVICES--7.04%
 Entergy Corp. (New)                 14,200             415,350
 General Public Utilities Corp.      11,900             404,600
 Peco Energy                         25,700             774,213
 Pacific Gas & Electric Co.          27,900             791,662
 Panhandle Eastern Corp.             48,900           1,363,088
 Sonat, Inc.                          5,100             181,687
 WMX Technologies                    50,500           1,508,688
                                                      ---------
                                                      5,439,288
                                                      ---------
FABRICATED METAL
PRODUCTS--.97%
 Masco Corp.                         23,800             746,725
                                                      ---------

FOOD AND KINDRED
PRODUCTS--1.21%
 Archer-Daniels-Midland              51,930             934,740
                                                      ---------

GENERAL MERCHANDISE
STORES--6.88%
 Dillard Department Stores           43,300           1,234,050
*Federated Department Stores         44,500           1,223,750
 May Dept. Stores Co.                33,100           1,398,475
 Penney, (J.C.) Inc.                 30,600           1,457,325
                                                      ---------
                                                      5,313,600
                                                      ---------
HEALTH SERVICES--3.80%
 Columbia/HCA Healthcare Corp.       30,300           1,537,725
*Tenet Healthcare                    67,200           1,394,400
                                                      ---------
                                                      2,932,125
                                                      ---------
INSTRUMENTS & RELATED
PRODUCTS--1.08%
 Eastman Kodak Co.                   12,500             837,500
                                                      ---------

INSURANCE CARRIERS--5.50%
 Allstate Corp.                      27,000           1,110,375
 American International
  Group, Inc.                         6,700             619,750
 Chubb Corp.                          7,200             696,600
 Loews Corp.                          5,500             431,062
 Unum Corp.                          25,300           1,391,500
                                                      ---------
                                                      4,249,287
                                                      ---------



      The accompanying notes are an integral part of these financial statements.

                               AMWAY MUTUAL FUND, INC.
                               SCHEDULE OF INVESTMENTS
                                  DECEMBER 31, 1995




COMMON STOCK--97.85%                                     Market
                                     Shares               Value
                                     ------              ------
                                                           $
MACHINERY, EXCEPT
ELECTRICAL--5.62%
 Deere & Co.                         16,900             595,725
 Dresser Industries, Inc.            32,800             799,500
 International Business Machines     32,100           2,945,175
                                                      ---------
                                                      4,340,400
                                                      ---------
METAL MINING--1.63%
 Newmont Mining Corp.                27,900           1,262,475
                                                      ---------

MISCELLANEOUS MANUFAC-
TURING INDUSTRIES--.00%
*Jan Bell Marketing Warrants            762                   8
                                                      ---------

MOTION PICTURES--1.79%

 Time Warner, Inc.                   36,600           1,386,225
                                                      ---------

OIL AND GAS
EXTRACTION--7.29%
 Burlington Resources                16,000             628,000
 Occidental Petroleum Corp.          64,000           1,368,000
*Oryx Energy Co.                     22,400             299,600
 USX-Marathon Group                  70,000           1,365,000
 Union Pacific Resources             19,600             497,350
 Unocal Corp.                        50,600           1,473,725
                                                      ---------
                                                      5,631,675
                                                      ---------
PAPER & ALLIED
PRODUCTS--4.21%
 Champion International Co.          31,200           1,310,400
 International Paper Co.             28,500           1,079,437
 Kimberly-Clark Corp.                10,400             860,600
                                                      ---------
                                                      3,250,437
                                                      ---------
PETROLEUM & COAL
PRODUCTS--6.34%
 Amerada Hess Corp.                  25,300           1,340,900
 Atlantic Ritchfield Company         13,100           1,450,825
 British Petroleum Ltd.              12,600           1,286,775
 Union Pacific Corp.                 12,400             818,400
                                                      ---------
                                                      4,896,900
                                                      ---------
PRIMARY METAL
INDUSTRIES--1.79%
 Aluminum Co. of America             18,300             967,612
 *LTV Corp. (New)                    30,000             412,500
                                                      ---------
                                                      1,380,112
                                                      ---------
RAILROAD
TRANSPORTATION--.78%
 CSX Corp.                           13,200             602,250
                                                      ---------

RUBBER AND MISC.
PLASTICS PRODUCTS--2.35%
 Goodyear Tire & Rubber Co.          40,000           1,815,000
                                                      ---------

SECURITY & COMMODITY
BROKERS & SERVICES--1.99%
 Dean Witter Discover, Inc.          32,700           1,536,900
                                                      ---------

STONE, CLAY & GLASS
PRODUCTS--3.19%
 Corning, Inc.                       38,600           1,235,200
 PPG Industries                      26,900           1,230,675
                                                      ---------
                                                      2,465,875
                                                      ---------
TRANSPORTATION
BY AIR--.32%
*A M R Corp.                          3,300             245,025
                                                      ---------

TRANSPORTATION
EQUIPMENT--5.02%
 Ford Motor Co.                      59,700           1,731,300
 General Dynamics Corp.               9,200             543,950
 General Motors Corp.                30,300           1,602,112
                                                      ---------
                                                      3,877,362
                                                     ----------

 Total Common Stock--97.85%                          75,589,010
                                                     ----------
Cash (Michigan National Bank
 Money Market Account)--2.18%                         1,681,137

All Other Assets Less
Liabilities--(.03%)                                    (21,852)
                                                     ----------
NET ASSETS--100%                                     77,248,295
                                                     ----------
                                                     ----------



*Non-dividend producing as of December 31, 1995.


The accompanying notes are an integral part of these financial statements.

                               AMWAY MUTUAL FUND, INC..

                         STATEMENT OF ASSETS AND LIABILITIES
                                  DECEMBER 31, 1995



ASSETS:
Investments in securities, at market
(identified cost $67,458,776)
  (Notes 1-A and 3)                                $75,589,010
Cash                                                 1,681,137
Receivables:
Dividends                                               98,369
Interest                                                 5,169
Prepaid insurance                                        2,770
                                                   -----------
TOTAL ASSETS                                        77,376,455
                                                   -----------
LIABILITIES:
Accounts payable:
Advisory fee (Note 4)                                  104,288
Transfer agent fee (Note 4)                             18,972
Accrued expenses                                         4,900
                                                   -----------
TOTAL LIABILITIES                                      128,160
                                                   -----------
NET ASSETS:
Capital stock (20,000,000
  shares of $1.00 par value
  authorized), amount
  paid in on 10,399,006
  shares outstanding
  (Note 2)                                         $69,223,438
Overdistributed
  net investment
  income                                              (20,841)
Overdistributed
  net realized gain on
investments                                           (84,536)
Net unrealized
  appreciation on
investments                                          8,130,234
                                                   -----------
Net assets equivalent
  to $7.43 per share                               $77,248,295
                                                   -----------
                                                   -----------
COMPUTATION OF MAXIMUM
  OFFERING PRICE OF THE
  FUND'S SHARES--as of
  December 31, 1995:
Net asset value per share
($77,248,295 DIVIDED BY
10,399,006 shares)                                       $7.43
                                                   -----------
                                                   -----------
Offering price per share (net asset
value plus sales commission)
(1000/970 x $7.43)                                       $7.66
                                                   -----------
                                                   -----------


The accompanying notes are an integral part of these financial statements.


                               STATEMENT OF OPERATIONS
                             YEAR ENDED DECEMBER 31, 1995


INVESTMENT INCOME:
Income:

Dividends                                           $1,486,304
Interest                                               132,170
Security litigation settlement                          17,357
                                                    ----------
Total income                                         1,635,831
Expenses:
Advisory fee (Note 4)                                  378,693
Transfer agent fee (Note 4)                            224,896
Shareholder communications                              34,162
Data processing service (Note 5)                        30,736
Custodian fee                                           25,613
Legal services                                          25,608
Audit fees                                              21,007
Insurance                                               17,688
Taxes                                                   15,703
Registration fees                                        7,101
                                                    ----------
Total expenses                                         781,207
                                                    ----------
Fees paid indirectly (Note 5)                         (30,736)
                                                    ----------
Net expenses                                           750,471
                                                    ----------
NET INVESTMENT INCOME                                  885,360
                                                    ----------
REALIZED AND UNREALIZED
GAIN ON INVESTMENTS:

Net realized gain (Note 3)                          12,273,181
Unrealized appreciation on
  investments:
Beginning of year                                   $2,161,922
End of year                                          8,130,234
                                                    ----------

Net change in unrealized
appreciation on investments                          5,968,312
                                                    ----------
NET GAIN ON INVESTMENTS                             18,241,493
                                                    ----------
NET INCREASE IN NET ASSETS
RESULTING FROM
OPERATIONS                                         $19,126,853
                                                    ----------
                                                    ----------


                               AMWAY MUTUAL FUND, INC.
                         STATEMENTS OF CHANGES IN NET ASSETS


                                                      Year ended December 31,
                                                  -----------------------------
                                                      1995            1994
                                                   -----------    -----------
NET ASSETS FROM OPERATIONS:

Net investment income                              $   885,360     $   268,611

Net realized gain on investments                    12,273,181       2,751,964

Net increase (decrease) in unrealized
  appreciation                                       5,968,312      (6,893,752)
                                                   -----------     -----------

Net increase (decrease) in net assets resulting
  from operations                                   19,126,853      (3,873,177)
                                                   -----------     -----------

DISTRIBUTIONS TO SHAREHOLDERS:

Net investment income                                 (909,904)       (244,772)

Net realized gain from investment transactions     (12,305,317)     (2,774,081)
                                                   -----------     -----------
Total distributions to shareholders                (13,215,221)     (3,018,853)
                                                   -----------     -----------
CAPITAL SHARE TRANSACTIONS (Notes 2 and 4):

Net proceeds from sale of shares                    13,441,433      11,827,075

Net asset value of shares issued to shareholders
  in reinvestments of investment income and
  realized gain from security transactions          12,658,471       2,891,191
                                                   -----------     -----------
                                                    26,099,904      14,718,266

Payment for shares redeemed                        (13,684,375)    (10,645,747)
                                                   -----------     -----------
Net increase in net assets derived from capital
  share transactions                                12,415,529       4,072,519

Net total increase (decrease)                       18,327,161      (2,819,511)

NET ASSETS:

Beginning of year                                   58,921,134      61,740,645
                                                   -----------     -----------
End of year (includes undistributed
  (overdistributed) net investment
  income of ($20,841) and $3,703, respectively)    $77,248,295     $58,921,134
                                                   -----------     -----------
                                                   -----------     -----------


                            NOTES TO FINANCIAL STATEMENTS

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES


The Company is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company.



(A) Security Valuation--Investments in securities listed or admitted to trading on a national securities exchange are valued at their last reported sale price before the time of valuation. If a security is traded only in the over-the-counter market, or if no sales have been reported for a listed security on that day, it will be valued at the mean between the current closing bid and ask prices. Securities for which market quotations are not readily available, including any restricted securities (none at December 31, 1995), and other assets of the Fund are valued at fair market value as determined in good faith by the Fund's Board of Directors.


(B) Federal Income Taxes--It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from substantially all federal income taxes.


(C) Security Transactions and Related Investment Income--Security transactions are accounted for on the trade date and dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Realized gains and losses from security transactions and unrealized appreciation and depreciation of investments are reported on a specific identification basis. Dividends and distributions to shareholders are recorded by the Fund on the ex-dividend date.

                               AMWAY MUTUAL FUND, INC.

                            NOTES TO FINANCIAL STATEMENTS
                                     (Continued)


NOTE 2--CAPITAL STOCK


At December 31, 1995, there were 20,000,000 shares of $1.00 par value capital stock authorized. Transactions in capital stock were as follows:



                                                      Year ended December 31,
                                                  ----------------------------
                                                      1995            1994
Shares:
 Outstanding, beginning of year                      8,566,411       8,007,216
                                                    ----------      ----------
 Sold                                                1,917,496       1,543,342
 Issued in payment of dividends                      1,734,037         428,960
                                                    ----------      ----------
                                                     3,651,533       1,972,302
 Redeemed                                            1,818,938       1,413,107
                                                    ----------      ----------
Net increase for the year                            1,832,595         559,195
                                                    ----------      ----------
Outstanding, end of year                            10,399,006       8,566,411
                                                    ----------      ----------
                                                    ----------      ----------



NOTE 3--INVESTMENT TRANSACTIONS


At December 31, 1995, the cost of investments owned was $67,517,642 for federal income tax purposes. Aggregate gross unrealized gains on securities in which there was an excess of market value over tax cost were $8,729,014. Aggregate gross unrealized losses on securities in which there was an excess of tax cost over market value were $657,646. Net unrealized gains for tax purposes were $8,071,368 at December 31, 1995.



Realized gains from sales of investments were determined on the basis of specific identification. For tax purposes, gains of $12,323,900 were realized on investments.




For the year ended December 31, 1995, cost of purchases and proceeds from sales of investments, other than corporate short-term notes, aggregated $119,335,736 and $117,814,475, respectively.


NOTE 4--INVESTMENT ADVISORY FEE AND OTHER TRANSACTIONS WITH AFFILIATES


The investment advisory and service contract between the Fund and Amway Management Company provides for an annual investment advisory and management fee, computed daily and payable quarterly, of .55 of 1% of total net assets. The advisory fees incurred by the Fund amounted to $378,693 in 1995. Under the Principal Underwriter Agreement between the Fund and Amway Management Company, the adviser receives a net commission for the distribution of the Fund's shares. This commission amounted to $406,631 in 1995.




Amway Stock Transfer Co. acts as the Fund's agent for transfer of the Fund's shares and disbursement of the Fund's distributions. The transfer agent fee incurred by the Fund amounted to $224,896 in 1995.


Certain officers and directors of the Fund are affiliated with the investment adviser and stock transfer agent.



The officers serve without compensation from the Fund. Directors' fees, amounting to $13,500 in 1995, were paid by Amway Management Company, the Fund's investment adviser. The director's payments consist of an annual retainer plus a per meeting fee.

                               AMWAY MUTUAL FUND, INC.

                            NOTES TO FINANCIAL STATEMENTS
                                     (Concluded)


NOTE 5--DATA PROCESSING SERVICE


Portfolio accounting services for the Fund in the amount of $30,736 are paid for through the use of directed brokerage commissions.




NOTE 6--EVENT SUBSEQUENT TO DECEMBER 31, 1995



A certain class of distributors of Amway Corporation and Amway of Canada, Ltd. (Corporations) received from each Corporation part of its distributor's profit-sharing bonus in Amway Mutual Fund, Inc. common stock shares. On January 11, 1996, the Corporations purchased 1,702,736 Amway Mutual Fund shares valued at $12,515,107 (based on the net asset value of $7.35 per share) and transferred the shares to these distributors.


SELECTED PER SHARE DATA AND RATIOS
(Selected data for each share of capital stock outstanding throughout each period.)



                                                           Year ended December 31,
                                                           -----------------------
                             1995*     1994      1993      1992      1991      1990      1989      1988      1987      1986
                             -----     ----      ----      ----      ----      ----      ----      ----      ----      ----
Net Asset Value,
  beginning of period        $6.88     $7.71     $7.57     $8.11     $6.82     $7.26     $6.49     $7.87     $7.82     $6.84
Income from investment
  operations:

Net investment income          .10       .03       .02       .02       .06       .08       .16       .16       .13       .12

Net gain (loss) on securities 1.98      (.49)      .78       .10      2.65      (.01)     1.93       .36       .47       .98
                             -----      ----      ----      ----      ----      ----      ----      ----      ----      ----
Total from investment
  operations                  2.08      (.46)      .80       .12      2.71       .07      2.09       .52       .60      1.10
                             -----      ----      ----      ----      ----      ----      ----      ----      ----      ----
Distributions:

Dividends (from net
investment income)             .11       .03       .02       .02       .06       .08       .16       .15       .13       .12
Distributions (from
  capital gains)              1.42       .34       .64       .64      1.36       .43      1.16      1.75       .42        --
                             -----      ----      ----      ----      ----      ----      ----      ----      ----      ----
Total distributions           1.53       .37       .66       .66      1.42       .51      1.32      1.90       .55       .12
                             -----      ----      ----      ----      ----      ----      ----      ----      ----      ----
Net Asset Value,
  end of period              $7.43     $6.88     $7.71     $7.57     $8.11     $6.82     $7.26     $6.49     $7.87     $7.82

Total Return**              30.55%    (5.87%)   10.85%     1.77%    41.81%     1.01%    32.83%     6.89%     8.02%    16.03%

Ratios/Supplemental Data
Net assets, end of period
  (000's omitted)          $77,248   $58,921   $61,741   $55,342   $53,238   $38,286   $39,029   $31,274   $32,765   $34,788

Ratio of expenses to
average net assets***         1.1%      1.1%      1.1%      1.1%      1.1%      1.2%      1.2%      1.3%      1.1%      1.2%

Ratio of net income to
average net assets            1.2%       .4%       .2%       .3%       .7%      1.1%      2.0%      1.9%      1.4%      1.4%

Portfolio turnover rate     173.3%     78.1%     91.5%    136.5%    160.4%    171.1%     14.6%    135.5%     15.3%     21.6%

Average commission
 rate per share             $.0598    $.0597    $.0682    $.0691    $.0697    $.0708    $.0684    $.0672    $.0669    $.0787





   *Effective May 1, 1995 Ark Asset Management Co., Inc. entered into a Sub-
    Advisory Agreement with the Fund. Kemper Financial Services previously served as the Fund's sub-advisor.


 ** Total return does not reflect the effect of the sales charge.



*** The Fund's portfolio accounting services expense in the amount of $2,500 per month ($30,000 annual base fee) was paid through the use of directed brokerage commissions. Ratio reflects fees paid with brokerage commissions only for calendar years ended December 31, 1995.

                               AMWAY MUTUAL FUND, INC.
                             INDEPENDENT AUDITORS' REPORT



To the Shareholders and
Board of Directors
Amway Mutual Fund, Inc.
Ada, Michigan




We have audited the accompanying statement of assets and liabilities of Amway Mutual Fund, Inc., including the schedule of portfolio investments, as of December 31, 1995, the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and the selected per share data and ratios for each of the ten years in the period then ended. These financial statements and per share data and ratios are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and per share data and ratios based on our audits.



We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and per share data and ratios are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and selected per share data and ratios. Our procedures included confirmation of securities owned as of December 31, 1995 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and selected per share data and ratios presentation. We believe that our audits provide a reasonable basis for our opinion.



In our opinion, the financial statements and selected per share data and ratios referred to above present fairly, in all material respects, the financial position of Amway Mutual Fund, Inc. as of December 31, 1995, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the selected per share data and ratios for each of the ten years in the period then ended in conformity with generally accepted accounting principles.




                                       BDO SEIDMAN, LLP
                                       Certified Public Accountants

Grand Rapids, Michigan
January 5, 1996

                               AMWAY MANAGEMENT COMPANY
                              MASTER PROFIT-SHARING PLAN

                               (As of January 1, 1989)

                                  TABLE OF CONTENTS



                                                                           Page
                                                                           ----

ARTICLE I     - DECLARATION OF TRUST . . . . . . . . . . . . . . . . . . .    1

                1.1  HISTORY OF PLAN AND TRUST . . . . . . . . . . . . .      1
                1.2  THIS DOCUMENT . . . . . . . . . . . . . . . . . . . .    1
                1.3  ADOPTING EMPLOYERS. . . . . . . . . . . . . . . . . .    2

ARTICLE II    - DEFINITIONS. . . . . . . . . . . . . . . . . . . . . . . .    2

ARTICLE III   - ELIGIBILITY AND PARTICIPATION. . . . . . . . . . . . . . .    8

                3.1  ELIGIBLE EMPLOYEES. . . . . . . . . . . . . . . . . .    8
                3.2  DATE OF PARTICIPATION . . . . . . . . . . . . . . . .    8
                3.3  SERVICE WITH A PREDECESSOR EMPLOYER . . . . . . . . .    8
                3.4  PARTICIPATION BY OWNER-EMPLOYEES. . . . . . . . . . .    8
                3.5  PARTICIPATION AFTER REEMPLOYMENT. . . . . . . . . . .    9

ARTICLE IV    - EMPLOYER DISCRETIONARY CONTRIBUTIONS . . . . . . . . . . .    9

                4.1  THIS ARTICLE GENERALLY. . . . . . . . . . . . . . . .    9
                4.2  EMPLOYER DISCRETIONARY CONTRIBUTIONS. . . . . . . . .    9
                4.3  TIME FOR PAYMENT OF CONTRIBUTIONS . . . . . . . . . .   10
                4.4  CONTRIBUTIONS BY LEASING ORGANIZATIONS. . . . . . . .   10
                4.5  NONREVERSION OF EMPLOYER CONTRIBUTIONS. . . . . . . .   10
                4.6  LIMITS ON ANNUAL ADDITIONS. . . . . . . . . . . . . .   11

ARTICLE V     - PARTICIPANTS' ACCOUNTS . . . . . . . . . . . . . . . . . .   11

                5.1  ESTABLISHMENT OF ACCOUNTS . . . . . . . . . . . . . .   11
                5.2  VESTED PORTION OF ACCOUNTS. . . . . . . . . . . . . .   11
                5.3  ROLLOVERS AND TRANSFERS FROM QUALIFIED PLANS. . . . .   11
                5.4  ADJUSTMENT FOR ERRORS . . . . . . . . . . . . . . . .   12

ARTICLE VI    - INVESTMENT AND VALUATION OF ACCOUNTS . . . . . . . . . . .   12

                6.1  INVESTMENT OF ACCOUNTS. . . . . . . . . . . . . . . .   12
                6.2  VALUATION OF ACCOUNTS . . . . . . . . . . . . . . . .   13


                                        C-162


ARTICLE VII   - DISTRIBUTION OF BENEFITS . . . . . . . . . . . . . . . . .   13

                7.1  TIME OF DISTRIBUTION. . . . . . . . . . . . . . . . .   13
                7.2  AMOUNT OF DISTRIBUTION. . . . . . . . . . . . . . . .   14
                7.3  METHOD OF DISTRIBUTION IN THE EVENT OF TERMINATION
                     OTHER THAN DEATH. . . . . . . . . . . . . . . . . . .   15
                7.4  METHOD OF DISTRIBUTION IN THE EVENT OF DEATH. . . . .   15
                7.5  CASH-OUT OF SMALL BENEFITS. . . . . . . . . . . . . .   17
                7.6  DISTRIBUTIONS PURSUANT TO A QUALIFIED
                     DOMESTIC RELATIONS ORDER. . . . . . . . . . . . . . .   17
                7.7  ELECTION OF BENEFITS. . . . . . . . . . . . . . . . .   18
                7.8  TRANSITION RULE . . . . . . . . . . . . . . . . . . .   18
                7.9  ELIGIBLE ROLLOVER DISTRIBUTIONS . . . . . . . . . . .   19

ARTICLE VIII  - WITHDRAWALS DURING EMPLOYMENT. . . . . . . . . . . . . . .   21

                8.1  WITHDRAWALS GENERALLY . . . . . . . . . . . . . . . .   21
                8.2  WITHDRAWAL OF NONDEDUCTIBLE EMPLOYEE CONTRIBUTIONS. .   21

ARTICLE IX    - LIMITATIONS ON ANNUAL ADDITIONS. . . . . . . . . . . . . .   21

                9.1  EMPLOYER WITH SINGLE PLAN . . . . . . . . . . . . . .   21
                9.2  EMPLOYER WITH MULTIPLE MASTER PLANS . . . . . . . . .   23
                9.3  EMPLOYER WITH OTHER INDIVIDUALLY DESIGNED PLAN. . . .   24
                9.4  EMPLOYER WITH DEFINED BENEFIT PLAN. . . . . . . . . .   24
                9.5  DEFINITIONS . . . . . . . . . . . . . . . . . . . . .   24

ARTICLE X     - FIDUCIARIES. . . . . . . . . . . . . . . . . . . . . . . .   27

                10.1  DESIGNATION OF FIDUCIARIES . . . . . . . . . . . . .   27
                10.2  EFFECT OF ASSISTANCE . . . . . . . . . . . . . . . .   28
                10.3  DIRECTIONS TO TRUSTEE. . . . . . . . . . . . . . . .   28

ARTICLE XI    - TRUSTEE. . . . . . . . . . . . . . . . . . . . . . . . . .   29

                11.1  GOOD FAITH ACTION. . . . . . . . . . . . . . . . . .   29
                11.2  ANNUAL ACCOUNTS. . . . . . . . . . . . . . . . . . .   29
                11.3  RELIANCE ON INFORMATION. . . . . . . . . . . . . . .   29

                                        C-163


                11.4  STANDARD OF CARE . . . . . . . . . . . . . . . . . .   30
                11.5  POWERS OF TRUSTEE. . . . . . . . . . . . . . . . . .   30
                11.6  TRUSTEE'S FEES AND EXPENSES. . . . . . . . . . . . .   30
                11.7  PAYMENT OF TAXES . . . . . . . . . . . . . . . . . .   31
                11.8  REMOVAL OR RESIGNATION . . . . . . . . . . . . . . .   31
                11.9  TRANSFERS FROM PRIOR TRUSTEE . . . . . . . . . . . .   31

ARTICLE XII   - TRUST FUND . . . . . . . . . . . . . . . . . . . . . . . .   31

                12.1  EXCLUSIVE BENEFITS OF TRUST. . . . . . . . . . . . .   31
                12.2  NO EMPLOYER INTEREST . . . . . . . . . . . . . . . .   32
                12.3  UNINVESTED FUNDS . . . . . . . . . . . . . . . . . .   32
                12.4  TYPES OF INVESTMENTS . . . . . . . . . . . . . . . .   32

ARTICLE XIII  - APPLICATION FOR BENEFITS AND APPEAL PROCEDURE. . . . . . .   32

                13.1  STANDARD PROCEDURES. . . . . . . . . . . . . . . . .   32
                13.2  REVIEW OF DECISIONS. . . . . . . . . . . . . . . . .   33

ARTICLE XIV   - TERMINATION OR AMENDMENT . . . . . . . . . . . . . . . . .   34

                14.1  AMENDMENT OR TERMINATION BY SPONSOR. . . . . . . . .   34
                14.2  TERMINATION BY EMPLOYER. . . . . . . . . . . . . . .   34
                14.3  AMENDMENT BY EMPLOYER. . . . . . . . . . . . . . . .   35
                14.4   LIMITATIONS ON AMENDMENTS AND TERMINATIONS. . . . .   35

ARTICLE XV    - MISCELLANEOUS. . . . . . . . . . . . . . . . . . . . . . .   36

                15.1  AGE. . . . . . . . . . . . . . . . . . . . . . . . .   36
                15.2  CONSTRUCTION . . . . . . . . . . . . . . . . . . . .   36
                15.3  EMPLOYMENT RIGHTS. . . . . . . . . . . . . . . . . .   36
                15.4  SPENDTHRIFT PROVISION. . . . . . . . . . . . . . . .   36
                15.5  MERGER OR CONSOLIDATION. . . . . . . . . . . . . . .   36
                15.6  PROHIBITED TRANSACTIONS. . . . . . . . . . . . . . .   36
                15.7  AGENT FOR SERVICE OF PROCESS . . . . . . . . . . . .   37
                15.8  FAILURE TO MAINTAIN QUALIFIED STATUS . . . . . . . .   37
                15.9  UNIFORMITY OF TREATMENT. . . . . . . . . . . . . . .   37
                15.10 ERISA. . . . . . . . . . . . . . . . . . . . . . . .   37
                15.11 GOVERNING LAW. . . . . . . . . . . . . . . . . . . .   37

SIGNATURE PAGE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   38


                               AMWAY MANAGEMENT COMPANY
                              MASTER PROFIT-SHARING PLAN

                            -----------------------------


                                      ARTICLE I

                                 DECLARATION OF TRUST


         1.1  HISTORY OF PLAN AND TRUST.

         AMWAY MUTUAL FUND, INC., a regulated investment company organized under the laws of the state of Delaware ("Sponsor"), and MICHIGAN NATIONAL BANK, a national banking association ("Trustee"), established the AMWAY DISTRIBUTORS SELF-EMPLOYED INDIVIDUALS TAX PROFIT-SHARING TRUST ("Master Plan").

         The Master Plan was established effective as of November 19, 1973 and has been periodically amended. It was most recently amended and restated as of January 1, 1985, under the name of the AMWAY MUTUAL FUND MASTER PROFIT-SHARING TRUST, and was subsequently amended by a First Amendment dated February 22, 1990.

         Pursuant to the Master Plan, Trustee has established a Trust Fund. The Trust Fund consists of contributions by Employers which have adopted the Master Plan. The Trust Fund shall also include the earnings, gains and losses that occur from the investment of the Trust Fund.

         1.2  THIS DOCUMENT.

         By this document, Sponsor and Trustee are amending and restating the Master Plan as of January 1, 1989. The amended and restated Master Plan is called the AMWAY MUTUAL FUND MASTER PROFIT-SHARING PLAN. It is intended to meet the requirements of Sections 401(a) and (d) and 501(a) of the Code.

         Generally, the provisions of the amended and restated Master Plan shall only apply to a Participant who terminates employment on or after January 1, 1989. If a Participant terminates employment before January 1, 1989, his rights and benefits shall be determined under the Master Plan in effect on his termination date, except as specifically provided.

         Effective as of September 1, 1993, the Sponsor of the Master Plan shall be Amway Management Company and the Master Plan shall be called the AMWAY MANAGEMENT COMPANY MASTER PROFIT-SHARING PLAN.

         1.3  ADOPTING EMPLOYERS.

         An Employer may use this Master Plan to establish a Plan for its Employees by entering into a Joinder Agreement with Trustee. The Employer may vary the terms and conditions of its Plan to the extent of the optional provisions of the Joinder Agreement.

         Notwithstanding any other provision, an Employer may not adopt the Master Plan as an amendment of a prior plan if that prior plan permitted a form of distribution other than lump sum payments or installment payments.

                                      ARTICLE II
                                     DEFINITIONS

         The following terms used in the Master Plan and in any Joinder Agreement shall have the meanings described in this Article, unless the context clearly indicates another meaning. All references in the Master Plan to specific Articles or Sections shall refer to Articles or Sections of the Master Plan, unless otherwise stated.

         2.1  ACCOUNTS.

         "Accounts" means, except as otherwise provided, all accounts maintained to record the interest of a Participant in the Plan.

         2.2  BENEFICIARY.

         "Beneficiary" means the person or persons, trust or entity designated under Section 7.4 to receive a benefit after the death of a Participant.

         2.3  CODE.

         "Code" means the Internal Revenue Code of 1986, as amended.

         2.4  COMPENSATION.

         "Compensation" means compensation as defined in Section 414(s) of the Code.

              (a) ITEMS INCLUDED. Compensation shall include all salary, hourly wages, overtime, incentive pay, bonuses and commissions that are actually paid to a Participant by the Employer during a Plan Year for personal services provided by the Participant. For any Self-Employed Individual covered under the Plan, Compensation means Earned Income. Other than for purposes of Article IX, Compensation shall include pay reduction contributions made on behalf of a Participant to a plan under Section 401(k) or Section 125 of the Code.

              (b) ITEMS EXCLUDED. Compensation shall exclude any extraordinary or nonrecurring Compensation such as (i) payments under the Plan or any other employee benefit plan; or (ii) the taxable portion of any noncash fringe benefit.

              (c) DOLLAR LIMIT. Effective for Plan Years beginning on or after January 1, 1989, Compensation of each Participant in a Plan Year shall be limited to the maximum amount permitted by Section 401(a)(17) of the code (the "Dollar Limit").

                   (i) For Plan Years beginning before 1994, the Dollar Limit shall be $200,000. The $200,000 maximum shall be increased at the same time and in the same manner as adjustments under Section 415(d) of the Code.

                   (ii) For Plan Years beginning after 1993, the Dollar Limit shall be $150,000. The $150,000 maximum shall be increased at the same time and in the same manner as adjustments under Section 415(d) of the Code, except that any increases shall be rounded to the next lowest multiple of $10,000.

              Further, effective for Plan Years beginning on or after January
1, 1990, the Compensation during the Plan Year of the Participant, the Participant's spouse and lineal descendants under age 19 shall be aggregated for purposes of the Dollar Limit. If the Dollar Limit is exceeded, then the Dollar Limit shall be prorated among the affected individuals in proportion to each individual's Compensation as determined under this Section prior to the application of the Dollar Limit.

         2.5  EARNED INCOME.

         "Earned Income" means net earnings from self-employment in the trade or business with respect to which the Master Plan is established, provided that the personal services of individuals are a material income-producing factor. Net earnings will be determined without regard to items not included in gross income and the deductions allocable to such items.

         Net earnings are reduced by contributions by an Employer to a Qualified Plan to the extent deductible under Section 404 of the Code. Further, for Plan Years beginning on or after January 1, 1990, net earnings shall be reduced by the deduction allowed under Section 164(f) of the Code.

         2.6  EMPLOYEE.

         "Employee" means any common-law employee or Leased Employee of the Employer or a Related Employer. "Employee" also means any Self-Employed Individual or Owner-Employee.

         An independent contractor is not an Employee. Further, a Leased Employee shall not be treated as an Employee of Employer if:

              (a) The Leased Employee is covered by a money purchase pension plan providing:

                   (i) A nonintegrated employer contribution rate equal to at least 10% of the Leased Employee's compensation. For this purpose, "compensation" includes amounts described in Section 9.5(b), plus any pay reduction contributions which are excludable from the Employee's gross income under Sections 125, 402(a)(8), 402(h) or 403(b) of the Code;

                   (ii)  Immediate participation; and

                   (iii)     Full and immediate vesting; and

              (b) Leased employees constitute less than 20% of the Employer's "nonhighly compensated work force," as defined in Section 414(n)(5)(C)(ii) of the Code.

         2.7  EMPLOYER.

         "Employer" shall mean a corporation, partnership or proprietorship which adopts the Master Plan by signing a Joinder Agreement.

         2.8  EMPLOYER CONTRIBUTION.

         "Employer Contribution" or "Employer Discretionary Contribution" means an Employer contribution to a Plan under Section 4.2.

         2.9  EMPLOYER CONTRIBUTION ACCOUNT.

         "Employer Contribution Account" means the account maintained for a Participant recording the total Employer Contributions on his behalf under
Section 4.2, adjusted as provided in Article VI.

         2.10  ERISA.

         "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

         2.11  JOINDER AGREEMENT.

         "Joinder Agreement" means the written document used by an Employer to adopt the Master Plan or amend its prior adoption of the Master Plan (or one of its predecessors).

         2.12  LEASED EMPLOYEE.

         "Leased Employee" means any person who is not a common-law employee of the Employer and who performs services for the Employer under the following circumstances:

              (a) The services are pursuant to an agreement between a leasing organization and the Employer;


              (b)  The person performs the services for the Employer (or
Related Employers) on a substantially full-time basis for at least one year; and

              (c) The services are of a type historically performed in the Employer's business by common-law employees.

         2.13  MASTER PLAN.

         "Master Plan" means the AMWAY MUTUAL FUND MASTER PROFIT-SHARING PLAN. However, effective as of September 1, 1993, "Master Plan" means the AMWAY MANAGEMENT COMPANY MASTER PROFIT-SHARING PLAN.

         2.14  MUTUAL FUND.

         "Mutual Fund" means Amway Mutual Fund, Inc.

         2.15  NONDEDUCTIBLE EMPLOYEE CONTRIBUTION ACCOUNT.

         "Nondeductible Employee Contribution Account" means the account maintained for a Participant recording his total voluntary after-tax contributions made under the prior provisions of the Master Plan, adjusted as provided in Article VI.

         2.16  NORMAL RETIREMENT AGE.

         "Normal Retirement Age" means the earlier of the following:

              (a)  The Participant attains age 65; or

              (b) The Participant is at least age 591/2 and has participated in the Plan for at least five years.

         2.17  OWNER-EMPLOYEE.

         "Owner-Employee" means a sole proprietor, or a partner owning more than 10% of either the capital or profits interest of the Employer.

         2.18  PARTICIPANT.

         "Participant" means an Employee who has met the requirements for participation under Article III.

         2.19  PLAN.

         "Plan" means the Plan established by an Employer signing a Joinder Agreement.

         2.20  PLAN ADMINISTRATOR.

         "Plan Administrator" means the named fiduciary responsible for the operation and administration of the Plan. The Employer shall be the Plan Administrator.

         2.21  PLAN YEAR.

         "Plan Year" means the 12-consecutive-month period coinciding with the Employer's taxable year.

         2.22  QUALIFIED DOMESTIC RELATIONS ORDER.

         "Qualified Domestic Relations Order" means a qualified domestic relations order under Section 414(p) of the Code. The Plan Administrator shall determine whether a judicial order which requires the payment of Plan benefits to an alternate payee is a Qualified Domestic Relations Order.

         2.23  QUALIFIED PLAN.

         "Qualified Plan" means a retirement plan meeting the requirements of Sections 401(a) and 501(a) of the Code.

         2.24  RELATED EMPLOYER.

         "Related Employer" means (a) any member of a controlled group of corporations in which the Employer is a member, as defined in Section 414(b) of the Code; (b) any other trade or business which is under common control of or with the Employer, as defined in Section 414(c) of the Code; (c) any member of an affiliated service group with the Employer, as defined in Section 414(m) of the Code; and (d) any other entity required to be aggregated with the Employer pursuant to regulations under Section 414(o) of the Code.

         2.25  SELF-EMPLOYED INDIVIDUAL.

         "Self-Employed Individual" means an individual who has Earned Income from the trade or business for which the Plan is established and an individual who would have had Earned Income but for the fact the trade or business had no net profits for the taxable year.

         2.26  SPONSOR.

         "Sponsor" means Amway Mutual Fund, Inc. However, effective as of September 1, 1993, "Sponsor" means Amway Management Company.

          2.27  SPOUSE.

         "Spouse" means the person to whom a Participant is legally married. A former spouse shall be treated as a Spouse to the extent provided in a Qualified Domestic Relations Order.

         2.28  TOTAL DISABILITY.

         "Total Disability" means a total and permanent inability of the Participant to perform the duties of his employment, as a result of a physical or mental condition of the Participant. The existence of a Total Disability shall be established by the certification of a physician or physicians selected by the Plan Administrator, unless the Plan Administrator determines that an examination is unnecessary.

         2.29  TRUST OR TRUST FUND.

         "Trust" or "Trust Fund" means the assets held under the Master Plan.

         2.30  TRUSTEE.

         "Trustee" means Michigan National Bank, or its successor in interest.


                                     ARTICLE III

                            ELIGIBILITY AND PARTICIPATION


         3.1  ELIGIBLE EMPLOYEES.

         Each Employee of Employer or a Related Employer shall be eligible to participate in the Plan on the date provided in Section 3.2.

         3.2  DATE OF PARTICIPATION.

         Each Employee eligible under Section 3.1 shall become a Participant on the date he completes one Year of Service or the date the Plan is established, whichever is later. Prior to January 1, 1994, a Year of Service means 12 months of employment with Employer or a Related Employer (while related), whether or not consecutive. However, effective as of January 1, 1994, for this purpose, a Year of Service shall be defined in the Employer's Joinder Agreement.

         3.3  SERVICE WITH A PREDECESSOR EMPLOYER.

         If the Employer maintains the plan of a predecessor employer, service for that predecessor employer shall be considered for purposes of determining if the Employee has completed a Year of Service.

         3.4  PARTICIPATION BY OWNER-EMPLOYEES.

         Notwithstanding the provisions of Section 3.1, no Owner-Employer may become a Participant in the Plan if the Owner-Employee, either alone or as part of a group of two or more Owner-Employees, (a) controls both the business to which this Plan applies and another unincorporated trade or business, unless a plan is established with respect to the other trade or business and that plan when taken together with this Plan would form a single plan which would satisfy the requirements of Sections 401(a) and (d) of the Code with respect to the employees of this and all other trades or businesses; or (b) does not control the business to which this Plan applies but does control another unincorporated trade or business, unless a plan is established with respect to that trade or business which satisfies the requirements of Sections 401(a) and (d) of the Code and provides contributions and benefits which are not less favorable than the contributions and benefits provided the Owner-Employees under this Plan.

         As used in this Section, "control" means ownership of more than 50% of the trade or business involved. The provisions of this paragraph do not apply where the only persons who would be covered by a plan for the other unincorporated trade or business would be the Owner-Employee or a group of Owner-Employees who control the other unincorporated trade or business. For purposes of the preceding sentence, an Owner-Employee, or two or more Owner-Employees, shall be treated as owning any interest in a partnership which is owned, directly or indirectly, by a partnership which such Owner-Employee, or such two or more Owner-Employees, are considered to control within the meaning of the preceding sentence.

         3.5  PARTICIPATION AFTER REEMPLOYMENT.

         An Employee who terminates employment after becoming a Participant shall again be a Participant immediately upon being rehired by the Employer.


                                      ARTICLE IV

                         EMPLOYER DISCRETIONARY CONTRIBUTIONS

         4.1  THIS ARTICLE GENERALLY.

         An Employer shall contribute to the Trust Fund on behalf of each Participant in accordance with this Article, subject to the limitations of the Master Plan.

         Employer Contributions may be made without regard to whether Employer has current or accumulated profits. However, the Plan shall be considered a profit-sharing plan for purposes of Sections 401(a), 402, 412 and 417 of the Code.

         The Employer Contribution for any Plan Year shall not exceed the maximum deductible contribution to the Plan under Section 404 of the Code. Generally, this amount is 15% of the Participants' Compensation.

         4.2  EMPLOYER DISCRETIONARY CONTRIBUTIONS.

              (a) AMOUNT OF CONTRIBUTION. For each Plan Year, an Employer may make a Discretionary Contribution to the Trust Fund. The Employer shall determine the amount of any Discretionary Contribution. No Employer Discretionary Contribution is required.

              (b) ELIGIBILITY TO SHARE IN ALLOCATION. As of the last Valuation Date of the Plan Year, Trustee shall allocate the Employer's Discretionary Contribution for the Plan Year among all Participants who have Compensation from Employer during the Plan Year.

              (c) ALLOCATION PROCEDURE. The amount of the Employer Discretionary Contribution allocated to an eligible Participant shall be based on the ratio that the Participant's Compensation for the Plan Year bears to the total Compensation of all eligible Participants for the Plan Year.

              Trustee shall allocate the Employer Discretionary Contribution for each Plan Year as soon as administratively feasible after receiving the contribution. The Plan Administrator shall deliver to Trustee the information necessary to perform the allocation.

         4.3  TIME FOR PAYMENT OF CONTRIBUTIONS.

         The Employer Contribution for a Plan Year shall be made within the time prescribed for filing the Employer's federal income tax return for the Plan Year, including extensions.

         4.4  CONTRIBUTIONS BY LEASING ORGANIZATIONS.

         If a Leased Employee is a Participant in an Employer's Plan and a Qualified Plan maintained by a leasing organization, any contributions by the leasing organization to its Qualified Plan with regard to services provided by the Leased Employee for the Employer shall be treated as Employer Contributions for purposes of Section 4.2.

         4.5  NONREVERSION OF EMPLOYER CONTRIBUTIONS.

         The Employer shall have no direct or indirect interest in the Trust Fund, except as follows:

              (a) The Trust Fund may be used to defray the reasonable expenses of administering the Plan and Trust Fund.

              (b) If any contribution is conditioned on its deductibility under Section 404 of the Code and all or part of the contribution is not deductible, the portion which is not deductible may be returned to the Employer within one year after it is determined not to be deductible.

              (c) If a contribution is made by the Employer under a mistake of fact, the portion of the contribution resulting from the mistake of fact may be returned to the Employer within one year after the date of payment.

         4.6  LIMITS ON ANNUAL ADDITIONS.

         The amount allocated to a Participant under this Article is subject to the limits on annual additions described in Article IX.

                                      ARTICLE V

                                PARTICIPANTS' ACCOUNTS

         5.1  ESTABLISHMENT OF ACCOUNTS.

         Trustee shall establish and maintain an Employer Contribution Account for each Participant. If a Participant or an eligible Employee rolls over or transfers a distribution from another Qualified Plan under Section 5.3, Trustee shall also establish a Rollover Account in the Participant's name.

         Effective for Plan Years beginning on or after January 1, 1989, no nondeductible employee contributions are permitted under the Master Plan. However, Trustee shall maintain a Nondeductible Employee Contribution Account for each affected Participant to record any contributions made during the period those types of contributions were permitted.

         The maintenance of separate Accounts shall be for recordkeeping purposes only. The Accounts shall be commingled for investment purposes.

         5.2  VESTED PORTION OF ACCOUNTS.

         Each Participant's interest in his Employer Contribution Account, Rollover Account and Nondeductible Employee Contribution Account shall be at all times fully vested and nonforfeitable.

         5.3  ROLLOVERS AND TRANSFERS FROM OTHER QUALIFIED PLANS.

              (a) ROLLOVERS. A Participant, or an eligible Employee who shall be eligible to become a Participant upon satisfying the service requirement under Section 3.2, may elect to roll over to Trustee a distribution from a Qualified Plan.

              An amount may be rolled over under this Section only if the Trustee receives the amount:

                   (i) Effective as of January 1, 1993, as a Direct Rollover from another Qualified Plan;

                   (ii) Within 60 days after the Participant received the amount as a lump sum distribution (as defined in Section 402(e)(4) of the Code) from a Qualified Plan; or

                   (iii) Within 60 days after the Participant received the amount from an individual retirement account which contains no assets other than those representing employer contributions to a Qualified Plan and earnings on those assets.

              The amount rolled over shall be placed in a fully vested Rollover Account on behalf of the Participant. The Rollover Account shall be adjusted along with the Participant's other Accounts under Article VI.


              (b) TRANSFERS. A Participant or an eligible Employee who shall be eligible to become a Participant upon satisfying the service requirement under Section 3.2, may also have his accrued benefit in a Qualified Plan transferred directly to Trustee in a trustee-to-trustee transfer, unless the transfer would cause the Plan to be deemed a "transferee plan" within the meaning of Section 401(a)(B)(iii) of the Code.

         5.4  ADJUSTMENT FOR ERRORS.

         The Plan Administrator may direct Trustee to correct any error by any making adjustments to the Participants' Accounts. The Employer may make an additional or alternative contribution where appropriate to correct an error. Any contribution made under this Section shall be allocated in a manner which corrects the error.

                                      ARTICLE VI

                         INVESTMENT AND VALUATION OF ACCOUNTS

         6.1  INVESTMENT OF ACCOUNTS.

         Prior to September 1, 1993, each Participant's Accounts shall be invested in the Mutual Fund. However, effective as of September 1, 1993, each Participant's Accounts shall be invested in the Mutual Fund and/or the Cash Equivalent Fund. If a Participant fails to make an investment election, his Accounts shall be invested in the Mutual Fund.

         Any investment election made by a Participant shall continue in effect until changed by the Participant. A Participant may change his investment election at any time by delivering a new written investment election to Sponsor in advance. The change in investment election may apply to future contributions, amounts already invested, or both.

         The terms and conditions of making and changing investment elections shall also be subject to any requirements imposed by the Mutual Fund and the Cash Equivalent Fund.

         6.2  VALUATION OF ACCOUNTS.

         The Mutual Fund and the Cash Equivalent Fund shall be valued on each business day. The value of a Participant's Accounts as of any date shall be the number of shares of the Mutual Fund credited to a Participant's Accounts as of that date, multiplied by the market value per share of the Mutual Fund, plus the amount in the Cash Equivalent Fund credited to the Participant's Accounts as of that date.

         The Trustee shall provide each Participant with a statement regarding the value of his Accounts as of the last day of each Plan Year and at other times as agreed to by his Employer and Trustee.

                                     ARTICLE VII

                               DISTRIBUTION OF BENEFITS

         7.1  TIME OF DISTRIBUTION.

              (a) GENERAL RULE. A Participant may request payment of benefits at any time after his Total Disability, attainment of Normal Retirement Age, or termination of employment with the Employer. The Participant's Beneficiary may request payment of benefits at any time after the Participant's death.

              Payment shall be made as soon as administratively feasible after the date a written request for payment is received by the Employer.

              (b) SIXTY-DAY RULE. Unless the Participant elects otherwise, payment of benefits must begin within 60 days after the close of the Plan Year in which the latest of the following occurs:

                   (i) The Participant attains the later of age 62 or Normal Retirement Age;

                   (ii) The Participant terminates his service with the Employer; or

                   (iii) The tenth anniversary of the date the Participant began participation in the Plan.

    No distribution is required under this subsection if a Participant who is eligible for a distribution fails to request a distribution. The Participant shall be considered to have elected a deferred distribution.

              (c) AGE 70 1/2 DISTRIBUTION RULE. Except as provided in Section 7.8, payment of benefits must begin no later than April 1 following the calendar year in which the Participant attains age 70 1/2.

              (d) EXCISE TAX ON EARLY DISTRIBUTIONS. If a Participant receives a distribution from the Plan before the Participant attains age 591/2, an excise tax equal to 10% of the amount of the distribution may be imposed on the Participant, unless one of the following exceptions applies:

                   (i) The distribution is rolled over to an individual retirement account or other Qualified Plan within 60 days after receipt;

                   (ii) The distribution is made as a result of the Participant's termination of employment with the Employer after the Participant attains age 55;

                   (iii) The distribution is made as a result of the Participant's death;

                   (iv) The distribution is made as a result of the Participant's disability within the meaning of Section 72(m)(7) of the Code;

                   (v) The distribution is used to pay deductible medical expenses (medical expenses exceeding 71/2% of adjusted gross income); or

                   (vi) The distribution is made under a Qualified Domestic Relations Order.

         7.2  AMOUNT OF DISTRIBUTION.

         The amount distributed to a Participant shall be the value of his Accounts as of the date or dates his interest in the Mutual Fund is sold.

         7.3  METHOD OF DISTRIBUTION IN THE EVENT OF TERMINATION OTHER THAN
DEATH.

         This Section shall apply if a Participant terminates employment for a reason other than death.


              (a) OPTIONAL METHODS OF PAYMENT. The Participant's Accounts shall be distributed in one of the following ways:

                   (i)  Lump sum payment;

                   (ii) Monthly installments or, effective as of January 1, 1993, other installments over a period not exceeding the Participant's life expectancy or the joint life expectancies of the Participant and his Beneficiary; or

                   (iii)  A combination of the above methods of distribution.

              (b) MINIMUM DISTRIBUTION REQUIREMENT. Notwithstanding any other provision, the distribution under this Section shall satisfy the minimum distribution requirements of Section 401(a)(9) of the Code, including the incidental death benefit requirement of Section 401(a)(9)(G). The distribution shall comply with the requirements under Treas. Reg. Section1.401(a)(9)-2.

         7.4  METHOD OF DISTRIBUTION IN THE EVENT OF DEATH.

         This Section shall apply if a Participant dies before the amount in his Accounts is completely distributed.

              (a) DEATH AFTER COMMENCEMENT OF BENEFITS. If the Participant begins receiving a distribution of benefits from the Plan before his death and the Participant dies after the required beginning date described in Section 7.1(c), the remaining amount in his Accounts shall be distributed to his Beneficiary under the method of distribution elected by the Participant unless the Beneficiary elects a more rapid form of distribution from the optional methods of payment described in Section 7.3(a).

              If the Participant begins receiving a distribution of benefits from the Plan before his death and the Participant dies before the required beginning date described in Section 7.1(c), the remaining amount in his Accounts shall be distributed to his Beneficiary under the five-year rule described in subsection (b).

              (b) DEATH BEFORE COMMENCEMENT OF BENEFITS. If the Participant dies before receiving any distribution of benefits from the Plan, the amount in his Accounts shall be distributed to his Beneficiary. The distribution shall be in the form elected by the Participant prior to his death. If no election has been made, the form of distribution shall be elected by the Beneficiary from the optional methods of payment described in Section 7.3(a). The distribution shall be completed within five years after the death of the Participant, unless one of the following two exceptions to the five-year rule applies:

                   (i) The distributions are made in substantially equal installments over a period not exceeding the life expectancy of the Beneficiary, and distributions begin within one year after the Participant's death.

                   (ii) If the Beneficiary is the Participant's Spouse, the distributions begin no later than the date on which the Participant would have attained age 701/2 and are made over a period not exceeding the life expectancy of the Spouse. If the Spouse dies before the distribution begins, subsequent distributions shall be made as if the Spouse were the Participant.

    If the Beneficiary elects to receive a distribution under one of the two exceptions to the five-year rule, the Beneficiary must make the election no later than the earlier of: December 31 of the calendar year in which distributions would be required to begin under the two exceptions to the five-year rule, or December 31 of the calendar year which contains the fifth anniversary of the date of the death of the Participant.

              (C) DESIGNATION OF BENEFICIARY. If the Participant is married at the time of his death, the Beneficiary of any death benefits shall be the Participant's Spouse, despite any designation to the contrary, unless the Spouse consents to a different or additional Beneficiary. The Spouse's consent shall be in writing and shall be witnessed by a Plan representative or a notary public.

              If the Participant is not married, the Participant may in writing designate any person or persons as Beneficiary on a form provided by the Plan Administrator. If the Participant is married but the Participant's Spouse has consented to a different or additional Beneficiary, the Participant may in writing designate that person as a Beneficiary. Subject to these rules, the Participant may change the Beneficiary designation at any time by completing a new form and filing it with the Plan Administrator.

              The Plan Administrator shall determine the rights of any trustee designated as a Beneficiary without responsibility for determining the validity, existence or provisions of that trust, and shall not have responsibility for the application of sums paid to that trustee or for the discharge of the trust.

              If the Participant designates more than one Beneficiary and a Beneficiary dies before benefit payments are completed, the heirs or estate of the deceased Beneficiary shall not receive any benefits from the Plan. Instead, the share payable to the deceased Beneficiary shall be paid to the Beneficiaries who are still living. Payment shall be made in proportion to the shares otherwise payable to the living
Beneficiaries.

              If the Participant fails to designate a Beneficiary or if no Beneficiary survives the Participant, distribution shall be made in equal shares to the members of the first of the classes listed below having a living member on the date the distribution is payable. The classes, in order of priority, are as follows:

                   (i)  The Participant's Spouse; or

                   (ii)  The Participant's estate.

              The facts as shown by the records of the Plan Administrator at the time of death shall be conclusive as to the identity of the proper payee, and the records of Trustee shall be conclusive as to the amount properly payable. The distribution made in accordance with such state of facts shall constitute a complete discharge of all obligations under the provisions of the Plan.

         7.5  CASH-OUT OF SMALL BENEFITS.

         If the Participant or his Beneficiary is eligible to receive a distribution under this Article and the amount in the Participant's Accounts does not exceed $3,500, the Plan Administrator shall distribute the amount to the Participant or his Beneficiary in a lump sum. Payment shall be made as soon as administratively feasible after the Participant's termination of employment or death.

         No distribution shall be made pursuant to this Section after the Participant or his Beneficiary has begun to receive a distribution under this
Article in installment payments unless the Participant or Beneficiary consent, in writing, to the distribution in the form of a lump sum.

         7.6  DISTRIBUTIONS PURSUANT TO A QUALIFIED DOMESTIC RELATIONS ORDER.


         Benefits payable to an alternate payee under a Qualified Domestic Relations Order shall be paid in accordance with the terms of the order. However, the order may not require a distribution which is impermissible under the terms of the Plan and applicable law.

         A Qualified Domestic Relations Order may provide for any method of distribution described in Section 7.3. Alternatively, the order may provide for a lump sum distribution of the alternate payee's benefits as soon as administratively feasible after the order is entered by the court and recognized by the Plan Administrator as a Qualified Domestic Relations Order. During the time the alternate payee's interest remains in the Plan, it shall be invested in the manner described in Section 6.1.

         Notwithstanding the provisions of the preceding paragraph, the alternate payee's benefits shall be distributed only from the Participant's Accounts. The amount distributed to the alternate payee shall not exceed the amount in the Participant's Accounts.

         7.7  ELECTION OF BENEFITS.

         Except as otherwise provided in the Plan, the election of the method of distribution of benefits shall be made by the Participant, if living, or by his Beneficiary if the Participant is deceased. The election shall be made in writing. The election may be revoked or changed, but may not be changed after the first payment has been made without the consent of the Plan Administrator. The Employer shall communicate the method of distribution to Trustee, and Trustee may rely on such communication in making the distribution.

         7.8  TRANSITION RULE.

         Subject only to the distribution requirements of Sections 7.3(b) and 7.4(c), if applicable, a distribution on behalf of any Participant may be made in accordance with the following requirements (regardless of when the distribution commences):

              (a)  The distribution would not have disqualified the Plan under
Section 401(a)(9) of the Code as in effect before amendment by the Tax Reform Act of 1984.

              (b) The distribution is in accordance with a method of distribution designated by the Participant whose interest in the Plan is being distributed or, if the Participant is deceased, by a Beneficiary of the Participant.

              (c) The designation was in writing, was signed by the Participant or the Beneficiary and was made before January 1, 1984.

              (d) The Participant had accrued a benefit under the Plan as of December 31, 1983.

              (d) The method of distribution designated by the Participant or the Beneficiary specifies the time at which distributions shall commence, the period over which distributions shall be made and, in the case of any distribution upon the Participant's death, the Beneficiaries of the Participant are listed in order of priority.

              A distribution upon death will not be covered by this transitional rule unless the information in the designation contains the required information described above with respect to the distributions to be made upon the death of the Participant.

              For any distribution which commences before January 1, 1984, but continues after December 31, 1983, the Participant, or the Beneficiary, to whom such distribution is being made shall be presumed to have designated the method of distribution under which the distribution is being made if the method of distribution was specified in writing and the distribution satisfies the requirement in subsections (a) and (e) above.

              If a designation is revoked, any subsequent distribution must satisfy the requirements of Section 401(a)(9) of the Code, as amended. Any changes in the designation shall be considered to be a revocation of the designation. However, the mere substitution or addition of another Beneficiary (one not named in the designation) under the designation shall not be considered to be a revocation of the designation, so long as such distribution or addition does not alter the period over which distributions are to be made under the designation, directly or indirectly (for example, by altering the relevant measuring life).

         7.9  ELIGIBLE ROLLOVER DISTRIBUTIONS.

         Effective as of January 1, 1993, if a Distributee receives an Eligible Rollover Distribution from the Plan, the following rules supersede any other provisions in this Article.

              (a) NOTICE REQUIREMENT. No less than 30 days and no more than 90 days before a distribution, the Plan Administrator shall provide the Distributee with a written explanation of:

                   (i) The rules under which the distribution may be paid in a Direct Rollover to an Eligible Retirement Plan;

                   (ii) The rules that require income tax withholding if the distribution is not paid in a Direct Rollover;

                   (iii) The rules under which the Distributee may roll over the distribution within 60 days of receipt; and

                   (iv)  Any other applicable tax rules.

    However, the Distributee may elect to begin receiving benefits within 30 days after being provided the written notice, provided the Distributee is given at least 30 days after receipt of the written notice to consider whether or not to receive a Direct Rollover and the Distributee is clearly informed of this right.

              (b) DIRECT ROLLOVER. The Distributee may elect a Direct Rollover of the distribution to an Eligible Retirement Plan. However, the Distributee's right to elect a Direct Rollover is subject to the following:

                   (i) A Direct Rollover shall not be permitted if the amount of the distribution is less than $200;

                   (ii) A Distributee may elect a Direct Rollover of a portion of the distribution and elect to receive the remaining amount, provided the amount of the Direct Rollover is at least $500;

                   (iii) A Distributee may not elect a Direct Rollover to more than one Eligible Retirement Plan; and

                   (iv) The Distributee shall supply the Plan Administrator with any information the Plan Administrator reasonably requests in connection with the Direct Rollover.

              (c) INCOME TAX WITHHOLDING. Mandatory income tax withholding shall apply to the portion of the Eligible Rollover Distribution for which the Distributee does not elect a Direct Rollover.

              (d) DEFINITIONS. The following definitions apply for purposes of this Section:

                   (i) "DIRECT ROLLOVER" means the payment of an Eligible Rollover Distribution by the Plan to an Eligible Retirement Plan specified by the Distributee. However, for purposes of Section 5.3, a "Direct Rollover" means the payment of an Eligible Rollover Distribution by another Qualified Plan to the Plan.

                   (ii) "DISTRIBUTEE" means a Participant, the Participant's Spouse or an alternate payee under a Qualified Domestic Relations Order.

                   (iii) "ELIGIBLE RETIREMENT PLAN" means an eligible retirement plan, as defined in Section 401(a)(31) of the Code, that accepts the Distributee's Eligible Rollover Distribution. An Eligible Retirement Plan includes an individual retirement account, an individual retirement annuity, an annuity plan described in Section 403(a) of the Code and a Qualified Plan. However, if an Eligible Rollover Distribution is made to a Spouse, an Eligible Retirement Plan is an individual retirement account or an individual retirement annuity.

                   (iv) "ELIGIBLE ROLLOVER DISTRIBUTION" means an eligible rollover distribution under Section 402(c)(4) of the Code. This includes any distribution from a Participant's Accounts, except the following:

                        (A) A distribution that is required under Section 401(a)(9) of the Code;

                        (B) A distribution for a specified period of ten or more years; or

                        (C) A distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) made for the life (of life expectancy) of the Distributee or the joint lives (or joint life expectancies) of the Distributee and his Beneficiary.


                                     ARTICLE VIII

                            WITHDRAWALS DURING EMPLOYMENT

         8.1  WITHDRAWALS GENERALLY.

         Except as provided in this Article and Sections 7.1(a) and (c), a Participant may not receive a withdrawal or distribution from the Plan while the Participant is actively employed by the Employer.

         8.2  WITHDRAWAL OF NONDEDUCTIBLE EMPLOYEE CONTRIBUTIONS.

         A Participant may withdraw all or any part of his nondeductible employee contributions made before January 1, 1987, or the amount in his Nondeductible Employee Contribution Account, whichever is less, by making a written request to Trustee. Nondeductible employee contributions made after 1986 and any investment earnings relating to the nondeductible employee contributions shall not be withdrawn.



                                      ARTICLE IX

                           LIMITATIONS ON ANNUAL ADDITIONS

         9.1  EMPLOYER WITH SINGLE PLAN.

         If the Employer does not maintain, and has never maintained, any other Qualified Plan or Welfare Benefit Fund or Individual Medical Benefit Account in addition to this Plan, the contributions and the allocations made to the Plan shall be subject to the provisions of this Section.

              (a) If an Employer does not maintain, and has never maintained, any other Qualified Plan or Welfare Benefit Fund or Individual Medical Benefit Account, the amount of annual additions which may be allocated under this Plan on a Participant's behalf for a Limitation Year shall not exceed the lesser of the Maximum Permissible Amount or any other limitation contained in this Plan. If the Employer contribution that would otherwise be contributed or allocated to the Participant's Account would cause the Annual Additions for the Limitation Year to exceed the Maximum Permissible Amount, the amount contributed or allocated shall be reduced so that the Annual Additions for the Limitation Year shall equal the Maximum Permissible Amount.

              (b) Prior to the determination of the Participant's actual Compensation for a Limitation Year, the Maximum Permissible Amount may be determined on the basis of the Participant's estimated annual Compensation for such Limitation Year. Estimated annual Compensation shall be determined on a reasonable basis and shall be uniformly determined for all Participants similarly situated.

              (c) As soon as is administratively feasible after the end of the Limitation Year, the Maximum Permissible Amount for such Limitation Year shall be determined on the basis of the Participant's actual Compensation for such Limitation Year.

              (d) If there is an Excess Amount with respect to a Participant for a Limitation Year, such Excess Amount shall be disposed of as follows:

                   (i) In the event that the Participant is employed by the Employer at the end of the Limitation Year, then the remaining Excess Amount shall be reapplied to reduce future Employer contributions under this Plan for the next Limitation Year (and for such succeeding year, as necessary) for that Participant.

                   (ii) In the event that the Participant is not employed by the Employer at the end of the Limitation Year, then the remaining Excess Amount shall be held unallocated in a suspense account. The suspense account shall be applied to reduce future Employer contributions for all remaining Participants in the next Limitation Year (and succeeding year, as necessary). The suspense account shall not share in the allocation of the Plan's investment gains and losses. If there is a suspense account in existence at any time during a particular Limitation Year, all amounts in the suspense account must be allocated and reallocated to Participants' Accounts before any contributions may be made to the Plan for that Limitation Year. Excess amounts may not be distributed to Participants or former Participants.

         9.2  EMPLOYER WITH MULTIPLE MASTER PLANS.

         If the Employer maintains, in addition to this Plan, one or more other Qualified Plans all of which are qualified Master or Prototype defined contribution plans or a Welfare Benefit Fund or an Individual Medical Benefit Account, the contributions to this Plan shall be subject to the provisions of this Section.

              (a) If, in addition to this Plan, the Employer maintains any other qualified defined contribution plan (all of which are qualified Master or Prototype plans), the amount of Annual Additions which may be allocated under this Plan on a Participant's behalf for a Limitation Year shall not exceed the Maximum Permissible Amount, reduced by the sum of any Annual Additions allocated to the Participant's Accounts for the same Limitation Year under such other defined contribution plans or a Welfare Benefit Fund or an Individual Medical Benefit Account. If the Annual Additions with respect to the Participant under other defined contribution plans or Welfare Benefit Funds or Individual Medical Benefit Accounts maintained by the Employer are less than the Maximum Permissible Amount, and the Employer contribution that would otherwise be contributed or allocated to the Participant's Account under this Plan would cause the Annual Additions for the Limitation Year to exceed this limitation, the amount contributed or allocated shall be reduced so that the Annual Additions under all such plans and funds for the Limitation Year shall equal the Maximum Permissible Amount. If the Annual Additions with respect to the Participant under such other defined contribution plans, Welfare Benefit Funds and Individual Medical Benefit Accounts in the aggregate are equal to or greater than the Maximum Permissible Amount, no amount shall be contributed or allocated to the Participant's account under this Plan for the Limitation Year.

              (b) Prior to the determination of the Participant's actual Compensation for the Limitation Year, the amounts referred to in subsection (a) above, may be determined in the manner described in Section 9.1(b).

              (c) As soon as is administratively feasible after the end of the Limitation Year, the amounts referred to in subsection (a) shall be determined on the basis of the Participant's actual Compensation for such Limitation Year.

              (d) If a Participant's Annual Additions under this Plan and all such other plans result in an Excess Amount, that Excess Amount shall be deemed to consist of the Annual Additions last allocated. However, Annual Additions attributable to a Welfare Benefit Fund or an Individual Medical Benefit Account shall be deemed to have been allocated first regardless of the actual allocation date.

              (e) If an Excess Amount was allocated to a Participant on an allocation date of this Plan which coincides with an allocation date of another plan, the Excess Amount attributed to this Plan shall be the product of:

                   (i) The total Excess Amount allocated on such date (including any amount which would have been allocated but for the limitations of Section 415 of the Code); multiplied by

                   (ii) The ratio of: (A) the Annual Additions allocated to the Participant as of such date under this Plan; to (B) the total Annual Additions allocated as of such date under all qualified defined contribution plans (determined without regard to the limitations of Section 415 of the Code).

              (f) Any Excess Amounts attributed to this Plan shall be disposed of as provided in Section 9.1(d).

         9.3  EMPLOYER WITH OTHER INDIVIDUALLY DESIGNED PLAN.

         If the Employer also maintains another plan which is a qualified defined contribution plan other than a Master or Prototype Plan, the annual additions allocated under this Plan on behalf of any Participant shall be limited in accordance with the provisions of Section 9.2 as though the other plan were a Master or Prototype Plan, unless the Employer provides other limitations in its Joinder Agreement.

         9.4  EMPLOYER WITH DEFINED BENEFIT PLAN.

         If the Employer maintains, or at any time maintained, a qualified defined benefit plan covering any Participant in this Plan, the sum of the Participant's Defined Benefit Plan Fraction and Defined Contribution Plan Fraction shall not exceed 1.0 in any Limitation Year. The Annual Additions which may be credited to the Participant's Accounts under this Plan for any Limitation Year shall be limited in accordance with the Joinder Agreement.

         9.5  DEFINITIONS.

         For the purposes of this Article, the following terms shall have the meanings described in this Section.

              (a) "ANNUAL ADDITIONS" means the sum of the following amounts credited to a Participant's Accounts under all defined contribution plans maintained by the Employer:

                   (i)  Employer contributions;

                   (ii) Employee contributions;

                   (iii)Forfeitures; and

                   (iv) Amounts described in Sections 415(l)(1) and 419A(d)(1) of the Code.

              (b) "COMPENSATION" means a Participant's wages, salaries, professional service fees and other amounts received during a Limitation Year for personal services provided to the Employer. Compensation includes commissions, payments based upon profits, tips and bonuses. It also includes amounts includable in taxable income under Sections 104(a)(3), 105(a) and 105(h) of the Code; amounts paid or reimbursed by the Employer for moving expenses that are not deductible by the Participant under Section 217 of the Code; the value of a nonqualified stock option includable in gross income in the taxable year when granted; and amounts includable in gross income under Section 83(b) of the Code.

              However, Compensation shall exclude Employer contributions to a plan of deferred compensation not includable in gross income; Employer contributions to a simplified employee pension plan that are deductible by an Employee; income realized upon the exercise of a nonqualified stock option; income under Section 83 of the Code because the property is transferable or not forfeitable; income realized on the sale, exchange or other disposition of stock acquired under a qualified stock option; and amounts subject to special tax benefits which are not includable in income.

              If an Employee works for both the Employer and a Related Employer during a Limitation Year, his Compensation shall include Compensation received from both the Employer and the Related Employer.

              (c) "DEFINED BENEFIT PLAN FRACTION" means a fraction which has as its numerator the sum of the Projected Annual Benefit of the Participant under all defined benefit plans (whether or not terminated) maintained by the Employer, and which has as its denominator the lesser of the following:

                   (i) 1.25 times the dollar limitation of Section 415(b)(1)(A) of the Code in effect for the Limitation Year; or

                   (ii) 1.4 times the Participant's average Compensation for the three consecutive calendar years that produce the highest average.

              (d) "DEFINED CONTRIBUTION PLAN FRACTION" means a fraction which has as its numerator the sum of the Annual Additions to the Participant's Accounts under all defined contribution plans maintained by the Employer (whether or not terminated) for the current and all prior Limitation Years, and which has as its denominator the sum of the lesser of the following amounts determined for the year and for each prior year of service with Employer:

                   (i)  1.25 times the dollar limitation in effect under
Section 415(c)(1)(A) of the Code for the Limitation Year; or

                   (ii) 1.4 times the amount which must be taken into account under Section 415(c)(1)(B) of the Code.

              (e) "EMPLOYER" means Employer and all Related Employers (as modified by Section 415(h) of the Code).

              (f) "EXCESS AMOUNT" means the excess of the Participant's Annual Additions for the Limitation Year over the Maximum Permissible Amount.

              (g) "HIGHEST AVERAGE AMOUNT" means the average compensation for the three consecutive Plan Years with Employer that produces the highest average.

              (H) "INDIVIDUAL MEDICAL BENEFIT ACCOUNT" means an individual medical benefit account as defined in Section 415(l)(2) of the Code.

              (i) "LIMITATION YEAR" means a calendar year or any other 12-consecutive-month period elected by the Employer in the Joinder Agreement. All qualified plans maintained by the Employer must use the same Limitation Year. If the Limitation Year is amended to a different 12-consecutive-month period, the new Limitation Year must begin on a date within the Limitation Year in which the amendment is made.

              (j) "MASTER OR PROTOTYPE PLAN" means a plan, the form of which is the subject of a favorable opinion letter from the Internal Revenue Service.

              (k) "MAXIMUM PERMISSIBLE AMOUNT" means the lesser of $30,000 (adjusted for each Limitation Year to take into account any cost-of-living adjustment provided for that Year under Section 415(d) of the Code) or 25% of the Participant's Compensation for the Limitation Year.

              If a short Limitation Year is created because of an amendment changing the Limitation Year to a different 12-consecutive-month period, the Maximum Permissible Amount shall not exceed $30,000 (adjusted for each Limitation Year to take into account any cost-of-living adjustments provided for that year under Section 415(d) of the Code) multiplied by the following fraction: the number of months in the short Limitation Year divided by 12.

              (l) "PROJECTED ANNUAL BENEFIT" with respect to a defined benefit plan in which the Participant also participates, means the annual benefit to which the Participant would be entitled under the terms of the defined benefit plan if both of the following occur:

                   (i) The Participant continued employment until Normal Retirement Age (or current age, if greater); and

                   (ii) The Participant's Compensation for the Limitation Year and all other relevant factors used to determine such benefit remained constant until Normal Retirement Age (or current age, if greater).

              (m) "WELFARE BENEFIT FUND" means a welfare benefit fund as defined in Section 419(e) of the Code.


                                      ARTICLE X

                                     FIDUCIARIES

        10.1  DESIGNATION OF FIDUCIARIES.

         The fiduciaries of the Plan are the Employer and Trustee. Each fiduciary may retain others to render advice and assistance in connection with any responsibility allocated to that fiduciary. The fiduciaries shall have the responsibilities set forth below, but shall have no other additional responsibilities. Neither fiduciary shall have responsibility for any act or omission of the other fiduciary.

              (a) The Employer shall be responsible for determining the amount of its periodic contributions to the Plan; appointing Trustee; interpreting the terms and provisions of the Plan; determining Employees' eligibility for participation in the Plan and Participants' rights to benefits under the Plan, including the amount and manner of the payment of benefits; and for receiving and acting upon applications for benefits under the Plan, reviewing decisions made, and for directing Trustee with respect to the payment of benefits to Participants under the Plan. The Employer shall also be responsible for filing and furnishing to Participants in the Plan, governmental agencies and others, all necessary reports, forms, information and other documents which may be required to be filed, furnished or disclosed with respect to the Plan; and all other acts which are permitted and duties imposed which are not specifically delegated to Trustee. The Employer is the "Plan Administrator" of the Plan.

              (b) Trustee shall have the responsibility for accepting contributions to the Trust Fund from the Employer, for investing and reinvesting the Trust Fund, for rendering periodic statements of receipts and disbursements to the Employer, and for disbursing the Trust Fund to the Participants and their Beneficiaries in accordance with the directions of the Employer. In carrying out its responsibilities, Trustee shall not be responsible for determining the propriety or adequacy of any contribution made to it or for determining whether any Employee is eligible to participate in the Plan or is eligible to receive benefits under the Plan, nor shall Trustee be responsible for determining the identity of any Beneficiary of any Participant or the validity of any Participant's written designation of any Beneficiary.

              Trustee may periodically employ agents other than persons regularly in its employ and delegate to them any routine and limited discretionary duties as Trustee sees fit. Trustee may also employ or consult expert assistants. Trustee shall not be liable for any neglect, omission or wrongdoing of any agent or assistant, provided that reasonable care shall have been exercised in their selection. Trustee may consult with legal counsel (who may be of counsel to Sponsor or the Employer) concerning any question which may arise with reference to its duties under the Plan. The opinion of legal counsel shall fully and completely protect Trustee with respect to any action taken or not taken by Trustee under the Plan in good faith and in accordance with the opinion of legal counsel.

         10.2  EFFECT OF ASSISTANCE.

         In the event that either fiduciary performs, or assists the other in performing, an act or duty which is the responsibility of the other fiduciary, that action shall not have any effect upon the allocation of responsibility nor shall the assisting fiduciary have responsibility for carrying out, performing or assisting in the performance of such act or in any similar acts in the future. No accountant, actuary or attorney retained to render professional services to the Plan, to a fiduciary or to both of the fiduciaries with respect to the Plan or the Trust, shall be a fiduciary of the Plan by reason of such retention.

         10.3  DIRECTIONS TO TRUSTEE.

         The Employer shall make written representations to Trustee of all facts which are necessary for Trustee to determine and credit each Participant's Accounts with the proper share of the Employer's Contribution for each year and to determine the amount, time and manner of distribution to which a Participant or his Beneficiary or Beneficiaries may be entitled and all other facts which are necessary for Trustee to perform its duties under the Plan. Trustee shall be entitled to rely upon any written representation which is signed by an individual with apparent authority to act on behalf of the Employer and which, on its face, appears to be authentic.

                                      ARTICLE XI

                                       TRUSTEE

         11.1  GOOD FAITH ACTION.

         Trustee shall be fully protected in any act or failure to act, if done in good faith, in carrying out the intent and purpose of this Master Plan where this document does not explicitly indicate the course to be taken by Trustee.

         11.2  ANNUAL ACCOUNTS.

         Trustee shall keep full records of the administration of the Trust. Each year Trustee shall furnish the Employer with an annual accounting showing all receipts and disbursements and other transactions, together with a list of the assets held at the end of such year showing the cost and the fair market value of each item. The Employer may approve the accounting by written notice delivered to Trustee or by failure to object to the accounting in a written objection delivered to Trustee within 90 days. Trustee shall also prepare an annual statement disclosing the amount credited to the Accounts of each Participant and the status of his Accounts in the Trust. The Employer shall have the right to examine the books and records of Trustee at any time. The Trustee shall have the right to have its accounts settled by judicial proceeding if it so elects.

         11.3  RELIANCE ON INFORMATION.

         Trustee shall not be obligated or required to determine whether any information furnished or instructions issued by the Employer are in fact true or in accordance with the terms of the Plan and shall be fully protected in taking any action upon any paper or document believed by Trustee to be genuine and to have been properly signed and presented by the Employer. Trustee shall not be required to make any investigation to determine the identity or mailing address of any person entitled to benefits under the Trust and is authorized to withhold making payments until the identity and mailing address of any persons entitled to benefits is communicated to it by the Employer or until any dispute arising under the Master Plan has been resolved.

         11.4  STANDARD OF CARE.

         Trustee shall discharge its duties with respect to the Plan solely in the interests of the Participants and their Beneficiaries, and for the exclusive purpose of providing benefits to the Participants and their Beneficiaries and defraying the reasonable expenses of administering the Plan and the Trust Fund. Trustee shall discharge its duties with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent person, acting in a like capacity and familiar with such matters, would use. Trustee shall not be liable for making, retaining, or selling an investment, or for anything done or omitted to be done by it except due to a violation of the standard of care stated in this Section, or as provided in ERISA.

         11.5  POWERS OF TRUSTEE.

         Subject to specific provisions of the Master Plan, Trustee has the following powers which may be used in performing its duties under the Master
Plan:

              (a) To make, execute, acknowledge and deliver any and all assignments, documents of transfer and conveyance and any and all other instruments necessary or appropriate to carry out any powers granted in the Master Plan;

              (b) To cause any investments from time to time held by it under the Trust to be registered in, or transferred into, its name as Trustee or the name of its nominee or nominees, with or without designation of fiduciary capacity; and to retain any investments unregistered or in form permitting transfer by delivery, but the books and records of Trustee shall at all times show that all such investments are part of the Trust Fund; and

              (c) To do all acts which Trustee may deem necessary or proper, and to exercise any and all of the powers of Trustee under the Master Plan upon the terms and conditions Trustee may deem for the best interests of the Trust Fund.

         11.6  TRUSTEE'S FEES AND EXPENSES.

         Trustee shall be entitled to reasonable compensation for all services rendered under this Master Plan as shall be agreed upon in writing between Sponsor and Trustee. Trustee shall also be entitled to reimbursement for all reasonable expenses incurred by Trustee, including legal expenses, accounting and auditing expenses and expenses for the employment of agents and assistants. Trustee's compensation and the reimbursement of expenses shall be paid by the Employer or be charged to the Plan.

         11.7  PAYMENT OF TAXES.

         Any taxes assessed against an Employer's Plan which Trustee is required to pay shall be charged to the Plan. Trustee shall advise the Employer of any taxes, other than personal property and transfer taxes, immediately upon notice of their assessment and shall make no payment of taxes until authorized by the Employer. If the Employer advises Trustee in writing that any taxes are not lawfully assessed in the opinion of legal counsel for the Employer or Sponsor, Trustee shall, if requested, contest or join with the Employer in contesting the validity or amount of the taxes in any manner deemed appropriate by the Employer or its counsel or Sponsor's counsel. "Taxes," as used in this Section, includes any interest or penalties levied or imposed with respect to any taxes. Any expense incurred by the Employer or Trustee in contesting the validity or amount of any taxes shall be charged to the Plan to the extent not paid by the Employer.

         11.8  REMOVAL OR RESIGNATION.

         Trustee may resign at any time upon 60 days' written notice to Sponsor. Trustee may be removed by Sponsor upon 60 days' written notice to Trustee.

         In case of the resignation or removal of Trustee, Sponsor shall appoint a successor trustee within 60 days. Trustee shall furnish the Employer or Employers with a final accounting and, upon payment of its fees and expenses, shall transfer and convey (in cash or in kind) all of the assets of each Employer's Plan to the successor trustee appointed by Sponsor. The successor trustee shall qualify by delivery to Sponsor and Trustee of a written Acceptance of Trust.

         11.9  TRANSFERS FROM PRIOR TRUSTEE.

         If an Employer has adopted this Master Plan as an amended or successor plan, Trustee may accept from any predecessor trustee or custodian (in cash or in kind) any assets held by such predecessor trustee or custodian, which assets shall be held in trust. Any assets which are transferred in kind shall be sold as soon as administratively feasible and reinvested in accordance with Section 12.7.

                                     ARTICLE XII

                                      TRUST FUND

         12.1  EXCLUSIVE BENEFITS OF TRUST.

         Trustee shall accept and receive all sums of money paid to it by the Employer or a Participant in the Trust to be held, administered, invested and reinvested in accordance with the terms and provisions of this Master Plan. No part of the Trust or the income or earnings of the Trust shall be applied other than for the payment of the expenses of the Trust and for the exclusive benefit of the Participants and their Beneficiaries under the Trust.

         12.2  NO EMPLOYER INTEREST.

         The Employer (except to the extent the Employer is a Participant) shall have no right, title or interest in or to any of the cash, securities or other property forming a part of the Trust.

         12.3  UNINVESTED FUNDS.

         Trustee may reserve from investment and keep uninvested such amount or amounts as Trustee may deem advisable in order to provide for anticipated disbursements without liability for interest on that amount.

         12.4  TYPES OF INVESTMENTS.

         Trustee shall invest and reinvest the principal and income of the Trust Fund, without distinction between principal and income, in full and fractional shares of the Mutual Fund.

         All dividends and capital gain distributions received on the shares of the Mutual Fund shall be reinvested in shares of the Mutual Fund. If the Mutual Fund gives any choice as to whether a distribution shall be made in additional shares, cash or other property, at the election of the shareholder, Trustee shall elect to receive the distribution in additional shares.

         Any sales charges of the Mutual Fund attributable to the acquisition of shares shall be charged to the appropriate Plan of the Employer for whose Participants the shares are allocated.

                                     ARTICLE XIII

                    APPLICATION FOR BENEFITS AND APPEAL PROCEDURE

         13.1  STANDARD PROCEDURES.

         Unless the Employer shall establish a different procedure pursuant to
Section 503 of ERISA, the following procedure shall be a part of the Plan.

         Participants and their Beneficiaries shall complete and file such forms and applications as the Employer may reasonably require, from time to time, before the payment of any benefits provided for in the Plan. If the Employer determines that the benefits so applied for should be denied, in whole or in part, the Participant or Beneficiary who or on whose behalf such application was made shall receive a written decision in easily understood language from the Employer setting forth:

              (a)  The decision of the Employer;

              (b) The reasons for the decision, including reference to any provision of the Plan upon which the decision is based;

              (c) If the adverse decision results from a lack of information, a description of any additional documents, materials or information necessary to approve the Participant's claim and an explanation why the information is necessary;

              (d) An explanation of the Participant's opportunity for a review of the denial and the procedure for requesting a review of the decision; and

              (e)  Any other matters the Employer deems appropriate.

         In the event that no written application for benefits is required of a Participant or his Beneficiary, then any written communication from the Employer or Trustee furnished to the Participant setting forth the balance of the Participant's Account, or other benefits due the Participant, including any check or draft drawn by Trustee in payment or partial payment of benefits under the Plan, shall constitute a decision of the Employer.

         13.2  REVIEW OF DECISIONS.

         Any Participant or Beneficiary aggrieved by a decision of the Employer may request a review of the decision by written request filed with the Employer within 90 days after the decision. After filing a request for review, the Participant or Beneficiary shall be provided a reasonable opportunity to review any documents relating to the Plan or his participation in the Plan which are pertinent to the decision and may submit, in writing, any comments he deems appropriate.

         Upon receipt of an application for review of a decision, the Employer shall review the decision giving due consideration to any material submitted by the Participant or Beneficiary and shall issue a final decision within 60 days of receipt of the application for review.

                                     ARTICLE XIV

                               TERMINATION OR AMENDMENT

         14.1  AMENDMENT OR TERMINATION BY SPONSOR.

         Sponsor reserves the right to modify, amend or terminate the Master Plan in whole or in part, at any time, provided that any amendment or modification meets the requirements of Section 14.4. Amendments adopted by Sponsor shall be effective if the Employer consents to the amendments or if a copy of the amendment is transmitted to the Employer by first class mail, and the Employer does not object to the amendment by written notice to Sponsor within a period of 30 days.

         14.2  TERMINATION BY EMPLOYER.

         Although it is contemplated by the Employer that its Plan shall be permanent, it is recognized that sound and prudent business judgment may require that the Employer cease contributions to the Plan. The Employer reserves the right to terminate the Plan and its obligations to make contributions under the Plan at any time by written notice to Trustee. In addition, the Plan shall terminate if:

              (a) The Employer is adjudicated bankrupt or judicially declared insolvent;

              (b) The Employer permanently discontinues contributions under the Plan; or

              (c) The Employer terminates its business or transfers all or substantially all of its assets and business, except that provision may be made for the Plan to be continued by the successor to the Employer or any transferee of all or substantially all of its assets and business. In that event, the successor or purchaser shall automatically become substituted for the Employer.

    Upon the termination or partial termination of an Employer's Plan, the Accounts of each affected Participant shall be fully vested and nonforfeitable. The Employer shall direct Trustee to either (a) continue to hold the assets of the Employer's Trust Fund in trust for distribution in accordance with the provisions of Article VII; or (b) as soon as it is practicable to do so, distribute the assets of the Employer's Trust Fund among the Participants and their beneficiaries in accordance with the methods of distribution under Article VII.

         14.3  AMENDMENT BY EMPLOYER.

         The Employer reserves the right to modify or amend its Plan in whole or in part at any time by adopting a new Joinder Agreement, provided that any modification or amendment shall meet the requirements of Section 14.4. If the Employer amends its Plan other than to select an elective provided in the Joinder Agreement, the Employer may no longer participate under the Master Plan. However, an Employer may amend the Plan by adding overriding language to the Joinder Agreement where such language is necessary to satisfy the provisions of Sections 415 or 416 of the Code which relate to required aggregation of multiple plans.

         An Employer may amend the Plan by adding certain model amendments published by the Internal Revenue Service which specifically provide that their adoption shall not cause the Plan to be treated as an individually designed plan. An Employer that amends the Plan for any other reason shall no longer participate in the Master Plan and shall be considered to have an individually designed plan.

         14.4  LIMITATIONS ON AMENDMENTS AND TERMINATIONS.

         Any amendment or termination of an Employer's Plan or the Master Plan is subject to the following:

              (a) No amendment or termination shall have the effect of vesting in the Employer (except to the extent the Employer is a Participant) any interest in any of the assets of the Trust.

              (b) No amendment shall be effective if it divests any Participant or Beneficiary of his beneficial interest in the Trust Fund.

              (c) No amendment or termination shall be effective if the resulting Plan or Master Plan is not for the exclusive benefit of the Participants and their Beneficiaries.

              (d) No amendment shall eliminate an optional form of distribution with respect to benefits earned before the date of the amendment or termination.

              (e) No amendment or termination which affects the rights, duties or responsibilities of Trustee may be made without Trustee's consent.

    Any amendment of a Plan or the Master Plan may be made retroactively to the extent permitted by the Code.


                                      ARTICLE XV

                                    MISCELLANEOUS

         15.1  AGE.

         Any reference in the Plan to age shall mean the age of the individual as of the individual's last birthday.

         15.2  CONSTRUCTION.

         Words used in the masculine shall apply to the feminine where applicable. Wherever the context of the Plan dictates, the plural shall be read as the singular and the singular as the plural.

         15.3  EMPLOYMENT RIGHTS.

         The existence of the Plan shall not grant a Participant any legal right to continue as an Employee, nor affect the right of the Employer to discharge a Participant.

         15.4  SPENDTHRIFT PROVISION.

         No benefit or interest under the Plan is subject to assignment or alienation, whether voluntary or involuntary, except as provided in the Plan or in a Qualified Domestic Relations Order.

         15.5  MERGER OR CONSOLIDATION.

         The Plan may not be merged or consolidated with, nor may the assets or liabilities be transferred to, any other employee benefit pension plan or trust unless each Participant would (if the Plan then terminated) receive a benefit immediately after the merger, consolidation or transfer which is equal to or greater than the retirement benefit the Participant would have been entitled to receive immediately before the merger, consolidation or transfer (if the Plan had then terminated).

         15.6  PROHIBITED TRANSACTIONS.

         Notwithstanding any other provision, neither Trustee nor the Employer shall enter into any transaction on behalf of the Plan or Trust Fund with any person who is a "disqualified person" as defined in Section 4975 of the Code, except such transactions as are permitted pursuant to Section 4975.

         15.7  AGENT FOR SERVICE OF PROCESS.

         The agent for service of process in connection with any suit or proceeding arising in connection with this Plan shall be the Employer. Each Employer agrees to notify Trustee of any suit or legal proceeding based upon or arising out of the Employer's Plan and further agrees to notify Trustee of the occurrence of any event in connection with the Plan which is required to be reported to any governmental agency under the provisions of ERISA.

         15.8  FAILURE TO MAINTAIN QUALIFIED STATUS.

         In the event a Plan of an Employer fails to maintain its qualified status under Section 401 of the Code, including failure to timely amend its Plan to comply with the Code, that Employer shall no longer participate under this Master Plan. The funds in the Trust held on behalf of the Employer shall be segregated or otherwise disposed of for the exclusive benefit of the Participants in the Plan as soon as administratively feasible after Trustee receives notice of the disqualification or becomes aware that the Employer has failed to timely amend its Plan to comply with the Code.

         15.9  UNIFORMITY OF TREATMENT.

         Any discretionary action taken under the Plan by a Plan Administrator, an Employer or Trustee shall be uniform in its application to similarly situated persons, and no such action shall be taken which will discriminate in favor of highly compensated employees, as defined in Section 414(q) of the Code.

         15.10  ERISA.

         It is intended that the Plan qualify in every respect with the mandatory provisions of ERISA relating to defined contribution plans. The provisions of the Plan shall be construed accordingly.

         15.11  GOVERNING LAW.

         To the extent Michigan law has not been preempted by ERISA, the provisions in the Plan shall be governed by the laws of the state of Michigan.

         IN WITNESS OF WHICH, Sponsor and Trustee have caused this Declaration of Trust to be signed by their duly authorized officers.


                                  AMWAY MANAGEMENT COMPANY


Dated:  8/12       , 1994         By /S/ ALLAN D. ENGEL
             ------                  --------------------------------

                                  Its PRESIDENT & SECRETARY
                                     --------------------------------

Dated:                   , 1994   And
                                     --------------------------------

                                  Its
                                     --------------------------------


                                  MICHIGAN NATIONAL BANK


Dated:  AUGUST 17, 1994           By /S/ FREDRICK C. LASKOWSKI
                                     --------------------------------

                                  Its SECOND VICE PRESIDENT
                                     --------------------------------


Dated:             , 1994         And
        -----------                   -------------------------------

                                  Its
                                      -------------------------------

     Internal Revenue Service                   Department of the Treasury

PLAN DESCRIPTION: MASTER STANDARDIZED PROFIT
                  SHARING PLAN & TRUST
FFN: 50245320001-001   CASE: 9401437   EIN: 38-1913611
BPD: 01 PLAN: 001 LETTER SERIAL NO: D264519A    Washington DC 20224


     AMWAY MANAGEMENT CO                        Person to Contact  MS. ARRINGTON

     7575 EAST FULTON ROAD                      Telephone Number  (202) 622-8173

     ADA  MI  49355                             Refer Reply to    CP:E:EP:T5

                                                Date:       08/02/95

Dear Applicant:
     In our opinion, the form of the plan identified above is acceptable under section 401 of the Internal Revenue Code for use by employers for the benefit of their employees. This opinion relates only to the acceptability of the form of the plan under the Internal Revenue Code. It is not an opinion of the effect of other Federal or local statutes.
     We have determined that the related trust or custodial account under this master plan is exempt from income tax under Code section 501(a).
     You must furnish a copy of this letter to each employer who adopts this plan. You are also required to send a copy of the approved form of the plan, any approved amendments and related documents to each Key District Director of Internal Revenue Service in whose jurisdiction there are adopting employers.
     Our opinion on the acceptability of the form of the plan is not a ruling or determination as to whether an employer's plan qualifies under Code section 401(a). An employer who adopts this plan will be considered to have a plan qualified under Code section 401(a) provided all the terms of the plan are followed, and the eligibility requirements and contribution or benefit provisions are not more favorable for highly compensated employees than for other employees. Except as stated below, the Key District Director will not issue a determination letter with regard to this plan.
     Our opinion does not apply to the form of the plan for purposes of Code section 401(a)(16) if: (1) an employer ever maintained another qualified plan for one or more employees who are covered by this plan, other than a specified paired plan within the meaning of section 7 of Rev. Proc. 89-9, 1989-1 C.B. 780; or (2) after December 31, 1985, the employer maintains a welfare benefit fund defined in Code section 419(e), which provides postretirement medical benefits allocated to separate accounts for key employees as defined in Code section 419A(d)(3).
     An employer that has adopted a standardized plan may not rely on this opinion letter with respect to: (1) whether any amendment or series of amendments to the plan satisfies the nondiscrimination requirements of section 1.401(a) (4)-5(a) of the regulations, except with respect to plan amendments granting past service that meet the safe harbor described in section 1.401(a)
(4) - 5(a) (5) and are not part of a pattern of amendments that significantly discriminates in favor of highly compensated employees; or (2) whether the plan satisfies the effective availability requirement of section 1.401(a) (4) - 4(c) of the regulations with respect to any benefit, right or feature.
     An employer that has adopted a standardized plan as an amendment to a plan other than a standardized plan may not rely on this opinion letter with respect to whether a benefit, right or other feature that is prospectively eliminated satisfies the current availability requirements of section 1.401(a) - 4 of the regulations.

AMWAY MANAGEMENT CO
FFN:  50245320001-001
Page 2


The employer may request a determination (1) as to whether the plan, considered with all related qualified plans and, if appropriate, welfare benefit funds, satisfies the requirements of Code section 401(a) (16) as to limitations on benefits and contributions in the Code section 415; (2) regarding the nondiscriminatory effect of grants of past service; and (3) with respect to whether a prospectively eliminated benefit, right or feature satisfies the current availability requirements.

Our opinion does not apply to the form of the plan for purposes of section 401(a) of the Code unless the terms of the plan, as adopted or amended, that pertain to the requirements of sections 401(a) (4), 401(a) (5), 401(a) (17), 401(1), 410(b) and 414(s) of the Code, as amended by the Tax Reform Act of 1986 or subsequent legislation, (a) are made effective retrospectively to the first day of the first plan year beginning after December 31, 1988 (or such other date on which these requirements first became effective with respect to this plan); or (b) are made effective no later than the first day on which the employer is no longer entitled, under regulations, to rely on a reasonable, good faith interpretation of these requirements, and the prior provisions of the plan constitute such an interpretation.

Because you submitted this plan for approval after March 31, 1991, the continued, interim and extended reliance provisions of sections 13 and 17.03 of Rev. Proc. 89-9, 1989-1 C.B. 780, are not applicable.

Because you submitted this plan on or after July 1, 1994, it does not meet the requirements for the extention of the remedial amendment period provided by Rev. Proc. 95-12, 1995-3 I.R.B. 24.

This letter may not be relied upon with respect to whether the plan satisfies the qualification requirements as amended by Uruguay Round Agreements Act. Pub.
L. 103-465.

If you, the sponsoring organization, have any questions concerning the IRS processing of this case, please call the above telephone number. This number is only for use of the sponsoring organization. Individual participants and/or adopting employers with questions concerning the plan should contact the sponsoring organization. The plan's adoption agreement must include the sponsoring organization's address and telephone number for inquiries by adopting employers.

If you write to the IRS regarding this plan, please provide your telephone number and the most convenient time for us to call in case we need more information. Whether you call or write, please refer to the Letter Serial Number and File Folder Number shown in the heading of this letter.

You should keep this letter as a permanent record. Please notify us if you modify or discontinue sponsorship of this plan.

                                                  Sincerely yours,

                                                  /s/
                                                  ----------------
                                                  Chief, Employee Plans
                                                  Technical Branch 5

                                   1995-1 AMENDMENT
                                        TO THE
                               AMWAY MANAGEMENT COMPANY
                              MASTER PROFIT-SHARING PLAN



          This 1995-1 Amendment to the Amway Management Company Master Profit-Sharing Plan ("Plan") is made this _7TH__ day of _SEPTEMBER_____, 1995 by Amway Management Company ("Sponsor"). This 1995-1 Amendment shall be effective as of January 1, 1989.

          Pursuant to Article XIV, Sponsor amends the Plan as follows:

                                          A.

          Section 2.4 shall be amended to read as follows:

          2.4   COMPENSATION.

          "Compensation" means a Participant's compensation during a Plan Year.

               (a)  ITEMS INCLUDED.

                    (i) A Participant's wages, salaries, professional service fees and other amounts received that are included in the Participant's taxable income (regardless of whether paid in cash) during a Plan Year for personal services provided to Employer. For any Self-Employed Individual covered under the Plan, Compensation means Earned Income.

                    (ii) Commissions, payments based upon profits, commissions on insurance premiums, tips, and bonuses.

                    (iii) The value of a nonqualified stock option includable in gross income in the taxable year when granted.

                    (iv) Amounts includable in taxable income under Section 83(b) of the Code.

                    (v) Reimbursements and expense allowances, fringe benefits, amounts paid or reimbursed by Employer for moving expenses that are not deductible by the Participant under Section 217 of the Code, and amounts includable in taxable income under Sections 104(a)(3), 105(a) or 105(h) of the Code.

                    (vi) Pay reduction contributions under Sections 125, 402(e)(3), 402(h) or 403(b) of the Code.

               (b)  ITEMS EXCLUDED.

                    (i) Employer contributions to a plan of deferred compensation not includable in taxable income, except as otherwise provided in this Section.

                    (ii) Employer contributions to a Simplified Employee Pension that are deductible by an Employee.

                    (iii)     Distributions from a plan of deferred
compensation.

                    (iv) Income realized upon the exercise of a nonqualified stock option.

                    (v) Income under Section 83 of the Code which is realized because the property becomes transferable or not forfeitable.

                    (vi) Income realized on the sale, exchange or other disposition of stock acquired under a qualified stock option.

                    (vii) Amounts subject to special tax benefits which are not includable in income.

               (c) DOLLAR LIMIT. Effective for Plan Years beginning on or after January 1, 1989, Compensation of each Participant in a Plan Year shall be limited to the maximum amount permitted by Section 401(a)(17) of the Code (the "Dollar Limit").

                    (i) For Plan Years beginning before 1994, the Dollar Limit shall be $200,000. The $200,000 maximum shall be increased at the same time and in the same manner as adjustments under Section 415(d) of the Code.

                    (ii) For Plan Years beginning after 1993, the Dollar Limit shall be $150,000. The $150,000 maximum shall be increased at the same time and in the same manner as adjustments under Section 415(d) of the Code, except that any increases shall be rounded to the next lowest multiple of $10,000.

               Further, effective for Plan Years beginning on or after January 1, 1990, the Compensation during that Plan Year of the Participant, the Participant's Spouse, and lineal descendants under age 19 shall be aggregated for purposes of the Dollar Limit. If the Dollar Limit is exceeded, then the Dollar Limit shall be prorated among the affected individuals in proportion to each individual's Compensation as determined under this Section prior to the application of the Dollar Limit.

                                          B.

          Section 2.6 shall be amended to read as follows:

          2.6  EMPLOYEE.

          "Employee" means any common-law employee or Leased Employee of the Employer or a Related Employer. "Employee" also means any Self-Employed Individual or Owner-Employee.

          An independent contractor is not an Employee. Further, a Leased Employee shall not be treated as an Employee of Employer if:

               (a) The Leased Employee is covered by a money purchase pension plan providing:

                    (i) A nonintegrated employer contribution rate equal to at least 10% of the Leased Employee's compensation. For this purpose, "compensation" includes amounts described in Section 9.5(b), plus any pay reduction contributions which are excludable from the Employee's gross income under Sections 125, 402(e)(3), 402(h)(1)(B) or 403(b) of the Code;

                    (ii) Immediate participation; and

                    (iii)     Full and immediate vesting; and

               (b) Leased employees constitute less than 20% of the Employer's "nonhighly compensated work force," as defined in Section 414(n)(5)(C)(ii) of the Code.

                                          C.

          Section 5.3(b) shall be amended to read as follows:

               (b) TRANSFERS. A Participant or an eligible Employee who shall be eligible to become a Participant upon satisfying the service requirement under Section 3.2, may also have his accrued benefit in a Qualified Plan transferred directly to Trustee in a trustee-to-trustee transfer, unless the transfer would cause the Plan to be deemed a "transferee plan" within the meaning of Section 401(a)(11)(B)(iii) of the Code.

                                          D.

          Article IX shall be amended to read as follows:

                                      ARTICLE IX

                           LIMITATIONS ON ANNUAL ADDITIONS

          9.1  EMPLOYER WITH SINGLE PLAN.

          If the Employer does not maintain, and has never maintained, any other Qualified Plan, Welfare Benefit Fund, Individual Medical Benefit Account or Simplified Employee Pension in addition to this Plan, the contributions and the allocations made to the Plan shall be subject to the provisions of this Section.

               (a) If an Employer does not maintain, and has never maintained, any other Qualified Plan or Welfare Benefit Fund or Individual Medical Benefit Account or Simplified Employee Pension, the amount of annual additions which may be allocated under this Plan on a Participant's behalf for a Limitation Year shall not exceed the lesser of the Maximum Permissible Amount or any other limitation contained in this Plan. If the Employer contribution that would otherwise be contributed or allocated to the Participant's Account would cause the Annual Additions for the Limitation Year to exceed the Maximum Permissible Amount, the amount contributed or allocated shall be reduced so that the Annual Additions for the Limitation Year shall equal the Maximum Permissible Amount.

               (b) Prior to the determination of the Participant's actual Compensation for a Limitation Year, the Maximum Permissible Amount may be determined on the basis of the Participant's estimated annual Compensation for such Limitation Year. Estimated annual Compensation shall be determined on a reasonable basis and shall be uniformly determined for all Participants similarly situated.

               (c) As soon as is administratively feasible after the end of the Limitation Year, the Maximum Permissible Amount for such Limitation Year shall be determined on the basis of the Participant's actual Compensation for such Limitation Year.

               (d) If there is an Excess Amount with respect to a Participant for a Limitation Year, such Excess Amount shall be disposed of as follows:

                    (i) In the event that the Participant is employed by the Employer at the end of the Limitation Year, then the remaining Excess Amount shall be reapplied to reduce future Employer contributions under this Plan for the next Limitation Year (and for such succeeding year, as necessary) for that Participant.

                    (ii) In the event that the Participant is not employed by the Employer at the end of the Limitation Year, then the remaining Excess Amount shall be held unallocated in a suspense account. The suspense account shall be applied to reduce future Employer contributions for all remaining Participants in the next Limitation Year (and succeeding year, as necessary). The suspense account shall not share in the allocation of the Plan's investment gains and losses. If there is a suspense account in existence at any time during a particular Limitation Year, all amounts in the suspense account must be allocated and reallocated to Participants' Accounts before any contributions may be made to the Plan for that Limitation Year. Excess amounts may not be distributed to Participants or former Participants.

          9.2  EMPLOYER WITH MULTIPLE MASTER PLANS.

          If the Employer maintains, in addition to this Plan, one or more other Qualified Plans all of which are qualified Master or Prototype defined contribution plans or a Welfare Benefit Fund or an Individual Medical Benefit Account or a Simplified Employee Pension, the contributions to this Plan shall be subject to the provisions of this Section.

               (a) If, in addition to this Plan, the Employer maintains any other qualified defined contribution plan (all of which are qualified Master or Prototype plans), the amount of Annual Additions which may be allocated under this Plan on a Participant's behalf for a Limitation Year shall not exceed the Maximum Permissible Amount, reduced by the sum of any Annual Additions allocated to the Participant's Accounts for the same Limitation Year under such other defined contribution plans or a Welfare Benefit Fund or an Individual Medical Benefit Account or a Simplified Employee Pension. If the Annual Additions with respect to the Participant under other defined contribution plans or Welfare Benefit Funds or Individual Medical Benefit Accounts or Simplified Employee Pensions maintained by the Employer are less than the Maximum Permissible Amount, and the Employer contribution that would otherwise be contributed or allocated to the Participant's Account under this Plan would cause the Annual Additions for the Limitation Year to exceed this limitation, the amount contributed or allocated shall be reduced so that the Annual Additions under all such plans and funds for the Limitation Year shall equal the Maximum Permissible Amount. If the Annual Additions with respect to the Participant under such other defined contribution plans, Welfare Benefit Funds and Individual Medical Benefit Accounts and Simplified Employee Pensions in the aggregate are equal to or greater than the Maximum Permissible Amount, no amount shall be contributed or allocated to the Participant's account under this Plan for the Limitation Year.

               (b) Prior to the determination of the Participant's actual Compensation for the Limitation Year, the amounts referred to in subsection (a) above, may be determined in the manner described in Section 9.1(b).

               (c) As soon as is administratively feasible after the end of the Limitation Year, the amounts referred to in subsection (a) shall be determined on the basis of the Participant's actual Compensation for such Limitation Year.

               (d) If a Participant's Annual Additions under this Plan and all such other plans result in an Excess Amount, that Excess Amount shall be deemed to consist of the Annual Additions last allocated. However, Annual Additions attributable to a Welfare Benefit Fund or an Individual Medical Benefit Account or a Simplified Employee Pension shall be deemed to have been allocated first regardless of the actual allocation date.

               (e) If an Excess Amount was allocated to a Participant on an allocation date of this Plan which coincides with an allocation date of another plan, the Excess Amount attributed to this Plan shall be the product of:

                    (i) The total Excess Amount allocated on such date (including any amount which would have been allocated but for the limitations of Section 415 of the Code); multiplied by

                    (ii) The ratio of: (A) the Annual Additions allocated to the Participant as of such date under this Plan; to (B) the total Annual Additions allocated as of such date under all qualified defined contribution plans (determined without regard to the limitations of Section 415 of the Code).

               (f) Any Excess Amounts attributed to this Plan shall be disposed of as provided in Section 9.1(d).

          9.3  EMPLOYER WITH OTHER INDIVIDUALLY DESIGNED PLAN.

          If the Employer also maintains another plan which is a qualified defined contribution plan other than a Master or Prototype Plan, the annual additions allocated under this Plan on behalf of any Participant shall be limited in accordance with the provisions of Section 9.2 as though the other plan were a Master or Prototype Plan, unless the Employer provides other limitations in its Joinder Agreement.

          9.4  EMPLOYER WITH DEFINED BENEFIT PLAN.

          If the Employer maintains, or at any time maintained, a qualified defined benefit plan covering any Participant in this Plan, the sum of the Participant's Defined Benefit Plan Fraction and Defined Contribution Plan Fraction shall not exceed 1.0 in any Limitation Year. The Annual Additions which may be credited to the Participant's Accounts under this Plan for any Limitation Year shall be limited in accordance with the Joinder Agreement.

          9.5  DEFINITIONS.

          For the purposes of this Article, the following terms shall have the meanings described in this Section.

               (a) "ANNUAL ADDITIONS" means the sum of the following amounts credited to a Participant's Accounts under all defined contribution plans maintained by the Employer:

                    (i)   Employer contributions;

                    (ii)  Employee contributions;

                    (iii) Forfeitures;

                    (iv) Amounts allocated, after March 31, 1984, to an Individual Medical Benefit Account, which is part of a pension or annuity plan maintained by the Employer. Also amounts derived from contributions paid or accrued after December 31, 1985, in taxable years ending after such date, which are attributable to post-retirement medical benefits, allocated to the separate account of a key employee, as defined in Section 419A(d)(3) of the Code, under a Welfare Benefit Fund maintained by the Employer; and

                    (v)  Allocations under a Simplified Employee Pension.

               (b)  "COMPENSATION" means the sum of the following amounts:

                    (i)  ITEMS INCLUDED.

                         (A)  A Participant's wages, salaries, professional
service fees and other amounts received that are included in the Participant's taxable income (regardless of whether paid in cash) during a Limitation Year for personal services provided to the Employer. Compensation during the entire Limitation Year is counted, even if the Employee was not a Participant during the entire Limitation Year.

                         (B)  Commissions, payments based upon profits,
commissions on insurance premiums, tips, and bonuses.

                         (C)  The value of a nonqualified stock option
includable in gross income in the taxable year when granted.

                         (D)  Amounts includable in taxable income under Section
83(b) of the Code.

                         (E)  Reimbursements and expense allowances, fringe
benefits, amounts paid or reimbursed by the Employer for moving expenses that are not deductible by the Participant under Section 217 of the Code, and amounts includable in taxable income under Sections 104(a)(3), 105(a) or 105(h) of the Code.

                         (F)  For any Self-Employed Individual covered under the
Plan, Compensation means Earned Income.

                         (G)  If an Employee works for both the Employer and a
Related Employer during a Limitation Year, his Compensation shall include Compensation received from both the Employer and the Related Employer.

                    (ii) ITEMS EXCLUDED.

                         (A)  Employer contributions to a plan of deferred
compensation not includable in taxable income.

                         (B)  Employer contributions to a Simplified Employee
Pension that are deductible by an Employee.

                         (C)  Distributions from a plan of deferred
compensation.

                         (D)  Income realized upon the exercise of a
nonqualified stock option.

                         (E)  Income under Section 83 of the Code which is
realized because the property becomes transferable or not forfeitable.

                         (F)  Income realized on the sale, exchange or other
disposition of stock acquired under a qualified stock option.

                         (G)  Amounts subject to special tax benefits which are
not includable in income.

                         (H)  Contributions made by the Employer (whether or not
under a salary reduction agreement) towards the purchase of an annuity contract described in Section 403(b) of the Code (whether or not the contributions are actually excludable from the gross income of the Employee).

               For Limitation Years beginning after December 31, 1991, for purposes of applying the limitations of this Article, Compensation for a Limitation Year is the Compensation actually paid or made available in gross income during such Limitation Year.

               (c) "DEFINED BENEFIT PLAN FRACTION" means a fraction which has as its numerator the sum of the Projected Annual Benefit of the Participant under all defined benefit plans (whether or not terminated) maintained by the Employer, and which has as its denominator the lesser of the following:

                    (i) 1.25 times the dollar limitation of Section 415(b)(1)(A) of the Code in effect for the Limitation Year; or

                    (ii) 1.4 times the Participant's average Compensation for the three consecutive calendar years that produce the highest average.

               (d) "DEFINED CONTRIBUTION PLAN FRACTION" means a fraction which has as its numerator the sum of the Annual Additions to the Participant's Accounts under all defined contribution plans maintained by the Employer (whether or not terminated) for the current and all prior Limitation Years, and which has as its denominator the sum of the lesser of the following amounts determined for the year and for each prior year of service with Employer:

                    (i)  1.25 times the dollar limitation in effect under
Section 415(c)(1)(A) of the Code for the Limitation Year; or

                    (ii) 1.4 times the amount which must be taken into account under Section 415(c)(1)(B) of the Code.

               If the Employee was a Participant as of the end of the first day of the first Limitation Year beginning after December 31, 1986, in one or more defined contribution plans maintained by the Employer which were in existence on May 6, 1986, the numerator of the fraction described in the preceding paragraph shall be adjusted if the sum of this fraction and the Defined Benefit Plan Fraction would otherwise exceed 1.0 under the terms of this Plan. Under the adjustment, an amount equal to the product of (i) the excess of the sum of the fractions over 1.0 multiplied by (ii) the denominator of this fraction, shall be permanently subtracted from the numerator of this fraction. The adjustment is calculated using the fractions as they would be computed as of the end of the last Limitation Year beginning before January 1, 1987, and disregarding any changes in the terms and conditions of the Plan after May 15, 1986, but using the Section 415 limitation applicable to the first Limitation Year beginning on or after January 1, 1987.

               (e) "EMPLOYER" means Employer and all Related Employers (as modified by Section 415(h) of the Code).

               (f) "EXCESS AMOUNT" means the excess of the Participant's Annual Additions for the Limitation Year over the Maximum Permissible Amount.

               (c) "HIGHEST AVERAGE AMOUNT" means the average compensation for the three consecutive Plan Years with Employer that produces the highest average.

               (h) "INDIVIDUAL MEDICAL BENEFIT ACCOUNT" means an individual medical benefit account as defined in Section 415(l)(2) of the Code.

               (i) "LIMITATION YEAR" means a calendar year or any other 12-consecutive-month period elected by the Employer in the Joinder Agreement. All qualified plans maintained by the Employer must use the same Limitation Year.
If the Limitation Year is amended to a different 12-consecutive-month period, the new Limitation Year must begin on a date within the Limitation Year in which the amendment is made.

               (j) "MASTER OR PROTOTYPE PLAN" means a plan, the form of which is the subject of a favorable opinion letter from the Internal Revenue Service.

               (k) "MAXIMUM PERMISSIBLE AMOUNT" means the lesser of $30,000 (adjusted for each Limitation Year to take into account any cost-of-living adjustment provided for that Year under Section 415(d) of the Code) or 25% of the Participant's Compensation for the Limitation Year.

               If a short Limitation Year is created because of an amendment changing the Limitation Year to a different 12-consecutive-month period, the Maximum Permissible Amount shall not exceed $30,000 (adjusted for each Limitation Year to take into account any cost-of-living adjustments provided for that year under Section 415(d) of the Code) multiplied by the following fraction: the number of months in the short Limitation Year divided by 12.

               (l) "SIMPLIFIED EMPLOYEE PENSION" means a simplified employee pension as defined in Section 408(k) of the Code.

               (m) "PROJECTED ANNUAL BENEFIT" with respect to a defined benefit plan in which the Participant also participates, means the annual benefit to which the Participant would be entitled under the terms of the defined benefit plan if both of the following occur:

                    (i) The Participant continued employment until Normal Retirement Age (or current age, if greater); and

                    (ii) The Participant's Compensation for the Limitation Year and all other relevant factors used to determine such benefit remained constant until Normal Retirement Age (or current age, if greater).

               (n) "WELFARE BENEFIT FUND" means a welfare benefit fund as defined in Section 419(e) of the Code.

                                          E.

          Section 15.4 shall be amended to read as follows:

          15.4 SPENDTHRIFT PROVISION.

          No benefit or interest under the Plan is subject to assignment or alienation, whether voluntary or involuntary, except as provided in the Plan or in a Qualified Domestic Relations Order, or any domestic relations order entered before January 1, 1985.

                                          F.

          In all other respects, the Plan shall be unchanged.

          IN WITNESS OF WHICH, Employer has adopted this 1995-1 Amendment to the Plan.
                                        AMWAY MANAGEMENT COMPANY

                                      By_/S/ ALLAN D. ENGEL
                                                           ----------------

                                                  Its PRESIDENT AND SECRETARY
                                                                             ---

                          NOTICE OF INCOME TAX WITHHOLDING
                           ON CERTAIN DISTRIBUTIONS FROM
                              AMWAY MANAGEMENT COMPANY
                             MASTER PROFIT-SHARING PLAN


          Most payments from the Plan you or your employer have established by adopting the Amway Management Company Master Profit-Sharing Plan are "eligible rollover distributions." If a payment is an eligible rollover distribution, it is subject to a mandatory 20% income tax withholding unless it is paid in a direct rollover to an IRA or another employer plan that accepts rollovers. Certain payments cannot be rolled over (e.g., payments spread over long periods or required minimum payments). See the Special Tax Notice Regarding Plan Payments for more information. If a payment cannot be rolled over, the remaining portion of this notice applies.

          The distribution payment(s) you receive from the Plan which cannot be rolled over are subject to federal income tax withholding unless you elect not to have withholding apply. Withholding will only apply to the portion of your distribution payment(s) that are included in your income subject to federal income tax. Thus, for example, there will be no withholding on the return of your own employee after-tax contributions which you may have previously made to the Plan.

          You may elect not to have withholding apply to your distribution payment(s) or you may elect to have federal income tax withheld from the taxable portion of your distribution payment(s). You must make your election by signing and dating the attached Distribution Election form and by completing an IRS Form W-4P. These documents should be returned by mail to: Amway Management Company, 7575 East Fulton Road, S.E., Ada, Michigan 49355-0001.

          IF YOUR DISTRIBUTION ELECTION FORM AND IRS FORM W-4P ARE NOT RECEIVED BY THE TIME THE FIRST DISTRIBUTION PAYMENT IS ACTUALLY MADE, THEN INCOME TAX WILL BE WITHHELD. YOU MAY WISH TO CONSULT YOUR TAX ADVISER AND/OR LEGAL COUNSEL WITH RESPECT TO ANY WITHHOLDING QUESTIONS WHICH YOU MIGHT HAVE.

          If you elect not to have withholding apply to your distribution payment(s), or if you do not have enough federal income tax withheld from your distribution payment(s), you may be responsible for the payment of estimated income tax. You may incur penalties under the estimated tax rules if your withholding and estimated tax payments are not sufficient.

                              AMWAY MANAGEMENT COMPANY
                              MASTER PROFIT-SHARING PLAN

                              DISTRIBUTION ELECTION FORM


     Employer: __________________________________________
     Participant:   __________________________________________
     Participant's Address:  __________________________________
                       __________________________________
     Participant's Social Security No.: ________________________ Participant's Date of Birth: _____________________________
     Plan Account No.:  _____________________________________



     This form completed by:  ______ Participant   _____ Beneficiary*



                                 FORM OF DISTRIBUTION

          By signing this document, I request that my benefits in the AMWAY MANAGEMENT COMPANY MASTER PROFIT-SHARING PLAN (the "Plan") be distributed in the manner indicated below.

          Before completing this form you should read the Special Tax Notice Regarding Plan Payments. The portion of your distribution which is an eligible rollover distribution is subject to a mandatory 20% income tax withholding unless it is paid in a direct rollover. The portion of your distribution which is NOT an eligible rollover distribution (i.e., payments spread over long periods and required minimum payments) is subject to elective income tax withholding (see the Notice of Income Tax Withholding on Certain Distribution From Amway Management Company Master Profit-Sharing Plan). You have the responsibility to notify the Amway Management Company what portion of your distribution is an eligible rollover distribution so that the proper income tax withholding rules may be applied.

          (Note: You may divide your distribution (i.e., a portion paid to you and the remainder paid in a direct rollover to a retirement plan or individual retirement arrangement ("IRA")); however, you may NOT do so if the direct rollover is less than $500.)

     _____     1.   Lump sum payment to:

               _____     Me
               _____     The retirement plan or IRA indicated below.
               _____     Me in the amount of $__________ with a direct rollover
of the remainder to the retirement plan or IRA indicated below.

*Read the "Surviving Spouses, Alternative Payees, and Other Beneficiaries" portion of the Special Tax Notice Regarding Plan Payments before completing this form.

    _____      2.        (indicate monthly, quarterly or annual)
                         installment payments to:

               _____     Me over a period of __________ years.

               _____ The retirement plan or IRA indicated below over a period of __________ years. (This option is available only if the installment payments are for a period of ten years or less.)

     _____     3.   A lump sum payment of $____________ with the remaining
                    portion in                        (indicate monthly,
                    quarterly or annual) installment payments over a period of __________ years.

               a.   Please distribute the lump sum payment to:

                    _____     Me

                    _____     The retirement plan or IRA indicated below.

               b.   Please distribute the installment payments to:

                    _____     Me

                    _____ The retirement plan or IRA indicated below. (This option is available only if the installment payments are for a period of ten years or less.)

IF YOU ELECTED A DIRECT ROLLOVER OF YOUR DISTRIBUTION TO ANOTHER EMPLOYER'S RETIREMENT PLAN, THE FOLLOWING INFORMATION MUST BE PROVIDED. (FAILURE TO ACCURATELY COMPLETE THIS SECTION MAY PREVENT A DIRECT ROLLOVER FROM OCCURRING.)

          Name of the retirement plan:  ________________________________________

          Name and address of the plan's trustee:_______________________________
          ___________________________________________________________________

          ___________________________________________________________________


IF YOU ELECTED A DIRECT ROLLOVER OF YOUR DISTRIBUTION TO AN IRA, THE FOLLOWING INFORMATION MUST BE PROVIDED. (FAILURE TO ACCURATELY COMPLETE THIS SECTION MAY PREVENT A DIRECT ROLLOVER FROM OCCURRING.)

          Name and address of the IRA custodian or trustee:_____________________
          ___________________________________________________________________

          ______________________________________________________________

          Account Number of the IRA:  ________________________________________

                                 TIME OF DISTRIBUTION

          I understand that my lump sum payment will be made and/or my installment payments will begin as soon as administratively feasible after I request payment.



                        ACKNOWLEDGEMENT REGARDING DISTRIBUTION

          In making this request for a distribution, I acknowledge the folloing:

               1. If I have benefits of at least $3,500, I understand I do NOT have to receive distribution of my benefits before I attain retirement age.

   However, even though I may not yet be retirement age, I elect to receive my vested benefits now rather than wait until retirement age.

               2. I understand that the amount of my benefits will be based upon the value of my accounts as of the date or dates my investment in the Amway Mutual Fund and the Cash Equivalent Fund is sold.

               3. I have received and read the Special Tax Notice Regarding Plan Payments and understand the tax consequences of my election above.

               4. If I elected a direct rollover of my vested benefits to another retirement plan or IRA, I certify that the retirement plan or IRA is eligible to receive the rollover.


Dated:                    , 199
        ------------------     -   ------------------------------------------
                                   Signature of Participant/Beneficiary



                                   ------------------------------------------
                                   Printed Name of Participant/Beneficiary
Accepted By:
AMWAY MANAGEMENT COMPANY

By
  --------------------------------------------

     Its
        -----------------------------------


Dated:                             , 199
        ---------------------------     -----------------------------------

                                      MEMORANDUM

TO:       EMPLOYERS

FROM:     AMWAY MANAGEMENT COMPANY

RE: REPORTING AND DISCLOSURE REQUIREMENTS IN CONNECTION WITH THE AMWAY MANAGEMENT COMPANY MASTER PROFIT-SHARING PLAN
_______________________________________________________________________________

          Your business has established a retirement plan by adopting the Amway Management Company Master Profit-Sharing Plan ("Plan"). You are the plan administrator of your Plan. As plan administrator, you are responsible for certain reporting and disclosure requirements. This memo is in two parts. Part I explains the general reporting and disclosure requirements for an employer with no employees. An employer is considered to have no employees where the employer is either:

               (1) A sole proprietorship, where the sole proprietorship and any other commonly owned businesses have no employees who have completed 12 months of employment, as defined in the Master Plan, other than the sole proprietor and the sole proprietor's spouse;

               (2) A partnership, where the partnership and any other commonly owned businesses have no employees who have completed 12 months of employment, as defined in the Master Plan, other than the partners and the partners' spouses; or

               (3) A corporation, where the corporation and any other commonly owned businesses have no employees who have completed 12 months of employment, as defined in the Master Plan, other than the shareholders and the shareholders' spouses.

Part II explains the reporting and disclosure requirements for an employer with one or more employees. Any employer not qualifying under part I is considered to have one or more employees.

                                        PART I

         REPORTING AND DISCLOSURE REQUIREMENTS FOR EMPLOYERS WITH NO EMPLOYEES

          A. ANNUAL REPORT. You must file an annual report, using IRS Form 5500EZ, with the Internal Revenue Service within seven months after the close of each plan year. HOWEVER, IF YOUR PLAN'S ASSETS TOTAL $100,000 OR LESS ON THE LAST DAY OF A PLAN YEAR, YOU ARE NOT REQUIRED TO FILE AN IRS FORM 5500EZ FOR THAT PLAN YEAR AND THE REMAINING PORTION OF THIS SECTION DOES NOT APPLY TO YOU.
          The remaining portion of this section applies to you if your Plan's assets total more than $100,000 on the last day of a plan year and you are required to file an IRS Form 5500EZ for that plan year. If a participant separated from service during the plan year and his benefits were not paid during the plan year, a Schedule SSA should be attached to the annual report.
If there was a change in the name or address of the plan administrator, or a termination or merger of the Plan during the plan year, you should file notification of the change on an attachment to the annual report. In addition, in the case of a merger of the Plan, you must also file an IRS Form 5310 with the IRS at least 30 days before the merger or any transfer of plan assets.

          To assist you in complying with your obligations, the Amway Management Company intends to provide you each year with a partially completed IRS Form 5500EZ and the current year's instructions. Included in the partially completed IRS Form 5500EZ will be a statement as to the total amount of your Plan's assets as of the last day of the most recently completed plan year. The other items included in the partially completed IRS Form 5500EZ are identical for all businesses which have adopted the Master Plan. You must complete the remaining items.

          B. WRITTEN CONSENT FOR EARLY DISTRIBUTION. The Master Plan provides that benefits will not be distributed to a terminated employee before normal retirement age unless the employee requests an earlier distribution. The only exception is that small benefits of less than $3,500 will be distributed without the employee making a request. IRS regulations require a participant to request an early distribution of $3,500 or more in writing. The Amway Management Company will provide you with a Distribution Election form which satisfies this requirement.

          C. INCOME TAX WITHHOLDING/TAX RULES. A mandatory 20% income tax withholding requirement is imposed on any distribution which is an "eligible rollover distribution." A participant can avoid the mandatory 20% income tax withholding by making a direct rollover of his distribution to an IRA or to another employer retirement plan which accepts rollovers.

          The IRS requires that you notify each participant of the mandatory 20% income tax withholding and other special tax rules regarding a distribution from the Plan. The Amway Management Company will provide you with a notice entitled Special Tax Notice Regarding Plan Payments that may be used to satisfy this requirement. Generally, you must provide this notice to the participant at least 30 days but no more than 90 days before the distribution. However, a participant may elect to begin receiving benefits within 30 days after being provided the notice. If a participant requests payment in installments, the notice must be provided once a year for the period during which the payments are made.

          The 20% income tax withholding tax requirement does not apply if the distribution is NOT an eligible rollover distribution. If the distribution is not an eligible rollover distribution it is subject to optional income tax withholding. The Amway Management Company will provide you with a notice entitled Notice of Income Tax Withholding on Certain Distributions to further explain these rules to participants. If a distribution is not an eligible rollover distribution, a participant must make his income tax withholding election using the Distribution Election form and IRS Form W-4P. You should send a participant's completed Distribution Election form and IRS Form W-4P to the Amway Management Company. However, if the Amway Management Company does not receive the completed Distribution Election form and IRS Form W-4P by the time the first distribution payment is actually made to the participant, then income tax will be withheld.

          D. TAX WITHHOLDING REPORTS. If income taxes were withheld from a participant's distribution from the Plan during a plan year, the Amway Management Company will file an IRS Form 941 or 941E with the IRS.

          E. BENEFICIARY DESIGNATION FORM. Each participant should complete a Beneficiary Designation form. Again, the Amway Management Company will provide you with a copy of this form. If the participant is married, he must designate his spouse as primary beneficiary unless the participant and his spouse agree in writing to choose a different or additional beneficiary. The spouse's consent to another beneficiary must be witnessed by a notary public.

                                       PART TWO


    REPORTING AND DISCLOSURE REQUIREMENTS FOR
    EMPLOYERS WITH ONE OR MORE EMPLOYEES

          A. ANNUAL REPORT. You must file an annual report, using IRS Form 5500-C/R, with the IRS within seven months after the close of each plan year.
If a participant separated from service during the plan year and his benefits were not paid during the plan year, a Schedule SSA should be attached to the annual report. If there was a change in the name or address of the plan administrator, or a termination or merger of the Plan during the plan year, you should file notification of the change on an attachment to the annual report.
In addition, in the case of a merger of the Plan, you must also file an IRS Form 5310 with the IRS at least 30 days before the merger or any transfer of plan assets.

          B. SUMMARY ANNUAL REPORT. Department of Labor regulations require a summary annual report to be provided to each participant in the Plan within nine months after the close of each plan year. The summary annual report is a fill-in-the-blank summary of the financial condition of the Plan. However, in lieu of providing a summary annual report to each participant, this requirement can be satisfied through providing each participant in the Plan with a copy of the IRS Form 5500-C/R, along with a Disclosure of Plan Information Under ERISA notice. The Amway Management Company will provide you with a copy of a notice which satisfies this requirement.

          C. WRITTEN CONSENT FOR EARLY DISTRIBUTION. The Master Plan provides that benefits will not be distributed to a terminated employee before normal retirement age unless the employee requests an earlier distribution. The only exception is that small benefits of less than $3,500 will be distributed without the employee making a request. IRS regulations require a participant to request an early distribution of $3,500 or more in writing. The Amway Management Company will provide you with a Distribution Election form which satisfies this requirement.

          D. INCOME TAX WITHHOLDING/TAX RULES. A mandatory 20% income tax withholding requirement is imposed on any distribution which is an "eligible rollover distribution." A participant can avoid the mandatory 20% income tax withholding by making a direct rollover of his distribution to an IRA or to another employer retirement plan which accepts rollovers.
          The IRS requires that you notify each participant of the mandatory 20% income tax withholding and other special tax rules regarding a distribution from the Plan. The Amway Management Company will provide you with a notice entitled Special Tax Notice Regarding Plan Payments that may be used to satisfy this requirement. Generally, you must provide this notice to the participant at least 30 days but no more than 90 days before the distribution. However, a participant may elect to begin receiving benefits within 30 days after being provided the notice. If a participant requests payment in installments, the notice must be provided once a year for the period during which the payments are made.
          The 20% income tax withholding tax requirement does not apply if the distribution is NOT an eligible rollover distribution. If the distribution is not an eligible rollover distribution it is subject to optional income tax withholding. The Amway Management Company will provide you with a notice entitled Notice of Income Tax Withholding on Certain Distributions to further explain these rules to participants. If a distribution is not an eligible rollover distribution, a participant must make his income tax withholding election using the distribution election form and IRS Form W-4P. You should send a participant's completed distribution election form and IRS Form W-4P to the Amway Management Company. However, if the Amway Management Company does not receive the completed distribution election form and IRS Form W-4P by the time the first distribution payment is actually made to the participant, then income tax will be withheld.

          E. TAX WITHHOLDING REPORTS. If income taxes were withheld from a participant's distribution from the Plan during a plan year, the Amway Management Company will file an IRS Form 941 or 941E with the IRS.

          F. BENEFICIARY DESIGNATION FORM. Each participant should complete a Beneficiary Designation form. Again, the Amway Management Company will provide you with a copy of this form. If the participant is married, he must designate his spouse as primary beneficiary unless the participant and his spouse agree in writing to choose a different or additional beneficiary. The spouse's consent to another beneficiary must be witnessed by a notary public.

          G. SUMMARY PLAN DESCRIPTION. Within 120 days after you adopt the Master Plan, you must provide each participant in your Plan with a copy of a Summary Plan Description ("SPD"). Further, each subsequent new participant in your Plan must be provided with a copy of the SPD within 90 days after becoming a participant. Every fifth year, an updated SPD must be furnished to participants and beneficiaries if your plan has been amended during that five year period. If no plan amendment is made within the five year period, the updated SPD need only be furnished once every ten years. In addition, a copy of the SPD must be filed with the Department of Labor.

          No official SPD form is available. However, a description of what must be included in the SPD is set forth in Department of Labor regulations. Among the items which must be included in the SPD are the following:

               1. The name of your Plan which has been established by adopting the Master Plan (this is typically "[employer's name] Profit-Sharing Plan").

               2. The name of the Master Plan (Amway Management Company Master Profit-Sharing Plan).

               3.   The number assigned to the Master Plan by the IRS
(H7728120).

               4. The name, address and telephone number of the Master Plan sponsor (Amway Management Company, 7575 East Fulton Road, S.E., Ada, Michigan 49355-0001; telephone number (616) 676-6288).

               5. The name, address and telephone number of the trustee (Michigan National Bank, 27777 Inkster Road, P.O. Box 9065, Farmington Hills, Michigan 48333; telephone number (313) 473-3555).

               6. The name, address and telephone number of the employer adopting the Master Plan.

               7. The taxpayer identification number of the employer adopting the Master Plan.

               8.   The type of Plan (profit-sharing plan).

               9. The type of administration (your Plan is administered by a plan administrator).

               10. The name, address and telephone number of the plan administrator (this is typically the employer).

               11. The name and address of an individual designated as agent for service of legal process along with a statement that legal process may also be served on the plan administrator or the trustee.

               12. The date of the last day of the plan year (this is typically December 31, unless you specifically elect a plan year other than the calendar year in your Joinder Agreement).

               13.  The Plan's eligibility and participation requirements.

               14.  The definition of normal retirement age.

               15. A statement that a participant's benefits are fully vested and nonforfeitable at the time contributions are made on his behalf.

               16. A statement that plan benefits are not insured by the Pension Benefit Guaranty Corporation because the Plan is a defined contribution plan with individual accounts for participants.

               17.  The Plan's contribution formula.

               18.  The Plan's claims procedure.

               19. An explanation of the rights of participants and beneficiaries under the federal law known as ERISA.

          YOU SHOULD CONSULT WITH YOUR LEGAL COUNSEL TO INSURE THAT YOUR SPD CONTAINS ALL THE INFORMATION REQUIRED UNDER FEDERAL LAW.

          H. SUMMARY OF MATERIAL MODIFICATIONS. If an important change is made to the Master Plan or your Joinder Agreement, you must provide the participants with a "Summary of Material Modifications" to inform them of the change. This document must be supplied no later than seven months after the end of the plan year in which the change is made. A copy of the Summary of Material Modifications must also be filed with the Department of Labor.

          I. OTHER REPORTS AND RECORDS RETENTION. The Department of Labor may ask you to supply additional documents as it requires in order to enforce its responsibilities under federal law. In this respect, plan administrators are generally required to preserve their plan records for at least six years from the filing of a report to which those documents relate.

          THIS MEMORANDUM GENERALLY DISCUSSES THE TYPES OF REPORTS WHICH YOU MAY BE REQUIRED TO FILE IN CONNECTION WITH YOUR PLAN. YOU SHOULD CONSULT WITH YOUR TAX ADVISER AND/OR LEGAL COUNSEL CONCERNING WHICH REPORTING AND DISCLOSURE REQUIREMENTS YOU MUST SATISFY IN YOUR PARTICULAR SITUATION.

                            AMWAY MANAGEMENT COMPANY
                           MASTER PROFIT-SHARING PLAN
                                JOINDER AGREEMENT
                               (STANDARDIZED FORM)
                            _________________________


EMPLOYER: _____________________________________________________________________

ADDRESS:  _____________________________________________________________________

     __________________________________________________________________________

TELEPHONE NUMBER:   ___________________________________________________________

AUTHORIZED REPRESENTATIVE (to instruct
Trustee):_______________________________________________________________________
________________________________________________________________________________

TAX YEAR END:_____________________PLAN NUMBER:____________________________

TAXPAYER IDENTIFICATION NUMBER: _____________________________________ _____

FORM OF BUSINESS (check one):
     ____ Sole Proprietorship                ____ Regular Corporation

     ____ Partnership                        ____ S Corporation

     ____ Limited Liability Company          ____ Other

TRUSTEE:  Michigan National Bank
          27777 Inkster Road
          P.O. Box 9065
          Farmington Hills, MI 48333
          (313) 473-3555

SPONSOR:  Amway Management Company
          7575 East Fulton Road
          Ada, MI 49355
          (616) 676-6288

          This Joinder Agreement, when signed by Employer and Michigan National Bank ("Trustee"), shall establish or amend Employer's retirement plan for the benefit of its eligible employees and the employees of any Related Employer.
The terms of the Amway Management Company Master Profit-Sharing Plan ("Master Plan") for Plan Years beginning on or after January 1, 1989, are incorporated by reference into this document.

          The terms of the Master Plan and provisions elected in this Joinder Agreement will constitute the terms and conditions of Employer's retirement plan. This Joinder Agreement may only be used in conjunction with the Master Plan (Master Plan 01). Employer's failure to properly complete this Joinder Agreement may result in the disqualification of Employer's retirement plan.

1.   NEW PLAN OR AMENDMENT.  This Adoption Agreement constitutes:

     ___  (a)  A new plan established by Employer.

     ___  (b)  An amendment of a plan maintained by Employer.

               Effective date of former plan: __________________.

     Note: If the Adoption Agreement is intended as an amendment of a prior plan (other than a plan established using this Master Plan), Employer may NOT use the Master Plan if the prior plan permitted benefit distributions in a form other than lump sum payments and installment payments.

2. EFFECTIVE DATE. The Plan or this amendment of the Plan shall be effective as of __________________________.

3. PLAN YEAR. The Plan Year and any other limitation year of the Plan is the calendar year, unless the Employer has a different taxable year. In that event, the Plan Year and any other limitation year shall begin on __________________ (must be the first day of a calendar month) and end on _________________.

4. COVERED EMPLOYEES. The Plan shall cover all employees of Employer and any Related Employer who have completed at least one year of service, as defined in the Master Plan and in this Joinder Agreement.

     A Related Employer includes any other business entity, whether or not incorporated, that is commonly-owned with Employer. A commonly-owned business exists if, for example:

          -- The Employer owns more than 80% of another business.

          -- The owners or shareholders of Employer, individually or together with less than five individuals, own or control another business.

     Note: These are only two examples of commonly-owned businesses. An Employer should consult its legal counsel regarding this issue.

5. YEAR OF SERVICE. For purposes of eligibility to participate in the Plan, a year of service means (check one):

     ___ (a) 12 months of employment with Employer or a Related Employer (while related). An Employee shall be credited with service based on the time between the Employee's date of employment (i.e., the date on which the Employee performs his first hour of service for Employer) and the Employee's severance from service (i.e, the date as of which the Employee quits, retires, is discharged or dies; or, if earlier, the date on which the Employee has not performed an hour of service for one year). However, if an Employee has a severance from service and is rehired before incurring a break in service (i.e., a period of 12 continuous months beginning as of an Employee's severance from service and during which the Employee is not employed by Employer), the period in which the Employee is not employed shall be included in his service for this purpose.

     ___ (b) An eligibility computation period where the Employee is employed on the last day of the eligibility computation period and has at least 1,000 hours of service during the eligibility computation period. The initial eligibility computation period is the 12-consecutive-month period beginning on the Employee's date of employment. After the initial eligibility period, the eligibility computation period is each Plan Year beginning after the Employee's date of employment.

6. OTHER QUALIFIED PLAN. If an Employer also maintains another Qualified Plan, Employer may not adopt the Master Plan unless the other Qualified Plan provides the minimum benefit accrual or minimum contribution required under
Section 416 of the Code. Note: If an Employer maintains another Qualified Plan, the Employer should consult its legal counsel regarding this issue.

7. TRUSTEE'S FEES AND EXPENSES. Employer agrees that Trustee shall be entitled to, and may charge and receive from the Trust, such reasonable fees and expenses agreed to by Trustee and Sponsor.

8. LIMITATIONS ON ANNUAL ADDITIONS. If Employer maintains, or ever has maintained, another qualified plan in which any Participant in this Plan is (or was) a Participant or could possibly become a Participant, Employer must complete this section.

     (a) If the Participant is covered under another qualified defined contribution plan maintained by Employer, other than a Master or Prototype plan:

          ___ (i) The provisions of Section 9.2(a) through Section 9.2(f) of the Master Plan will apply, as if the other plan was a Master or Prototype plan.

          ___ (ii) (Provide the method under which the plans will limit total Annual Additions to the Maximum Permissible Amount, and will properly reduce any Excess Amounts, in a manner that precludes Employer discretion. This should be done on attached Exhibit A.)

     (b) If the Participant is, or ever has been, a Participant in a defined benefit plan maintained by Employer:

          ___ (i) In any Limitation Year, the Annual Additions credited to the Participant under this Plan may not cause the sum of the Defined Benefit Plan Fraction and the Defined Contribution Plan Fraction to exceed 1.0. If the Employer contributions that would otherwise be allocated to the Participant's Employer Contribution Account during such year would cause the 1.0 limitation to be exceeded, the allocation will be reduced so that the sum of the fractions equals 1.0. Any contributions not allocated because of the preceding sentence will be allocated to the remaining Participants under the allocation formula under the Plan. If the 1.0 limitation is exceeded because of an Excess Amount, such Excess Amount will be reduced in accordance with Section 9.1(d) of the Master Plan.

          ___ (ii) (Provide the method under which the plan involved will satisfy the 1.0 limitation in a manner that precludes Employer discretion. This should be done on attached Exhibit A.)

9. INFORMATION TO TRUSTEE. Employer agrees to furnish to Trustee all information it reasonably may require for the proper operation of the Plan.

10. CONTRIBUTIONS HELD IN TRUST. Trustee agrees to hold all contributions made to the Trust Fund by Employer in trust, in accordance with the terms and provisions of the Plan and to distribute the same only as provided in the Plan.

11. AMENDMENT OR TERMINATION BY SPONSOR. Sponsor shall inform Employer of any amendments made to the Master Plan or of the discontinuance or abandonment of the Master Plan.

12. AMENDMENT OR TERMINATION BY EMPLOYER. Employer reserves the right to amend or terminate the Plan at any time, subject to the requirements of Article XIV of the Master Plan.

13. RELIANCE ON OPINION LETTER. An Employer who has ever maintained or later adopts any plan in addition to this Plan may NOT rely on an opinion letter issued by the National Office of the Internal Revenue Service ("IRS") regarding the Master Plan as evidence that the Plan is qualified under Section 401 of the Code. For this purpose, a Welfare Benefit Fund and an Individual Medical Benefit Account, as defined in the Master Plan, shall be treated as an additional plan. If an Employer who adopts or maintains multiple plans wishes to obtain reliance that its plan(s) are qualified, the Employer must apply to the appropriate key district office of the IRS for a determination letter.
     An Employer may not rely on the opinion letter issued by the National Office of the IRS as evidence that this Plan is qualified under Section 401 of the Code unless the terms of the Plan, as herein adopted or amended, that pertain to the requirements of Sections 401(a)(4), 401(a)(17), 401(l), 401(a)(5), 410(b) and 414(s) of the Code are either made effective retroactively to the first day of the first Plan Year beginning after December 31, 1988 (or such other date on which these requirements first become effective with respect to this Plan) or are made effective no later than the first day on which Employer is no longer entitled, under regulations, to rely on a reasonable, good faith interpretation of these requirements, and the prior provisions of the Plan constitutes such an interpretation.
          IN WITNESS OF WHICH, Employer and Trustee have signed this Joinder Agreement this ______ day of _____________, 199__.

                         EMPLOYER_____________________________________________

                         By__________________________________________

                         Its__________________________________

                              MICHIGAN NATIONAL BANK

                              By__________________________________________

                              Its___________________________________

     Note: Before signing the Joinder Agreement, an Employer should have its legal counsel review the Master Plan and Joinder Agreement to determine if they are appropriate in the Employer's circumstances and to insure that Employer understands its responsibilities.

                            AMWAY MANAGEMENT COMPANY

                           MASTER PROFIT-SHARING PLAN
                          QUESTION AND ANSWER BROCHURE


1.   WHAT IS THE AMWAY MANAGEMENT COMPANY MASTER PROFIT-SHARING PLAN (MASTER
     PLAN)?
     The Master Plan is a tax-exempt retirement plan which can be adopted by any business (sole proprietorship, partnership or corporation) for the benefit of the employees and owners of the business. Subject to certain limitations, contributions to the Master Plan for the benefit of the employees and owners of the business are deductible on the business' federal income tax return. Most states provide for a similar deduction. You should consult your tax adviser and/or legal counsel concerning the law in your state.

2.   WHO IS CONSIDERED AN OWNER OF THE BUSINESS FOR PARTICIPATION PURPOSES?
     A sole proprietor or a partner in a partnership may participate in the Master Plan, provided the proprietor or partner receives income for personal services on behalf of the business. A shareholder of a regular or S corporation may also participate in the Master Plan if the shareholder is an employee of the corporation.

3. MAY THE MASTER PLAN BE ADOPTED EVEN IF THE OWNER OF THE BUSINESS ADOPTING THE PLAN ALSO WORKS FOR ANOTHER EMPLOYER?
     Yes. The Master Plan may be adopted even if the owner of the business is covered by another employer's retirement plan. For example, an Amway distributor may adopt the Master Plan with regard to his distributorship business, in addition to being covered by another employer's retirement plan.

     However, if the business adopting the Master Plan is under common control with one or more other businesses, the employees of all the commonly owned businesses must be covered. See also question and answer 10.

4.   HOW CAN I PARTICIPATE IN THE MASTER PLAN?
     The owners and employees of a business can participate in the Master Plan if the business completes a Joinder Agreement. The Joinder Agreement must be executed by an authorized representative of the business adopting the Master Plan. It must also be signed by Michigan National Bank, the trustee of the Master Plan.

     The Joinder Agreement must be executed by the parties no later than the last day of the tax year (December 31, in the case of a calendar year taxpayer) for which the initial contribution is being made. As a practical matter, it is much better for the Joinder Agreement to be completed, executed and mailed to the Amway Management Company well in advance of this deadline. The Amway Management Company will then have the Joinder Agreement signed by Michigan National Bank.

     The initial contribution must be a minimum of $100 (for amounts invested in the Amway Mutual Fund) and $1,000 (for amounts invested in the Cash Equivalent Fund). The contributions should be sent in with the Joinder Agreement and should specify the initial investment direction in dollar amounts (e.g., $100 to be invested in the Amway Mutual Fund and $1,000 to be invested in the Cash Equivalent Fund). In addition, if the business adopting the Master Plan is a corporation, the corporation must include with its Joinder Agreement, a copy of the board of directors' resolution approving the adoption of the Master Plan. The resolution must also approve the corporation's annual contribution and authorize the corporation's officers to perform all acts necessary to adopt the Master Plan.

     If you are interested in adopting the Master Plan, you can obtain a copy of the Joinder Agreement and the other adoption documents either by sending in the coupon at the end of this question and answer brochure or by writing or calling the Amway Management Company at 7575 East Fulton Road, S.E., Ada, Michigan 49355-7150, telephone number (616) 676-6288.

5. HOW DOES A PARTICIPATING BUSINESS DETERMINE THE AMOUNT OF ITS ANNUAL CONTRIBUTION TO THE MASTER PLAN?
     A participating business' annual contribution is discretionary. The business may decide the amount, if any, that it will contribute to the Master Plan each year. However, the business' annual contribution may not exceed the maximum deductible contribution permitted under the Internal Revenue Code. Generally, this amount is 15% of all of the participants' annual compensation. Further, the annual amount added to each participant's account in the Master Plan and all other defined contribution plans maintained by the business may not exceed the lesser of 25% of the participant's compensation or $30,000. In general, the business may deduct the amount of the annual contribution on its federal and state income tax returns and the benefits are not taxable to the participants until distributed.

6.   WHAT CONSTITUTES COMPENSATION FOR PURPOSES OF THE MASTER PLAN?
     For participants who are regular employees, compensation generally means wages, salary, overtime, incentive pay, bonuses and commissions. For participants who are partners in or proprietors of the business adopting the Master Plan, compensation generally means net earnings with respect to the business adopting the Master Plan. For this purpose, net earnings are determined after the deduction of all annual contributions made to the Master Plan by the business.

     For purposes of contributions made on behalf of participants, annual compensation is subject to a dollar limit. Effective for plan years beginning before January 1, 1993, the dollar limit is $200,000 per participant. The $200,000 limit is adjusted each year for increases in the cost of living. (The limit for 1993 is $235,840.) Effective for plan years beginning on or after January 1, 1994, the dollar limit is $150,000 per participant. The $150,000 limit will be adjusted in $10,000 increments for increases in the cost of living. (These adjustments will occur less frequently than annually.)

7.   WHAT HAPPENS TO A BUSINESS' ANNUAL CONTRIBUTION?
     A business' annual contribution is allocated to each participant based on the ratio that the participant's compensation for the year bears to the total compensation of all eligible participants of the business for the year. The contributions are credited to individual accounts in the participants' names.

     The entire amount allocated to each participant's individual account will be invested by the trustee in Amway Mutual Fund, Inc. common stock or, effective as of September 1, 1993, in the Cash Equivalent Fund, or in a combination of both. The Amway Mutual Fund and the Cash Equivalent Fund are valued each business day. The value of a participant's account as of any business day will be the number of shares of common stock in the Amway Mutual Fund credited to the participant's individual account as of that date, multiplied by the market value per share, plus the amount in the Cash Equivalent Fund credited to the participant's individual account as of that date. The trustee will provide each participant with a statement regarding the value of his account as of the last day of each plan year. The amount eventually distributed to a participant will be the value of his individual account as of the date or dates his interest in the Amway Mutual Fund and the Cash Equivalent Fund is sold.

8. TO WHOM SHOULD THE BUSINESS' ANNUAL CONTRIBUTION CHECK BE MADE PAYABLE? Michigan National Bank, Trustee.

9. WHEN MUST A BUSINESS MAKE A CONTRIBUTION TO THE MASTER PLAN IN ORDER TO QUALIFY FOR A TAX DEDUCTION?

     If a business adopted the Master Plan as described in question and answer 4, its contributions may be made at any time before the time prescribed by federal law for the business to file its income tax return (including extensions).

     For example, in the case of an unincorporated sole proprietorship which files on a calendar year basis and which executes a Joinder Agreement by December 31 of the current year, any contributions for the current year normally would have to be made by April 15 of the following year, assuming the sole proprietorship has not obtained any extensions. However, to insure that the contribution in this example was timely made, we would have recommended that it be mailed prior to April 15 so that the transaction would have been completed by that date. However, if the Joinder Agreement had not been executed by December 31 of the prior calendar year, then no contribution could have been made for the prior year.

10.  WHEN MUST AN EMPLOYEE BE INCLUDED AS A PARTICIPANT?

     Any employee who has completed one year of service with the business or any other commonly owned business must be included as a participant. The employee will become a participant on the date he completes one year of service. In the Joinder Agreement, you must select one of two possible definitions of year of service for this purpose. The first definition is the completion of 12 months of employment, whether or not consecutive.
     This would allow an employee who works for you on a part-time basis to become eligible to participate. The second definition is a 12-consecutive-month period where the employee has 1,000 hours of service and is employed on the last day of the period. This definition tends to limit participation to full-time employees.

     If your business has any employees, you should notify the Amway Management Company. You should also consult with your tax adviser and/or legal counsel because there are several special rules that apply to a business which has one or more employees.

11.  WHEN MAY FUNDS BE WITHDRAWN BY A PARTICIPANT?
     Generally, a participant may request distribution of his benefits at any time following the date the participant:

          (a) Becomes totally disabled. A participant is "totally disabled" if the participant has a permanent inability to perform the usual duties of his job due to a physical or mental impairment (as determined by the written opinion of a physician selected by the plan administrator, unless the plan administrator determines that a physician's examination is unnecessary);

          (b) Attains normal retirement age. A participant will attain normal retirement age on the earlier of the date the participant attains age 65 or attains 59 1/2 and has participated in the Plan for at least five years; or

          (c)  Terminates employment.

     If your business terminates the Plan, the participant will receive a distribution of benefits. Further, federal law requires that a participant's benefit payments begin by the April 1 after the calendar year in which he attains age 70 1/2, regardless of whether he has terminated employment.

12.  HOW MAY BENEFITS BE RECEIVED?

     There are three forms in which payments may be made. A participant may elect the form of payment he prefers. The forms of payment are as follows:

          (a) A lump sum payment of the entire amount in the participant's account;

          (b) Payments in roughly equal monthly, quarterly or annual installments for a specific number of years. The specific number of years for which the payments will last can not exceed either the participant's life expectancy or the joint life expectancy of the participant and his beneficiary; or

          (c)  A combination of a lump sum payment and installment payments.

     However, if the amount in the participant's account is less than $3,500, the participant does not have a choice as to the form of distribution. This amount will be paid to the participant in a lump sum.

13.  WHAT HAPPENS IF A PARTICIPANT DIES BEFORE RECEIVING HIS BENEFITS?

     If a participant dies before receiving all or any portion of his benefits, the participant's interest will be paid to the participant's beneficiary or beneficiaries named in the participant's Beneficiary Designation form. However, if the participant is married, the participant's spouse will be the sole primary beneficiary unless the spouse consents in writing to the naming of an additional or different beneficiary. If the participant fails to designate a beneficiary or if no beneficiary survives the participant, distribution will be made to the participant's surviving spouse. If there is no surviving spouse, distribution will be made to the participant's estate.

     Benefits will generally be distributed in the form elected by the participant in his Distribution Election Form. However, the beneficiary may elect a more rapid form of distribution. Further, if the participant fails to complete a Distribution Election form, the beneficiary may choose the form of distribution from the methods described in question and answer 12.

14.  WHAT ARE THE TAX CONSEQUENCES OF A DISTRIBUTION?

     Distributions are generally taxable income. Most distributions are subject to a mandatory 20% income tax withholding unless the distribution is paid in a direct rollover to an IRA or other employer retirement plan that accepts rollovers. When you becomes eligible to receive a distribution of your benefits, the Amway Management Company will provide you with more detailed information concerning the mandatory 20% income tax withholding requirements and the mechanics of a direct rollover.

     Further, if the participant receives a distribution before age 59 1/2, the participant will also be subject to an excise tax equal to 10% of the amount of the distribution. The 10% excise tax is in addition to regular income tax. The 10% excise tax is imposed unless one of the following exceptions applies:

          (a) The distribution is rolled over to an IRA or other qualified retirement plan within 60 days after the participant receives it;

          (b) The distribution is made as a result of the participant's termination of employment after attaining at least age 55;

          (c) The distribution is made as a result of the participant's death or disability;

          (d) The distribution is used to pay deductible medical expenses (medical expenses which exceed 7 1/2% of the participant's adjusted gross income); or

          (e) The distribution is made under a qualified domestic relations order.

     A participant should consult with his tax adviser and/or legal counsel for more information about the taxation of the distribution of his benefits.

15.  MAY A PARTICIPANT BORROW AGAINST THE MASTER PLAN?
     No. No loans are permitted from the Master Plan. Further, participant's benefits may not be used as collateral for loans.

16. IF I AM ALREADY PARTICIPATING IN ANOTHER QUALIFIED RETIREMENT PLAN, MAY I TRANSFER MY INTEREST IN THAT PLAN TO THE MASTER PLAN?
     Yes. The Master Plan will accept rollovers and transfers from certain other qualified retirement plans and IRAs containing only the distributions from those plans and any earnings on the distributions. More information regarding rollovers and transfers is available from the Amway Management Company. Any amount you roll over or transfer is placed in your "rollover account."

17.  MAY I TRANSFER THE SHARES IN MY AMWAY MUTUAL FUND ACCOUNT TO THE MASTER
     PLAN?
     No. It is the current position of the IRS that the transfer of property other than cash to a qualified retirement plan is a prohibited transaction. However, by the use of the "reinvestment privilege" you may, if certain requirements are met, redeem shares of the Amway Mutual Fund and contribute the proceeds to the Master Plan and avoid the sales commission. The tax status of a gain realized on a redemption will not be affected by the exercise of this "reinvestment privilege," but a taxable loss may be nullified by such exercise.

18.  WHAT ARE SOME OF THE ADVANTAGES OF THE MASTER PLAN?
     One of the primary advantages of the Master Plan is that less income tax is ordinarily paid during a taxpayer's lifetime. This results because the annual contribution is tax deductible and is not subject to federal income tax until paid to the participant in the form of retirement benefits which typically then occurs at lower income tax rates.
     A second advantage is that ordinary income dividends and capital gain distributions, if any, earned on the amounts contributed are not subject to tax until paid to the participant as retirement benefits. This deferral of income tax has a compounding effect (i.e., there are dividends on reinvested dividends on reinvested dividends, etc.) over the years without any income taxes to reduce this compounding effect until benefits are paid after retirement.

Based on these advantages, it is in the best interest of all employers to give serious consideration to the Master Plan as a means of developing or supplementing their retirement programs. We strongly urge you to discuss this matter with your tax adviser and/or legal counsel.

The purpose of this brochure is to explain the major provisions under the Master Plan. However, in the event of any differences between this brochure and the Master Plan, the terms of the Master Plan document will control. If you are interested in adopting the Master Plan and would like a copy of the Joinder Agreement and the other adoption documents, please complete and return the coupon on page eight.

AMWAY MANAGEMENT COMPANY
7575 East Fulton Road, S.E.
Ada, Michigan 49355-7150                     Date: ___________________________


Please send me the Joinder Agreement and the other adoption documents for the Amway Management Company Master Profit-Sharing Plan. I would also like a copy of the Master Plan document.

Name: ______________________________________________________________________

Address: ____________________________________________________________________

City, State, Zip Code: _________________________________________________________

Telephone: __________________________________________________________________

                            AMWAY MANAGEMENT COMPANY
                           MASTER PROFIT-SHARING PLAN
                      _____________________________________


                          BENEFICIARY DESIGNATION FORM

NOTE: The employer and each employee who has completed at least one year of service, as defined in the Master Plan, should complete this Beneficiary Designation form.

    Employer: _________________________________________________
    Participant: ________________________________________________
    Participant's Address: _______________________________________
                     _______________________________________
    Participant's Social Security No.:  _____________________________
    Participant's Date of Birth: __________________________________

          I, _____________________________, am a participant in the Plan the above-named employer has established by adopting the Amway Management Company Master Profit-Sharing Plan ("Plan"). I ______________________ (am or am not) married and my spouse's name is ____________________. I understand that if I am married and I do not name my spouse as my sole primary beneficiary, my beneficiary designation will not be effective without the consent of my spouse.

PRIMARY BENEFICIARY(IES)

          As a Plan participant, I designate the following as my primary beneficiary(ies) to receive any benefits payable under the Plan by reason of my death:

   Name and Address of                              Date of         % of
 Primary Beneficiary(ies)          Relationship      Birth         Benefit

_______________________________    ____________     _______        ______%

_______________________________    ____________     _______        ______%

_______________________________    ____________     _______        ______%

          I understand that, if a primary beneficiary dies before my benefits are distributed among all primary beneficiaries, the beneficiary's share shall be distributed among the remaining primary beneficiaries in proportion to their respective shares.

SUCCESSOR BENEFICIARY(IES)

          If all of my primary beneficiaries predecease me, then I designate the following as my successor beneficiary(ies) under the Plan:

   Name and Address of                                Date of       % of
Successor Beneficiary(ies)           Relationship      Birth       Benefit

_______________________________      ____________     _______      ______%

_______________________________      ____________     _______      ______%

_______________________________      ____________     _______      ______%

          I understand that, if a successor beneficiary dies before my benefits are distributed among all successor beneficiaries, the deceased beneficiary's share shall be distributed among the remaining successor beneficiaries in proportion to their respective shares.

          I understand that I may change the above designations at any time by filing a new beneficiary designation form with the plan administrator.
Dated: ___________________, 199_   __________________________________________

                              Signature of Participant

--------------------------------------------------------------------------------

-----------------------------------------NOTE TO PARTICIPANT:  If you have named a primary beneficiary in addition to, or other than, your spouse, your designation will not be effective unless your spouse consents as follows to the designation:

SPOUSE'S CONSENT
          I am the current spouse of the participant who has completed this Beneficiary Designation form. I understand that in the event of the participant's death, all of the participant's benefits will be paid to me as provided in the Plan, unless the participant names an additional or different beneficiary and I consent in writing to the designation. I understand that I am under no obligation to give my written consent to such a designation. I further understand that the participant has named a primary beneficiary other than me, and I consent to that designation.

Dated: ___________________, 199__   __________________________________________

                               Signature of Participant's Spouse

Signed and sworn to before me this
______ day of ____________, 199__.

___________________________________
Notary Public, __________ County,____
My Commission Expires:_____________

     Return a copy of this completed Beneficiary Designation form to:
               Amway Management Company
               7575 East Fulton Road, S.E.
               Ada, MI 49355-0001

                            AMWAY MANAGEMENT COMPANY
                           MASTER PROFIT-SHARING PLAN
                         ______________________________


     SPECIAL TAX NOTICE REGARDING PLAN PAYMENTS

          This notice contains important information you will need before you decide how to receive your benefits from the AMWAY MANAGEMENT COMPANY MASTER PROFIT-SHARING PLAN (the "Plan").

          This notice must be provided to you no less than 30 days and no more than 90 days before a distribution is scheduled to occur. You have no less than 30 days after this notice is provided to you to decide how your Plan payment is to be paid. Notwithstanding this right, you may elect to begin receiving your Plan payment within 30 days after this notice is provided to you.


                                  PLAN PAYMENTS

          A payment from the Plan that is eligible for "rollover" (see below) can be paid in a "direct rollover" or it can be paid to you. You can have ALL OR ANY PORTION of your payment paid in either method. A rollover is a payment of your Plan benefits to your individual retirement arrangement ("IRA") or to another employer plan that accepts rollovers. The method of payment you choose will affect the tax you owe.

I.   PAYMENTS THAT CAN AND CANNOT BE ROLLED OVER

          The plan administrator should be able to tell you what portion of your payment is an eligible rollover distribution.

          The following types of payments CANNOT be rolled over:

               A. PAYMENTS SPREAD OVER LONG PERIODS. You cannot roll over a payment if it is part of a series of equal (or almost equal) payments that are made at least once a year and that will last for:


                    1.   Your lifetime (or your life expectancy);

                    2. Your lifetime and your beneficiary's lifetime (or life expectancies); or

                    3.   A period of ten years or more.

               B. REQUIRED MINIMUM PAYMENTS. Beginning in the year you reach age 70 1/2, a certain portion of your payment cannot be rolled over because it is a "required minimum payment" that must be paid to you.

II.  TAX CONSEQUENCES OF DIRECT ROLLOVERS

               A. DIRECT ROLLOVERS GENERALLY. You can choose a direct rollover of all or any portion of your payment that is an "eligible rollover distribution," as described above. In a direct rollover, the eligible rollover distribution is paid directly from the Plan to an IRA or another employer plan that accepts rollovers.
               If you choose a direct rollover, you are not taxed on a payment until you later take it out of the IRA or the employer plan. If you choose a direct rollover, your payment:
                    1. Will not be taxed in the current year and no income tax will be withheld.

                    2. Will be made directly to your IRA or, if you choose, to another employer plan that accepts your rollover.

                    3. Will be taxed later when you take it out of the IRA or the employer plan.

               B. DIRECT ROLLOVER TO AN IRA. You can open an IRA to receive the direct rollover. (The term "IRA," as used in this notice, includes individual retirement accounts and individual retirement annuities.) If you choose to have your payment made directly to an IRA, contact an IRA sponsor (usually a financial institution) to find out how to have your payment made in a direct rollover to an IRA at that institution.

               If you are unsure of how to invest your money, you can temporarily establish an IRA to receive the payment. However, in choosing an IRA, you may wish to consider whether the IRA you choose will allow you to move all or part of your payment to another IRA at a later date without penalties or other limitations. See IRS Publication 590, INDIVIDUAL RETIREMENT ARRANGEMENTS, for more information on IRAs (including limits on how often you can roll over between IRAs).

               C. DIRECT ROLLOVER TO A PLAN. If you are employed by a new employer that has a plan, and you want a direct rollover to that plan, ask the administrator of that plan whether it will accept your rollover. If your new employer's plan does not accept a rollover, you can choose a direct rollover to an IRA.

               D. DIRECT ROLLOVER OF A SERIES OF PAYMENTS. If you receive eligible rollover distributions that are paid in a series for less than ten years, your choice to make or not make a direct rollover for a payment will apply to all later payments in the series until you change your election. You are free to change your election for any later payment in the series.

III. TAX CONSEQUENCES IF PAID TO YOU
               A. PAYMENTS TO YOU IN GENERAL. If you have the payment made to you, it is subject to a 20% income tax withholding. The payment is taxed in the year you receive it unless, within 60 days, you roll it over to an IRA or another plan that accepts rollovers. If you do not roll it over, special tax rules may apply. If you choose to receive the payment:

                    1. You will receive only 80% of the payment because the plan administrator is required to withhold 20% of the payment and send it to the IRS as income tax withholding to be credited against your taxes.

                    2. Your payment will be taxed in the current year unless you roll it over. You may be able to use special tax rules that could reduce the tax you owe. However, if you receive the payment before age 59 1/2, you also may have to pay an additional 10% tax.

                    3. You can roll over the payment by paying it to your IRA or to another employer plan that accepts your rollover within 60 days of receiving the payment. The amount rolled over will not be taxed until you take it out of the IRA or employer plan.

                    4. If you want to roll over 100% of the payment to an IRA or an employer plan, YOU MUST FIND OTHER MONEY TO REPLACE THE 20% THAT WAS WITHHELD. If you roll over only the 80% that you received, you will be taxed on the 20% that was withheld and that is not rolled over.

               B.   INCOME TAX WITHHOLDING.

                    1. MANDATORY WITHHOLDING. If any portion of the payment to you is an eligible rollover distribution, the Plan is required by law to withhold 20% of that amount. This amount is sent to the IRS as income tax withholding. For example, if your eligible rollover distribution is $10,000, only $8,000 will be paid to you because the Plan must withhold $2,000 as income tax. However, when you prepare your income tax return for the year, you will report the full $10,000 as a payment from the Plan. You will report the $2,000 as tax withheld, and it will be credited against any income tax you owe for the year.

                    2. VOLUNTARY WITHHOLDING. If any portion of your payment is not an eligible rollover distribution but is taxable, the mandatory withholding rules described above do not apply. In this case, you may elect not to have withholding apply to that portion. To elect out of withholding, ask the plan administrator for the election form and related information.

                    3. SIXTY-DAY ROLLOVER OPTION. If you have an eligible rollover distribution paid to you, you can still decide to roll over all or part of it to an IRA or another employer plan that accepts rollovers. If you decide to roll over, YOU MUST MAKE THE ROLLOVER WITHIN 60 DAYS AFTER YOU RECEIVE THE PAYMENT. The portion of your payment that is rolled over will not be taxed until you take it out of the IRA or the employer plan.

                    You can roll over up to 100% of the eligible rollover distribution, including an amount equal to the 20% that was withheld. If you choose to roll over 100%, you must find other money within the 60-day period to contribute to the IRA or the employer plan to replace the 20% that was withheld. On the other hand, if you roll over only the 80% that you received, you will be taxed on the 20% that was withheld.

                    EXAMPLE: Your eligible rollover distribution is $10,000, and you choose to have it paid to you. You will receive $8,000, and $2,000 will be sent to the IRS as income tax withholding. Within 60 days after receiving the $8,000, you may roll over the entire $10,000 to an IRA or employer plan. To do this, you roll over the $8,000 you received from the Plan, and you will have to find $2,000 from other sources (your savings, a loan, etc.). In this case, the entire $10,000 is not taxed until you take it out of the IRA or employer plan. If you roll over the entire $10,000, when you file your income tax return you may get a refund of the $2,000 withheld.

                    If, on the other hand, you roll over only $8,000, the $2,000 you did not roll over is taxed in the year it was withheld. When you file your income tax return you may get a refund of part of the $2,000 withheld.
(However, any refund is likely to be larger if you roll over the entire
$10,000.)
                    4. ADDITIONAL 10% TAX IF YOU ARE UNDER AGE 59 1/2. If you receive a payment before you reach age 59 1/2 and you do not roll it over, then, in addition to the regular income tax, you may have to pay an extra tax equal to 10% of the taxable portion of the payment. The additional 10% tax does not apply to your payment if it is:
                         a.   Paid to you because you separate from service with
your employer during or after the year you reach age 55;

                         b.   Paid to you because you retire due to disability;

                         c.   Paid to you as equal (or almost equal) payments
over your life or life expectancy (or your and your beneficiary's lives or life expectancies); or
                         d.   Used to pay certain medical expenses.
          See IRS Form 5329 for more information on the additional 10% tax.

                    5. SPECIAL TAX TREATMENT. If your eligible rollover distribution is not rolled over, it will be taxed in the year you receive it. However, if it qualifies as a "lump sum distribution," it may be eligible for special tax treatment.

                    A lump sum distribution is a payment, within one year, of your entire balance under the Plan (and certain other similar plans of the employer) that is payable to you because you have reached age 59 1/2 or have separated from service with your employer [(or, in the case of a self-employed individual, because you have reached age 59 1/2 or have become disabled)]. For a payment to qualify as a lump sum distribution, you must have been a participant in the Plan for at least five years.

                    The special tax treatment for lump sum distributions is described below:

                         a.   FIVE-YEAR AVERAGING.  If you receive a lump sum
distribution after you are age 59 1/2, you may be able to make a one-time election to figure the tax on the payment by using "five-year averaging." Five-year averaging often reduces the tax you owe because it treats the payment as if it were paid over five years.

                         b.   TEN-YEAR AVERAGING IF YOU WERE BORN BEFORE
JANUARY 1, 1936. If you receive a lump sum distribution and you were born before January 1, 1936, you can make a one-time election to figure the tax on the payment by using "ten-year averaging" (using 1986 tax rates) instead of five-year averaging (using current tax rates). Like the five-year averaging rules, ten-year averaging often reduces the tax you owe.

                    There are other limits on the special tax treatment for lump sum distributions. For example, you can generally elect this special tax treatment only once in your lifetime, and the election applies to all lump sum distributions that you receive in that same year. If you have previously rolled over a payment from the Plan (or certain other similar plans of the employer), you cannot use this special tax treatment for later payments from the Plan. If you roll over your payment to an IRA, you will not be able to use this special tax treatment for later payments from the IRA. Also, if you roll over only a portion of your payment to an IRA, this special tax treatment is not available for the rest of the payment. Additional restrictions are described in IRS Form 4972, which has more information on lump sum distributions and how you elect the special tax treatment.

IV.  SURVIVING SPOUSES, ALTERNATE PAYEES, AND OTHER BENEFICIARIES

          In general, the rules summarized above that apply to payments to employees also apply to payments to surviving spouses of employees and to spouses or former spouses who are "alternate payees." You are an alternate payee if your interest in the Plan results from a "qualified domestic relations order," which is an order issued by a court in connection with a divorce or legal separation. Some of the rules summarized above also apply to a deceased employee's beneficiary who is not a spouse. However, there are some exceptions for payments to surviving spouses, alternate payees, and other beneficiaries that should be mentioned.

          If you are a surviving spouse, you may choose to have an eligible rollover distribution paid in a direct rollover to an IRA or paid to you. If you have the payment paid to you, you can keep it or roll it over yourself to an IRA but you CANNOT roll it over to an employer plan. If you are an alternate payee, you have the same choices as the employee. Thus, you can have the payment paid as a direct rollover or paid to you. If you have it paid to you, you can keep it or roll it over yourself to an IRA or to another employer plan that accepts rollovers. If you are a beneficiary other than the surviving spouse, you CANNOT choose a direct rollover, and you CANNOT roll over the payment yourself.

          If you are a surviving spouse, an alternate payee, or another beneficiary, your payment is not subject to the additional 10% tax described in item 4 of the "Income Tax Withholding" section above, even if you are younger than age 59 1/2.

          If you are a surviving spouse, an alternate payee, or another beneficiary, you may be able to use the special tax treatment for lump sum distributions. If you receive a payment because of the employee's death, you may be able to treat the payment as a lump sum distribution if the employee met the appropriate age requirements, whether or not the employee had five years of participation in the Plan.

                      HOW TO OBTAIN ADDITIONAL INFORMATION

          This notice summarizes only the federal (not state or local) tax rules that might apply to your payment. The rules described above are complex and contain many conditions and exceptions that are not included in this notice. Therefore, you may want to consult with a professional tax advisor BEFORE you take a payment of your benefits from the Plan. Also, you can find more specific information on the tax treatment of payments from qualified retirement plans in IRS Publication 575, PENSION AND ANNUITY INCOME, and IRS Publication 590, INDIVIDUAL RETIREMENT ARRANGEMENTS. These publications are available from your local IRS office or by calling 1-800-TAX-FORMS.

____________________________________________, 199__



TO:  ALL EMPLOYERS ADOPTING THE AMWAY MASTER PROFIT-SHARING PLAN


          The Amway Master Profit-Sharing Plan has recently been amended. A copy of the Amendment is enclosed. The Amendment makes the following changes:

          1. The Master Plan was required to be amended, as of January 1, 1993, to incorporate a new mandatory 20% income tax withholding rule for most distributions. However, withholding can be avoided under the new law by requesting that your benefits be distributed in a direct rollover to another qualified retirement plan or an IRA. If you want more information regarding these new tax rules, you should contact Amway Management Company.

          2. The Master Plan is also being amended, as of January 1, 1993, to receive direct rollovers of your benefits from other qualified retirement plans and IRAs.

          3. Previously, your benefits could be distributed to you in a lump sum and/or monthly installments. Effective as of January 1, 1993, the Master Plan is being amended to add quarterly and annual installments as permitted distribution forms.

          4. The Master Plan is being amended to change the Plan sponsor and Plan name. Previously, the Plan sponsor was Amway Mutual Fund. Effective as of September 1, 1993, the Plan sponsor will be Amway Management Company. Previously, the Plan name was the Amway Mutual Fund Master Profit-Sharing Plan. Effective as of September 1, 1993, the Plan name will be the Amway Management Company Master Profit-Sharing Plan.

          5. Previously, your benefits were invested in the Amway Mutual Fund. Effective as of September 1, 1993, the Master Plan is being amended to add the Cash Equivalent Fund (a money market fund) as an additional investment option. Now your benefits may be invested in the Amway Mutual Fund, the Cash Equivalent Fund, or a combination of both. Amway Management Company will provide you with investment election instructions. Your benefits will continue to be invested in the Amway Mutual Fund if you do not provide us with any new investment direction.

          6. Previously, if your business had any employees, the employees must become eligible to participate after completing one year of service. For this purpose, a year of service was defined as 12 months of employment, whether or not consecutive. Part-time employees can generally satisfy this eligibility requirement. Effective as of January 1, 1994, the Master Plan is being amended to add an alternative definition of year of service which will be a 12-consecutive-month period where the employee has 1,000 hours of service and is employed on the last day of the period. This alternative definition tends to limit participation to full-time employees. If you are interested in using this alternative definition, you should contact Amway Management Company to complete a new Joinder Agreement.

          7. The IRS has adopted new rules limiting the amount of compensation which may be included for purposes of the Master Plan. Presently, the limit is $200,000, adjusted each year for increases in the cost of living. Effective as of January 1, 1994, the dollar limit is being decreased to $150,000 per year. The $150,000 limit will be adjusted in $10,000 increments for increases in the cost of living.

          The Amendment will be considered to be approved by you if you do not object to it by written notice to Amway Management Company within 30 days. If you have any questions, please contact us.



                              Sincerely,

                              AMWAY MANAGEMENT COMPANY


                              By   /s/ Allan D. Engel
                                  ----------------------------------
                                   Allan D. Engel
                                   President and Secretary

                               NOTICE TO EMPLOYEES
                                       OF

                               -------------------

                               -------------------
1.                        has [adopted] [amended] the employee pension benefit
plan described below on                 , 19 .

2.   Name of Plan:  Amway Mutual Fund Master
          Profit-Sharing Plan

3.   Plan identification
     Number:

4.   Opinion Letter Number:   50270420001-001

5.   Name and Address    Amway Mutual Fund, Inc.
     of Plan Sponsor:    7575 East Fulton Road, S.E.
          Ada, MI  49355-0001

6.   Plan Adopter's
     Identification Number:

7.   Name and Address of
     Plan Administrator:


8.   Address of Key District
     Director:


9. It is not contemplated that the plan will be submitted to the Internal Revenue Service for an advance determination as to whether or not it meets the qualification requirements of Section 401 of the Internal Revenue Code with respect to the plan's [initial qualification.] [amendment.]

10.  The employees eligible to participate under the plan are all employees of
                    .

11. The Internal Revue Service [has] [has not] previously issued a determination letter with respect to the qualification of the plan.

                          RIGHTS OF INTERESTED PARTIES


12. You have the right to submit to the Key District Director, at the above address, either individually or jointly with other interested parties, your comments as to whether the plan meets the qualification requirements of the Internal Revenue Code. You may, instead, individually or jointly with other interested parties, request the Department of Labor to submit, on your behalf, comments to the Key District Director regarding qualification of the plan. If the Department declines to comment on all or some of the matters you raise, you may, individually, or jointly, submit your comments on these matters directly to the Key District Director.

                 REQUEST FOR COMMENTS BY THE DEPARTMENT OF LABOR

13. The Department of Labor may not comment on behalf of interested parties unless requested to do so by the lesser of ten employees or ten percent of the employees who qualify as interested parties. The number of persons needed for
the Department to comment with respect to the plan is       .  If you request
the Department to comment, your request must be in writing and must specify the matters upon which comments are requested, and must also include:

          (a)  The information contained in items 1 through 8 of this Notice;
and

          (b)  The number of persons needed for the Department to comment.

     A request to the Department to comment should be addressed as follows:

          Deputy Assistant Secretary
          Pension and Welfare Benefits
            Administration
          U.S. Department of Labor
          200 Constitution Avenue, N.W.
          Washington, D.C.  20210
          ATTN:  3001 Comment Request

COMMENT TO THE INTERNAL REVENUE SERVICE

14.  Comments submitted by you to the Key District Director must be in writing
and received by him by         [45 days], 19 .  However, if there are matters
that you request the Department of Labor to comment upon on your behalf and the Department declines, you may submit comments on these matters to the Key District Director to be received by him within 15 days from the time the Department notifies you that it will not comment on a particular matter, or by
      [45 days], 19      , whichever is later, but not after           [60
days], 19 .  A request to the Department to comment on your behalf must be
received by it by              [15 days], 19 , if you wish to preserve your
     right to comment on a matter upon which the Department declines to comment,
or by           [25 days], 19 , if you wish to waive that right.

                             ADDITIONAL INFORMATION

15. Detailed instructions regarding the requirements for notification of interested parties may be found in Sections 16, 17 and 18 of Revenue Procedure 91-10. Additional information concerning this [adoption] [amendment] (including, where applicable, a description of the provisions providing for nonforfeitable benefits; a description of the circumstances which may result in ineligibility or loss of benefits; a description of the source of financing of the plan; and copies of Section 16 of Revenue Procedure 91-10) is available at during normal business hours, for inspection and
copying.  There is a nominal charge for copying and/or mailing.

                 INSTRUCTIONS FOR COMPLETING NOTICE TO EMPLOYEES

          This document contains instructions for completing the Notice to Employees regarding the adoption of (or amendment of) the Amway Mutual fund Master Profit-Sharing Plan ("Master Plan"). The numbered paragraphs below correspond to the numbered paragraphs in the Notice to Employees.

          1. The heading to the Notice to Employees and the first blank in paragraph 1 should be completed by inserting the name of the employer which has adopted the Master Plan. The second blank in paragraph 1 should be completed by inserting the date on which the Master Plan was last adopted or amended.

          3. The plan identification number is the three digit number assigned by the employer to the plan established by adopting the Master Plan. (This number is also used on Form 5500 which must be filed each year for the plan.) The numbers assigned as a plan identification number typically begin with 001 for the first retirement plan adopted by the employer. The second plan would typically be 002, etc.

          6. The Plan adopter's identification number is the social security number or employer identification number of the employer which adopts the Master Plan.

          7. The plan administrator of the plan established by adopting the Master Plan is the employer referred to in paragraph 1.

          8. The address for the Key District Director can be determined from the chart on the following page.

          9. If a new plan is being established, the reference to "amendment" in paragraph 9 should be deleted. If the plan is an amendment of an existing plan, the reference to "initial qualification" in paragraph 9 should be deleted.

          10. The name of the employer referred to in paragraph 1 should also be inserted in paragraph 10.

          11. The word "has" or the words "has not" should be deleted depending on whether the IRS has previously issued an approval letter with regard to the Plan.

          13. The number to be inserted in paragraph 13 is 10% of the number of participants in the plan.

          14. Paragraph 14 should be completed by inserting dates which are the specified number of days after the plan is adopted or amended.

          15. The address of the employer adopting the Master Plan should be inserted in paragraph 15.


 If principal office of plan
 sponsor is in the following                     Key District
 IRS District                                    Director Address

-------------------------------------------------------------------------------
 Brooklyn, Albany, August, Boston, Buffalo,      Internal Revenue Service
 Burlington, Hartford, Manhattan,                EP/EO Division
 Portsmouth, Providence                          P.O. Box 1680, GPO
                                                 Brooklyn, NY  11202
-------------------------------------------------------------------------------
 Baltimore, District of Columbia,                Internal Revenue Service
 Pittsburgh, Richmond, Newark, Philadelphia,     EP/EO Division
 Wilmington, any U.S. possession or foreign      P.O. Box 17010
 country                                         Baltimore, MD  21203
-------------------------------------------------------------------------------
 Cincinnati, Cleveland, Detroit,                 Internal Revenue Service
 Indianapolis, Louisville, Parkersburg           EP/EO Division
                                                 P.O. Box 3159
                                                 Cincinnati, OH  45201
-------------------------------------------------------------------------------
 Dallas, Albuquerque, Austin, Cheyenne,          Internal Revenue Service
 Denver, Houston, Oklahoma City, Phoenix,        EP/EO Division
 Salt Lake City, Wichita                         Mail Code 4950 DAL
                                                 1100 Commerce Street
                                                 Dallas, TX  75242
-------------------------------------------------------------------------------
 Atlanta, Birmingham, Columbia, Ft.              Internal Revenue Service
 Lauderdale, Greensboro, Jackson,                EP/EO Division
 Jacksonville, Little Rock, Nashville, new       Room 1112
 Orleans                                         P.O. Box 941
                                                 Atlanta, GA  30301
-------------------------------------------------------------------------------
 Honolulu, Laguna Niguel, Las Vegas, Los         Internal Revenue Service
 Angeles, San Jose                               EP Application Receiving
                                                 Room 5127, P.O. Box 536
                                                 Los Angeles, CA  90053-0536
-------------------------------------------------------------------------------
 Chicago, Aberdeen, Des Moines, Fargo,           Internal Revenue Service
 Helena, Milwaukee, Omaha,                       EP/EO Division
 St. Louis, St. Paul, Springfield                230 S. Dearborn DPN 20-6
                                                 Chicago, IL  60604
-------------------------------------------------------------------------------
 Sacramento, San Francisco                       Internal Revenue Service
                                                 EP Application Receiving
                                                 Stop SF 4446
                                                 P.O. Box 36001
                                                 San Francisco, CA  94102
-------------------------------------------------------------------------------
 Anchorage, Boise, Portland, Seattle             Internal Revenue Service
                                                 EP Application Receiving
                                                 P.O. Box 21224
                                                 Seattle, WA  98111
-------------------------------------------------------------------------------

                   DISCLOSURE OF PLAN INFORMATION UNDER ERISA


          Attached is a copy of the most recent IRS Form 5500-C/R for the profit-sharing plan of which you are a participant or beneficiary. This form contains information about the plan and has been filed with the Internal Revenue Service under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

          This form is being furnished to you in compliance with Department of Labor regulations which require it to be furnished to you in lieu of the summary annual report for the plan years for which an IRS Form 5500-C/R has been filed.

          You also have the legally protected right to examine pertinent plan documents at the employer's principal office, at the offices of the Amway Mutual Fund, Inc., 7575 East Fulton Road, S.E., Ada, Michigan 49355-0001 or at the United States Department of Labor. You may also obtain a copy of the pertinent plan documents from any of these entities upon paying reasonable copying costs. Requests to the Department of Labor should be addressed to the Public Disclosure Room, N-4677, Pension and Welfare Benefit Programs, Frances Perkins Department of Labor Building, 200 Constitution Avenue, N.W., Washington, D.C. 20216.

                               AMWAY MANAGEMENT COMPANY
                            INDIVIDUAL RETIREMENT ACCOUNT

                               AMWAY MANAGEMENT COMPANY
                            INDIVIDUAL RETIREMENT ACCOUNT
                            -----------------------------

                                 DISCLOSURE STATEMENT


1.   REVOCATION

          Revocation must be given in writing and delivered or mailed to Amway Management Company, 7575 East Fulton Road, Ada, Michigan 49355-7150 (Telephone No. (616) 676-6288), by the close of the seventh day after your Individual Retirement Account (IRA) is established. The notice shall be deemed mailed on the date of the postmark (or if sent by certified or registered mail, the date of certification or registration) if it is deposited in the mail in the United States in an envelope, or other appropriate wrapper, first-class postage prepaid, properly addressed. If you effectively revoke your IRA, the amount you contribute to your account will be refunded to you without adjustment for such items as sales commissions, administrative expenses, or fluctuations in market value.


2.   STATUTORY REQUIREMENTS

          An IRA is a trust created or organized in the United States for the exclusive benefit of an individual or his beneficiary by a written agreement that meets the following requirements:

               A. Except in the case of certain rollover contributions, only cash contributions not in excess of $2,000 on behalf of any individual will be accepted for a taxable year;

               B. The Trustee must be a bank or other person or entity eligible to act as Trustee;

               C. Assets of the account cannot be invested in life insurance contracts;

               D. The interest of an individual in the balance in his account is nonforfeitable;

               E. Assets of the trust cannot be commingled with other property except in a common trust fund or common investment fund; and

               F. The assets in the individual's account are subject to the same required distribution rules and incidental death benefit requirements which apply to qualified employer-sponsored retirement plans.

3.   CONTRIBUTIONS
               A.   FORM OF CONTRIBUTIONS
               Contributions to your IRA for a taxable year must be made in cash and may be made at any time, either periodically or in a lump sum, during the taxable year, or following the close of the taxable year, up to the due date (not including extensions) for filing your federal income tax return for the taxable year. You do not have to contribute to your account every year.

               If you wish to use shares in a previously established account with Amway Mutual Fund, Inc. for your IRA contribution, you must redeem the amount of shares you wish to invest and use the proceeds as a deductible contribution to your IRA. By use of the "reinvestment privilege" you may , if certain requirements are met, avoid any additional sales commission on the redemption and repurchase of shares. The tax status of a gain realized on a redemption will not be affected by exercise of the reinvestment privilege, but a taxable loss may be nullified by such exercise.

               B.   LIMITS ON CONTRIBUTIONS
               The maximum amount of contributions to your IRA is the lesser of $2,000 ($2,250 for a spousal IRA) or 100% of your compensation. Compensation includes wages, salaries, professional fees, income from self-employment, and other amounts you earn for personal services that you provide. The amount of your salary and wages is not reduced by the amount of a net loss from self-employment. However, when you have a salary and wages and net income from self-employment, compensation is equal to the total of both. Compensation does not include earnings from property such as interest, rent and dividends. Your IRA can be established and a contribution made for a taxable year at any time up to the due date for filing your tax return (not including extensions) for that year.

               C.   TAX DEDUCTIBILITY OF CONTRIBUTIONS
               There are two different types of contributions, one type is a deductible contribution, the other type is a designated nondeductible contribution. Depending upon your own personal situation, your contribution may be entirely deductible, entirely a designated nondeductible contribution, or a portion of both. The Internal Revenue Code requires you to determine what portion of your contribution is deductible and/or nondeductible. You are not required to inform the Trustee and the Trustee is not obligated to check whether you are correct or not. However, there are penalties for over stating the amount of your deductible and/or nondeductible contributions.

               To the extent you are allowed to make a deductible IRA contribution, you may subtract the actual amount contributed, up to the maximum allowable contribution amount, from your gross income in computing your tax liability for the year. This is true whether or not you itemize deductions. Generally, if you or your spouse are not an active participant in an employer-sponsored retirement plan, you can make a deductible IRA contribution. However, if you or your spouse are covered by an employer-sponsored retirement plan, you may be eligible to make a deductible contribution depending on your adjusted gross income (please see chart below). We encourage you to talk to your tax adviser about your personal situation.


          ADJUSTED GROSS INCOME              TAX DEDUCTIBILITY
          ---------------------              -----------------
Under $40,000, married, filing jointly       Full tax deduction
Under $25,000, unmarried

$40,000-$50,000, married, filing jointly     Partial deduction, reduced
$25,000-$35,000, unmarried                   proportionately
$0-$10,000, married, filing separately

Over $50,000, married, filing jointly        Contributions not tax deductible
Over $35,000, unmarried
Over $10,000, married, filing separately


               You may also contribute an amount and designate it as a nondeductible contribution. You may designate your entire IRA contribution as a nondeductible contribution, if you so choose. Or, if your otherwise allowable and deductible IRA contribution is limited, as discussed above, you may make a designated nondeductible contribution to the extent your otherwise allowable and deductible contribution amount was limited. You have the responsibility of determining and reporting how much you contributed and what portion of the contributions you made were deductible and what were designated nondeductible contributions.

               Once contributed, the deductible and designated nondeductible contributions are treated the same, meaning, each type receives tax free accumulation of income. You need to know how much of your account is made up of deductible and designated nondeductible contributions in order to determine the taxable portion of any distributions you receive.

               D.   EXCESS CONTRIBUTIONS

               An excess contribution to your IRA is one that is greater than the amount that can be deducted. Rollover contributions will not be treated as excess contributions. In general, you must pay a nondeductible 6% excise tax each year on excess amounts that are contributed to your IRA. You will not have to pay the 6% excise tax if you withdraw the excess amount, and any earnings on the excess amount, before the due date (including extensions) of your tax return, for the year for which the contribution was made. The excess contribution can also be eliminated by applying the excess amount as a contribution in a following year. However, the excise tax applies each year until the excess amount is eliminated. You may designate any contributions which are allowable, but not deductible, as designated nondeductible contributions on your tax return. These contributions will not be subject to the 6% excise tax. If you overstate the amount of a designated nondeductible contribution, you will be subject to a $100 penalty for each overstatement, unless you can demonstrate that the overstatement was due to reasonable cause.

               E.   INVESTMENT OF CONTRIBUTIONS
               Your contributions may be invested in Amway Mutual Fund, Inc. common stock or, effective as of September 1, 1993, in the Cash Equivalent Fund, or in a combination of both. You can make your investment election by completing a written investment election form and returning it to Amway Management Company. If you do not make an investment election, your contributions will be invested in Amway Mutual Fund, Inc. common stock. You may change your investment election at any time. To make a change, you must submit a new written investment election form to Amway Management Company before you want to make the change. Your change in investment election may apply to future contributions, amounts already invested, or both.

4.   DISTRIBUTIONS
               A.   TAX TREATMENT
               Distributions are generally taxed as ordinary income in the year they are received. Distributions are non-taxable to the extent they represent a return of nondeductible contributions. The non-taxable percentage of such a distribution is determined by dividing (1) undistributed nondeductible contributions to all IRAs by (2) the total value of all IRAs, including rollover IRAs. If you withdraw only a part of your contributions and earnings in a taxable year, only the part withdrawn will be taxable for that year. Taxable withdrawals from your IRA will be taxed at ordinary income tax rates. The favorable income tax treatment for certain lump-sum distributions from employer-sponsored retirement plans does not apply to distributions from your IRA account. This is true regardless of the type of distribution you receive from your IRA and regardless of the source of your contribution to the IRA. Federal law requires withholding of federal tax at the following rates made from your IRA accounts unless you elect not to have federal income tax withheld at the time of the distribution request.

                    1.   For nonperiodic distributions - 10%;

                    2. For periodic distributions - the withholding rate for a married individual claiming three withholding allowances.

               B.   METHOD OF DISTRIBUTION

               You may elect to receive your benefits as follows:

                    1.   A single sum payment;

                    2. An annuity contract providing equal or substantially equal monthly, quarterly, or annual payments covering your life;

                    3. An annuity contract providing equal or substantially equal monthly, quarterly, or annual payments covering the joint and last survivor lives of you and your beneficiary;

                    4. Equal or substantially equal annual payments over a period certain not extending beyond your life expectancy; or

                    5. Equal or substantially annual payments covering a period certain not extending beyond the joint life and last survivor expectancy of you and your beneficiary.

                    6. Any other periodic payments, provided the payments satisfy the applicable required distribution rules and incidental death benefit requirements.

               C.   PREMATURE DISTRIBUTION

               There is an additional tax equal to 10% of the taxable amount of distribution before age 59 1/2, unless you are disabled or take your distributions as a series of substantially equal periodic payments over your life or life expectancy of the joint lives or life expectancy of you and your beneficiary. The amounts of such periodic payments may not be changed before the later of five years or at attainment of age 59 1/2. Also, under the IRA Trust Agreement, you may not borrow funds from your IRA or use IRA funds as collateral for a loan. That is because doing so is viewed as a withdrawal from your IRA under the Internal Revenue Code and it will also destroy the tax exempt status of your IRA.

               D.   PRE-DEATH DISTRIBUTIONS

               The minimum distribution rules require that in your "70 1/2 year," and each year thereafter, you must make withdrawals from the IRA that are at least equal to the "minimum distribution." Your 70 1/2 year is the calendar year that contains the date six months after your 70th birthday. The amount of the minimum distribution is usually determined by dividing the account balance of the IRA, as of December 31 of the prior year, by a divisor that is based on your life expectancy or the joint life expectancy for you and your beneficiary. There are, however, a number of rules that determine how the calculation of your minimum distribution should be made, including special exceptions that may apply to you. These are discussed in IRS Publication 590, INDIVIDUAL RETIREMENT ARRANGEMENTS, which you should consult.

               Generally, you must withdraw an amount at least equal to the minimum distribution by December 31 of each year. However, for your 70 1/2 year, you may wait to withdraw the minimum distribution until April 1 of the following year. This means that if you wait to make your withdrawal for the 70 1/2 year until April 1 of the following year, your total withdrawal in that year must equal the minimum distributions for two years -- a withdrawal by April 1 that is equal to the minimum distribution for the 70 1/2 year and a second withdrawal by December 31 that is equal to the minimum distribution for that year. In each year thereafter, you must withdraw the minimum distribution for the year by December 31.

               E.   DISTRIBUTIONS AFTER DEATH

               If you are the beneficiary of a deceased IRA owner, the minimum distribution rules also apply to you. Specific information on how the minimum distribution rules apply to beneficiaries of an IRA is contained in IRS Publication 590, INDIVIDUAL RETIREMENT ARRANGEMENTS. In general, however, the amount that you must withdraw in each year depends upon whether the IRA owner reached age 70 1/2 before death and whether you are the surviving spouse of the IRA owner.

               If the IRA owner was age 70 1/2 before death, then regardless of your age you must withdraw an amount in each year that is at least equal to the amount that the IRA owner would have been required to withdraw. This rule also applies if you are the surviving spouse of the IRA owner.

               If the IRA owner was NOT age 70 1/2 before death and you are NOT the surviving spouse, there are two possible options. Under the first option, you must withdraw the entire IRA account by December 31 of the fifth year following the year of the IRA owner's death. Under the second option, you must, by December 31 of the year following the year of the IRA owner's death and in each year thereafter, withdraw an amount that is at least equal to the IRA account balance divided by your life expectancy. If you are the surviving spouse, the same two options apply, but additional options are available to you for satisfying the minimum distribution requirements.

               F.   OTHER MINIMUM DISTRIBUTION RULES

               If you have more than one IRA, you can satisfy the minimum distribution rules by withdrawing from one IRA the amount required to satisfy the minimum distribution requirement for all of your IRAs.

               G.   EXCESS DISTRIBUTIONS

               An excess distribution from your IRA account is one that exceeds, for any given year, the greater of (1) $150,000, or (2) $112,500 (indexed for inflation). All distributions which you receive from an IRA, employer-sponsored retirement plan or any other tax-favored arrangement will be added together to determine if your distributions in a given year exceed this limit. If you receive an excess distribution, an excise tax of 15% of the amount of the excess will be assessed. In addition, a 15% excess accumulation tax will be imposed on the estate of an individual who dies with a large accumulation of assets in any combination of tax-favored arrangements, such as IRAs or employer-sponsored retirement plans.


5.   EARNINGS ON THE ACCOUNT

          Ordinary income dividends and capital gain distributions, if any, on the assets in the account are reinvested on a proportional basis (depending upon your current investment election) in Amway Mutual Fund, Inc. common stock and the Cash Equivalent Fund, without any sales charge, and taxes are deferred until distribution. Therefore, earnings are permitted to accumulate tax-free on both deductible and nondeductible contributions until distributed to you. Growth and the value of your account can be neither guaranteed nor projected.

6.   TRANSFER/ROLLOVER IRA

               A. TAX-FREE TRANSFER FROM EXISTING IRA TO AN AMWAY MANAGEMENT COMPANY IRA

               You may authorize the trustee of an existing IRA to transfer money directly to the Michigan National Bank, Trustee for the Amway Management Company IRA. You may make such a transfer as often as you wish. Such a transfer of cash is not tax-deductible.

               B.   ROLLOVER FROM EXISTING IRA TO AN AMWAY MANAGEMENT COMPANY
IRA

               If you withdraw assets from an existing IRA, you may rollover all or part of the amount you receive tax-free to an Amway Management Company IRA. The rollover must be completed within 60 days after you receive the assets from your existing IRA. You are limited to one such tax-free rollover every 12 months. Such rollovers will not be subject to the premature distribution 10% tax.

               C. DIRECT ROLLOVER FROM TAX-QUALIFIED PLAN TO AN AMWAY MANAGEMENT COMPANY IRA

               An eligible rollover distribution from a tax-qualified retirement plan can be transferred in a direct rollover to an Amway Management Company IRA. Most distributions from tax-qualified plans are eligible rollover distributions (except nondeductible employee contributions, certain payments spread over long periods and required minimum payments). Under new federal tax laws, all eligible rollover distributions are subject to a mandatory 20% income tax withholding unless the amount is transferred to an IRA or another tax-qualified plan in a direct rollover.

               A direct rollover from a qualified plan of an eligible rollover distribution may be maintained in a separate Amway Management Company IRA in which no additional contributions are made. This will permit you to roll out the assets to a new employer's plan that you may later join.

               D. ROLLOVER FROM TAX-QUALIFIED PLAN TO AN AMWAY MANAGEMENT COMPANY IRA

               If an eligible rollover distribution is not directly rolled over to an IRA or another tax-qualified plan and is distributed to you, the amount is subject to a mandatory 20% income tax withholding. If, however, within one taxable year you receive from a tax-qualified plan or a qualified total distribution (as defined under the Internal Revenue Code) or a partial distribution (which is not one of a series of periodic payments) of an amount equal to at least 50% of the balance to your credit under such plan, you may rollover, tax-free, within 60 days of receipt of the distribution, all or part of the distribution (minus any nondeductible employee contributions you made to the plan) to an Amway Management Company IRA. However, because of the new mandatory 20% income tax withholding rule, you will only receive 80% of the payment. Therefore, if you want to roll over 100% of the payment to your Amway Management Company IRA, you must find other money to replace the 20% that was withheld. If you roll over only the 80% that you received, you will be taxed on the 20% that was withheld and that is not rolled over.

               A qualified total distribution includes, but is not limited to, a lump-sum distribution from a qualified employer-sponsored retirement plan or
Section 403(b) annuity which is made:

                    1.   After you reach the age of 59 1/2; or

                    2. On account of your termination of services (unless you are self-employed); or

                    3.   On account of your disability; or

                    4.   At your death.

               A rollover from a qualified plan of a qualified total distribution may be maintained in a separate Amway Management Company IRA in which no additional contributions are made. This will permit you to roll out the assets to a new employer's plan that you may later join.

               E.   ROLLOVERS OF INHERITED IRAS

               If you are the surviving spouse of an IRA owner and receive a qualifying payout from your spouse's IRA because of his or her death, you can roll the payout over to an IRA of your own. Distributions from IRAs inherited by someone other than a surviving spouse cannot be rolled over and no rollover contribution may be made to such an inherited IRA.

               F.   ROLLOVERS FROM AN AMWAY MANAGEMENT COMPANY IRA

               If you withdraw assets from your Amway Management Company IRA, you may roll over all or part of the amount you receive within 60 days to a new IRA on a tax-free basis. You are limited to one such tax-free rollover every 12 months. In some cases, you may also roll over all or part of the amount you receive from your Amway Management Company IRA within 60 days to a tax-qualified retirement plan on a tax-free basis if you receive the entire amount in your Amway Management Company IRA and that amount is fully attributable to a prior direct rollover of an eligible rollover distribution from a tax-qualified plan of a former employer, or a rollover of a qualified total distribution from a tax-qualified plan of a former employer.


7.   PROHIBITED TRANSACTIONS

          Generally, a prohibited transaction is any improper use of your IRA, as described in Section 4975 of the Internal Revenue Code. Examples of prohibited transactions with an IRA include borrowing money from the account or selling property to the account.

          If you or your beneficiary engage in a prohibited transaction, your IRA will lose its tax-exempt status and you must include the entire value of the account in your gross income in the year during which the prohibited transaction occurs.

          Pledging your IRA as security for a loan will cause the portion pledged to be treated as a distribution to you, includable in your gross income, and subject to certain excise taxes and the premature distribution 10% tax if you are under age 59 1/2.


8.   OTHER INFORMATION

               A.   A SPOUSAL IRA

               A spousal IRA allows you to make an additional contribution for a spouse who has no eligible compensation. A separate account is established for the nonworking spouse. The contribution, maximum of $2,250, can be allocated in any manner desired, provided the maximum contribution that may be allocated to either account is $2,000.

               To qualify, you must satisfy the following requirements:

                    1.   You must be married as of the end of the taxable year;

                    2. You must earn compensation that is included in your income for the taxable year;

                    3. You and your spouse must file a joint income tax return for the taxable year;

                    4. Your spouse must receive or elect to be treated as receiving no compensation during the taxable year; and

                    5. Your spouse must not attain age 70 1/2 before the end of the taxable year.

               B.   INCOME TAX RETURNS

               An allowable deduction for your IRA contribution is reported on your regular Form 1040 tax return every year. However, if you owe penalty taxes for excess contributions, early withdrawal, for "underdistributions", or excess distributions you must file Form 5329.

               If you make a designated nondeductible contribution to your IRA or if you receive a distribution from your IRA, you are required to provide certain information on your tax return for the year in which the designated nondeductible contribution was made or the distribution was received.

               The information you supply must include (as applicable):

                    1. The amount of any designated nondeductible contribution for the year;

                    2. The amount of any distributions you receive from your IRA during the year;

                    3. The excess, if any, of the aggregate amount of designated nondeductible contributions for all preceding taxable years over the aggregate amount of distributions from all your IRAs which were excludable from your gross income from the taxable year;

                    4. The total balance of all your IRAs as of the close of the calendar year with or within which your taxable year ends; and

                    5. Such other information as the Secretary of the Treasury may require.

               For more information about tax filing requirements or general information about IRAs, contact any IRS district office and/or your tax adviser.

               C.   INTERNAL REVENUE SERVICE APPROVAL

               The form for your Amway Management Company IRA has been approved for use by the Internal Revenue Service, but that approval is not a determination of the merits of entering into the IRA. Further information regarding IRAs can be obtained from any Internal Revenue Service district office.

               D.   TRUSTEE FEE

               The Trustee, Michigan National Bank, charges an annual trustee fee of $10 per year per account. In the case of a spousal IRA, separate accounts are established for each spouse. You may pay the fee(s) annually by check, or, if you prefer, the Trustee will redeem sufficient shares from your account(s) to pay the fee(s).

               E.   PROSPECTUS

               For complete information about advisory fees, other expenses, method of calculating price per share, etc., of Amway Mutual Fund, Inc., and applicable sales charges, you should read the Prospectuses for Amway Mutual Fund, Inc. and the Cash Equivalent Fund. As explained above, all of your contributions and earnings on those contributions will be invested in Amway Mutual Fund, Inc. common stock and/or the Cash Equivalent Fund. The minimum initial contribution which must be made is $100. Additional contributions must be made in amounts of $50 or more.

                AMWAY MANAGEMENT COMPANY INDIVIDUAL RETIREMENT ACCOUNT

          The Grantor whose name appears on the Amway Management Company Individual Retirement Account Application is establishing an individual retirement account (under Section 408(a) of the Internal Revenue Code) to provide for his or her retirement and for the support of his or her beneficiaries after death.

          Michigan National Bank, 77 Monroe Center, Grand Rapids, Michigan 49503, the Trustee, has given the Grantor the disclosure statement required under the Income Tax Regulations under Section 408(i) of the Code.

          The Grantor has assigned the trust a contribution as indicated on the Amway Management Company Individual Retirement Account Application.

          The Grantor and Trustee make the following agreement.

                                      ARTICLE I

          The Trustee may accept additional cash contributions on behalf of the Grantor for a tax year of the Grantor. The total cash contributions are limited to $2,000 for the tax year unless the contribution is a rollover contribution described in Section 402(c) (but only after December 31, 1992), 403(a)(4), 403(b)(8), or 408(d)(3) of the Code or an employer contribution to a simplified employee pension plan as described in Section 408(k) of the Code. Rollover contributions before January 1, 1993, include rollovers described in Section 402(a)(5), 402(a)(6), 402(a)(7), 403(a)(4), 403(b)(8), and 403(d)(3) of the
Code, or an employer contribution to a simplified employee pension plan described in Section 408(k) of the Code.

                                      ARTICLE II

          The Grantor's interest in the balance in the trust account is nonforfeitable.

                                     ARTICLE III

                    1. No part of the trust funds may be invested in life insurance contracts, nor may the assets of the trust account be commingled with other property except in a common trust fund or common investment fund (within the meaning of Section 408(a)(5) of the Code).

                    2. No part of the trust funds may be invested in collectibles (within the meaning of Section 408(m) of the Code), except as otherwise permitted by Section 408(m)(3) of the Code which provides an exception for certain gold and silver coins issued under the laws of any state.

                                      ARTICLE IV

                    1. Notwithstanding any provision of this agreement to the contrary, the distribution of the Grantor's interest in the trust account shall be made in accordance with the following requirements and shall otherwise comply with Section 408(a)(6) of the Code and Proposed Income Tax Regulations Section 1.408-8, including the incidental death benefit provisions of Proposed Income Tax Regulations Section 1.401(a)(9)-2, the provisions of which are herein incorporated by reference.

                    2. Unless otherwise elected by the time distributions are required to begin to the Grantor under paragraph 3, or to the surviving spouse under paragraph 4, other than in the case of a life annuity, life expectancies shall be recalculated annually. Such elections shall be irrevocable as to the Grantor and the surviving spouse and shall apply to all subsequent years. The life expectancy of a nonspouse beneficiary may not be recalculated.

                    3. The Grantor's entire interest in the trust account must be, or begin to be, distributed by the Grantor's required beginning date, the April 1 following the calendar year end in which the Grantor reaches age 70 1/2. By that date, the Grantor may elect, in a manner acceptable to the Trustee, to have the balance in the trust account distributed in:

                         (a)  A single sum payment;

                         (b)  An annuity contract that provides equal or
substantially equal monthly, quarterly, or annual payments over the life of the Grantor.

                         (c)  An annuity contract that provides equal or
substantially equal monthly, quarterly, or annual payments over the joint and last survivor lives of the Grantor and his or her designated beneficiary.

                         (d)  Equal or substantially equal annual payments over
a specified period that may not be longer than the Grantor's life expectancy.

                         (e)  Equal or substantially equal annual payments over
a specified period that may not be longer than the joint life and last survivor expectancy of the Grantor and his or her designated beneficiary.

                         (f)  Other periodic payments which satisfy the
requirements under paragraph 1.

                    4. If the Grantor dies before his or her entire interest is distributed to him or her, the entire remaining interest will be distributed as follows:

                         (a)  If the Grantor dies on or after distribution of
his or her interest has begun, distribution must continue to be made in accordance with paragraph 3.

                         (b)  If the Grantor dies before distribution of his or
her interest has begun, the entire remaining interest will, at the election of the beneficiary or beneficiaries, either

                              (i)  Be distributed by the December 31 of the year
containing the fifth anniversary of the Grantor's death, or

                              (ii) Be distributed in equal or substantially
equal payments over the life or life expectancy of the designated beneficiary or beneficiaries starting by December 31 of the year following the year of the Grantor's death. If, however, the beneficiary is the Grantor's surviving spouse, then this distribution is not required to begin before December 31 of the year which the Grantor would have turned age 70 1/2.

                         (c)  Except where a distribution in the form of an
annuity meeting the requirements of Section 408(b)(3) of the Code and its related regulations has irrevocably commenced, distributions are treated as having begun on the Grantor's required beginning date, even though payments may actually have been made before that date.

                         (d)  If the Grantor dies before his or her entire
interest has been distributed and if the beneficiary is other than the surviving spouse, no additional cash contributions or rollover contributions may be accepted in the account.

               5. In the case of distribution over life expectancy in equal or substantially equal annual payments, to determine the minimum annual payment for each year, divide the Grantor's entire interest in the trust as of the close of business on December 31 of the preceding year by the life expectancy of the Grantor (or the joint life and last survivor expectancy of the Grantor and the Grantor's designated beneficiary, or the life expectancy of the designated beneficiary, whichever applies). In the case of distributions under paragraph 3, determine the initial life expectancy (or joint life and last survivor expectancy) using the attained ages of the Grantor and designated beneficiary as of their birthdays in the year the Grantor reaches age 70 1/2. In the case of distribution in accordance with paragraphs 4(b)(ii), determine life expectancy using the attained age of the designated beneficiary as of the beneficiary's birthday in the year distributions are required to commence.

               6. The owner of two or more individual retirement accounts may use the "alternative method" described in Notice 88-38, 1988-1 C.B. 524, to satisfy the minimum distribution requirements described above. This method permits an individual to satisfy these requirements by taking from one individual retirement account the amount required to satisfy the requirements for another.

                                      ARTICLE V

               1. The Grantor agrees to provide the Trustee with information necessary for the Trustee to prepare any reports required under Section 408(i) of the Code and Income Tax Regulations Section 1.408-5 and 1.408-6.

               2. The Trustee agrees to submit reports to the Internal Revenue Service and the Grantor as prescribed by the Internal Revenue Service.

                                      ARTICLE VI

          Notwithstanding any other articles which may be added or incorporated, the provisions of Articles I through III and this sentence will be controlling. Any additional articles that are not consistent with Section 408(a) of the Code and related regulations will be invalid.

                                     ARTICLE VII

          This Agreement will be amended from time to time to comply with the provisions of the Code and related regulations. Other amendments may be made with the consent of the persons whose signatures appear in the Application.

                                     ARTICLE VIII

          The Trustee shall invest all assets of the trust in shares of Amway Mutual Fund, Inc. or, effective as of September 1, 1993, in the Cash Equivalent Fund. If the Grantor fails to make an investment election, the Trustee shall invest all assets of the

Trust in shares of Amway Mutual Fund, Inc. Any investment election made by the Grantor shall continue in effect until changed by the Grantor. The Grantor may change his investment election by delivering a new written investment election form to Amway Management Company before the Grantor wants to make a change. The change in investment election may apply to future contributions, amounts already invested, or both. The terms and conditions of making and changing investment elections shall also be subject to any requirements imposed by Amway Mutual Fund, Inc. and the Cash Equivalent Fund.

                                      ARTICLE IX

               1. If the Grantor becomes aware that any part or all of the contributions to this Trust for any taxable year will not be deductible by the Grantor under Section 219 of the Code, the Grantor may notify the Trustee in writing and may request that the Trustee refund the amount of contributions received by the Trustee for such taxable year which is not deductible. Upon receiving such notification, the Trustee shall make such refund.

               2. Any refunds made under Paragraph 1 shall, if the Grantor requests, be accompanied by the amount of net income which the Trustee determines to be reasonably attributable to the contributions being refunded.

               3. Paragraph 1 hereof shall not apply to rollover contributions described in Section 402(c) (but only after December 31, 1992), 403(a)(4), 403(b)(8), or 408(d)(3) of the Code. Rollover contributions before January 1, 1993, include rollovers described in Section 402(a)(5), 402(a)(6), 402(a)(7), 403(a)(4), 403(b)(8), and 403(d)(3) of the Code.

                                      ARTICLE X

          The Trustee shall be entitled to reasonable compensation for all services rendered hereunder as shall be agreed upon between the Grantor and the Trustee.

                                      ARTICLE XI

               1. The Trustee may resign at any time upon giving at least 45 days' prior written notice to the Grantor or, if the Grantor is then deceased, to the beneficiary hereunder.

               2. The Grantor may remove the Trustee at any time upon the least 45 days' prior written notice to the Trustee. The Grantor shall fill any vacancy in the office of the Trustee howsoever caused by written instrument delivered to the retiring Trustee with the acceptance of the successor Trustee endorsed thereon; provided that such successor Trustee is a bank or a person approved by the Secretary of the Treasury to hold assets of individual retirement accounts.

               3. Each successor Trustee shall succeed to the title of the Trust vested in its predecessor without the signing or filing of any further instruments, but any resigning or removed Trustee shall execute all documents and do all acts necessary to vest such title in any successor Trustee, and shall turn over to the successor Trustee copies of all such records pertaining to the Trust which such successor Trustee may properly need to administer the Trust. Each successor Trustee shall have and enjoy all powers, both discretionary and ministerial, herein conferred upon its predecessor. No successor Trustee shall be personally liable for any act or failure to act of any predecessor Trustee, and, with the approval of the Grantor, a successor Trustee may accept the account rendered and the property delivered to it by the predecessor Trustee as a full and complete discharge to the predecessor Trustee without incurring any liability or responsibility for so doing.

                                     ARTICLE XII

               1. Any provision herein to the contrary notwithstanding, the Trust created by this Agreement shall terminate:

                    (a) When the Trustee receives written instructions from the Grantor to transfer all of the assets of the Trust to the trustee or custodian of another retirement plan or trust, or directly to the Grantor; or

                    (b) Upon the distribution of all of the assets of the Trust in accordance with Article IV.

               2. Unless one of the events described in Paragraph 1 occurs, this Trust shall continue even though no contributions are made to the trust for any particular year or years.

               3. Upon termination of this Trust, the Trustee shall continue to have all of the powers provided in this Agreement as are necessary or desirable for the orderly liquidation and distribution of the Trust assets, and shall be entitled to reserve such reasonable amounts as it may deem necessary to provide for the payment of any expenses then or thereafter chargeable to the Trust.

                                     ARTICLE XIII

               1. The Grantor shall file with the Trustee a written designation of his beneficiary or beneficiaries, and such designation may be changed from time to time by filing a new designation with the Trustee without the consent of any party. Such designation may include contingent or successive beneficiaries. Each such election and designation shall be on a form provided by or acceptable to the Trustee. The interest of any beneficiary shall cease upon his death, unless the Grantor directed otherwise. The designation on file with the Trustee at the date of the death of the Grantor shall be controlling. If there is no designated beneficiary to receive any amount which becomes payable to a beneficiary, such amount shall be payable to the executor or administrator of the estate of the last to die of the Grantor and the last survivor of his designated beneficiaries.

               2. Neither the Grantor nor any beneficiary of the Grantor shall have any right to pledge, hypothecate, anticipate, or in any way create a lien upon any assets or part of the Trust. Distributions to the Grantor, his beneficiaries, spouse, heirs-at-law, or legal representatives, excepting minors and persons under legal disability, shall be made only to them and upon their personal receipts or endorsements and no interest in the Trust, or any part thereof, shall be assignable in anticipation of payment either by voluntary or involuntary act, or by operation of law, or be liable in any way for the debts or defaults of such Grantor, his beneficiaries, spouse, or heirs-at-law. The provisions of this paragraph shall not apply to the extent that they violate any applicable law.

               3. No amendments or modification or termination of this Trust shall cause any part of the Trust to be used or diverted to or for the benefit of anyone other than the Grantor and his designated beneficiaries; provided that the rights, duties, or responsibilities of the Trustee shall not be changed without its written consent.

               4. In interpreting this Agreement, words in the masculine gender shall include the feminine, words in the singular shall include the plural, and vice versa, as may be appropriate. The word "person" shall include natural and legal persons.

               5. Any notice or statement which the Trustee is required to give hereunder shall be deemed given when mailed to the intended recipient at his last known address. Any notice or statement to be given to the Trustee shall be deemed given only when actually received by the Trustee.

               6. The powers and duties of the Trustee and all questions of interpretation of this Declaration of Trust shall be governed by the laws of the State of Michigan except to the extent that such laws are pre-empted by the provisions of the Employee Retirement Income Security Act of 1974, as amended.

               7. This Agreement may be executed by completing and signing the Amway Management Company IRA Application, which application incorporates by reference this Agreement.

          This material is not authorized for distribution to prospective investors in Amway Mutual Fund, Inc. or the Cash Equivalent Fund, unless preceded or accompanied by an effective Prospectus which includes information regarding the Fund's investment objectives, management, sales commission, and other information. All questions should be directed to Amway Management Company, 7575 East Fulton Road, Ada, Michigan 49355-7150. (616) 676-6288 or
(800) 346-2670

AMWAY MANAGEMENT COMPANY INDIVIDUAL RETIREMENT ACCOUNT
                                   APPLICATION

REGISTRATION INFORMATION                                      COMPLETE FOR SPOUSAL ACCOUNTS ONLY:
Name                                             Address      Name                                              Address
Zip                Social Security No.    /  /                Zip               Social Security No.      /  /
Birth Date   /  /       Tel.                                  Birth Date   /  /        Tel.
                        Work/Home                                                      Work/Home
(1)                                          Beneficiary      (1)                                           Beneficiary
Relationship                                  Proportion      Relationship                                   Proportion
(%)                                              Address      (%)                                               Address
Zip                                     (2)  Beneficiary      Zip                                      (2)  Beneficiary
Relationship                                  Proportion      Relationship                                   Proportion
(%)                                              Address      (%)                                               Address
Zip               If you wish to name additional primary      Zip                If you wish to name additional primary
beneficiaries or secondary beneficiaries, please list         beneficiaries or secondary beneficiaries, please list
information on a separate sheet of paper and attach to        information on a separate sheet of paper and attach to
this application.                                             this application.

TYPE OF ACCOUNT

Indicate one:

          Individual Account-($2,000 annual limit).
          Spousal Accounts for individual and non-working spouse-($2,250 annual limit, not more than $2,000 in either account).
          Transfer/Rollover Account-No limit, see Disclosure Statement.

INITIAL CONTRIBUTION AND INVESTMENT

Checks should be made payable to Michigan National Bank, Trustee. The minimum initial contribution to the Amway Mutual Fund, Inc. is $100. The minimum initial contribution to the Cash Equivalent Fund is $1,000.

Please indicate if any portion of this contribution is a transfer/rollover of a lump-sum distribution from a qualified plan or tax-sheltered annuity:
Yes          No     If yes, amount $

Individual Account Contribution for Tax Year 19        Amount $
Non-Working Spouse Contribution for Tax Year 19        Amount $


My contributions should be invested as follows (indicate dollar amount):
        $         Amway Mutual Fund, Inc.         $        Cash Equivalent Fund

SIGNATURES
The individual (or individual and spouse) hereby (i) acknowledges receipt of the IRA Agreement and Disclosure Statement on the date of this application; (ii) acknowledges receipt of the current Prospectus for Amway Mutual Fund, Inc. and the Cash Equivalent Fund and agree to its terms; (iii) consents to the trustee fee specified in the Disclosure Statement; and (iv) has read and agrees to the provisions of the IRA Agreement, which together with this application, represents the entire agreement.


Individual's Signature                           Spouse's Signature
Date of Application                              (Spousal accounts only)
Application Accepted by Michigan National        Date of Application
Bank, Trustee
By                                   Date


Return completed Application to: Amway Management Company, 7575 East Fulton Road, Ada, Michigan 49355-7150. A copy of the accepted Application will be returned to you.

                   NOTICE OF WITHHOLDING ON DISTRIBUTIONS FROM
             AMWAY MANAGEMENT COMPANY INDIVIDUAL RETIREMENT ACCOUNT


     The distributions you receive from the Amway Mutual Fund Individual Retirement Account are subject to Federal income tax withholding unless you elect not to have withholding apply. Withholding will only apply to the portion of your distribution that is included in your income subject to Federal income tax. Thus, for example, there will be no withholding on the return of your own nondeductible contributions to the plan.

     You may elect not to have withholding apply to your distribution payments by signing and dating the attached election and returning it by mail to Amway Mutual Fund, Inc., 7575 East Fulton Road, Ada, Michigan 49355.

     If you do not return the election at the time you request distribution or, early enough so that we receive it by the date your distribution is scheduled to begin, your distribution may be delayed. If we do not have a signed election form in our possession on the date your distribution is made, Federal income tax will be withheld from that portion which is taxable.

     If you elect not to have withholding apply to your distribution payments, or if you do not have enough Federal income tax withheld from your distribution, you may be responsible for payment of estimated tax. You may incur penalties under the estimated tax rules if your withholding and estimated tax payments are not sufficient.

                            AMWAY MANAGEMENT COMPANY
                          INDIVIDUAL RETIREMENT ACCOUNT
                        ________________________________

                           DISTRIBUTION ELECTION FORM


    Grantor:  _____________________________________________________________
    Grantor's Address:  ___________________________________________________
                        ___________________________________________________
    Grantor's Social Security No.:     ____________________________________
    Grantor's Date of Birth: ______________________________________________
    IRA Account No.:    ___________________________________________________


                              FORM OF DISTRIBUTION

         By signing this document, I request that my benefits in my AMWAY MANAGEMENT COMPANY INDIVIDUAL RETIREMENT ACCOUNT ("IRA") be distributed in the manner indicated below.

    _____     1.   Lump sum payment to:

              _____     Me

              _____     The IRA indicated below.

    _____     2.   Equal _____________ (indicate whether monthly, quarterly or annual) installment payments to:

              _____     Me over a period of __________ years.

              _____     The IRA indicated below over a period of __________
years.

    _____     3.   Annual installment payments to me in the following amount:
$____________. (If the balance in my IRA is less than this amount, the annual installment payment shall be the balance in my IRA.)

Additional forms of distribution are also available. You can contact the Amway Management Company for more information.

IF YOU ELECTED A TRANSFER OF YOUR DISTRIBUTION TO AN IRA, THE FOLLOWING INFORMATION MUST BE PROVIDED. (FAILURE TO ACCURATELY COMPLETE THIS SECTION MAY PREVENT A TRANSFER FROM OCCURRING.)

         Name and address of the IRA custodian or trustee:_____________________

         ______________________________________________________________________

         ______________________________________________________________________

         Account Number of the IRA:  __________________________________________


                              TIME OF DISTRIBUTION

         I understand that my distribution will be made as soon as administratively feasible after I request payment.


                     ACKNOWLEDGEMENT REGARDING DISTRIBUTION

         1. In making this request for a distribution, if I elected payment of my benefits to me:

         _____          I elect not to have income tax withheld from my
distribution.

         _____          I elect to have income tax withheld in accordance with
the attached Form W-4P.

         2. In making this request for a distribution, I acknowledge that if I elected a direct transfer of my benefits to another IRA, I certify that the IRA is eligible to receive the transfer.

Dated:  ___________________, 199_ __________________________________________
                                       Signature of Grantor

                                  __________________________________________
                                       Printed Name of Grantor

Accepted By:

AMWAY MANAGEMENT COMPANY


By

    Its


                         Dated:                   , 199

                Amway Mutual Fund, Inc. and Cash Equivalent Fund
                               Account Application
                        Mail to: Amway Management Company
                7575 Fulton Street East, Ada, Michigan 49355-7150
                        (616) 787-6288 or (800) 346-2670

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1.   INVESTMENT SELECTION
Please make my investment in the Fund(s) below.
Make check payable to: Amway Management Company

/ /  Amway Mutual Fund, Inc.                           $_____________
Minimum Investment $500
Cash Equivalent Fund (CEF)*
/ /  Money Market Portfolio                            $_____________
/ /  Government Securities Portfolio                   $_____________
/ /  Tax-Exempt Portfolio                              $_____________
Minimum Investment $1,000 per Portfolio
*Available for U.S. residents only.
Exchange Privilege
Amway Mutual Fund shares can be exchanged in and out of the Cash Equivalent Fund money market fund. For additional information see the prospectus for Amway Mutual Fund, Inc.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
2.   ACCOUNT REGISTRATION
     (Choose One Only)
/ /  Individual or Joint Account
_____________________________________________________________________
Owner's Name: First, Middle, Last
_________________________________________________________-____-______
ADA No.                                       Soc. Sec. No. (for IRS)
___-_____-___________________________________________________________
Joint Owner's Name: First, Middle, Last
Soc.Sec. No. (for IRS)
Registration will be "JOINT TENANTS WITH RIGHTS OF SURVIVORSHIP" unless otherwise specified

/ /  Gifts to Minors:
_____________________________________________________________________
Custodian's Name: (One Name only)
_____________________________________________________________________
Minor's State of Residence
_____________________________________________________________________
Minor's Name: First, Middle, Last
_____________________________________________________________________
_____-______-________________________________________________________
Minor's Social Security Number

/ /  Corporations, Trusts, etc. or others in any fiduciary capacity
_____________________________________________________________________
Name
_____________________________________________________________________
Tax I.D. Number
Type:         / /   Corporation    / /  Association
              / /   Partnership    / /  Trust/Date of Trust _________
_____________________________________________________________________
Trustee

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
3.   MAILING ADDRESS
___________________________________________________
Street or P.O. Box
___________________________________________________
City, State, Zip
(________)_________________________________________
Daytime Phone (included Area Code)
(________)_________________________________________
Evening Phone (include Area Code)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
4.   CITIZENSHIP
     / /  United States       / /  Resident Alien
     / /  Non-Resident Alien: Indicate Country of Residence ______

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
5.   DIVIDEND AND CAPITAL GAIN OPTIONS
     (Please check ONE box for each type of distribution)

If no box is checked, all dividends and capital gain distributions will be reinvested, increasing your shares. Reinvested shares are invested at the net asset value per share without a sales charge.

Cash Equivalent Fund dividends          / /  Cash      / /  Reinvested
Amway Mutual Fund income dividends      / /  Cash      / /  Reinvested
Amway Mutual Fund
Capital Gain distributions              / /  Cash      / /  Reinvested

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
6.   TELEPHONE OR TELEGRAM TRANSACTION OPTION
      / / Yes  / / No    (YES box must be checked to authorize this option).
I/We hereby authorize Amway Stock Transfer Company (ASTC) and/or Amway Management Company (AMC) to honor any telephone or telegram transaction requests from any person representing themselves to be the Investor and identfying the account by its number. Telephone and Telegraph transactions will be recorded and written confirmations will be mailed to shareholders. This option is available only when no stock certificates have been issued. The proceeds will be mailed to the name and address in which the Fund account is registered, or mailed or wired to the bank account designated below (applies only if the bank account registration matches exactly the fund account registration). It is understood that a bank fee may be charged for each wire redemption of $5,000 or less. Before this option is effective for a corporation, partnership, or other orgainzations, additional documents may be required. This option is not available for Profit-Sharing Trust and IRAaccounts. These procedures are established to confirm that telephone or telegraph transaction requests are genuine. For assistance or additional information, please contact AMC. It is understood that neither Amway Mutual Fund, ASTC, nor AMC will be responsible for the authenticity of transaction instructions received by telephone or telegram and will not be liable for any loss, liability, cost, or expense for acting upon such instructions. The Investor bears the risk of loss unless the Fund, AMC and ASTC fails to follow the procedures designed to confirm instructions as genuine.

Bank Registration (please provide deposit slip)
___________________________________________________
Name of Your Bank                       Branch
___________________________________________________
Bank Checking Account Number          Bank ABA #
___________________________________________________
Address of Bank
___________________________________________________
___________________________________________________
Name(s) in which bank account is registered. (Fund registration must be identical to bank account registration).
                            (Please see reverse side)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
7.   OPTIONAL CHECKWRITING PRIVILEGE
     Cash Equivalent Fund Portfolios Only
     / / Yes        / / No
If yes, the undersigned authorizes drafts drawn against my Cash Equivalent Fund account to be honored and the redemption of a sufficient number of Fund shares to pay such drafts. Minimum amount: $250.00 per draft.

Joint Accounts
Check whether   / / only one owner or    / / all owners are reguired to sign
Redemption Checks.

Institutional Accounts
Indicate the number of authorized signers required to sign Redemption
Checks.        / / 1     / / 2     / / 3     / / 4

Institutional Accounts
Please type or print names and title of authorized signers. Persons signing as representatives for an institutional account warrant as individuals that each person is an authorized representative, that the account and privileges selected have been duly authorized, that all signatures hereon are genuine and that the persons indicated hereon are authorized to sign.

A.            ____________________________________________________

B.            ____________________________________________________

C.            ____________________________________________________

D.            ____________________________________________________

SIGNATURE GUARANTEE

ALWAYS REQUIRED FOR ANY CHANGE OR MODIFICATION. REQUIRED ON ALL INSTITUTIONAL ACCOUNTS. NOT REQUIRED WHEN ESTABLISHING AN INDIVIDUAL ACCOUNT. Signature guarantee must be provided by a commercial bank, trust company, member of national securities exchange, or savings and loan association.

                         AFFIX SIGNATURE GUARANTEE STAMP

               __________________________________________________
                             Signature Guaranteed By
               __________________________________________________
                              Authorized Signature

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
8.   REQUIRED INFORMATION AND SIGNATURES
     (All shareholders must sign.)

I/We have full right, power, authority and legal capacity (if a natural person, am/are of legal age in state of residence) to purchase shares of the Fund(s). I/We affirm that I/we have received and read the current Prospectuses of the Funds and agree to their terms. I/We understand the Funds' investment objectives and program and have dertermined that the Fund(s) is/are a suitable investment based upon my/our investment needs and financial situation. By signing below (a) I/we understand that this account will have the Exchange Privilege capability with the Amway Mutual Fund and the portfolios of the Cash Equvalent Fund and that all information provided in the above items will apply to any fund into which my/our shares may be exchanged and I/we understand that the Exchange Privilege can be modified or terminated as described in the prospectus; (b) I/we hereby ratify any instructions given on this account and any account into which I/we exchange relating to the above items and agree that neither the Fund(s), the transfer agency nor Amway Management Company will be liable for any loss, cost or expense for acting upon such instructions (by telephone or writing) believed to be genuine and in accordance with the procedures described in the Prospectus; and (c) my/our responsibility is to read the Prospectus of any Fund into which I/we exchange.

Under penalties or perjury, I/we (the first name and joint owner listed on a joint account) certify (1) that the number shown in the Account Registration (Section 2) below my/our name(s) on this application is my/our correct taxpayer identification number and (2) that I/we am/are not subject to backup withholding because: (a) I/we have not been notified of being subject to backup withholding as a result of a failure to report all interest or dividends, or (b) the Internal Revenue Service has notified me/us that I/we am/are no longer subject to backup withholding. (Please cross out 2(a) and (b) if incorrect.)

Sign in box below exactly as name or names appear in registration above or in the list below with blue or black ballpoint. Note especially first name and middle initial.

------------------------------------------------------------
A.
------------------------------------------------------------
Signature of Owner, Trustee, Custodian, or authorized Corporate OfficerDate

------------------------------------------------------------
B.
------------------------------------------------------------
Signature of Joint Owner, Co-Trustee, etc. (if any)    Date

------------------------------------------------------------
C.
------------------------------------------------------------
Signature of Joint Owner, Co-Trustee, etc. (if any)    Date

------------------------------------------------------------
D.
------------------------------------------------------------
Signature of Joint Owner, Co-Trustee, etc. (if any)    Date

The application shall become a contract only upon acceptance by the Fund. The purchase, sale and issuance of shares shall be governed by the laws of the State of Michigan, and the passage of title and the delivery of shares shall be deemed to take place in Michigan. Additional documents must be requested from the Fund to establish a Profit-Sharing Trust or Individual Retirement Account.

                      FOR AMWAY MANAGEMENT COMPANY USE ONLY

Master Account Number:          7 0 3 4 7

Dealer Number:                  6 0 0 6 3

CASH EQUIVALENT FUND ACCOUNT NUMBER:

Money Market Port.  3 4 1 7   _____ _____ _____ _____ _____ _____

Gov't Sec. Port.    3 4 1 3   _____ _____ _____ _____ _____ _____

Tax-Exmpt Port.     3 4 1 5   _____ _____ _____ _____ _____ _____

EXHIBIT OF PERFORMANCE CALCULATIONS


     This exhibit reflects the calculation of the performance figures that appear under "Investment Performance Information" in Part A (information required in a prospectus) for Amway Mutual Fund, Inc. ("Fund").

     The average annual total return for the Fund for a specific period is found by taking a hypothetical $1,000 investment ("Initial Investment") at the beginning of the period, adjusting for the maximum sales charge (3.0% of the offering price), reinvesting all dividends and capital gains at the net asset value on the reinvestment dates during the period, and computing the redeemable value at the end of the period. The redeemable value is then divided by the initial investment, and this quotient is taken to the Nth root (N representing the number of years in the period) and 1 is subtracted from the result, which is then expressed as a percentage. Thus, the following formula applies:



Average Annual Total Return =   (Redeemable Value/Initial Investment)  1/N - 1



     Using the formula provided, average annual total return for the 1, 5, and 10 year periods are calculated in the following schedules which are included on Pages C-282 through C-284.

           ONE YEAR AVERAGE ANNUAL TOTAL RETURN YEAR ENDING 12/31/95

                                                                                                 ACC
                                                                                     ORDINARY   ORDI-
                                                                   ACC SH  VALUE OF     INC     NARY
                                RD. INC  CAP GAIN EXECUTION       PURCH W/    SH     DIVIDENDS INC DIV   OID
  DATE   DESCRIPTION INVESTMENT DIV / SH DIST / SH PRICE  NAV / SH   INV     31-DEC       $        $    SHARES
-------- ----------- ---------- -------- -------- ------ -------- -------- --------- --------- ------- -------
  1/3/95 Purchase         $1000                     7.04           142.045
 3/31/95        Qtr. FMV                                    7.330  142.045  1,041.19


                  ACC ORD           ACC CAP    CAP
                    INC      CAP     GAIN     GAIN
         ACC OID DIV 12/31  GAIN     DIST     DIST
  DATE   SHARES     FMV    DIST $   SHARES   SHARES
-------- ------- --------- ------- --------- -------
  1/3/95
 3/31/95   0.000      0.00              0.00

                      ONE YEAR AVERAGE ANNUAL TOTAL RETURN

                                           CAP.    EXE-  NET AS-                                ACC.    ORD.
                                  ORD.     GAIN    CU-     SET      ACC.   VALUE OF             ORD.    INC.
                       AMOUNT     INC.    DIST./   TION   VALUE/    SHS.   SHS. PUR  ORD. INC.  INC.    DIVI/
  DATE    DESCRIP.    OF INV.   DIV./SH.   SH.    PRICE    SH.    PUR.WITH  DEC-31   DIVIDENDS  DIV.     SH
-------- ----------- ---------- -------- -------- ------ -------- -------- --------- --------- ------- -------
 6/30/95        Qtr. FMV                                   7.820   142.045  1,110.79
 9/30/95        Qtr. FMV                                   8.540   142.045  1,213.06
12/19/95        OID & CG        .105     1.42    7.30      7.300   142.045           14.91     14.41   2.043
12/31/95        Qtr. FMV                                   7.430   142.045  1,055.39                   2.043

          ACC.                     ACC. CAP   CAP.    ACC.   12/31 FMV
          ORD.   12/31 FMV  CAP.      /SH     /SH     CAP.   ACC. CAP. TOTAL    TOTAL        TOTAL    AVERAGE
          INC.   ACC. ORD.  GAIN     GAIN     GAIN    GAIN     GAIN    SHARES  SHS. OWNED   SHS. OWNED ANNUAL
  DATE    DIV.   INC. DIV.  DIST.    DIST.    DIST.   DIST.    DIST.   OWNED    31-DEC      31-DEC    RETURN
-------- ------- --------- ------- --------- ------- ------- --------- ------- ----------- ----------- --------
 6/30/95  0.000        0.00           0.000     0.00  142.045  1110.79             1110.79
 9/30/95  0.000        0.00           0.000     0.00  142.045  1213.06             1213.06
12/19/95  2.043 14.91 201.70                  201.70   27.631    27.631 171.719
12/31/95  2.043        15.18         201.70            27.631   205.30  171.719    1275.87   1275.87%  27.5872%

           FIVE YEAR AVERAGE ANNUAL TOTAL RETURN YEAR ENDING 12/31/95

                                                                                                 ACC
                                                                                     ORDINARY   ORDI-
                                                                   ACC SH  VALUE OF     INC     NARY
                                RD. INC  APP GAIN EXECUTION       PURCH W/    SH     DIVIDENDS INC DIV   OID
  DATE   DESCRIPTION INVESTMENT DIV / SH 1ST / SH PRICE  NAV / SH   INV     31-DEC       $        $    SHARES
-------- ----------- ---------- -------- -------- ------ -------- -------- --------- --------- ------- -------
  1/2/91 Purchase     $1,000.00                    6.960           143.678
 3/28/91        Qtr. FMV                                    8.220  143.678  1,181.03
 6/14/91 OID                       0.050           8.340    8.340  143.678                7.18    7.18   0.861
 6/28/91        Qtr. FMV                                    7.980  143.678  1,146.55
 9/30/91        Qtr. FMV                                    8.450  143.678  1,214.08
12/13/91        OID & CG           0.010    1.360  7.390    7.390  143.678                1.45    8.63   0.196
12/31/91        Qtr. FMV                                    8.110  143.678  1,165.23

 3/31/92        Qtr. FMV                                    7.660  143.678  1,100.57
 6/30/92        Qtr. FMV                                    7.260  143.678  1,043.10
 9/30/92        Qtr. FMV                                    7.420  143.678  1,066.09
12/13/92        OID & CG           0.022    0.638  7.310    7.310  143.678                3.77   12.40   0.516
12/31/92        Qtr. FMV                                    7.570  143.678  1,087.64

03/31/93        Qtr. FMV                                    7.940  143.678  1,140.80
06/30/93        Qtr. FMV                                    7.870  143.678  1,130.75
09/30/93        Qtr. FMV                                    8.310  143.678  1,193.96
12/14/93        OID & CG           0.020    0.640  7.470    7.470  143.678                3.74   16.13   0.500
12/31/93        Qtr. FMV                                    7.710  143.678  1,107.76

 3/31/94        Qtr. FMV                                    7.410  143.678  1,064.65
 6/14/94 OID                                       7.400    7.400  143.678                0.00   16.13   0.000
 6/30/94        Qtr. FMV                                    7.020  143.678  1,008.62
 9/30/94        Qtr. FMV                                    7.270  143.678  1,044.54
12/13/94        OID & CG           0.030    0.340  6.740    6.740  143.678                6.10   22.23   0.905
12/31/94        Qtr. FMV                                    6.880  143.678    988.50

 3/31/95        Qtr. FMV                                    7.330  143.678  1,053.16
 6/30/95        Qtr. FMV                                    7.820  143.678  1,123.56
 9/30/95        Qtr. FMV                                    8.540  143.678  1,227.01
12/19/95        OID & CG           0.105    1.420  7.300    7.300  143.678               22.52   22.52   3.085
12/31/95        Qtr. FMV                                    7.430  143.678  1,067.53


                  ACC ORD           ACC CAP    CAP   ACC CAP  ACC CAP             TOTAL       TOTAL
                    INC      CAP     GAIN     GAIN    GAIN     GAIN     TOTAL    SHARES      SHARES    AVERAGE
         ACC OID DIV 12/31  GAIN     DIST     DIST    DIST     DIST    SHARES  OWNED 12/31 OWNED 12/31  ANNUAL
  DATE   SHARES     FMV    DIST $   SHARES   SHARES  SHARES  12/31 FMV  OWNED      FMV         FMV      RETURN
-------- ------- --------- ------- --------- ------- ------- --------- ------- ----------- ----------- --------
  1/2/91                                                               143.678
 3/28/91   0.000      0.00              0.00           0.000      0.00 143.678     1181.03     1181.03
 6/14/91   0.861                        0.00           0.000           144.539
 6/28/91   0.861      6.87              0.00           0.000      0.00 144.539     1153.42     1153.42
 9/30/91   0.861      7.28              0.00           0.000      0.00 144.539     1221.35     1221.35
12/13/91   1.057            196.57    196.57  26.600  26.600           171.335
12/31/91   1.057      8.57            196.57          26.600    215.73 171.335     1389.53     1389.53 38.9527%

 3/31/92   1.057      8.10            196.57          26.600    203.76 171.335     1312.43     1312.43
 6/30/92   1.057      7.67            196.57          26.600    193.12 171.335     1243.89     1243.89
 9/30/92   1.057      7.84            196.57          26.600    197.37 171.335     1271.31     1271.31
12/13/92   1.573            109.31    305.88  14.954  41.554           186.805
12/31/92   1.573     11.91            305.88          41.554    314.56 186.805     1414.11     1414.11 18.9165%

03/31/93   1.573     12.49            305.88          41.554    329.94 186.805     1483.23     1483.23
06/30/93   1.573     12.38            305.88          41.554    327.03 186.805     1470.16     1470.16
09/30/93   1.573     13.07            305.88          41.554    345.31 186.805     1552.35     1552.35
12/14/93   2.073            119.56    425.44  16.005  57.559           203.310
12/31/93   2.073     15.98            425.44          57.559    443.78 203.310     1567.52     1567.52 16.1639%
 3/31/94   2.073     15.36            425.44          57.559    426.51 203.310     1506.53     1506.53
 6/14/94   2.073              0.00    425.44   0.000  57.559           203.310
 6/30/94   2.073     14.55            425.44          57.559    404.06 203.310     1427.24     1427.24
 9/30/94   2.073     15.07            425.44          57.559    418.45 203.310     1478.06     1478.06
12/13/94   2.978     20.07   69.13    494.57  10.256  67.815           214.471
12/31/94   2.978     20.49            494.57          67.815    466.57 214.471     1475.56     1475.56 10.2146%

 3/31/95   2.978     21.83            494.57          67.815    497.08 214.471     1572.07     1572.07
 6/30/95   2.978     23.29            494.57          67.815    530.31 214.471     1677.16     1677.16
 9/30/95   2.978     25.43            494.57          67.815    579.14 214.471     1831.58     1831.58
12/19/95   6.063     44.26  304.55    799.11  41.719 109.534           259.275
12/31/95   6.063     45.05            799.11         109.534    813.84 259.275     1926.41     1926.41 14.0118%

           TEN YEAR AVERAGE ANNUAL TOTOAL RETURN YEAR ENDING 12/31/95

                                                                                                ACC
                                                                                     ORDINARY   ORDI-
                                                                   ACC SH  VALUE OF     INC     NARY
                                RD. INC  APP GAIN EXECUTION       PURCH W/    SH     DIVIDENDS INC DIV   OID
  DATE   DESCRIPTION INVESTMENT DIV / SH 1ST / SH PRICE  NAV / SH   INV     31-DEC       $        $    SHARES
-------- ----------- ---------- -------- -------- ------ -------- -------- --------- --------- ------- -------
  1/2/86 Purchase     $1,000.00                    6.980           143.266
 3/31/86        Qtr. FMV                                    8.090  143.266 1,159.022
 6/16/86 OID                       0.060           8.000           143.266                8.60    8.60   1.074
 6/30/86        Qtr. FMV                                    8.090  143.266 1,159.022
 9/30/86        Qtr. FMV                                    7.540  143.266 1,080.226
12/10/86 OID                       0.060           8.140           143.266                8.66   17.26   1.064
12/31/86        Qtr. FMV                                    7.820  143.266 1,120.340

 3/31/87        Qtr. FMV                                    9.860  143.266 1,412.603
 6/15/87 OID                       0.060          10.070           143.266                8.72   25.98   0.866
 6/30/87        Qtr. FMV                                    9.920  143.266 1,421.199
 9/30/87        Qtr. FMV                                   10.720  143.266  1,535.81
12/11/87        OID & CG           0.070    0.420  7.320           143.266               10.24   36.22   1.399
12/31/87        Qtr. FMV                                    7.870  143.266  1,127.50

 3/31/88        Qtr. FMV                                    8.040  143.266  1,151.86
 6/15/88 OID                       0.070           8.490           143.266               10.92   47.14   1.287
 6/30/88        Qtr. FMV                                    8.520  143.266  1,220.63
 9/30/88        Qtr. FMV                                    8.280  143.266  1,186.24
12/16/88        OID & CG           0.085    1.745  6.410           143.266               13.37   60.52   2.087
12/31/88        Qtr. FMV                                    6.490  143.266    929.80

 3/31/89        Qtr. FMV                                     6.87  143.266    984.24
 6/21/89 OID                        0.09            7.46           143.266               18.20   78.72   2.440
 6/30/89        Qtr. FMV                                     7.37  143.266  1,055.87
 9/30/89        Qtr. FMV                                     8.24  143.266  1,180.51
12/15/89        OID & CG            0.07     1.16   7.10           143.266               14.33   93.05   2.018
12/31/89        Qtr. FMV                                     7.26  143.266  1,040.11

 3/30/90        Qtr. FMV                                    7.240  143.266  1,037.25
 6/20/90 OID                       0.050           7.660           143.266               12.01  105.06   1.568
 6/29/90        Qtr. FMV                                    7.670  143.266  1,098.85
 9/28/90        Qtr. FMV                                    6.550  143.266    938.39
12/14/90        OID & CG           0.030    0.430  6.740           143.266                7.25  112.31   1.076
12/31/90        Qtr. FMV                                    6.820  143.266    977.07

 3/28/91        Qtr. FMV                                    8.220  143.266  1,177.65
 6/14/91 OID                       0.050           8.340    8.340  143.266               12.91  125.23   1.548
 6/28/91        Qtr. FMV                                    7.980  143.266  1,143.26
 9/30/91        Qtr. FMV                                    8.450  143.266  1,210.60
12/13/91        OID & CG           0.010    1.360  7.390    7.390  143.266                2.60  127.82   0.352
12/31/91        Qtr. FMV                                    8.110  143.266  1,161.89

 3/31/92        Qtr. FMV                                    7.660  143.266  1,097.42
 6/30/92        Qtr. FMV                                    7.260  143.266  1,040.11
 9/30/92        Qtr. FMV                                    7.420  143.266  1,063.03
12/13/92        OID & CG           0.022    0.638  7.310    7.310  143.266                6.77  134.60   0.927
12/31/92        Qtr. FMV                                    7.570  143.266  1,084.52

03/31/93        Qtr. FMV                                    7.940  143.266  1,137.53
06/30/93        Qtr. FMV                                    7.870  143.266  1,127.50
09/30/93        Qtr. FMV                                    8.310  143.266  1,190.54
12/14/93        OID & CG           0.020    0.640  7.470    7.470  143.266                6.72  141.31   0.899
12/31/93        Qtr. FMV                                    7.710  143.266  1,104.58

 3/31/94        Qtr. FMV                                    7.410  143.266  1,061.60
 6/14/94 OID                                       7.400    7.400  143.266                0.00  141.31   0.000
 6/30/94        Qtr. FMV                                    7.020  143.266  1,005.73
 9/30/94        Qtr. FMV                                    7.270  143.266  1,041.54
12/13/94        OID & CG           0.030    0.340  6.740    6.740  143.266               10.96  152.28   1.627
12/31/94        Qtr. FMV                                    6.880  143.266    985.67

 3/31/95        Qtr. FMV                                    7.330  143.266  1,050.14
 6/30/95        Qtr. FMV                                    7.820  143.266  1,120.34
 9/30/95        Qtr. FMV                                    8.540  143.266  1,223.49
12/19/95        OID & CG           0.105    1.420  7.300    7.300  143.266               40.48   40.48   5.545
12/31/95        Qtr. FMV                                    7.430  143.266  1,064.47


                  ACC ORD                      CAP   ACC CAP  ACC CAP             TOTAL       TOTAL
                    INC      CAP    ACC CAP   GAIN    GAIN     GAIN     TOTAL    SHARES      SHARES    AVERAGE
         ACC OID DIV 12/31  GAIN   GAIN DIST  DIST    DIST     DIST    SHARES  OWNED 12/31 OWNED 12/31  ANNUAL
  DATE   SHARES     FMV    DIST $   SHARES   SHARES  SHARES  12/31 FMV  OWNED      FMV         FMV      RETURN
-------- ------- --------- ------- --------- ------- ------- --------- ------- ----------- ----------- --------
  1/2/86                                                               143.266
 3/31/86   0.000      0.00              0.00           0.000      0.00 143.266     1159.02     1159.02
 6/16/86   1.074              0.00      0.00   0.000   0.000           144.340
 6/30/86   1.074      8.69              0.00           0.000      0.00 144.340     1167.71     1167.71
 9/30/86   1.074      8.10              0.00           0.000      0.00 144.340     1088.32     1088.32
12/10/86   2.138              0.00      0.00   0.000   0.000           145.404
12/31/86   2.138     16.72              0.00           0.000      0.00 145.404     1137.06     1137.06 13.7059%
 3/31/87   2.138     21.08              0.00           0.000      0.00 145.404     1433.68     1433.68
 6/15/87   3.004              0.00      0.00   0.000   0.000           146.270
 6/30/87   3.004     29.80              0.00           0.000      0.00 146.270     1451.00     1451.00
 9/30/87   3.004     32.20              0.00           0.000      0.00 146.270     1568.01     1568.01
12/11/87   4.403             61.43     61.43   8.393   8.393           156.062
12/31/87   4.403     34.65             61.43           8.393     66.05 156.062     1228.21     1228.21 10.8245%
 3/31/88   4.403     35.40             61.43           8.393     67.48 156.062     1254.74     1254.74
 6/15/88   5.690                       61.43           8.393           157.349
 6/30/88   5.690     48.48             61.43           8.393     71.51 157.349     1340.61     1340.61
 9/30/88   5.690     47.11             61.43           8.393     69.49 157.349     1302.85     1302.85
12/16/88   7.777            274.57    336.01  42.835  51.228           202.271
12/31/88   7.777     50.47            336.01          51.228    332.47 202.271     1312.74     1312.74  9.4946%
 3/31/89   7.777     53.43            336.01          51.228    351.94 202.271     1389.60     1389.60
 6/21/89  10.217                      336.01          51.228           204.711
 6/30/89  10.217     75.30            336.01          51.228    377.55 204.711     1508.72     1508.72
 9/30/89  10.217     84.19            336.01          51.228    422.12 204.711     1686.82     1686.82
12/15/89  12.235            237.46    573.47  33.446  84.674           240.175
12/31/89  12.235     88.83            573.47          84.674    614.73 240.175     1743.67     1743.67 14.9122%
 3/30/90  12.235     88.58            573.47          84.674    613.04 240.175     1738.87     1738.87
 6/20/90  13.803                      573.47          84.674           241.743
 6/29/90  13.803    105.87            573.47          84.674    649.45 241.743     1854.17     1854.17
 9/28/90  13.803     90.41            573.47          84.674    554.61 241.743     1583.42     1583.42
12/14/90  14.879            103.95    677.42  15.423 100.097           258.242
12/31/90  14.879    101.47            677.42         100.097    682.66 258.242     1761.21     1761.21 11.9856%
 3/28/91  14.879    122.31            677.42         100.097    822.80 258.242     2122.75     2122.75
 6/14/91  16.427                      677.42         100.097           259.790
 6/28/91  16.427    131.09            677.42         100.097    798.77 259.790     2073.12     2073.12
 9/30/91  16.427    138.81            677.42         100.097    845.82 259.790     2195.23     2195.23
12/13/91  16.779            353.31  1,030.74  47.810 147.907           307.952
12/31/91  16.779    136.08          1,030.74         147.907  1,199.53 307.952     2497.49     2497.49 16.4798%
 3/31/92  16.779    128.53          1,030.74         147.907  1,132.97 307.952     2358.91     2358.91
 6/30/92  16.779    121.82          1,030.74         147.907  1,073.80 307.952     2235.73     2235.73
 9/30/92  16.779    124.50          1,030.74         147.907  1,097.47 307.952     2285.00     2285.00
12/13/92  17.706            196.47  1,227.21  26.877 174.784           335.756
12/31/92  17.706    134.03          1,227.21         174.784  1,323.11 335.756     2541.67     2541.67 14.2547%
03/31/93  17.706    140.59          1,227.21         174.784  1,387.78 335.756     2665.90     2665.90
06/30/93  17.706    139.35          1,227.21         174.784  1,375.55 335.756     2642.40     2642.40
09/30/93  17.706    147.14          1,227.21         174.784  1,452.46 335.756     2790.13     2790.13
12/14/93  18.605            214.88  1,442.09  28.766 203.550           365.421
12/31/93  18.605    143.44          1,442.09         203.550  1,569.37 365.421     2817.40     2817.40 13.8233%
 3/31/94  18.605    137.86          1,442.09         203.550  1,508.31 365.421     2707.77     2707.77
 6/14/94  18.605              0.00  1,442.09   0.000 203.550           365.421
 6/30/94  18.605    130.61          1,442.09         203.550  1,428.92 365.421     2565.26     2565.26
 9/30/94  18.605    135.26          1,442.09         203.550  1,479.81 365.421     2656.61     2656.61
12/13/94  20.232    136.36  124.24  1,566.34  18.434 221.984           385.482
12/31/94  20.232    139.20          1,566.34         221.984  1,527.25 385.482     2652.12     2652.12 11.4463%
 3/31/95  20.232    148.30          1,566.34         221.984  1,627.14 385.482     2825.58     2825.58
 6/30/95  20.232    158.21          1,566.34         221.984  1,735.91 385.482     3014.47     3014.47
 9/30/95  20.232    172.78          1,566.34         221.984  1,895.74 385.482     3292.02     3292.02
12/19/95  25.777    188.17  547.38  2,113.72  74.984 296.968           466.011
12/31/95  25.777    191.52          2,113.72         296.968  2,206.47 466.011     3462.46     3462.46 13.2240%

                                  POWER OF ATTORNEY


     WHEREAS, AMWAY MUTUAL FUND, INC. (herein referred to as the Fund) files with the Securities and Exchange Commission, under the provisions of the Securities Act of 1933, as amended, and of the Investment Company Act of 1940, as amended, its Registration Statement, relating to the sale of shares of Common Stock of the Fund; and

     WHEREAS, each of the undersigned holds the office or offices in the fund herein below set opposite his name, respectively;

     NOW, THEREFORE, each of the undersigned hereby constitutes and appoints JAMES J. ROSLONIEC, individually, his attorney, with full power to act for him and in his name, place, and stead to sign his name, in the capacity or capacities set forth below, to the Registration Statement, relating to the sale of shares of Common Stock of the Fund, and to any and all amendments to such Registration Statement, and hereby ratifies and confirms all that said attorney may or shall lawfully do or cause to be done by virtue hereof.



     IN WITNESS WHEREOF, the undersigned have hereunto set their hands this 19th day of December, 1995.


     Richard A. DeWitt, Director        /s/ Richard A. DeWitt


     Donald H. Johnson, Director        /s/ Donald H. Johnson




     Walter T. Jones, Director          /s/ Walter T. Jones



STATE OF MICHIGAN}
                 }SS.
COUNTY OF KENT   }

     I, Nancy L. Schoen, a Notary Public in and for the County and State aforesaid, do hereby certify that the above-named Directors, RICHARD A. DEWITT, DONALD H. JOHNSON, and WALTER T. JONES, of AMWAY MUTUAL FUND, INC., known to me and to be the same persons whose names are subscribed to the foregoing instrument, appeared before me this day in person and acknowledged that he executed the same instrument as his free and voluntary act and deed, for the uses and purposes therein set forth.

     IN WITNESS WHEREOF, I have hereto set my hand and notarial seal this 19th day of December, 1995.




                                       /s/ Nancy L. Schoen
                                       ---------------------------
                                             Nancy L. Schoen

                             AMWAY MUTUAL FUND, INC.

                                    FORM N-1A




                                     PART  C

                                OTHER INFORMATION

ITEM 25.  Persons Controlled by or under Common Control with Registrant

          Not Applicable.

ITEM 26.  Number of Holders of Securities

          Listed below is the number of Amway Mutual Fund, Inc. common stock shareholders as of December 31, 1995. Common stock with a par value of $1 is the only class of stock issued.






               Title of Class                     Number of Record Holders




               Common Stock                                16,203


ITEM 27.  Indemnification

          Indemnification is covered in Section 9 of the Principal Underwriter Agreement between Amway Mutual Fund, Inc. and Amway Management Company, which is filed as an exhibit hereto. Also, a Joint Directors and Officers Liability Insurance Policy for Amway Management Company, Amway Stock Transfer Co., and Amway Mutual Fund, Inc. is provided by those entities. The Twelfth Article of the Certificate of Incorporation and Article V of the By-Laws of Amway Mutual Fund, Inc., which are filed as an exhibit hereto, provide for indemnification for any person to the extent permitted by law.

ITEM 28.  Business and Other Connections of Investment Adviser.

          Amway Management Company acts as the investment advisor and principal underwriter for Amway Mutual Fund, Inc. and as a servicing agent for the Cash Equivalent Fund.



          Business histories of each Director and Officer of the Investment Adviser of the Registrant has been attached hereto on Pages C-289 through C-295.





ITEM 29.  Principal Underwriter



(a) The principal underwriter, Amway Management Company, acts as such only for Amway Mutual Fund, Inc. Listed below is the information required pertaining to the individual Directors and Officers of the principal underwriter. There is no other principal underwriter.

                             AMWAY MUTUAL FUND, INC.

                                    FORM N-1A




                                     PART  C




                                OTHER INFORMATION

ITEM 29.  Principal Underwriter (continued)


(b)  Name and Principal            Positions and Office          Position and Offices



      Business Address             With Underwriter              With Registrant


     James J. Rosloniec            Vice President, Treasurer     President, Treasurer
     7575 Fulton Street, East      and Director                  and Director
     Ada, MI  49355-0001

     Allan D. Engel                President, Secretary and      Secretary and Assistant
     7575 Fulton Street, East      Director                      Treasurer
     Ada, MI  49355-7150

(c)  Not Applicable.

ITEM 30.  Location of Accounts and Records






          With respect to each account, book, or other document required to be maintained by Section 31(a) of the 1940 Act and the Rules (17 CFR 270.31a-1 to 31a-3) promulgated thereunder, all transfer agent and shareholder records are in the custody and control of Amway Stock Transfer Co., Ada, Michigan, pursuant to the Common Records Agreement Among Amway Mutual Fund, Inc., Amway Management Company, and Amway Stock Transfer Co; all portfolio securities held or in transfer are under the control of the Custodian, Michigan National Bank, Grand Rapids, Michigan; all portfolio security records and brokerage records related thereto are in the custody and control of Amway Management Company, Ada, Michigan; or Kemper Financial Services, Inc., or Ark Asset Management Co., Inc., the Sub-Advisers, pursuant to the Sub-Advisory Agreements; and all remaining records are in the custody and control of Amway Mutual Fund, Inc., Ada, Michigan.


ITEM 31.  Management Services






          Amway Management Company and Amway Stock Transfer Co. have entered into a contract with DST, Inc. which provides access to a data processing recordkeeping system for stockholder accounting. The system provides and supports remote terminal access to DST facilities for the maintenance of stockholder records, processing of information, and the generation of output with respect thereto. Pursuant to this agreement, Amway Management Company or Amway Stock Transfer Co. have paid to DST, including equipment costs, telephone lines, and service fees for the three years ending August 31, 1995, the fiscal year-end, a total of $242,547.

                             AMWAY MUTUAL FUND, INC.
                                    FORM N-1A

                                     PART  C

                                OTHER INFORMATION


ITEM 32.  Undertakings

          (a)  Not applicable

          (b)  Not applicable

          (c) Amway Mutual Fund, Inc. undertakes to furnish to each person to whom a prospectus is delivered a copy of the Fund's latest Annual Report to Shareholders, upon request and without charge.

SCHEDULE RE BUSINESS AND EDUCATION HISTORY - JAMES J. ROSLONIEC

EDUCATION:




     Catholic Central High School, Grand Rapids, Michigan
     Davenport College, Grand Rapids, Michigan, AS Degree 1965


     Central Michigan University, Mt. Pleasant, Michigan, BS Degree 1968


POSITIONS:





  1968-1970         Staff Member of C.H. Vannatter, CPA, Grand Rapids, Michigan

  1970-1972         Senior Internal Auditor of Gulf & Western Industries, Inc.,
                    Grand Rapids, Michigan

  1972-1974         Controller of Furniture City Manufacturing (a Gulf & Western
                    subsidiary), Grand Rapids, Michigan

  1974-1979         Manager of Internal Audit of Amway Corporation, Ada,
                    Michigan

  1979-1991         Vice President-Finance and Treasurer of Amway Corporation,
                    Ada, Michigan

  1991-Present      Vice President-Audit and Control of Amway Corporation, Ada,
                    Michigan

  December 8, 1980 to March 22, 1984, Amway Management Company, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Treasurer.

  December 8, 1980 to March 22, 1984, Amway Stock Transfer Co., 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Treasurer.

  December 8, 1980 to March 22, 1984, Amway Mutual Fund, Inc., 7575 East Fulton Road, Ada, Michigan 49355, open-end investment company, President and Treasurer.

  January 13, 1993 to September 28, 1994, Eastbank Corp., c/o Amway Corporation 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Treasurer.

  March 23, 1984 to April 18, 1988, Amway Management Company, 7575 East Fulton Road, Ada, Michigan 49355, President, Treasurer, and Director.

  June 9, 1978 continuing, Amway Stock Transfer Co, 7575 East Fulton Road, Ada, Michigan 49355, President, Treasurer, and Director.

  November 16, 1979 continuing, Amway Hotel Corporation, 7575 East Fulton Road, Ada, Michigan 49355, owns all issued and outstanding stock of Pantlind Hotel Company, Vice President and Treasurer.



  November 16, 1979 continuing, Amway Properties Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Treasurer.

         SCHEDULE RE BUSINESS AND EDUCATION HISTORY - JAMES J. ROSLONIEC


                                       -2-





  November 16, 1979 continuing, Ja-Ri Corporation, 7575 East Fulton Road, Ada, Michigan 49355, sale of food supplements and real estate holding company, Treasurer.

  November 16, 1979 continuing, Peter Island Estate Ltd., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, owns and operates Peter Island Yacht Club, Vice President and Treasurer.

  November 16, 1979 continuing, Peter Island Hotel, Inc., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Treasurer.

  June 2, 1980 continuing, Enterprise, Inc., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Treasurer.

  June 5, 1980 continuing, Emerald Maritime Service, Inc., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Treasurer.

  September 18, 1980 continuing, Amway Grand Plaza Association, c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Treasurer.

  March 22, 1984 continuing, Amway Mutual Fund, Inc., 7575 East Fulton Road, Ada, Michigan 49355, open-end investment company, President, Treasurer, and Director.


  January 27, 1986 continuing, Ultimate Marketing Corp., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Treasurer.


  January 18, 1988 continuing, Amway Capital Corporation, c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Treasurer.

  September 18, 1989 continuing, H.I., Inc., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michgian 49355, Vice President and Treasurer.

  May 15, 1990 continuing, Amway Environmental Foundation, c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Treasurer.


  December 13, 1991 continuing, Ja-Ra Corporation, c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President


  August 31, 1992 continuing, Amway Export DV, Co., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michgian 49355, Treasurer.


  November 12, 1992 continuing, Amway Export VA, Co., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President, Treasurer and Director.


  November 23, 1992 continuing, Amway Real Estate Corp., 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Treasurer.


  December 11, 1992 continuing, Jay and Betty Van Andel Foundation, c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Treasurer.

         SCHEDULE RE BUSINESS AND EDUCATION HISTORY - JAMES J. ROSLONIEC


                                       -3-

  January 13, 1993 continuing, Auric Corp., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Treasurer.

  January 13, 1993 continuing, Meadowbrooke Corp., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan, Vice President and Treasurer.

  September 28, 1994 continuing, Eastbank Corp., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, President, Treasurer, and Director.


  May 2, 1995 continuing, Aviation, Inc., 7575 East Fulton Road, Ada, Michigan 49355, Treasurer.


  May 2, 1995 continuing, Magic Carpet Aviation, Inc., 7575 East Fulton Road, Ada, Michigan 49355, Treasurer.

  September 1, 1995 continuing, Amway Grand Plaza Association, c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, President and Director.

  September 1, 1995 continuing, Amway Hotel Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Director.

  September 1, 1995 continuing, Amway Properties Corporation, 7575 East Fulton Road, Ada, Michigan 49355, President.

  September 1, 1995 continuing, Amway Real Estate Corp., 7575 East Fulton Road, Ada, Michigan 49355, President and Director.

  September 1, 1995 continuing, Auric Corp., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, President and Director.

  September 1, 1995 continuing, Aviation, Inc., 7575 East Fulton Road, Ada, Michigan 49355, President and Director.

  September 1, 1995 continuing, Emerald Maritime Service, Inc., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, President and Director.

  September 1, 1995 continuing, Enterprise, Inc., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, President and Director.

  September 1, 1995 continuing, Magic Carpet Aviation, Inc., 7575 East Fulton Road, Ada, Michigan 49355, President and Director.

  September 1, 1995 continuing, Meadowbrooke Corp., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, President and Director.

  September 1, 1995 continuing, Peter Island Estate Ltd., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, President and Director.

  September 1, 1995 continuing, Ultimate Marketing Corp., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, President and Director.

         SCHEDULE RE BUSINESS AND EDUCATION HISTORY - JAMES J. ROSLONIEC

PROFESSIONAL ACTIVITIES:

  Member of Advisory Board to the Dean of Business Administration, Central Michigan University

  Board of Directors of the American Cancer Society, Kent County Unit

  Chairman of Development Task Force with American Cancer Society - Michigan Division

  Member of Advisory Board to the Accounting School, Grand Valley State
University

  Board of Directors of the Protection Mutual Insurance Co.

  Member of Board at Blythefield Country Club.

           SCHEDULE RE EDUCATION AND BUSINESS HISTORY - ALLAN D. ENGEL





EDUCATION:




  North High School, Omaha, Nebraska
  Creighton University, Omaha, Nebraska, BSBA 1974
  Creighton University, Omaha, Nebraska, JD 1976

POSITIONS:





  November 1975 to November 1978, Elmer Fox Westheimer & Co., 7171 Mercy Road, Omaha, Nebraska 68106, Certified Public Accountant, Tax-Staff.

  November 1978 to October 1991, Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Manager-Financial Projects.

  December 1980 to April 18, 1988, Amway Management Company, 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

  November 1980 to December 1980, Amway Stock Transfer Co., 7575 East Fulton Road, Ada, Michigan 49355, Assistant Secretary and Assistant Treasurer.

  November 1990 to June 1991, DeVos Foundation, 7575 East Fulton Road, Ada, Michgan 49355, Assistant Treasurer.

  December 1986 to December 1994, Amway Corporation Hourly Employees' Pension Plan, 7575 East Fulton Road, Ada, Michigan 49355, Trustee.

  January 1993 to September 1994, Eastbank Corp., 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.



  December 1991 to December 1995, Peter Island Hotel, Inc., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, owns and operates Peter Island Yacht Club, Secretary and Assistant Treasurer.


  December 1980 continuing, Amway Stock Transfer Co., 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

  December 1980 continuing, Amway Mutual Fund, Inc., 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

  March 1984 continuing, Amway Mutual Fund, Inc. 7575 East Fulton Road, Ada, Michigan 49355, Director.

  April 18, 1988 continuing, Amway Management Company, 7575 East Fulton Road, Ada, Michigan 49355, President, Secretary and Director.

  October 1991 continuing, Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Senior Manager-Financial Projects.



  December 1991 continuing, Amway Capital Corp., 7575 East Fulton Road, Ada, Michgian 49355, Secretary and Assistant Treasurer.

           SCHEDULE RE BUSINESS AND EDUCATION HISTORY - ALLAN D. ENGEL





                                       -2-
  December 1991 continuing, Amway Grand Plaza Association, c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

  December 1991 continuing, Amway Hotel Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

  December 1991 continuing, Amway Properties Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Ada, Michgan 49355, Secretary and Assistant Treasurer.

  December 1991 continuing, H.I., Inc., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

  December 1991 continuing, Ja-Ri Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

  December 1991 continuing, Peter Island Estate Ltd., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, owns and operates Peter Island Yacht Club, Secretary and Assistant Treasurer.



  December 1991 continuing, Ultimate Marketing Corp., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.


  December 1991 continuing, Amway Stock Transfer Co., 7575 East Fulton Road, Ada, Michigan 49355, Director.

  November 1992 continuing, Amway Export VA, Co., 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

  November 1992 continuing, Amway Real Estate Corp., 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

  December 1992 continuing, Jay and Betty Van Andel Foundation, c/o Amway Corporation, 7575 East Fulton Road, Ada, Michgan 49355, Secretary and Assistant Treasurer.

  January 1993 continuing, Meadowbrooke Corp., 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

  January 1993 continuing, Auric Corp., 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

  April 1993 continuing, Emerald Maritime Service, Inc., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

  April 1993 continuing, Enterprise Inc., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.


  September 1994 continuing, Eastbank Corp., 7575 East Fulton Road, Ada, Michigan 49355, Vice President, Secretary, and Director.





  May 1995 continuing, Aviation, Inc., 7575 East Fulton Road, Ada, Michigan 49355, Secretary, Assistant Treasurer and Director.

           SCHEDULE RE BUSINESS AND EDUCATION HISTORY - ALLAN D. ENGEL

  May 1995 continuing, Magic Carpet Aviation, 7575 East Fulton Road, Ada, Michigan 49355, Secretary, Assistant Treasurer and Director.

  September 1995 continuing, Amway Grand Plaza Assocation, c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Director.

  September 1995 continuing, Amway Properties Corportion, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Director.

  September 1995 continuing, Amway Real Estate Corp., 7575 East Fulton Road, Ada, Michgan 49355, Vice President and Director.

  September 1995 continuing, Auric Corp., 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Director.

  September 1995 continuing, Aviation, Inc., 7575 East Fulton Road, Ada, Michigan 49355, Vice President.

  September 1995 continuing, Emerald Maritime Service, Inc., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Director.

  September 1995 continuing, Enterprise, Inc., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Director..

  September 1995 continuing, Magic Carpet Aviation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President.

  September 1995 continuing, Meadowbrooke Corp., 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Director.

  September 1995 continuing, Peter Island Estate Ltd., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, owns and operates Peter Island Yacht Club, Vice President and Director.

  September 1995 continuing, Ultimate Markeing Corp., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Director.

                             AMWAY MUTUAL FUND, INC.

                                    FORM N-1A

                                   SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 485(b) Under the Securities Act of 1933, and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized in the Township of Ada, and State of Michigan, on the day of February 26, 1996.



________________________________________________________________________________


                                AMWAY MUTUAL FUND, INC.
________________________________________________________________________________



                                By   /s/ James J. Rosloniec
                                     JAMES J. ROSLONIEC

                                          President


________________________________________________________________________________


     Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:


________________________________________________________________________________


Signature                       Title and Capacity                 Date


________________________________________________________________________________





/s/James J. Rosloniec           Principal Executive and       February 26, 1996

   JAMES J. ROSLONIEC           Financial Officer and
                                Director




/s/ Allan D. Engel              Principal Accounting          February 26, 1996



   ALLAN D. ENGEL               Officer and Director



RICHARD A. DEWITT               Director

DONALD H. JOHNSON               Director

WALTER T. JONES                 Director



By  /s/ James J. Rosloniec                                    February 26, 1996

     JAMES J. ROSLONIEC
     (Attorney-in-Fact)